As filed with the Securities and Exchange Commission on March 21, 2006

Registration No. 333-130662

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Amendment No. 3
To

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

CPI INTERNATIONAL, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	3670 (Primary Standard Industrial Classification Code Number)	75-3142681 (I.R.S. Employer Identification Number)

811 Hansen Way
Palo Alto, California 94303-1110
(650) 846-2900

(Address, Including Zip Code, and Telephone Number, Including
Area Code, of Registrant's Principal Executive Offices)

Joel A. Littman
811 Hansen Way
Palo Alto, California 94303-1110
(650) 846-2900

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copy to:

Richard C. Wirthlin, Esq. Irell & Manella LLP 1800 Avenue of the Stars, Suite 900 Los Angeles, California 90067 (310) 277-1010	Daniel J. Zubkoff, Esq. Cahill Gordon & Reindel LLP 80 Pine Street New York, New York 10005 (212) 701-3000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS

                        , 2006

Subject to completion

                    Shares

Common Stock

This is the initial public offering of the common stock of CPI International, Inc. No public market currently exists for our common stock. We are offering                 shares of our common stock, and the selling stockholders identified in this prospectus are offering                 shares of our common stock. We will not receive any proceeds from the sale of our common stock by the selling stockholders. We expect the public offering price to be between $          and $          per share.

We have applied to have our common stock approved for quotation on The Nasdaq National Market under the symbol ‘‘CPII.’’

Investing in our common stock involves a high degree of risk. Before buying any shares, you should read the discussion of material risks of investing in our common stock in ‘‘Risk factors’’ beginning on page 9 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling stockholders	$	$

The underwriters may also purchase up to an additional                shares of our common stock at the public offering price, less the underwriting discounts and commissions, to cover over-allotments, if any, within 30 days of the date of this prospectus. Of these additional shares that the underwriters may purchase to cover over-allotments, if any, up to                shares will be offered by us and up to                shares will be offered by the selling stockholders. If the underwriters exercise this option in full, the total underwriting discounts and commissions will be $                 , our total proceeds, before expenses, will be $                 , and the total proceeds, before expenses, to the selling stockholders will be $                 .

The underwriters are offering the common stock as set forth under ‘‘Underwriting.’’ Delivery of the shares will be made on or about                          , 2006.

UBS Investment Bank	Bear, Stearns & Co. Inc.

Wachovia Securities	Banc of America Securities LLC

You should rely only on the information contained in this prospectus. We have not, and the selling stockholders and the underwriters have not, authorized anyone to provide you with additional information or information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of shares of our common stock.

i

Prospectus summary

This summary highlights selected information contained elsewhere in this prospectus and does not contain all of the information that is important to you. You should read this entire prospectus carefully, especially the section entitled ‘‘Risk factors,’’ our consolidated financial statements and the related notes included elsewhere in this prospectus, and the documents we have referred you to, before deciding to invest in our common stock.

OUR COMPANY

We are a leading provider of microwave and radio frequency products for critical defense, communications, medical, scientific and other applications. Our products include high power microwave amplifiers, satellite communications amplifiers, medical x-ray imaging subsystems, and other related products. Our products enable the generation, control and transmission of high power and high frequency microwave and radio frequency signals.

The founders of our business invented the klystron, a vacuum electron device that is still a foundation of modern high power microwave applications. Today, we continue to develop higher power, wider bandwidth and higher frequency microwave products and systems that enable significant technological advances for our defense and commercial customers.

We are one of three companies in the United States that have the facilities and expertise to produce a broad range of high power microwave systems to the demanding specifications required for advanced military applications such as high power radar, electronic warfare and broadband satellite communications. Defense applications for our products include transmitting and receiving radar signals for locating and tracking threats, weapons guidance and navigation, transmitting decoy and jamming signals for electronic warfare and transmitting signals for satellite communications. Our products are critical elements of high priority U.S. and foreign military programs and platforms such as the U.S. Navy's Aegis surface combat vessels (the DDG-51 class destroyers and the CG-47 cruisers), the ALE-50(V) Advanced Airborne Towed Decoy, the MK-234 NULKA Off-board Active Decoy, the Patriot missile air defense system, F-16 and F/A-18 E/F aircraft, Active Denial (a new system that uses microwave energy to deter unfriendly personnel) and high power military radar systems. In fiscal year 2005, we derived approximately 50% of our sales from U.S. and foreign government customers. The U.S. Government is the only customer that accounted for more than 10% of our revenues in the last three fiscal years.

In addition to our strong presence in defense applications, we have successfully applied our key technologies to various commercial end markets, including communications, medical, industrial and scientific applications. In the communications market, we provide microwave amplifiers for satellite communication uplinks for broadcast, video, voice and data transmission. In the medical market, we supply amplifiers used in radiation oncology treatment systems. We also supply medical x-ray generators that provide the power, control, software and user interfaces for diagnostic imaging systems, a dynamic, high-technology market where we continue to experience significant growth.

OUR COMPETITIVE STRENGTHS

Leading positions in attractive end markets.    We believe we are the market leader in the sale of high power, high frequency microwave devices and related products for the radar, communications, medical, electronic warfare and industrial end markets and the number two supplier of these and other related products for the scientific end market.

Large installed product base with recurring sales of replacement parts, spares, repairs and upgrades.    We estimate that our products are installed on over 125 U.S. defense systems in addition to over 180 commercial systems. We estimate that sales of replacement parts, spares, repairs and upgrades generate approximately 50% of our total sales. As the average age of military equipment increases, we believe that increased levels of replacement parts, spares, repairs and upgrades will be necessary.

Substantial sole provider position.    In fiscal year 2005, we generated approximately 58% of our sales from products for which we believe we are the sole provider to our customers.

Significant barriers to entry.     We believe that the following factors create significant barriers to entry for potential competitors: the sophisticated nature of microwave technology; the depth of our customer relationships; our specialized facilities and equipment and our extensive trade secrets and know-how, which would require significant investments to duplicate; our installed base of products on over 300 systems; and the stringent product qualification requirements of our end markets.

Strong and experienced management team with a successful track record.    Our current management team averages more than 25 years of experience with us. Since assuming its leadership responsibilities in 2002, our management team has instilled a culture that emphasizes cost control, profitable growth and cash generation. While we have had a history of net losses for the past five fiscal years, with the exception of fiscal years 2003 and 2005, our current management team has succeeded in increasing our sales at a compound annual growth rate of 8.5% since fiscal year 2002, with 7.1% organic growth. Since fiscal year 2002, EBITDA has increased from $28.7 million to $57.3 million, for a compound annual growth rate of 26%, and net income (loss) has increased from $(6.7) million to $13.7 million. In addition, EBITDA as a percentage of sales has increased from 11.4% in fiscal year 2002 to 17.9% in fiscal year 2005. See page 7 for a definition of EBITDA.

MARKET TRENDS

We believe the following industry trends will favorably impact demand for our products:

Increasing importance of military communications.    Satellite communication is a critical element of the Department of Defense's plans to transform military communications to supply real time, high data-rate communications, intelligence and battlefield information to the front-line soldier. Department of Defense investments in military satellite communications are expected to be more than $30 billion through 2024.

High power microwave initiatives.    The Department of Defense is increasingly exploring the use of high power microwave products in a growing number of new weapon systems. Examples of these new systems include directed energy systems that disable or destroy an enemy's electronic systems and systems to disable or destroy roadside bombs and other improvised explosive devices.

Resurgence of global demand for commercial satellite-based communication and data transmission equipment and technology.    There has been a general resurgence in the demand for and importance of satellite communications, and a significant improvement in the bandwidth and data-carrying capacity of the various underlying technologies, making commercial and government use of satellite communications more prevalent and cost effective. As demand continues to grow, we believe the demand for the ground-based equipment required to provide these services, including microwave-based satellite uplink equipment, will continue to expand.

Growth of market for radiation therapy equipment in cancer treatment.     The U.S. market for radiotherapy equipment is projected to grow at a compound annual growth rate of 9.3% between 2004 and 2009.

Growth in X-ray and diagnostic imaging applications.    We believe that the demand for power and control products for x-ray and diagnostic imaging applications will continue to grow due to growth in demand for x-ray and diagnostic imaging services, increased outsourcing of component production by the major original equipment manufacturers and continued demand for replacement or upgraded products from our existing installed product base.

RISK FACTORS

In connection with this offering, you should be aware that:

Following this offering, we will be controlled by affiliates of The Cypress Group, who will own     % of our equity, control     % of our voting power and have the ability to influence our management and affairs.

We will use the net proceeds from this offering to redeem, repurchase or repay debt. We borrowed an aggregate of $90  million in fiscal year 2005 and the first quarter of fiscal year 2006 and used the entire net proceeds of these borrowings, together with cash on hand, to fund $92.8 million in cash dividends to affiliates of The Cypress Group.

We have a significant amount of debt that exceeds the amount of our tangible net assets. We are a holding company without any operations or income of our own. We rely on distributions from our operating subsidiaries to satisfy our obligations under our floating rate senior notes and the terms of our debt restrict the ability of our subsidiaries to make distributions to us.

We have a history of net losses for the past five fiscal years, except for fiscal years 2003 and 2005.

OUR CORPORATE INFORMATION

CPI International, Inc. was incorporated in Delaware in November 2003 under the name CPI Acquisition Corp. and was wholly-owned at that time by affiliates of The Cypress Group. In January 2004, CPI Acquisition Corp. acquired the business of Communications & Power Industries Holding Corporation (our predecessor), and later changed its name to CPI Holdco, Inc. (see ‘‘Management's discussion and analysis of financial condition and results of operations—The Merger’’). In January 2006, CPI Holdco, Inc. changed its name to CPI International, Inc. Our principal executive offices are located at 811 Hansen Way, Palo Alto, California 94303, and our telephone number is (650) 846-2900. We maintain an internet website at www.cpii.com. We have not incorporated by reference into this prospectus the information on our website, and you should not consider it to be a part of this prospectus.

OUR EXISTING EQUITY INVESTORS

Affiliates of The Cypress Group own substantially all of our outstanding common stock. We collectively refer to the entities affiliated with The Cypress Group that own our common stock as ‘‘Cypress’’ in this prospectus. In connection with our January 2004 merger, Cypress made a $100 million capital contribution to us in exchange for the shares of common stock currently owned by Cypress. Cypress is a selling stockholder in this offering. See ‘‘Principal and selling stockholders.’’ After giving effect to this offering, Cypress will own approximately % of our fully diluted common equity.

The offering

Common stock we are offering

                     shares

Common stock being offered by the selling stockholders

                     shares

Total shares of common stock being offered

                     shares

Common stock to be outstanding immediately after this offering shares

Use of proceeds

We estimate that the net proceeds to us from this offering after expenses will be approximately                       , or approximately                        if the underwriters exercise their over-allotment option in full, assuming an initial public offering price of $          per share. We intend to use the net proceeds from this offering to repay, repurchase or redeem our indebtedness and to pay any associated early redemption costs, accrued interest and transaction fees and expenses. See ‘‘Use of proceeds.’’

We will not receive any proceeds from the sale of shares of common stock by the selling stockholders.

Proposed Nasdaq National Market symbol

‘‘CPII’’

The number of shares of our common stock outstanding after the offering mentioned in this prospectus is based on shares outstanding as of . Unless otherwise indicated, all information in this prospectus assumes the following:

a -for- split of our common stock to be completed before the closing of this offering; and

the initial offering price will be $ , which is the midpoint of the estimated price range shown on the cover page of this prospectus.

The number of shares of our common stock to be outstanding immediately after this offering excludes:

                     shares of our common stock issuable upon exercise of options outstanding as of , at a weighted average exercise price of $ per share, of which options to purchase shares were exercisable as of that date;

                     shares of our common stock available for future grant under our 2006 Equity and Performance Incentive Plan and future purchase under our 2006 Employee Stock Purchase Plan; and

                     shares of our common stock that may be purchased from us by the underwriters to cover over-allotments, if any.

Unless we specifically state otherwise, the information in this prospectus assumes that the underwriters do not exercise their option to purchase up to shares of our common stock to cover over-allotments, if any.

Summary financial data

In January 2004, CPI International, Inc. acquired the business of Communications & Power Industries Holding Corporation and became the successor to Communications & Power Industries Holding Corporation for financial reporting purposes (see "Management's discussion and analysis of financial condition and results of operations—The Merger").

The following summary consolidated financial data for CPI International, Inc. and subsidiaries as of September 30, 2005 and October 1, 2004, and for the year ended September 30, 2005 and for the 36-week period ended October 1, 2004, and of Communications & Power Industries Holding Corporation, our predecessor, and subsidiaries for the 16-week period ended January 22, 2004 and the year ended October 3, 2003, has been derived from the audited consolidated financial statements included elsewhere in this prospectus. The consolidated financial data for Communications & Power Industries Holding Corporation as of October 3, 2003 has been derived from audited consolidated financial statements not included in this prospectus.

The following summary consolidated financial data as of, and for the quarters ended, December 30, 2005 and December 31, 2004 has been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. The unaudited condensed consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements. The results for any interim period are not necessarily indicative of the results that may be expected for a full year.

You should read the following data in conjunction with ‘‘Selected financial data,’’ ‘‘Management's discussion and analysis of financial condition and results of operations’’ and the consolidated financial statements and the related notes included elsewhere in this prospectus.

	Year Ended October 3, 2003 (Predecessor)		16-Week Period Ended January 22, 2004 (Predecessor)		36-Week Period Ended October 1, 2004 (Successor)	Year Ended September 30, 2005 (Successor)	Quarter Ended December 31, 2004 (Successor)	Quarter Ended December 30, 2005 (Successor)

	(dollars in thousands, except per share data)						(unaudited)
Statement of Operations Data:
Sales	$265,434		$79,919		$202,266	$320,732	$73,733	$82,379
Cost of sales(1)	183,957		56,189		141,172	216,031	50,029	57,171
Gross profit	81,477		23,730		61,094	104,701	23,704	25,208
Operating costs and expenses:
Research and development	6,860		2,200		5,253	7,218	1,448	1,910
Selling and marketing	15,650		4,352		11,082	18,547	4,068	5,024
General and administrative	17,847		6,026		12,499	27,883	3,969	7,302
Merger expenses(2)	—		6,374		—	—	—	—
Amortization of acquisition-related intangible assets(2)	—		—		13,498	7,487	4,906	548
Acquired in-process research and development(2)	—		—		2,500	—	—	—
Net loss on the disposition of assets	92		7		197	446	56	65
Gain on sale of Solid State Products Division	(136)		—		—	—	—	—
Total operating costs and expenses	40,313		18,959		45,029	61,581	14,447	14,849
Operating income	41,164		4,771		16,065	43,120	9,257	10,359
Interest expense, net	14,540		8,902		10,518	20,310	4,080	6,064
Income tax expense	10,076		439		2,899	9,138	2,079	2,080
Net income (loss)	$16,548		$(4,570)		$2,648	$13,672	$3,098	$2,215
Net income per share(3):
Basic	N/A	(4)	N/A	(4)	$0.62	$3.20	$0.72	$0.52
Diluted	N/A	(4)	N/A	(4)	$0.59	$2.96	$0.69	$0.46
Shares used to calculate net income per share:
Basic	N/A	(4)	N/A	(4)	4,270,269	4,275,566	4,275,566	4,275,566
Diluted	N/A	(4)	N/A	(4)	4,478,706	4,620,283	4,489,280	4,831,141
Other Financial Data:
EBITDA(5)	$47,457		$6,549		$32,816	$57,297	$15,476	$12,515
EBITDA margin(6)	17.9%		8.2%		16.2%	17.9%	21.0%	15.2%
Operating income margin(7)	15.5%		6.0%		7.9%	13.4%	12.6%	12.6%
Net income (loss) margin(8)	6.2%		(5.7)%		1.3%	4.3%	4.2%	2.7%
Depreciation and amortization(9)	$6,293		$1,778		$16,751	$14,177	$6,219	$2,156
Capital expenditures(10)	3,067		459		3,317	17,131	1,194	2,945

	As of
	October 3, 2003 (Predecessor)	October 1, 2004 (Successor)	September 30, 2005 (Successor)	December 30, 2005 (Successor)

		(dollars in thousands)		(unaudited)
Balance Sheet Data (at period end):
Working capital	$17,241	$72,385	$65,400	$57,385
Total assets	181,968	431,207	454,544	447,424
Long-term debt and redeemable preferred stock	128,907	210,606	284,231	294,244
Total stockholders' (deficit) equity	(65,445)	107,594	52,667	37,700

We did not pay cash dividends on the common stock of CPI International or our predecessor, as applicable, in fiscal years 2003 or 2004. In fiscal year 2005, and during the quarter ended December 30, 2005, we paid special cash dividends of $75,809 and $17,000, respectively, to stockholders of CPI International.

(1)

Includes charges of $5,500 for the amortization of inventory write-up incurred during the 36-week period ended October 1, 2004 in connection with our January 2004 merger and $351 of charges for the amortization of inventory write-up incurred in connection with the Econco acquisition for fiscal year 2005 and the quarter ended December 31, 2004.

(2)

As a result of our January 2004 merger, we incurred charges for merger expenses during the 16-week period ended January 22, 2004, and charges for the amortization of intangible assets and a write off of in-process research and development during the 36-week period ended October 1, 2004. In fiscal year 2005 and for the quarter ended December 30, 2005, we incurred charges for the amortization of intangible assets as a result of our January 2004 merger and in connection with the Econco acquisition.

(3)

Basic net income per share represents net income divided by weighted average common shares outstanding, and diluted net income per share represents net income divided by weighted average common and common equivalent shares outstanding.

(4)

Due to the significant change in capital structure at the closing date of our January 2004 merger, the predecessor amount has not been presented because it is not considered comparable to the amount for CPI International.

(5)

EBITDA represents earnings before provision for income taxes, interest expense, net and depreciation and amortization. For the reasons listed below, we believe that GAAP-based financial information for highly leveraged businesses such as ours should be supplemented by EBITDA so that investors better understand our financial performance in connection with their analysis of our business:

•

EBITDA is a component of the measure used by our board of directors and management team to evaluate our operating performance;

•

our senior credit facilities contain covenants that require us to maintain certain interest expense coverage and leverage ratios that contain EBITDA as a component, and our management team uses EBITDA to monitor compliance with such covenants;

•

EBITDA is a component of the measure used by our management team to make day-to-day operating decisions;

•

EBITDA facilitates comparisons between our operating results and those of competitors with different capital structures and therefore is a component of the measure used by the management to facilitate internal comparisons to competitors' results and our industry in general; and

•

the payment of bonuses to certain members of management is contingent upon, among other things, the satisfaction by us of certain targets that contain EBITDA as a component.

Other companies may define EBITDA differently and, as a result, our measure of EBITDA may not be directly comparable to EBITDA of other companies. Although we use EBITDA as a financial measure to assess the performance of our business, the use of EBITDA is limited because it does not include certain material costs, such as interest and taxes, necessary to operate our business. When analyzing our performance, EBITDA should be considered in addition to, and not as a substitute for, net income (loss), cash flows from operating activities or other statements of operations or statements of cash flows data prepared in accordance with GAAP.

The following table reconciles net income (loss) to EBITDA.

	Year Ended October 3, 2003 (Predecessor)	16-Week Period Ended January 22, 2004 (Predecessor)	36-Week Period Ended October 1, 2004 (Successor)	Year Ended September 30, 2005 (Successor)	Quarter Ended December 31, 2004 (Successor)	Quarter Ended December 30, 2005 (Successor)

			(dollars in thousands)		(unaudited)
Net Income (loss)	$16,548	$(4,570)	$2,648	$13,672	$3,098	$2,215
Depreciation and amortization(9)	6,293	1,778	16,751	14,177	6,219	2,156
Interest expense, net	14,540	8,902	10,518	20,310	4,080	6,064
Income tax expense	10,076	439	2,899	9,138	2,079	2,080
EBITDA	$47,457	$6,549	$32,816	$57,297	$15,476	$12,515

The EBITDA amounts presented above were impacted by the following items, which are either non-cash charges or charges that are not expected to recur in the ordinary course of business:

	Year Ended October 3, 2003 (Predecessor)	16-Week Period Ended January 22, 2004 (Predecessor)	36-Week Period Ended October 1, 2004 (Successor)	Year Ended September 30, 2005 (Successor)	Quarter Ended December 31, 2004 (Successor)	Quarter Ended December 30, 2005 (Successor)

			(dollars in thousands)		(unaudited)
Stock compensation expense(a)	$1,010	$1,289	$—	$—	$—	$—
Amortization of acquisition-related inventory write-up(b)	—	—	5,500	351	351	—
Merger expenses(c)	—	6,374	—	—	—	—
Acquired in-process research and development(d)	—	—	2,500	—	—	—
Compensation expense from performance-based stock options(e)	—	—	—	6,985	45	—
Move-related expenses(f)	—	—	—	1,790	76	1,123
Special bonus(g)	—	—	—	—	—	3,250

(a)

In fiscal year 2003, represents compensation expense for stock subsequently determined to have been sold at less than fair value of $790, and compensation expense for stock options subsequently determined to have been issued at less than fair value of $220. During the 16-week period ended January 22, 2004, represents additional compensation expense of $1,289 from the same stock options issued in fiscal year 2003, the vesting of which was accelerated in connection with our January 2004 merger.

(b)

During the 36-week period ended October 1, 2004, represents a non-cash charge related to purchase accounting for our January 2004 merger. For fiscal year 2005 and the quarter ended December 31, 2004, represents a non-cash charge related to purchase accounting for the acquisition of Econco.

(c)

Represents expenses incurred by our predecessor in connection with our January 2004 merger.

(d)

Represents a non-cash charge related to purchase accounting for our January 2004 merger.

(e)

Represents a non-cash charge related to performance-based stock options. Fiscal year 2005 includes $2,820 from the acceleration of vesting of performance-based stock options that were expected to vest in fiscal years 2006, 2007 and 2008 assuming that the performance criteria would have been achieved. This charge is not expected to recur, as all performance-based stock options are now vested.

(f)

Represents expenses and move-related inefficiencies related to the relocation of our San Carlos, California facility to our Palo Alto, California and Mountain View, California facilities.

(g)

Represents a one-time special bonus to employees and directors (other than directors who are employees or affiliates of Cypress) to reward them for the increase in company value.

(6)

EBITDA margin represents EBITDA divided by sales.

(7)

Operating income margin represents operating income divided by sales.

(8)

Net income (loss) margin represents net income (loss) divided by sales.

(9)

Depreciation and amortization excludes amortization of deferred debt issuance costs, which are included in interest expense, net.

(10)

Includes capital expenditures resulting from the relocation of our San Carlos, California facility to Palo Alto, California and Mountain View, California of $13.1 million for fiscal year 2005, and $0.8 and $2.2 million for the quarters ended December 31, 2004 and December 30, 2005, respectively.

Risk factors

Before you invest in our common stock, you should carefully consider the following risks as well as other information set forth in this prospectus. If any of the following risks actually occurs, our business, financial condition or results of operations may suffer. As a result, the trading price of our common stock could decline, and you could lose all or part of your investment.

RISKS RELATING TO OUR BUSINESS

We face competition in the markets in which we sell our products.

The U.S. and foreign markets in which we sell our products are competitive. Our ability to compete in these markets depends on our ability to provide high quality products with short lead times at competitive prices, as well our ability to create innovative new products. In addition, our competitors could introduce new products with greater capabilities, which could have a material adverse effect on our business. Certain of our competitors are owned by companies that have substantially greater financial resources than we do. Also, our foreign competitors are not subject to U.S. Government export restrictions, which may make it easier in certain circumstances for them to sell to foreign customers. If we are unable to compete successfully against our current or future competitors, our business and sales will be harmed.

The end markets in which we operate are subject to technological change, and changes in technology could adversely affect our sales.

Both our defense and commercial end markets are subject to technological change. Advances in existing technology, or the development of new technology, could adversely affect our business and results of operations. Historically, we have relied on a combination of internal research and development and customer-funded research activities. To succeed in the future, we must continually engage in effective and timely research and development efforts in order to introduce innovative new products for technologically sophisticated customers and end markets and benefit from activities of our customers. We may not be able to continue to allocate sufficient financial and other resources to our research and development activities or receive customer funding for research and development. If we fail to adapt successfully to technological changes or fail to obtain access to important technologies, our sales could suffer.

If we are unable to retain key management and other personnel, our business and results of operations could be adversely affected.

Our business and future performance depends on the continued contributions of key management personnel. Our current management team has an average of 25 years experience with us in various capacities. Since assuming their current leadership roles in 2002, this team has increased our sales, reduced our costs and grown our business. The unanticipated departure of any key member of our management team could have an adverse effect on our business and our results of operations. In addition, some of our technical personnel, such as our key engineers, could be difficult to replace.

A significant portion of our sales is, and is expected to continue to be, from contracts with the U.S. Government, and any significant reduction in the U.S. defense budget or any disruption or decline in U.S. Government expenditures could negatively affect our results of operations and cash flows.

Over 31%, 37% and 34% of our sales in the 2005, 2004 and 2003 fiscal years, respectively, were made to the U.S. Government either directly or indirectly through prime contractors or subcontractors. Because U.S. Government contracts are dependent on the U.S. defense budget, any significant disruption or decline in U.S. Government expenditures in the future, changes in U.S. Government spending priorities, other legislative changes, or a change in our relationship with the U.S. Government could result in the loss of some or all of our government contracts, which, in turn would result in a decrease in our earnings and cash flow.

In addition, U.S. Government contracts are also conditioned upon continuing congressional approval and the appropriation of necessary funds. Congress usually appropriates funds for a given program each fiscal year even

Risk factors

though contract periods of performance may exceed one year. Consequently, at the outset of a major program, multi-year contracts are usually funded for only the first year, and additional monies are normally committed to the contract by the procuring agency only as Congress makes appropriations for future fiscal years. We cannot ensure that any of our government contracts will continue to be funded from year to year. If such contracts are not funded, our sales may decline, which could negatively affect our results of operations and result in decreased cash flows.

We are subject to risks particular to companies supplying defense-related equipment and services to the U.S. Government. The occurrence of any of these risks could cause a loss of or decline in our sales to the U.S. Government.

U.S. Government contracts contain termination provisions and are subject to audit and modification.

The U.S. Government has the ability unilaterally to:

terminate existing contracts, including for the convenience of the government or because of a default in our performance of the contract;

reduce the value of existing contracts;

cancel multi-year contracts or programs;

audit our contract related costs and fees, including allocated indirect costs;

suspend or debar us from receiving new contracts pending resolution of alleged violations of procurement laws or regulations; and

control and potentially prohibit the export of our products, technology or other data.

All of our U.S. Government contracts can be terminated by the U.S. Government either for its convenience or if we default by failing to perform under the contract. Termination for convenience provisions provide only for our recovery of costs incurred or committed, settlement expenses and profit on the work completed prior to termination. Termination for default provisions provide for the contractor to be liable for excess costs incurred by the U.S. Government in procuring undelivered items from another source. Our contracts with foreign governments generally contain similar provisions relating to termination at the convenience of the customer.

The U.S. Government may review or audit our direct and indirect costs and performance on certain contracts, as well as our accounting and general business practices for compliance with complex statutes and regulations, including the Truth in Negotiations Act, Federal Acquisition Regulations, Cost Accounting Standards, and other administrative regulations. Like most government contractors, the U.S. Government audits our costs and performance on a continual basis, and we have outstanding audits. Based on the results of these audits, the U.S. Government may reduce our contract related costs and fees, including allocated indirect costs. In addition, under U.S. Government regulations, some of our costs, including certain financing costs, research and development costs, and marketing expenses, may not be reimbursable under U.S. Government contracts.

We are subject to laws and regulations related to our U.S. Government contracts business, which may impose additional costs on our business.

As a U.S. Government contractor, we must comply with and are affected by laws and regulations related to our performance of our government contracts and our business. These laws and regulations may impose additional costs on our business. In addition, we are subject to audits, reviews and investigations of our compliance with these laws and regulations. If we are found to have failed to comply with these laws and regulations, then we may be fined, we may not be reimbursed for costs incurred in performing the contracts, our contracts may be terminated, and we may be unable to obtain new contracts. Any of these actions would cause our revenue to decrease. If a government review, audit, or investigation uncovers improper or illegal activities, then we may be subject to civil or criminal penalties and administrative sanctions, including forfeiture of claims and profits, suspension of payments, statutory penalties, fines, and suspension or debarment.

In addition, many of our U.S. Government contracts require our employees to maintain various levels of security clearances, and we are required to maintain certain facility clearances. Complex regulations and requirements

Risk factors

apply to obtaining and maintaining security clearances and facility clearances, and obtaining such clearances can be a lengthy process. To the extent we are not able to obtain or maintain security clearances or facility clearances, we also may not be able to seek or perform future classified contracts. If we are unable to do any of the foregoing, we will not be able to maintain or grow our business, and our revenue may decline.

As a result of our U.S. Government business, we may be subject to false claim suits, and a judgment against us in any of these suits could cause us to be liable for substantial damages.

Our business with the U.S. Government, subjects us to "qui tam," or whistle blower, suits brought by private plaintiffs in the name of the U.S. Government upon the allegation that we submitted a false claim to the U.S. Government, as well as to false claim suits brought by the U.S. Government. A judgment against us in a qui tam or false claim suit could cause us to be liable for substantial damages (including treble damages and monetary penalties) and could carry penalties of suspension or debarment, which would make us ineligible to receive any U.S. Government contracts for a period of up to three years. Any material judgment, or any suspension or debarment, could result in increased costs, which could negatively affect our results of operations. In addition, any of the foregoing could cause a loss of customer confidence and could negatively harm our business and our future prospects.

Some of our sole-provider business from the U.S. Government in the future may be subject to competitive bidding.

Some of the business that we will seek from the U.S. Government in the future may be awarded through a competitive bidding process. Competitive bidding on government contracts presents risks that are not common to certain commercial contracts, such as:

•

the need to bid on programs in advance of contract performance, which may result in unforeseen performance issues and costs; and

•

the expense and delay that may arise if our competitors protest or challenge the award made to us, which could result in a reprocurement, modified contract, or reduced work.

If we fail to win competitively bid contracts, or fail to perform these contracts in a profitable manner, our sales and results of operations will suffer.

We generate sales from contracts with foreign governments, and significant changes in policies or to appropriations of those governments could have an adverse effect on our business, results of operations and financial condition.

Approximately 19% of our fiscal year 2005 sales were made directly or indirectly to foreign governments. Significant changes to appropriations or national defense policies, disruptions of our relationships with foreign governments or terminations of our foreign government contracts could have an adverse effect on our business, results of operations and financial condition.

Our international operations subject us to the social, political and economic risks of doing business in foreign countries.

We conduct a substantial portion of our business, employ a substantial number of employees, and use external sales organizations, in Canada and in other countries outside of the United States. Direct sales to customers located outside the United States were 33%, 30% and 34% in fiscal years 2005, 2004 and 2003, respectively. As a result, we are subject to risks of doing business internationally. Circumstances and developments related to international operations that could negatively affect our business, results of operations and financial condition include the following:

difficulties and costs of staffing and managing international operations;

currency restrictions, which may prevent the transfer of capital and profits to the United States;

changes in currency rates with respect to the U.S. dollar;

changes in regulatory requirements;

Risk factors

U.S. and foreign government policies;

potentially adverse tax consequences;

restrictions imposed by the U.S. Government on the export of certain products and technology;

the responsibility of complying with multiple and potentially conflicting laws;

the impact of regional or country specific business cycles and economic instability; and

geopolitical developments and conditions, including international hostilities, acts of terrorism and governmental reactions, trade relationships and military and political alliances.

Limitations on imports, currency exchange control regulations, transfer pricing regulations and tax laws and regulations could adversely affect our international operations, including the ability of our non-U.S. subsidiaries to declare dividends or otherwise transfer cash among our subsidiaries to pay interest and principal on our debt.

Laws and regulations restricting the sale of our products to foreign customers could impair our ability to make sales to foreign customers.

Licenses for the export of many of our products are required from government agencies in accordance with various regulations, including the United States Export Administration Regulations and the International Traffic In Arms Regulations. Under these regulations, we must obtain a license or permit from the U.S. Government before making foreign sales of certain of our products that have been designated as important for national security. These laws and regulations could adversely impact our sales and business for the following reasons:

In order to obtain the license for the sale of such a product, we are required to obtain information from the potential customer and provide it to the U.S. Government. If the U.S. Government determines that the sale presents national security risks, it may not approve the sale.

Delays caused by the requirement to obtain the required license may cause us to lose potential foreign sales to overseas competitors who may not be subject to comparable restrictions and delays.

If we make a sale in violation of these laws and regulations, we could be subject to fines or penalties.

Our business, results of operations and financial condition may be adversely affected by increased or unexpected costs incurred by us on our contracts and sales orders.

The terms of virtually all of our contracts and sales orders require us to perform the work under the contract or sales order for a predetermined fixed price. As a result, we bear the risk of increased or unexpected costs associated with a contract or sales order, which may reduce our profit or cause us to sustain losses. Future increased or unexpected costs on a significant number of our contracts and sales orders could adversely affect our results of operations and financial condition.

Environmental laws and regulations and other obligations relating to environmental matters could subject us to liability for fines, clean-ups and other damages, require us to incur significant costs to modify our operations and increase our manufacturing costs.

Environmental laws and regulations could limit our ability to operate as we are currently operating and could result in additional costs.

We are subject to a variety of U.S. federal, state and local, as well as foreign, environmental laws and regulations relating, among other things, to wastewater discharge, air emissions, handling of hazardous materials, disposal of solid and hazardous wastes, and remediation of soil and groundwater contamination. We use a number of chemicals or similar substances, and generate wastes, that are classified as hazardous. We require environmental permits to conduct many of our operations. Violations of environmental laws and regulations could result in substantial fines, penalties, and other sanctions. Changes in environmental laws or regulations (or in their enforcement) affecting or limiting, for example, our chemical uses, certain of our manufacturing processes, or our disposal practices, could restrict our ability to operate as we are currently operating or impose additional costs. In addition, we may experience releases of certain chemicals or discover existing contamination, which could cause us to incur material cleanup costs or other damages.

Risk factors

We could be subject to significant liabilities if Varian Medical Systems does not satisfy the obligations associated with existing environmental contamination.

When we purchased our electron devices business in 1995, Varian Medical Systems agreed to indemnify us for various environmental liabilities relating to the business prior to the sale, with certain exceptions and limitations. Varian Medical Systems is undertaking the environmental investigation and remedial work at the remaining two of our manufacturing facilities that are known to require environmental remediation, Palo Alto, California and Beverly, Massachusetts. In addition, Varian Medical Systems has been sued or threatened with suit with respect to environmental obligations related to these manufacturing facilities. If Varian Medical Systems does not comply fully with its indemnification obligations to us or does not continue to have the financial resources to comply fully with those obligations, we could be subject to significant liabilities.

We could be subject to significant liabilities if existing environmental insurance and indemnification payments from Varian Medical Systems are not sufficient to satisfy the obligations associated with existing environmental contamination at our former San Carlos, California facility.

Our San Carlos, California facility is under contract for sale and redevelopment. This facility has preexisting soil and groundwater contamination that has been the subject of some remediation and is expected to undergo additional remediation by the purchaser after the sale closes. In connection with the pending sale of that facility, we released Varian Medical Systems from certain of its pre-existing environmental indemnity obligations related to that property, although the purchaser of the property has acquired pollution liability insurance that is intended to cover the expected remediation costs of that property. If the combination of the proceeds of this insurance and the amounts to be paid by Varian Medical Systems under its remaining indemnification obligations are not sufficient to cover the remediation costs and pollution liability associated with the San Carlos property, we could be subject to significant costs and liabilities.

We have only a limited ability to protect our intellectual property rights, which are important to our success.

Our success depends, in part, upon our ability to protect our proprietary technology and other intellectual property. We rely on a combination of trade secrets, confidentiality policies, nondisclosure and other contractual arrangements, and patent, copyright and trademark laws to protect our intellectual property rights. The steps we take to protect our intellectual property may not be adequate to prevent or deter infringement or other violation of our intellectual property, and we may not be able to detect unauthorized use or take appropriate and timely steps to enforce our intellectual property rights. In addition, we cannot be certain that our processes and products do not or will not infringe or otherwise violate the intellectual property rights of others. Infringement or other violations of intellectual property rights could cause us to incur significant costs and prevent us from selling our products and could have a material adverse effect on our business, results of operations and financial condition.

Our inability to obtain certain necessary raw materials and key components could disrupt the manufacture of our products and cause our sales and results of operations to suffer.

We obtain certain raw materials and key components necessary for the manufacture of our products, such as molybdenum, cupronickel, OFHC copper, and some cathodes from a limited group of, or occasionally sole, suppliers. If any of our suppliers fails to meet our needs, we may not have readily available alternatives. Delays in component deliveries could cause delays in product shipments and require the redesign of certain products. If we are unable to obtain necessary raw materials and key components from our suppliers under favorable purchase terms and on a timely basis, or to develop alternative sources, our ability to manufacture products could be disrupted or delayed, and our sales and results of operations could suffer.

We may not be successful in implementing part of our growth strategy if we are unable to identify and acquire suitable acquisition targets or integrate acquired companies successfully.

Finding and consummating acquisitions is one of the components of our growth strategy. Our ability to grow by acquisition depends on the availability of acquisition candidates at reasonable prices and our ability to obtain additional acquisition financing on acceptable terms. We may experience competition in making acquisitions

Risk factors

from larger companies with significantly greater resources. We are likely to use significant amounts of cash, issue additional equity securities or incur additional debt in connection with future acquisitions, each of which could have a material adverse effect on our business. There can be no assurance that we will be able to obtain the necessary funds to carry out acquisitions on commercially reasonable terms, or at all.

In addition, future acquisitions could place demands on our management and our operational and financial resources and could cause or result in the following:

difficulties in assimilating and integrating the operations, technologies and products acquired;

the diversion of our management's attention from other business concerns;

our operating and financial systems and controls being inadequate to deal with our growth;

our entering markets in which we have limited or no prior experience; and

the potential loss of key employees.

Our backlog is subject to modifications and terminations of orders, which could negatively impact our sales.

Backlog represents firm orders for which goods and services are yet to be provided, including with respect to government contracts that are cancelable at will. As of December 30, 2005, we had an order backlog of $197.1 million. Although historically the amount of modifications and terminations of our orders has not been material compared to our total contract volume, customers can, and sometimes do, terminate or modify these orders. Cancellations of purchase orders or reductions of product quantities in existing contracts could substantially and materially reduce our backlog and consequently, our future revenues. Our failure to replace canceled or reduced backlog could negatively impact our sales and results of operations.

We are in the process of relocating our Eimac operating division from our San Carlos, California to our Palo Alto and Mountain View, California facilities, which could result in disruptions to our operations and unexpected costs.

In connection with the relocation of our San Carlos, California facility to our Palo Alto, California and Mountain View, California facilities, we will have to: decommission specialized production equipment; build out our Palo Alto and Mountain View, California locations; and configure, install and test our specialized equipment in its new locations. During this process we expect that our Eimac operating division will suffer production inefficiencies, delayed product deliveries to our customers and reduced sales. In addition, the San Carlos move will negatively impact our fiscal year 2006 results of operations because we will not be able to reduce our fixed overhead costs to offset the expected reductions in sales during the periods impacted by the move.

In addition, our results of operations could be adversely affected if we incur unexpected move or buildout costs associated with the San Carlos move. Finally, any delays in product deliveries caused by the San Carlos move could affect our customer relations, which could result in lower sales after the San Carlos move is completed.

We may not be able to continue to achieve profitability in the future, and if we are not profitable, our stock price may decline.

We were profitable from fiscal years 1996 to 1998, as well as in fiscal years 2003 and 2005. However, from fiscal years 1999 to 2002, and in fiscal year 2004, we incurred net losses. We cannot ensure that we will continue to achieve profitability in the future. Future revenues and profits will depend upon various factors, including continued acceptance of our products and services in the various markets that we serve, the competitive position of our products in those markets, our ability to enhance or improve on our existing products and develop new products and our ability to continue to control the costs and expenses associated with the operation of our business, such as sales and marketing, personnel, and product development and enhancement. Our profitability could also be adversely affected by purchase accounting charges related to future acquisitions, and potential impairment charges related to goodwill and other intangible assets. If we are unable to sustain our profitability, our stock price may decline.

Risk factors

As a result of being a public company, we will incur increased costs that may place a strain on our resources, and our management's attention may be diverted from other business concerns.

As a public company with listed equity securities, we will need to comply with additional laws, regulations and requirements, certain provisions of the Sarbanes-Oxley Act of 2002, related Securities and Exchange Commission regulations and requirements of The Nasdaq National Market that we did not need to comply with as a privately held company. Preparing to comply and complying with additional statutes, regulations and requirements will occupy a significant amount of the time of our board of directors, management and our officers and will increase our costs and expenses. Among other things, we will need to:

expand the roles and duties of our board of directors, our board committees and management;

institute a more comprehensive compliance program;

prepare and distribute periodic public reports in compliance with our obligations under the federal securities laws;

involve and retain to a greater degree outside counsel and accountants in the above activities;

enhance our investor relations function; and

establish new internal policies, such as those relating to disclosure controls and procedures and insider trading.

In addition, we also expect that being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee, and qualified executive officers.

We may not be able to timely comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002.

Beginning in fiscal year 2007, pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we must perform and report our evaluation of internal controls over financial reporting, and our independent registered public accounting firm must attest to and report on the adequacy of management's evaluation and the effectiveness of such controls, on an annual basis. Our efforts to comply with Section 404 have resulted in, and are likely to continue to result in, significant costs, the commitment of time and operational resources and the diversion of management's attention. Because compliance with these requirements is complex and time consuming, there can be no assurance that we will be able to implement the requirements of Section 404 in a timely fashion. In addition, because of the time and expense required to evaluate our internal controls, our independent registered public accounting firm may have limited time before its attestation is required, which may prevent our accountants from being able to adequately test and subsequently to report on our internal controls. If we fail to timely complete our assessment of internal controls, or if our independent registered public accounting firm cannot report on our assessment, we could suffer a loss of public confidence in our internal controls. In addition, any failure to implement required new or improved controls, or difficulties encountered in implementation, could harm our operating results or cause us to fail to timely meet our regulatory reporting obligations.

RISKS RELATED TO OUR INDEBTEDNESS

We have a substantial amount of debt and we may incur substantial additional debt in the future, which could adversely affect our financial health and our ability to obtain financing in the future and to react to changes in our business.

We have a substantial amount of debt and may incur additional debt in the future. As of December 30, 2005, our total consolidated indebtedness was $295 million and we had $35.5 million of additional borrowings available under the revolver under our senior credit facilities. Pro forma, after giving effect to the expected redemption, repayment or repurchase of approximately $ million in aggregate principal amount of our

Risk factors

indebtedness with the net proceeds of this offering as described in ‘‘Capitalization,’’ our total consolidated indebtedness as of December 30, 2005 was $       million and we had $35.5 million of additional borrowings available under the revolver under our senior credit facilities. Our substantial amount of debt could have important consequences to us and you, including, without limitation, the following:

it will require us to dedicate a substantial portion of our cash flow from operations to payments on indebtedness, which will reduce the funds available for working capital, capital expenditures and other general corporate expenses;

it could have the effect of limiting our flexibility in planning for, or reacting to, changes in our business, the markets in which we compete and the economy at large;

it could place us at a disadvantage compared to our competitors that have proportionately less debt;

it could adversely affect our relationship with customers and suppliers;

it could limit our ability to borrow additional funds in the future, if needed, because of applicable financial and restrictive covenants of our indebtedness;

it could make it more difficult for us to satisfy our obligations to our noteholders under our outstanding notes and our senior credit facilities; and

it could make us more vulnerable to interest rate increases because a portion of our borrowings is, and will continue to be, at variable rates of interest.

A default under our debt obligations could result in the acceleration of those obligations. We may not have the ability to fund our debt obligations in the event of such a default. This may adversely affect our ability to operate our business and therefore could adversely affect our results of operations and financial condition, and consequently, the price of our common stock. In addition, we may incur substantial additional debt in the future. If current debt levels increase, the related risks that we and you now face will intensify.

The agreements and instruments governing our debt contain restrictions and limitations that could limit our flexibility in operating our business.

Our senior credit facilities and the indentures governing our outstanding notes have a number of significant covenants that, among other things, restrict our ability to:

incur additional indebtedness;

sell assets or consolidate or merge with or into other companies;

pay dividends or repurchase or redeem capital stock;

make certain investments;

issue capital stock of our subsidiaries;

incur liens; and

enter into certain types of transactions with our affiliates.

These covenants could have the effect of limiting our flexibility in planning for, or reacting to, changes in our business and the markets in which we compete.

Under our senior credit facilities, we are required to satisfy and maintain specified financial ratios and tests. Events beyond our control may affect our ability to comply with those provisions, and we may not be able to meet those ratios and tests, which would result in a default under our senior credit facilities. In addition, our senior credit facilities and the indenture governing Communications & Power Industries' 8% senior subordinated notes restrict Communications & Power Industries' ability to make distributions to us. Because we are a holding company with no operations of our own, we rely on distributions from Communications & Power Industries to satisfy our obligations under our floating rate senior notes. If Communications & Power Industries is unable make distributions to us, and we cannot obtain other funds to satisfy our obligations under our floating rate senior notes, a default under our floating rate senior notes could result.

Risk factors

The breach of any covenants or obligations in our senior credit facilities and the indentures governing our outstanding notes could result in a default under the applicable debt agreement or instrument and could trigger acceleration of (or the right to accelerate) the related debt. Because of cross-default provisions in the agreements and instruments governing our indebtedness, a default under one agreement or instrument could result in a default under, and the acceleration of, our other indebtedness. In addition, the lenders under our senior credit facilities could proceed against the collateral securing that indebtedness. If any of our indebtedness were to be accelerated, it could adversely affect our ability to operate our business or we may be unable to repay such debt, and therefore such acceleration could adversely affect our results of operations and financial condition, and consequently, the price of our common stock.

Our ability to generate the significant amount of cash needed to service our debt and to fund capital expenditures or other liquidity needs depends on many factors beyond our control.

Our ability to service our debt and to fund our planned capital expenditures and ongoing operations will depend on our ability to generate cash and to obtain financing in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors affecting our industry that are beyond our control. If we do not generate sufficient cash flow from operations, and sufficient future borrowings are not available under our senior credit facilities or from other sources of financing, we may not be able to repay our debt or fund capital expenditures or our other liquidity needs. As of December 30, 2005, on a consolidated basis, we had principal repayment obligations of $0 in each of fiscal years 2006, 2007 and 2008, $19 million in fiscal year 2009, $71 million in fiscal year 2010 and $205 million thereafter. Based on our debt obligations and interest rates at December 30, 2005, our current annual debt service costs are approximately $24 million per year.

Our outstanding notes and our senior credit facilities are subject to change of control provisions. We may not have the ability to raise funds necessary to fulfill our obligations under our debt following a change of control, which would place us in default thereunder.

We may not have the ability to raise the funds necessary to fulfill our obligations under our outstanding notes and our senior credit facilities following a change of control. Under the indentures governing our notes, upon the occurrence of specified change of control events, we are required to offer to repurchase the notes. However, we may not have sufficient funds at the time of the change of control event to make the required repurchase of our notes. In addition, a change of control under our senior credit facilities would result in an event of default thereunder and permit the acceleration of the outstanding obligations under the senior credit facilities.

RISKS RELATED TO OUR COMMON STOCK AND THIS OFFERING

Before this offering, there has been no public market for our common stock. This may cause volatility in the trading price of our common stock, which could negatively affect the value of your investment.

Before this offering, there has been no public market for our common stock. The initial public offering price of our common stock will be determined by negotiations between us and the underwriters and may not be indicative of the market price for our common stock after this offering. It is possible that an active trading market for our common stock will not develop or be sustained after the offering to provide you with adequate liquidity. Even if a trading market develops, the market price of our common stock may fluctuate widely as a result of various factors, such as period-to-period fluctuations in our actual or anticipated operating results, sales of our common stock by our existing equity investors, developments in our industry, the failure of securities analysts to cover our common stock after this offering or changes in financial estimates by analysts, failure to meet financial estimates by analysts, competitive factors, general economic and securities market conditions and other external factors. Also, securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic or market conditions, and market conditions affecting the stock of companies in our industry in particular, could reduce the market price of our common stock in spite of our operating performance. You may be unable to resell your shares of our common stock at or above the initial public offering price or at all.

Risk factors

If our share price is volatile, we may be the target of securities litigation, which is costly and time-consuming to defend.

In the past, following periods of market volatility in the price of a company's securities, securityholders have often instituted class action litigation. If the market value of our common stock experiences adverse fluctuations and we become involved in this type of litigation, regardless of the outcome, we could incur substantial legal costs and our management's attention could be diverted from the operation of our business, causing our business to suffer.

Future sales of shares of our common stock in the public market could depress our stock price and make it difficult for you to recover the full value of your investment.

We cannot predict the effect, if any, that market sales of shares of common stock or the availability of shares of common stock for sale will have on the market price of our common stock prevailing from time to time. Future sales, or the perception or availability for sale in the public market, of substantial amounts of our common stock could adversely affect the market price of our common stock.

Upon consummation of this offering, there will be                      shares of our common stock outstanding. The shares of common stock sold by us and the selling stockholders in this offering will be freely transferable without restriction or further registration under the Securities Act of 1933, or the Securities Act, except for shares that are purchased by our affiliates. The remaining shares of common stock owned by our existing stockholders will be ‘‘restricted securities’’ under the Securities Act, but will be eligible for resale subject to applicable volume, manner of sale, holding period and other limitations of Rule 144 under the Securities Act. We, our executive officers and directors, the selling stockholders and the holders of options to purchase our common stock have entered into lock-up agreements with the underwriters. Under these agreements, we and each of these persons may not, without the prior written approval of UBS Securities LLC and Bear, Stearns & Co. Inc., offer, sell, offer to sell, contract or agree to sell, hypothecate, hedge, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, any of our common stock or any securities convertible into or exercisable or exchangeable for our common stock, or warrants or other rights to purchase our common stock. These restrictions will be in effect for a period of 180 days after the date of this prospectus. At any time and without public notice, UBS Securities LLC and Bear, Stearns & Co. Inc. may in their sole discretion release some or all of the securities from these lock-up agreements. However, after the lock-up agreements pertaining to this offering expire, holders of shares of our common stock have the right to require us to register under the Securities Act all or a portion of their shares as well as ‘‘piggyback’’ registration rights.

In addition, as of December 30, 2005 we had options outstanding to purchase 946,529 shares of our common stock under our 2000 Stock Option Plan and our 2004 Stock Incentive Plan, of which 715,450 were exercisable as of such date. In addition, prior to the consummation of this offering, we will adopt our 2006 Equity and Performance Incentive Plan and 2006 Employee Stock Purchase Plan, which will permit the issuance of up to                      shares of our common stock to officers, directors and consultants. Following the consummation of this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of common stock issuable under our various incentive plans. After expiration of any applicable resale restrictions imposed by the lock-up agreements, the shares covered by these registration statements will be eligible for sale in the public markets.

The controlling position of Cypress will limit your ability to influence corporate matters.

Cypress owns over 99% of our outstanding shares of common stock prior to this offering and is expected to own approximately     % of our outstanding shares of common stock after this offering. Accordingly, following this offering, Cypress will have significant influence over our management and affairs and over most matters requiring stockholder approval, including the election of directors and the approval of significant corporate transactions. Cypress will also be able to deter any attempted change of control. This concentrated control will limit your ability to influence corporate matters and, as a result, we may take actions that some of our stockholders do not view as beneficial. Accordingly, the market price of our common stock could be adversely affected.

Risk factors

Because Cypress will own more than 50% of our stockholder voting power after the consummation of this offering, we will be deemed a ‘‘controlled company’’ under Nasdaq National Market Rule 4350(c). As a result, we will qualify for the ‘‘controlled company’’ exception of Rule 4350(c), which provides that so long as Cypress continues to own more than 50% of our stockholder voting power, we will be exempt from the rules that would otherwise require that our board of directors consist of a majority of ‘‘independent directors,’’ as defined under Nasdaq National Market rules, and that our compensation committee and nominating committee consist of only ‘‘independent directors.’’ We intend to avail ourselves of the ‘‘controlled company’’ exception for so long as Cypress continues to own more than 50% of our stockholder voting power. In the event that Cypress' voting power falls below 50%, we intend to comply with the Nasdaq National Market's majority independent director and compensation and nominating committee requirements. Because the ‘‘controlled company’’ exception does not modify the independence requirements for the audit committee, we intend to comply with the requirements that our audit committee be composed of three independent directors within the transition period provided by Securities and Exchange Commission rules and Nasdaq National Market rules.

Our anti-takeover provisions could prevent or delay a change in control of our company, even if such change of control would be beneficial to our stockholders.

Provisions of our amended and restated certificate of incorporation and amended and restated bylaws as well as provisions of Delaware law could discourage, delay or prevent a merger, acquisition or other change in control of our company. These provisions include:

a board of directors that is classified such that only one-third of directors are elected each year;

authorizing the issuance of ‘‘blank check’’ preferred stock that could be issued by our board of directors to increase the number of outstanding shares and thwart a takeover attempt;

limitations on the ability of stockholders to call special meetings of stockholders;

prohibiting stockholder action by written consent and requiring all stockholder actions to be taken at a meeting of our stockholders;

establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings; and

requiring that the affirmative vote of the holders of at least two thirds (66 2/3%) of the voting power of our issued and outstanding capital stock entitled to vote in the election of directors is required to amend certain provisions of our amended and restated certificate of incorporation.

In addition, Section 203 of the Delaware General Corporation Law, which will apply to us after Cypress ceases to own at least 15% of the total voting power of our common stock, limits business combination transactions with 15% stockholders that have not been approved by the board of directors. These provisions and other similar provisions make it more difficult for a third party to acquire us without negotiation. These provisions may apply even if the transaction may be considered beneficial by some stockholders.

If you purchase shares of our common stock in this offering, you will experience substantial and immediate dilution.

We expect the initial public offering price of our shares to be substantially higher than the book value per share of our outstanding common stock. Accordingly, investors who purchase shares of common stock in this offering, will:

pay a price that substantially exceeds the per share value of our assets, after subtracting our liabilities; and

contribute approximately  % of the total amount of our equity funding to date, but will only own a total of approximately % of our shares outstanding.

To the extent outstanding stock options or the underwriters' over-allotment option are exercised after this offering, there will be further dilution to new investors.

Risk factors

The failure to maintain a minimum share price of $1.00 per share of common stock could result in delisting of our shares on the Nasdaq National Market, which would harm the market price of our common stock.

In order to retain our listing on the Nasdaq National Market we are required to maintain a minimum bid price of $1.00 per share. If the bid price falls below the $1.00 minimum for more than 30 consecutive trading days, we will have 180 days to satisfy the $1.00 minimum bid price for a period of at least 10 trading days. If we are unable to take action to increase the bid price per share (either by reverse stock split or otherwise), we could be subject to delisting from the Nasdaq National Market.

The failure to maintain our listing on the Nasdaq National Market would harm the liquidity of our common stock and would have an adverse effect on the market price of our common stock. As a result, the liquidity of our common stock would be impaired, not only in the number of shares that could be bought or sold, but also through delays in the timing of transactions, reduction in security analysts' and news media's coverage and lower prices for our common stock than might otherwise be attained. In addition, our common stock would become subject to the ‘‘penny stock’’ rules that impose additional sales practice requirements on broker-dealers who sell such securities.

Special note regarding forward-looking statements

This prospectus contains forward-looking statements. Forward-looking statements provide our current expectations or forecasts of future events. Forward-looking statements include statements about our expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘continue,’’ ‘‘ongoing,’’ ‘‘estimate,’’ ‘‘expect,’’ ‘‘intend,’’ ‘‘may,’’ ‘‘plan,’’ ‘‘potential,’’ ‘‘predict,’’ ‘‘project’’ or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking.

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Our actual results could differ materially from those anticipated in forward-looking statements for many reasons, including the factors described in the section entitled ‘‘Risk factors’’ in this prospectus. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this prospectus. We undertake no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this prospectus or to reflect the occurrence of unanticipated events.

Trademarks

We own or have rights to trademarks, service marks, copyrights and tradenames that we use in the operation of our business, including Communications & Power Industries® and CPI®.

Market data

Market data and other statistical information used throughout this prospectus are based on independent industry publications, government publications, reports by market research firms or other published independent sources. Some data are also based on our good faith estimates, which are derived from our review of internal data and information, as well as the other sources listed above. Although we believe these sources are reliable, we have not independently verified the information and cannot guarantee its accuracy or completeness.

Use of proceeds

We expect to receive approximately $         million in net proceeds from this offering based on the sale of     shares at an initial offering price of $         per share (which represents the midpoint of the range on the cover of this prospectus) after deducting estimated underwriting discounts and commissions and approximately $         million to pay fees and expenses associated with this offering and the related transactions. If the underwriters exercise their over-allotment option in full, we expect to receive approximately $         million in net proceeds from this offering based on the sale of     shares at an initial offering price of $         per share after deducting estimated underwriting discounts and commissions and approximately $         million to pay fees and expenses associated with this offering and the related transactions.

We intend to use the net proceeds from this offering to redeem, repurchase or repay our indebtedness and satisfy associated premium costs, accrued interest and transaction costs. We used a portion of our indebtness to fund $92.8 million in cash dividends to Cypress. We intend to use the net proceeds of this offering to reduce our indebtedness by:

repaying term loan amounts under our senior credit facilities;

redeeming or repurchasing a portion of our floating rate senior notes;

redeeming or repurchasing a portion of our 8% senior subordinated notes; or

combining two or more of the above transactions.

The aggregate principal balance outstanding under the term loan under our senior credit facilities was approximately $90 million as of December 30, 2005. This balance includes $10 million in additional borrowings under our term loan made during December 2005, which we used to partially fund a distribution to our stockholders. No prepayment penalty or premium would apply if we were to use all or part of the net proceeds of this offering to repay term loan amounts under our senior credit facilities.

The underwriters for this offering are affiliated with certain of the lenders under our senior credit facilities.

We issued $125 million aggregate principal amount of our 8% senior subordinated notes in January 2004 in connection with the merger. We used the net proceeds of these notes to refinance the indebtedness of our predecessor company. We have the right to redeem up to $43.75 million aggregate principal amount of our 8% senior subordinated notes with the net cash proceeds of this offering so long as at least $81.25 million aggregate principal amount of our 8% senior subordinated notes remains outstanding immediately after the redemption and the redemption occurs within 90 days after the closing date of this offering. The redemption price would be equal to 108% of the principal amount of the 8% senior subordinated notes to be redeemed, plus accrued and unpaid interest to the date of redemption. If we were to repurchase, rather than redeem, our 8% senior subordinated notes, we expect that the purchase price would depend on prevailing market prices, negotiated terms or other factors.

We issued $80 million aggregate principal amount of our floating rate senior notes in February  2005. We used the net proceeds of that offering to make a distribution to our stockholders. We have the right to redeem our floating rate senior notes in whole or in part for a price equal to 100% plus a premium based on the present value of certain future redemption and interest payments under the floating rate senior notes, plus accrued and unpaid interest to the date of redemption. Based on interest rates in effect as of                         , 2006, the premium that would apply to such a redemption would be equal to approximately     %.

In addition, we have the right to redeem up to $28 million aggregate principal amount of our floating rate senior notes with the net cash proceeds of this offering so long as at least $52 million aggregate principal amount of the floating rate senior notes remains outstanding immediately after the redemption and the redemption occurs within 90 days after the closing date of this offering. The redemption price would be equal to 100% of the principal amount of the floating rate senior notes to be redeemed, plus a premium equal to the interest rate per annum on the floating rate senior notes applicable on the date on which we give the notice of redemption, plus accrued and unpaid interest to the date of redemption. The interest rate per annum on these

Use of proceeds

notes as of                     , 2006 was approximately     %. If we were to repurchase, rather than redeem, our floating rate senior notes, we expect that the purchase price would depend on prevailing market prices, negotiated terms or other factors.

For a description of the interest rate, maturity and other material terms of our senior credit facilities, 8% senior subordinated notes and floating rate senior notes, see "Description of certain indebtedness—Senior Credit Facilities of Communications & Power Industries," "—8% Senior Subordinated Notes of Communications & Power Industries" and "—Floating Rate Senior Notes due 2015 of CPI International."

In order to maximize our flexibility, we have not determined which portions of our indebtedness will be redeemed, repurchased or repaid with the net proceeds of this offering. Whether we redeem, repurchase or repay any particular tranche of debt will be determined by the cost of redeeming, repurchasing or repaying that debt, the expected interest savings from the redemption, repurchase or repayment of that debt and other factors, including the amount of time necessary to accomplish the transaction.

An increase (or decrease) in the initial public offering price from the assumed initial public offering price of $       per share by $1.00 would increase (or decrease) the net proceeds to us from this offering by approximately $       million, after deducting estimated underwriting discounts and commissions and estimated fees and expenses associated with this offering and the related transactions payable by us, assuming no exercise of the underwriters' over-allotment option and no other change to the number of shares offered by us as set forth on the cover page of this prospectus. An increase (or decrease) of 1,000,000 shares from the expected number of shares to be sold in the offering, assuming no change in the assumed initial public offering price, would increase (or decrease) the net proceeds to us from this offering by approximately $       million, after deducting estimated underwriting discounts and commissions and estimated fees and expenses associated with this offering and the related transactions payable by us. Any such increase (or decrease) would increase (or decrease) the amount of our indebtedness that is redeemed, repurchased or repaid out of the proceeds of this offering.

We will not receive any of the proceeds from the selling stockholders' sale of shares of common stock in the offering.

Dividend policy

We paid special cash dividends of approximately $75.8 million and $17.0 million to holders of our common stock in February 2005 and December 2005, respectively. We currently expect to retain any future earnings for use in the operation and expansion of our business and do not anticipate paying any additional cash dividends on our common stock in the foreseeable future. Any payment of cash dividends on our common stock will be dependent upon the ability of Communications & Power Industries, Inc., our wholly-owned subsidiary, to pay dividends or make cash payments or advances to us. The indenture governing Communications & Power Industries' 8% senior subordinated notes imposes restrictions on Communications & Power Industries' ability to make distributions to us, and the agreements governing our senior credit facilities generally do not permit Communications & Power Industries to make distributions to us for the purpose of paying dividends to our stockholders. In addition, the indenture governing CPI International's floating rate senior notes also imposes restrictions on CPI International's ability to pay dividends or make distributions to its stockholders. Our future dividend policy will also depend on the requirements of any future financing agreements to which we may be a party and other factors considered relevant by our board of directors, including the Delaware General Corporation Law, which provides that dividends are only payable out of surplus or current net profits.

Capitalization

The following table sets forth our capitalization as of December 30, 2005:

on an actual basis; and

on a pro forma basis after giving effect to the following transactions as if they had occurred as of December 30, 2005: (1) the sale of shares of our common stock in this offering at an initial public offering price of $ per share; and (2) the repayment of $ of the outstanding principal amount of the term loan under our senior credit facilities.

This table should be read together with ‘‘Selected financial data,’’ ‘‘Management's discussion and analysis of financial condition and results of operations’’ and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Actual as of December 30, 2005	Pro Forma as of December 30, 2005
	(dollars in thousands)
Cash:
Cash and cash equivalents	$16,761	$
Debt:
Subsidiary debt
Senior credit facilities—term loan(1)(2)(3)	$90,000	$
Communications & Power Industries 8% senior subordinated notes(2)(4)	125,000
CPI International debt
Floating rate senior notes(2)(5)	79,244
Total debt(3)	294,244
Stockholders' equity:
Common stock (actual, $0.01 par value, 5,500,000 shares authorized, 4,275,566 shares issued and outstanding; pro forma, $0.01 par value, shares authorized, shares issued and outstanding)	43
Additional paid-in-capital(3)	17,684
Accumulated other comprehensive income	1,438
Retained earnings	18,535
Total stockholders' equity(3)	37,700
Total capitalization	$331,944	$

(1)

As of December 30, 2005, our senior credit facilities consist of a revolving credit facility with $40 million of available borrowing capacity (of which $4.5 million has been used for letters of credit) for working capital and other general corporate purposes and a term loan of $90 million. Under the agreements governing our indebtedness, we are permitted to use the entire net proceeds of this offering to repay amounts owing under our term loan. For a description of the interest rate applicable to, and additional information about, our senior credit facilities. See ‘‘Description of certain indebtedness—Senior Credit Facilities of Communications & Power Industries.’’

(2)

It is possible that we will use all or a portion of the net proceeds of this offering to repurchase or redeem our floating rate senior notes and/or our 8% senior subordinated notes instead of applying the net proceeds to repay the term loan under our senior credit facilities. See "Use of proceeds." Under the agreements governing our indebtedness, we are permitted to use all of the net proceeds of this offering to repurchase or redeem our floating rate senior notes or our 8% senior subordinated notes.

(3)

To the extent we change the number of shares of common stock we sell in this offering from the     shares we expect to sell or we change the initial public offering price from the $         per share assumed initial public offering price, or any combination of these events occurs, our net proceeds from this offering, pro forma term loan balance, pro forma total debt, pro forma additional paid-in capital and pro forma total stockholders equity may increase or decrease. An increase (or decrease) of $1.00 from the assumed initial public offering price, assuming no change in the number of shares of common stock to be sold and no exercise of the underwriters' over-allotment option, would increase (or decrease) our net proceeds from this offering and our pro forma additional paid-in capital and pro forma total stockholders' equity by approximately $         million and decrease (or increase) our pro forma term loan balance and pro forma total debt by approximately $         million. An increase (or decrease) of 1,000,000 shares from the expected number of shares to be sold in the offering, assuming no change in the assumed initial public offering price and no exercise of the underwriters'

Capitalization

over-allotment option, would increase (or decrease) our net proceeds from this offering, our pro forma additional paid-in capital and our pro-forma total stockholders equity by approximately $         million and decrease (or increase) our pro forma term loan balance and pro forma total debt by approximately $         million.

(4)

We have the right to redeem up to $43.75 million aggregate principal amount of our 8% senior subordinated notes with the net cash proceeds of this offering so long as at least $81.25 million aggregate principal amount of our 8% senior subordinated notes remains outstanding immediately after the redemption and the redemption occurs within 90 days after the closing date of this offering. The redemption price would be equal to 108% of the principal amount of the 8% senior subordinated notes to be redeemed, plus accrued and unpaid interest to the date of redemption. If we were to repurchase, rather than redeem, our 8% senior subordinated notes, we expect that the purchase price would depend on prevailing market prices, negotiated terms or other factors. For a description of the interest rate, maturity, redemption and other material terms of our 8% senior subordinated notes see "Description of certain indebtedness—8% Senior Subordinated Notes of Communications & Power Industries."

(5)

Net of unamortized issue discount of $756 for actual and $ for pro forma. We have the right to redeem our floating rate senior notes in whole or in part for a price equal to 100% plus a premium based on the present value of certain future redemption and interest payments under the floating rate senior notes, plus accrued and unpaid interest to the date of redemption. Based on interest rates in effect as of                     , 2006, the premium that would apply to such a redemption would be equal to approximately     %.

In addition, we have the right to redeem up to $28 million aggregate principal amount of our floating rate senior notes with the net cash proceeds of this offering so long as at least $52 million aggregate principal amount of the floating rate senior notes remains outstanding immediately after the redemption and the redemption occurs within 90 days after the closing date of this offering. The redemption price would be equal to 100% of the principal amount of the floating rate senior notes to be redeemed, plus a premium equal to the interest rate per annum on the floating rate senior notes applicable on the date on which we give the notice of redemption, plus accrued and unpaid interest to the date of redemption. The interest rate per annum on these notes as of                         , 2006 was approximately     %. If we were to repurchase, rather than redeem, our floating rate senior notes, we expect that the purchase price would depend on prevailing market prices, negotiated terms or other factors. For a description of the interest rate, maturity, redemption and other material terms of our floating rate senior notes see ‘‘Description of certain indebtedness—Floating Rate Senior Notes due 2015 of CPI International.’’

Dilution

If you invest in our common stock, you will experience dilution to the extent of the difference between the public offering price per share you pay in this offering and the pro forma net tangible book value per share of our common stock immediately after this offering.

Our net tangible book value as of December 30, 2005 was negative $185.1 million, or approximately negative $         per share of common stock. Net tangible book value per share is equal to our total tangible assets minus total liabilities all divided by the number of shares of common stock outstanding as of December 30, 2005.

After giving effect to the sale of the shares of common stock we are offering at an assumed initial public offering price of $ per share, and after deducting underwriting discounts and commissions and our estimated offering expenses, our pro forma as adjusted net tangible book value would have been approximately $ million, or approximately $ per share of common stock. This represents an immediate increase in net tangible book value of approximately $ per share to existing stockholders and an immediate dilution of approximately $ per share to new investors. The following table illustrates this calculation on a per share basis:

Assumed initial public offering price per share		$
Net tangible book value per share as of December 30, 2005	$
Increase per share attributable to the offering
Pro forma as adjusted net tangible book value per share after this offering
Dilution per share to new investors		$

If the underwriters exercise their over-allotment option in full, pro forma as adjusted net tangible book value would increase to approximately $ per share, representing an increase to existing stockholders of approximately $ per share, and there would be an immediate dilution of approximately $ per share to new investors.

An increase (or decrease) in the initial public offering price from the assumed initial public offering price of $         per share by $1.00 would increase (or decrease) our pro forma as adjusted net tangible book value after giving effect to this offering by approximately $         million, our pro forma as adjusted net tangible book value per share after giving effect to this offering by $         per share and the dilution in net tangible book value per share to new investors in this offering by $         per share, after deducting the estimated underwriting discounts and commissions and estimated aggregate offering expenses payable by us and assuming no exercise of the underwriters' over-allotment option and no other change to the number of shares offered by us as set forth on the cover page of this prospectus. An increase of 1,000,000 shares from the expected number of shares to be sold in the offering, assuming no change in the initial public offering price per share from the price assumed above, would increase our pro forma as adjusted net tangible book value after giving effect to this offering by approximately $         million, our pro forma as adjusted net tangible book value per share after giving effect to this offering by $       per share and the dilution in net tangible book value per share to new investors in this offering by $         per share, after deducting the estimated underwriting discounts and commissions and estimated aggregate offering expenses payable by us and assuming no exercise of the underwriters' over-allotment option. A decrease of 1,000,000 shares from the expected number of shares to be sold in the offering, assuming no change in the initial public offering price per share from the price assumed above, would decrease our pro forma as adjusted net tangible book value after giving effect to this offering by approximately $         million, our pro forma as adjusted net tangible book value per share after giving effect to this offering by $         per share and the dilution in net tangible book value per share to new investors in this offering by $         per share, after deducting the estimated underwriting discounts and commissions and estimated aggregate offering expenses payable by us and assuming no exercise of the underwriters' over-allotment option.

The following table summarizes, on a pro forma as adjusted basis as of December 30, 2005, after giving effect to this offering, the total number of shares of our common stock purchased from us and the total consideration and average price per share paid by existing stockholders and by new investors:

Dilution

	Shares Purchased			Total Consideration		Average Price Per Share
	Number	%		Amount	Percent
Existing stockholders			%		%	$
New investors purchasing stock from us in this offering						$
Total			%		%

If the underwriters exercise their over-allotment option in full, the following will occur:

the pro forma as adjusted percentage of shares of our common stock held by existing stockholders will decrease to approximately % of the total number of pro forma as adjusted shares of our common stock outstanding after this offering; and

the pro forma as adjusted number of shares of our common stock held by new public investors will increase to , or approximately % of the total pro forma as adjusted number of shares of our common stock outstanding after this offering.

An increase (or decrease) in the initial public offering price from the assumed initial public offering price of $         per share by $1.00 would increase (or decrease) total consideration paid by new investors purchasing stock from us in this offering, total consideration paid by all investors described above and the total average price per share paid by all such investors by $         million, $         million and $        , respectively, assuming no change to the number of shares offered by us as set forth on the cover page of this prospectus and without deducting underwriting discounts and commissions and other expenses of this offering. An increase (or decrease) of 1,000,000 shares from the expected number of shares to be sold in the offering, assuming no change in the initial public offering price per share from the price assumed above, would increase (or decrease) total consideration paid by new investors purchasing stock from us in this offering, total consideration paid by all investors described above and the total average price per share paid by all such investors by $         million, $         million and $        , respectively, without deducting underwriting discounts and commissions and other expenses of this offering.

The tables and calculations above are based on shares outstanding as of December 30, 2005 and exclude:

946,529 shares of our common stock issuable upon exercise of options outstanding as of December 30, 2005, at a weighted average exercise price of $9.58 per share, of which options to purchase 715,450 shares were exercisable as of that date; and

    shares of our common stock available for future grant under our 2006 Equity and Performance Incentive Plan and future purchase under our 2006 Employee Stock Purchase Plan as of                           .

Selected financial data

In January 2004, CPI International, Inc. acquired the business of Communications & Power Industries Holding Corporation and became the successor to Communications & Power Industries Holding Corporation for financial reporting purposes (see "Management's discussion and analysis of financial condition and results of operations—The Merger").

The selected consolidated financial and other data for CPI International and subsidiaries as of September 30, 2005 and October 1, 2004, and for the year ended September 30, 2005 and for the 36-week period ended October 1, 2004, and of Communications & Power Industries Holding Corporation, our predecessor, and subsidiaries for the 16-week period ended January 22, 2004 and the year ended October 3, 2003, have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated financial and other data for Communications & Power Industries Holding Corporation as of October 3, 2003 and for the fiscal years ended September 28, 2001 and September 27, 2002 and as of the end of each such fiscal years, has been derived from our audited consolidated financial statements not included elsewhere in this prospectus. The audited consolidated financial statements as of the dates and periods noted above have been audited by KPMG LLP, an independent registered public accounting firm.

The selected consolidated financial data as of, and for the quarters ended, December 30, 2005 and December  31, 2004 has been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. The unaudited condensed consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements. The results for any interim period are not necessarily indicative of the results that may be expected for a full year.

You should read the following data in conjunction with ‘‘Management's discussion and analysis of financial condition and results of operations’’ and the consolidated financial statements and the related notes included elsewhere in this prospectus.

Selected financial data

	Year Ended September 28, 2001 (Predecessor)	Year Ended September 27, 2002 (Predecessor)	Year Ended October 3, 2003 (Predecessor)	16-Week Period Ended January 22, 2004 (Predecessor)	36-Week Period Ended October 1, 2004 (Successor)	Year Ended September 30, 2005 (Successor)	Quarter Ended December 31, 2004 (Successor)	Quarter Ended December 30, 2005 (Successor)
	(dollars in thousands, except per share data)						(unaudited)
Statement of Operations Data:
Sales	$272,521	$251,245	$265,434	$79,919	$202,266	$320,732	$73,733	$82,379
Cost of sales(1)	223,332	192,189	183,957	56,189	141,172	216,031	50,029	57,171
Gross profit	49,189	59,056	81,477	23,730	61,094	104,701	23,704	25,208
Operating costs and expenses:
Research and development	5,767	5,873	6,860	2,200	5,253	7,218	1,448	1,910
Selling and marketing	17,544	16,073	15,650	4,352	11,082	18,547	4,068	5,024
General and administrative	21,833	19,590	17,847	6,026	12,499	27,883	3,969	7,302
Merger expenses(2)	—	—	—	6,374	—	—	—	—
Amortization of acquisition-related intangible assets(2)	—	—	—	—	13,498	7,487	4,906	548
Acquired-in-process research and development(2)	—	—	—	—	2,500	—	—	—
Net (gain) loss on the disposition of assets	(792)	187	92	7	197	446	56	65
Loss (gain) on sale of Solid State Products Division(3)	—	3,004	(136)	—	—	—	—	—
Total operating costs and expenses	44,352	44,727	40,313	18,959	45,029	61,581	14,447	14,849
Operating income	4,837	14,329	41,164	4,771	16,065	43,120	9,257	10,359
Interest expense, net	20,734	16,508	14,540	8,902	10,518	20,310	4,080	6,064
Income tax expense	2,950	4,554	10,076	439	2,899	9,138	2,079	2,080
Net income (loss)	$(18,847)	$(6,733)	$16,548	$(4,570)	$2,648	$13,672	$3,098	$2,215
Net income per share(4):
Basic	N/A(5)	N/A(5)	N/A(5)	N/A(5)	$0.62	$3.20	$0.72	$0.52
Diluted	N/A(5)	N/A(5)	N/A(5)	N/A(5)	$0.59	$2.96	$0.69	$0.46
Shares used to calculate net income per share:
Basic	N/A(5)	N/A(5)	N/A(5)	N/A(5)	4,270,269	4,275,566	4,275,566	4,275,566
Diluted	N/A(5)	N/A(5)	N/A(5)	N/A(5)	4,478,706	4,620,283	4,489,280	4,831,141
Cash dividend per share(6)	—	—	—	—	—	$17.73	—	$3.98
Other Financial Data:
EBITDA(7)	$18,183	$25,633	$47,457	$6,549	$32,816	$57,297	$15,476	$12,515
EBITDA margin(8)	6.7%	10.2%	17.9%	8.2%	16.2%	17.9%	21.0%	15.2%
Operating income margin(9)	1.8%	5.7%	15.5%	6.0%	7.9%	13.4%	12.6%	12.6%
Net income (loss) margin(10)	(6.9)%	(2.7)%	6.2%	(5.7)%	1.3%	4.3%	4.2%	2.7%
Depreciation and amortization(11)	$13,346	$11,304	$6,293	$1,778	$16,751	$14,177	$6,219	$2,156
Capital expenditures(12)	5,788	3,378	3,067	459	3,317	17,131	1,194	2,945
Ratio of earnings to fixed charges(13)	—	—	2.78x	—	1.51x	2.10x	2.23x	1.69x
Net cash provided by operating activities	$6,513	$44,020	$34,482	$6,574	$12,203	$31,349	$10,233	$198
Balance Sheet Data (at period end):
Working capital	$22,048	$1,101	$17,241	—	$72,385	$65,400	—	$57,385
Total assets	204,067	156,189	181,968	—	$431,207	454,544	—	447,424
Long-term debt and redeemable preferred stock	148,569	128,693	128,907	—	210,606	284,231	—	294,244
Total stockholders' (deficit) equity	(57,608)	(73,104)	(65,445)	—	107,594	52,667	—	37,700

(1)

Includes charges of $5,500 for the amortization of inventory write-up incurred during the 36-week period ended October 1, 2004 in connection with our January 2004 merger and $351 of charges for the amortization of inventory write-up incurred in connection with the Econco acquisition for fiscal year 2005 and the quarter ended December 31, 2004.

(2)

As a result of our January 2004 merger, we incurred charges for merger expenses during the 16-week period ended January 22, 2004, and charges for the amortization of intangible assets and a write off of in-process research and development during the 36-week period ended October 1, 2004. In fiscal year 2005, and in the quarter ended December 30, 2005, we incurred charges for the amortization of intangible assets as a result of our January 2004 merger and in connection with the Econco acquisition.

Selected financial data

(3)

On September 26, 2002, we sold our Solid State Products Division. The net pretax loss of $3,004 included approximately $2,525 for the write-off of goodwill.

(4)

Basic net income per share represents net income divided by weighted average common shares outstanding, and diluted net income per share represents net income divided by weighted average common and common equivalent shares outstanding.

(5)

Due to the significant change in capital structure at the closing date of our January 2004 merger, the predecessor amount has not been presented because it is not considered comparable to the amount for CPI International.

(6)

In February 2005 and in December 2005 we paid special cash dividends of $75,809 and $17,000, respectively, to stockholders of CPI International. Cash dividend per share is calculated by dividing the dollar amount of the dividend by weighted average common shares outstanding. We did not pay cash dividends on the common stock of CPI International or our predecessor, as applicable, in fiscal years 2001, 2002, 2003 or 2004.

(7)

EBITDA represents earnings before provision for income taxes, interest expense, net and depreciation and amortization. For the reasons listed below, we believe that GAAP-based financial information for highly leveraged businesses such as ours should be supplemented by EBITDA so that investors better understand our financial performance in connection with their analysis of our business:

•

EBITDA is a component of the measure used by our board of directors and management team to evaluate our operating performance;

•

our senior credit facilities contain covenants that require us to maintain certain interest expense coverage and leverage ratios that contain EBITDA as a component, and our management team uses EBITDA to monitor compliance with such covenants; see "Management's discussion and analysis of financial condition and results of operations—Liquidity and Capital Resources—Covenant compliance;"

•

EBITDA is a component of the measure used by our management team to make day-to-day operating decisions;

•

EBITDA facilitates comparisons between our operating results and those of competitors with different capital structures and therefore is a component of the measure used by the management to facilitate internal comparisons to competitors' results and our industry in general; and

•

the payment of bonuses to certain members of management is contingent upon, among other things, the satisfaction by us of certain targets that contain EBITDA as a component.

Other companies may define EBITDA differently and, as a result, our measure of EBITDA may not be directly comparable to EBITDA of other companies. Although we use EBITDA as a financial measure to assess the performance of our business, the use of EBITDA is limited because it does not include certain material costs, such as interest and taxes, necessary to operate our business. When analyzing our performance, EBITDA should be considered in addition to, and not as a substitute for, net income (loss), cash flows from operating activities or other statements of operations or statements of cash flows data prepared in accordance with GAAP.

The following table reconciles net (loss) income to EBITDA:

	Fiscal Year 2001 (Predecessor)	Fiscal Year 2002 (Predecessor)	Fiscal Year 2003 (Predecessor)	16-Week Period Ended January 22, 2004 (Predecessor)	36-week Period Ended October 1, 2004 (Successor)	Fiscal Year 2005 (Successor)	Quarter Ended December 31, 2004 (Successor)	Quarter Ended December 30, 2005 (Successor)
	(dollars in thousands)						(unaudited)
Net (loss) income	$(18,847)	$(6,733)	$16,548	$(4,570)	$2,648	$13,672	$3,098	$2,215
Depreciation and amortization(11)	13,346	11,304	6,293	1,778	16,751	14,177	6,219	2,156
Interest expense, net	20,734	16,508	14,540	8,902	10,518	20,310	4,080	6,064
Income tax expense	2,950	4,554	10,076	439	2,899	9,138	2,079	2,080
EBITDA	$18,183	$25,633	$47,457	$6,549	$32,816	$57,297	$15,476	$12,515

(8)

EBITDA margin represents EBITDA divided by sales.

(9)

Operating income margin represents operating income divided by sales.

(10)

Net (loss) income margin represents net (loss) income divided by sales.

(11)

Depreciation and amortization excludes amortization of deferred debt issuance costs, which are included in interest expense, net.

(12)

Includes capital expenditures resulting from the relocation of our San Carlos, California facility to Palo Alto, California and Mountain View, California of $13.1 million for fiscal year 2005, and $0.8 million and $2.2 million for the quarters ended December 31, 2004 and December 30, 2005, respectively.

(13)

For purposes of computing the ratio of earnings to fixed charges, earnings consist of income from continuing operations before income taxes and fixed charges less capitalized interest. Fixed charges consist of interest expense, including amortization of debt issuance costs and that portion of rental expenses that management considers to be a reasonable approximation of interest. Earnings were insufficient to cover fixed charges by $4,131 for the 16-week period ended January 22, 2004, $2,179 in fiscal year 2002, and $15,897 in fiscal year 2001.

Management's discussion and analysis of financial condition and results of operations

The following discussion reflects the consolidated results of our predecessor and its subsidiaries for periods ending prior to January 23, 2004 and for CPI International and its subsidiaries on or subsequent to January 23, 2004, after giving effect to our January 2004 merger. Our fiscal years are the 52- or 53-week periods that end on the Friday nearest September 30. Fiscal year 2005 comprised the 52-week successor period ending September 30, 2005; fiscal year 2004 comprised the 16-week predecessor period ended January 22, 2004 and the 36-week successor period ending October 1, 2004; and fiscal year 2003 comprised the 53-week predecessor period ended October 3, 2003. The first quarter of fiscal year 2005 comprised the 13-week period ended December 31, 2004, and the first quarter of fiscal year 2006 comprised the 13-week period ended December 30, 2005. The following discussion should be read in conjunction with the consolidated financial statements of our predecessor and CPI International, and the notes thereto, included elsewhere in this prospectus.

OVERVIEW

We are a leading provider of microwave and radio frequency products for critical defense, communications, medical, scientific and other applications. Our products include high power microwave amplifiers, satellite communications amplifiers, medical x-ray imaging subsystems, and other related products.

ECONCO ACQUISITION

On October 8, 2004, we purchased all of the outstanding stock of Econco Broadcast Service, Inc. of Woodland, California for cash consideration of approximately $18.3 million. Econco is a provider of rebuilding service for high power microwave devices, allowing broadcasters and other users of these critical products to extend the life of their devices at a cost that is lower than buying a new device.

THE MERGER

On January 23, 2004, CPI International acquired Communications & Power Industries Holding Corporation, our predecessor, in a merger. At that time, substantially all of the common stock of CPI International was owned by Cypress. The merger did not impact our underlying operations. In connection with the merger, Cypress made a $100 million capital contribution to CPI International in exchange for the shares of common stock currently owned by Cypress, our predecessor and Communications & Power Industries (which was, at such time, the direct wholly-owned subsidiary of our predecessor) refinanced all of their outstanding indebtedness and Communications & Power Industries redeemed all of its outstanding preferred stock. As a result of the merger, the assets acquired and liabilities assumed were adjusted to reflect fair value, and the excess of the purchase price over the fair value was recorded as goodwill. The revised fair values impacted our results of operations subsequent to the merger and their comparability to the results of operations of the predecessor.

SUMMARY OF ORDERS AND BACKLOG

Orders

Our orders recorded during fiscal year 2005 increased compared to fiscal year 2004, and our orders recorded in the first quarter of fiscal year 2006 were stable as compared to the first quarter of fiscal year 2005. Our customer sales contracts are recorded as orders when we accept written customer purchase orders or contracts. Customer purchase orders with an undefined delivery schedule, or blanket purchase orders, are not reported as orders until the delivery date is determined. Our government sales contracts are not reported as orders until we have been notified that the contract has been funded. Total orders for a fiscal year represent the total dollar amount of customer orders recorded by us during the fiscal year, reduced by the dollar amount of any order cancellations or terminations during the fiscal year. Total orders for a fiscal quarter represent the total dollar amount of customer orders recorded by us during the fiscal quarter, reduced by the dollar amount of any order cancellations or terminations during the fiscal quarter.

Management's discussion and analysis of financial condition and results of operations

First quarter of fiscal year 2006 compared to first quarter of fiscal year 2005

Our orders by market for the first quarter of fiscal years 2006 and 2005 are summarized as follows (dollars in millions):

	Quarter Ended December 30, 2005		Quarter Ended December 31, 2004
	Amount	Percentage of Total Orders	Amount	Percentage of Total Orders	Increase (Decrease)
					Amount	Percentage
Radar	$36.4	42%	$31.4	36%	$5.0	16%
Electronic Warfare	4.7	5%	11.1	13%	(6.4)	(58%)
Medical	10.5	12%	8.1	9%	2.4	30%
Communications	28.8	34%	28.3	33%	0.5	2%
Industrial	4.7	5%	5.1	6%	(0.4)	(8%)
Scientific	1.3	2%	2.2	3%	(0.9)	(41%)
Total orders	$86.4	100%	$86.2	100%	$0.2	0%

Explanations for the order increase or decrease by market from the first quarter of fiscal year 2005 to the first quarter of fiscal year 2006 are as follows:

Radar.    The increase in radar orders was due to both increased order levels and the timing of order receipts for several programs. The increase in order levels includes a $1.9 million increase for high power microwave devices that are used on the TPQ-37 Firefinder Artillery Locating Radar program.

Electronic Warfare.    The decrease in electronic warfare orders was primarily due to the timing of order levels on certain programs that did not repeat in the first quarter of fiscal year 2006. In the first quarter of fiscal year 2005, we recorded a multi-year delivery order of $3.4 million for the ALQ-187 Electronic Countermeasure System program. While this order is not expected to repeat in the current fiscal year, we are expecting follow-on orders at lower levels for this program.

In the first quarter of fiscal year 2005, we recorded orders totaling $1.5 million for two different Active Denial development programs. On one of the programs we entered into a $7 million contract, with additional options of $4.5 million, for which we recorded orders of $0.9 million based on the amount of contract funding that we received in the first quarter of fiscal year 2005. Since the first quarter of fiscal year 2005, we have received incremental funding on this program and recorded additional orders of $1.4 million. Over the next three years, we expect to record additional orders on this program as we complete certain contract milestones and receive additional funding.

Medical.    The increase in medical orders was primarily due to the continued growth in orders for x-ray generators, control systems, and power supply products used in x-ray imaging systems, including a $1.3 million order from an original equipment manufacturer.

Communications.    The increase in communications orders was attributable to strength of the direct-to-home broadcast market and a $2.9 million military order for ground-based satellite uplink stations using our amplifiers that was received in the first quarter of fiscal year 2006, partially offset by a large order in fiscal year 2005 for terrestrial microwave relays that did not repeat in the first quarter of fiscal year 2006.

Industrial.    The decrease in industrial orders was primarily attributable to the timing of order receipts. In fiscal year 2005, we received a $0.5  million order for a multi-year development and prototyping effort for an industrial medical sterilization program that did not recur in fiscal year 2006. However, we are expecting to receive production orders for this program beginning in fiscal year 2007.

Scientific.    The decrease in scientific orders was primarily attributable to the timing of two large orders in the first quarter of fiscal year 2005 that did not repeat in the first quarter of fiscal year 2006. Orders in the scientific market, our smallest market, are historically one-time projects and can fluctuate significantly from period to period.

Management's discussion and analysis of financial condition and results of operations

Fiscal year 2005 compared to fiscal year 2004

Our orders by market for fiscal years 2005 and 2004 are summarized as follows (dollars in millions):

	Fiscal Year 2005		Fiscal Year 2004		Increase (Decrease)
	Amount	Percentage of Total Orders	Amount	Percentage of Total Orders
					Amount	Percentage
Radar	$109.5	33%	$102.9	36%	$6.6	6%
Electronic Warfare	25.9	8%	30.2	11%	(4.3)	(14%)
Medical	52.0	15%	41.0	14%	11.0	27%
Communications	116.8	35%	84.2	29%	32.6	39%
Industrial	21.9	7%	18.5	6%	3.4	18%
Scientific	6.3	2%	10.0	3%	(3.7)	(37%)
Total Orders	$332.4	100%	$286.8	100%	$45.6	16%

Our Econco acquisition represents $11.8 million of the increase in our orders from fiscal year 2004 to fiscal year 2005, while the remaining $33.8 million increase was due to growth from existing business. During fiscal year 2005, approximately $5 million of communications, industrial and medical orders were accelerated by several customers in anticipation of planned manufacturing disruptions due to the relocation of our Eimac division from the San Carlos, California facility to our Palo Alto, California and Mountain View, California facilities. Explanations for the order increase or decrease by market from fiscal year 2004 to fiscal year 2005 are as follows:

Radar. The increase in radar orders was primarily due to the timing of order receipts and orders for Econco products.

Electronic Warfare. The decrease in electronic warfare orders was primarily due to a large order in fiscal year 2004 for a foreign military end customer that did not recur in fiscal year 2005.

Medical. The increase in medical orders was primarily due to the continued strength in orders for high power microwave devices used in radiation therapy for the treatment of cancer and x-ray generator systems and power supply products used in x-ray imaging systems.

Communications. The increase in communications orders was attributable to the strong requirements for satellite communication products for direct-to-home broadcast applications and the international communications market, orders for Econco products, and a large order from an international customer for high power microwave devices that are used for terrestrial microwave communications.

Industrial. The increase in industrial orders was primarily attributable to orders for Econco products, partially offset by lower demand for high power microwave devices for semiconductor equipment companies.

Scientific. The decrease in scientific orders was primarily attributable to the receipt of a $3.8 million order in fiscal year 2004 for high frequency, high power gyrotrons for fusion research that did not recur in fiscal year 2005. Orders in the scientific market, our smallest market, are historically one-time projects and can fluctuate significantly from period to period.

Incoming order levels fluctuate significantly on a quarterly or annual basis and a particular quarter or year's order rate may not be indicative of future order levels. In addition, our sales are highly dependent upon manufacturing scheduling and performance and, accordingly, it is not possible to accurately predict when orders will be recognized as sales.

Backlog

As of December 30, 2005, we had an order backlog of $197.1 million compared to an order backlog of $193.2 million as of December 31, 2004. Backlog represents the cumulative balance, at a given point in time, of recorded customer sales orders that have not yet been shipped or recognized as sales. Backlog is increased when

Management's discussion and analysis of financial condition and results of operations an order is received, and backlog is reduced when we recognize sales. We believe backlog and orders information is helpful to investors because this information may be indicative of future sales results. Although backlog consists of firm orders for which goods and services are yet to be provided, customers can, and sometimes do, terminate or modify these orders. However, historically the amount of modifications and terminations has not been material compared to total contract volume.

RESULTS OF OPERATIONS

We derive our revenue primarily from the sale of microwave and radio frequency products, including high power microwave amplifiers, satellite communications amplifiers, medical x-ray imaging subsystems, and other related products. Our products generally have selling prices ranging from $2,000 to $100,000, with certain limited products priced up to $1,000,000.

Cost of goods sold generally includes costs for raw materials, manufacturing costs, including allocation of overhead and other indirect costs, charges for reserves for excess and obsolete inventory, warranty claims and losses on fixed price contracts. Operating expenses generally consist of research and development, selling and marketing and general and administrative expenses.

As a result of purchase accounting charges in connection with our January 2004 merger, our results of operations are based on a different cost basis as compared to the results of operations of Communications & Power Industries Holding Corporation, our predecessor. However, our sales were not impacted by purchase accounting and are on the same basis for both us and our predecessor. In addition, our January 2004 merger did not result in any change in the management team or in the underlying operations of our predecessor, nor did it result in customer losses, headcount reductions, restructurings, or any other changes to the ongoing business operations.

For purposes of the following discussion and analysis of results of operations, sales discussed below for the 2004 fiscal year represent the unaudited consolidated combined sales of CPI International, Inc. for the 36-week period ended October 1, 2004 and our predecessor, Communications & Power Industries Holding Corporation, for the 16-week period ended January 22, 2004. Although this approach is not consistent with generally accepted accounting principles, we believe this presentation facilitates the ability of our investors to more meaningfully compare our sales for fiscal year 2004 with other fiscal years.

Management's discussion and analysis of financial condition and results of operations

The following table sets forth our historical results of operations for each of the periods indicated (dollars in thousands):

	Fiscal Year 2005 (Successor)		36-Week Period Ending October 1, 2004 (Successor)		16-Week Period Ending January 22, 2004 (Predecessor)		Fiscal Year 2003 (Predecessor)		Quarter Ended December 30, 2005 (Successor)		Quarter Ended December 31, 2004 (Successor)
	Amount	% of Sales	Amount	% of Sales	Amount	% of Sales	Amount	% of Sales	Amount	% of Sales	Amount	% of Sales
									(unaudited)		(unaudited)
Sales	$320,732	100.0%	$202,266	100.0%	$79,919	100.0%	$265,434	100.0%	$82,379	100.0%	$73,733	100.0%
Cost of sales(a)(b)	216,031	67.4	141,172	69.8	56,189	70.3	183,957	69.3	57,171	69.4	50,029	67.8
Gross profit	104,701	32.6	61,094	30.2	23,730	29.7	81,477	30.7	25,208	30.6	23,704	32.2
Research and development	7,218	2.3	5,253	2.6	2,200	2.8	6,860	2.6	1,910	2.3	1,448	1.9
Selling and marketing(b)	18,547	5.8	11,082	5.5	4,352	5.4	15,650	5.9	5,024	6.1	4,068	5.6
General and administrative(b)	27,883	8.7	12,499	6.2	6,026	7.5	17,847	6.8	7,302	8.9	3,969	5.4
Merger expenses	—	—	—	—	6,374	8.0	—	—	—	—	—	—
Amortization of acquisition-related intangible assets	7,487	2.3	13,498	6.7	—	—	—	—	548	0.6	4,906	6.6
Acquired in-process research and development	—	—	2,500	1.2	—	—	—	—	—	—	—	—
Net loss on the disposition of assets	446	0.1	197	0.1	7	—	92	—	65	0.1	56	0.1
Gain on sale of Solid State Products Division	—	—	—	—	—	—	(136)	(0.1)	—	—	—	—
Operating income	43,120	13.4	16,065	7.9	4,771	6.0	41,164	15.5	10,359	12.6	9,257	12.6
Interest expense, net	20,310	6.3	10,518	5.2	8,902	11.2	14,540	5.5	6,064	7.4	4,080	5.6
Income before taxes	22,810	7.1	5,547	2.7	(4,131)	(5.2)	26,624	10.0	4,295	5.2	5,177	7.1
Income tax expense	9,138	2.8	2,899	1.4	439	0.5	10,076	3.8	2,080	2.5	2,079	2.8
Net income (loss)	13,672	4.3%	2,648	1.3%	(4,570)	(5.7)%	16,548	6.2%	2,215	2.7%	3,098	4.2%
Other Data:
EBITDA(c)	$57,297	17.9%	$32,816	16.2%	$6,549	8.2%	$47,457	17.9%	$12,515	15.2%	$15,476	21.0%

(a)

Includes charges of $5,500 for the amortization of inventory write-up incurred for the 36-week period ended October 1, 2004 in connection with our January 2004 merger and $351 of charges for the amortization of inventory write-up incurred in fiscal year 2005 and during the quarter ended December 31, 2004 in connection with the Econco acquisition.

(b)

Includes a special bonus expense, described under "—Special Bonus" below, of $2.7 million for General and administrative, $0.3 million for Cost of sales and $0.2 million for Selling and marketing for the quarter ended December 30, 2005.

(c)

EBITDA represents earnings before provision for income taxes, interest expense, net and depreciation and amortization. For the reasons listed below, we believe that GAAP-based financial information for highly leveraged businesses such as ours should be supplemented by EBITDA so that investors better understand our financial performance in connection with their analysis of our business:

•

EBITDA is a component of the measure used by our board of directors and management team to evaluate our operating performance;

•

our senior credit facilities contain covenants that require us to maintain certain interest expense coverage and leverage ratios that contain EBITDA as a component, and our management team uses EBITDA to monitor compliance with such covenants; see "—Liquidity and Capital Resources—Covenant compliance;"

•

EBITDA is a component of the measure used by our management team to make day-to-day operating decisions;

•

EBITDA facilitates comparisons between our operating results and those of competitors with different capital structures and therefore is a component of the measure used by the management to facilitate internal comparisons to competitors' results and our industry in general; and

•

the payment of bonuses to certain members of management is contingent upon, among other things, the satisfaction by us of certain targets that contain EBITDA as a component.

Other companies may define EBITDA differently and, as a result, our measure of EBITDA may not be directly comparable to EBITDA of other companies. Although we use EBITDA as a financial measure to assess the performance of our business, the use of EBITDA is limited because it does not include certain material costs, such as interest and taxes, necessary to operate our business. When analyzing our performance, EBITDA should be considered in addition to, and not as a substitute for, net income (loss), cash flows from operating activities or other statements of operations or statements of cash flows data prepared in accordance with GAAP. For a reconciliation of net income (loss) to EBITDA, see footnote 7 in "Selected financial data."

Management's discussion and analysis of financial condition and results of operations

Our January 2004 merger had a significant effect on the successor's balance sheet as a result of the purchase accounting for the merger. However, the purchase accounting adjustments made in connection with the merger did not have a significant impact on the annualized combined results of operations for the predecessor and the successor, with the exception of the following: (a) the amortization of acquisition-related intangible assets and interest expense, both of which are presented as separate line items in the Results of Operations table above and discussed in our year-to-year comparisons below, (b) the impact of amortization of inventory write-up on cost of sales, which is disclosed as a footnote in the Results of Operations table above and discussed in our year-to-year analysis of gross profit below, and (c) additional depreciation expense from the revaluation of our property, plant and equipment which is discussed in our year-to-year analysis of gross profit below. Sales and other operating expenses were not materially impacted by the merger, as the merger did not result in customer losses, headcount reductions, restructurings, or other changes in the ongoing business of our predecessor.

For a presentation of financial data for the 16-week period ended January 22, 2004 and the successor financial data for 36-week period ended October 1, 2004, see "Selected Financial Data."

First quarter of fiscal year 2006 compared to first quarter of fiscal year 2005

Sales.    The following table compares total sales by market for the first quarter of fiscal years 2006 and 2005 (dollars in millions):

	Quarter Ended December 30, 2005		Quarter Ended December 31, 2004
	Amount	Percentage of Total Orders	Amount	Percentage of Total Orders	Increase (Decrease)
					Amount	Percentage
Radar	$27.6	33%	$27.0	37%	$0.6	2%
Electronic Warfare	5.8	7%	5.9	8%	(0.1)	(2%)
Medical	13.2	16%	11.8	16%	1.4	12%
Communications	30.1	37%	21.1	29%	9.0	43%
Industrial	4.4	5%	5.4	7%	(1.0)	(19%)
Scientific	1.3	2%	2.5	3%	(1.2)	(48%)
Total sales	$82.4	100%	$73.7	100%	$8.7	12%

Sales for the first quarter of fiscal year 2006 of $82.4 million were $8.7 million, or 12%, higher than the comparable period of fiscal year 2005. The sales increase was primarily related to increases in the communications and medical markets. The communications sales increase was due to increased shipments of amplifiers for direct-to-home broadcast and other satellite communication applications. The medical market increase was due to increased shipments of x-ray generators for diagnostic imaging. All other sales increases or decreases by market were primarily due to the timing of product shipments based on sales order commitments and manufacturing scheduling.

During the first quarter of fiscal year 2006, due to manufacturing disruptions from the relocation of our Eimac division from our San Carlos, California facility to our Palo Alto, California and Mountain View, California facilities, we rescheduled approximately $3 million of shipments, primarily to the communications and industrial markets, to the second half of fiscal year 2006. During the second quarter of fiscal year 2006, we expect to reschedule approximately $4 million of shipments to the second half of fiscal year 2006. Our Eimac division is highly dependent upon custom production equipment. The production equipment is being decommissioned in San Carlos and configured, installed and tested prior to production readiness in Palo Alto. We expect that our Eimac division will resume full production capacity after we complete the relocation of that division to our Palo Alto, California and Mountain View, California facilities. We currently expect that the relocation will be completed in the second half of fiscal year 2006.

Gross Profit.    Gross profit of $25.2 million, or 30.6% of sales, for the first quarter of fiscal year 2006 was $1.5 million higher than the prior year’s level of $23.7 million, or 32.2% of sales. The increase in gross profit was primarily due to higher sales volume in the first quarter of fiscal year 2006, offset by $0.8 million of expenses associated with the relocation of our Eimac division from the San Carlos, California facility to our Palo Alto, California and Mountain View, California, facilities, $0.3 million of special bonus expenses (see

Management's discussion and analysis of financial condition and results of operations

‘‘—Special Bonus’’ below) and $0.7 million of unfavorable overhead cost variances at our Eimac division. We expect expenses associated with the relocation to be approximately $1.0 million for the second quarter of fiscal year 2006 and approximately $0.6 million for the third quarter of fiscal year 2006. The unfavorable overhead cost variances at our Eimac division resulted from having similar overhead cost structures in the first quarter of fiscal years 2005 and 2006, which when combined with approximately 25% lower sales volume for that division resulted in lower inventory cost absorption in the first quarter of fiscal year 2006. We expect overhead cost variances in the second quarter of fiscal year 2006 to be approximately the same as for the first quarter of fiscal year 2006. The lower sales volume in the first quarter of fiscal year 2006 is due to manufacturing disruptions caused by the relocation of our Eimac division to our Palo Alto, California and Mountain View, California facilities. We expect that these manufacturing disruptions will continue in the second quarter of fiscal year 2006. After completion of the relocation, which we expect will occur in the second half of fiscal year 2006, we expect to realize operational savings from the consolidation of production facilities in Palo Alto, California and Mountain View, California, which we believe will improve our gross profit percentage.

Research and Development.    Research and development expenses of $1.9 million, or 2.3% of sales, for the first quarter of fiscal year 2006 was $0.5 million higher than the first quarter of fiscal year 2005. The increase in research and development expense was due to additional engineering efforts on research and development projects in the first quarter of fiscal year 2006 compared to the first quarter of fiscal year 2005, in which a larger portion of engineering efforts were spent on customer-funded development contracts, which costs are classified as cost of sales. Total spending on research and development, including company-sponsored amounts charged to research and development, and customer-sponsored amounts charged to cost of sales, increased from $2.9 million, or 3.9% of sales, in the first quarter of fiscal year 2005 to $3.6 million, or 4.4% of sales, in the first quarter of fiscal year 2006.

Selling and Marketing.    Selling and marketing expenses of $5.0  million, or 6.1% of sales, for the first quarter of fiscal year 2006 increased from $4.1 million, or 5.6% of sales, for the first quarter of fiscal year 2005. The increase in selling and marketing expenses in the first quarter of fiscal year 2006 was primarily due to additional selling costs to support the increase in sales volume in the first quarter of fiscal year 2006 and $0.2  million for the special bonus, described below.

General and Administrative.    General and administrative expenses of $7.3 million, or 8.9% of sales, for the first quarter of the fiscal year 2006 were $3.3 million higher than the $4.0 million, or 5.4% of sales, for the first quarter of fiscal year 2005. The first quarter of fiscal year 2006 included $2.7 million for the special bonus described below. In addition, the first quarter of fiscal year 2006 included $0.3 for expenses incurred in connection with the relocation of our San Carlos, California facility to our Palo Alto, California and Mountain View, California, facilities, compared to $0.1 million in the first quarter of fiscal year 2005.

Special Bonus.    On December 15, 2005, our board of directors approved the payment of $3.25 million in bonuses to our employees and directors (other than directors who are employees or affiliates of Cypress) to reward them for the increase in company value. The special bonus was not paid pursuant to our management incentive plan, our 2006 Equity and Performance Incentive Plan or any of our other formal compensation plans. The bonus amount was not determined based on a formula, but was instead an amount determined by our board of directors to be reasonable compensation for the increase in company value. The special bonus was charged to the Condensed Consolidated Statement of Operations and Comprehensive Income in the same lines as cash compensation paid to the same employees and directors, as follows: $2.7 million to General and administrative, $0.3 million to Cost of sales, and $0.2 million to Selling and marketing.

Amortization of Acquisition-Related Intangibles.    Amortization of acquisition-related intangibles of $0.5 million for the first quarter of the fiscal year 2006 was $4.4 million lower than the first quarter of fiscal year 2005. Amortization of acquisition-related intangibles consists of purchase accounting charges, primarily for customer backlog and other intangible assets. The first quarter of fiscal year 2005 included $4.4 million for the amortization of customer backlog, which was fully amortized in January 2005. Acquisition-related intangible assets will continue to be amortized over periods of up to 50 years.

Management's discussion and analysis of financial condition and results of operations

Interest Expense, net.    Interest expense, net of $6.1 million, or 7.4% of sales, for the first quarter of fiscal year 2006 was $2.0 million higher than the $4.1 million, or 5.6% of sales, for the first quarter of fiscal year 2005. The increase in interest expense in the first quarter of fiscal year 2006 was primarily due to additional interest expense for our floating rate senior notes issued on February 22, 2005.

Income Tax Expense.    We recorded income tax expense of $2.1 million for the first quarter of fiscal years 2006 and 2005.  The effective tax rates were approximately 48% and 40% for the first quarter of fiscal years 2006 and 2005, respectively.  Income tax expense for the first quarter of fiscal year 2006 includes a $315,000 charge attributable to the fourth quarter of fiscal year 2005, consisting of $505,000 to correct the overstatement of tax benefits recorded in the fourth quarter of fiscal year 2005 for stock-based compensation expense that is not deductible for income tax purposes in a foreign tax jurisdiction, offset by reversal of a $190,000 tax contingency reserve that is no longer considered necessary. Without these corrections, our effective tax rate for the first quarter of fiscal year 2006 would have been 41%.

Net Income.    Net income of $2.2 million for the first quarter of fiscal year 2006 was $0.9 million lower than the first quarter of fiscal year 2005 primarily due to the special bonus expense of $3.25 million, higher expenses in the first quarter of fiscal year 2006 related to the relocation of our San Carlos, California facility to our Palo Alto, California and Mountain View, California facilities, unfavorable overhead cost variances at our Eimac division and higher interest expense, partially offset by lower amortization of acquisition-related intangibles and higher gross profit due to higher sales in the first quarter of fiscal year 2006.

EBITDA.    EBITDA for the first quarter of fiscal year 2006 was $12.5 million, a decrease of $3.0 million compared to $15.5 million for the first quarter of fiscal year 2005. The decrease in EBITDA from the first quarter of fiscal year 2005 to the first quarter of fiscal year 2006 resulted primarily from the $3.25 million special bonus expense in the first quarter of fiscal year 2006, $1.0 million higher expenses in the first quarter of fiscal year 2006 related to the relocation of our San Carlos, California facility to our Palo Alto, California and Mountain View, California facilities and unfavorable overhead cost variances of $0.7 million at our Eimac division, partially offset by higher gross profit due to higher sales in the first quarter of fiscal year 2006.

Our results for fiscal year 2005 compared to our results for the 36-week period ended October 1, 2004 and the results of our predecessor for the 16-week period ended January 22, 2004

Sales. The following table compares total sales by market for fiscal years 2005 and 2004 (dollars in millions):

	Fiscal Year 2005		Fiscal Year 2004		Increase (Decrease)
	Amount	Percentage of Total Sales	Amount	Percentage of Total Sales
					Amount	Percentage
Radar	$109.4	34%	$112.1	40%	$(2.7)	(2%)
Electronic Warfare	27.7	9%	23.8	8%	3.9	16%
Medical	50.7	16%	41.6	15%	9.1	22%
Communications	101.4	31%	74.8	27%	26.6	36%
Industrial	23.1	7%	20.2	7%	2.9	14%
Scientific	8.4	3%	9.7	3%	(1.3)	(13%)
Total Sales	$320.7	100%	$282.2	100%	$38.5	14%

Total sales for fiscal year 2005 of $320.7 million were $38.5 million, or 14%, higher than fiscal year 2004 sales of $282.2 million. Fiscal year 2004 sales include predecessor sales of $79.9 million for the 16-week period ended January 22, 2004 and successor sales of $202.3 million for the 36-week period ended October 1, 2004. The Econco acquisition represents $12.2 million of the sales increase in fiscal year 2005, while the remaining increase of $26.3 million was due to growth from our existing business. During fiscal year 2005, approximately $5 million of communications, industrial and medical sales were accelerated by several customers in anticipation of planned manufacturing disruptions due to the relocation of our Eimac division from the San Carlos, California facility to our Palo Alto, California and Mountain View, California facilities.

Radar.    Sales in the radar market of $109.4 million for fiscal year 2005 were $2.7 million, or 2%, less than fiscal year 2004 sales of $112.1 million in this market. Econco represented $2.1 million of fiscal year

Management's discussion and analysis of financial condition and results of operations

2005 sales in the radar market. Our sales in the radar market have grown since 2002 due primarily to the U.S. Department of Defense's (DoD) emphasis on addressing terrorism and homeland security, which has had a favorable impact on radar systems, including new system development and upgrade and replenishment programs, and increased demand for spare and replacement products. This growth stabilized in fiscal years 2004 and 2005. We believe the small decrease in our sales in fiscal year 2005 resulted from our customers having built up additional inventories of spare parts in prior years. We expect radar market sales will be stable over the foreseeable future.

Electronic Warfare.    Sales in the electronic warfare market of $27.7 million for fiscal year 2005 were $3.9 million, or 16%, higher than fiscal year 2004 sales of $23.8 million in this market. Our sales in the electronic warfare market have grown since 2002 due primarily to the DoD's increased emphasis on protection of valuable military assets, resulting in the continuing funding of new, upgrade and replenishment programs in the electronic warfare market. We expect the electronic warfare market to continue to grow as the military continues to place emphasis on protection of personnel and assets and increases its use of devices and subsystems for high power microwave applications, including systems to disable and destroy road-side bombs and other improvised explosive devices (IEDs) and Active Denial systems.

Medical.    Sales in the medical market of $50.7 million for fiscal year 2005 were $9.1 million, or 22%, higher than fiscal year 2004 sales of $41.6 million in this market. Our sales in the medical market have shown steady growth in the past three years, averaging 20% growth per year. Our sales grew in the diagnostic x-ray imaging part of the medical market as a result of:

worldwide growth in demand for diagnostic x-ray imaging products;

the addition to our product portfolio of new lower-cost products with fewer features;

the addition to our product portfolio of new high-end products with additional features; and

the outsourcing by certain major x-ray system original equipment manufacturers of a portion of their manufacturing to us.

In the radiation therapy part of the medical market we have been, and expect to continue to be, the sole supplier of high power microwave devices to Varian Medical System Inc.'s high energy radiation therapy machines. Our annual growth in this portion of the market in the past three years has averaged in excess of 15%, driven largely by growth in demand from Varian Medical Systems.

Communications.    After several years of declining sales attributable to the global communications industry downturn, our fiscal year 2005 sales in the communications market of $101.4 million were $26.6 million, or 36%, higher than fiscal year 2004 sales of $74.8 million in this market. Econco represented $4.4 million of fiscal year 2005 sales in the communications market. The majority of our communications products are sold into the satellite communications market where we experienced a decrease in sales in the three fiscal years prior to fiscal year 2004. We believe this decrease was due, in part, to the large overcapacity that was built up in the late 1990s in anticipation of the need for a rapid expansion of telecommunications infrastructure to support overly-optimistic forecasts for growth of the internet. As of fiscal year 2005, this overcapacity has subsided, as demand from both military and commercial customers has increased, with a resulting increase in utilization of satellite communication systems and a resulting increase in demand for our satellite amplifiers and products. In fiscal year 2005 we saw an increase in demand for all of our satellite communication products, and in particular, products used by direct-to-home television providers, which are continuing to add capacity as they introduce service into new geographic markets and add new services such as high-definition television and satellite access to the internet. We expect continued growth in this market into fiscal year 2006 as infrastructure for commercial satellite applications continues to be added, and as we introduce more products directed at the military communications market. The U.S. military has made increasing use of commercially available satellite communications capacity as its needs have grown and exceeded the capacity of the dedicated communications systems traditionally used by defense forces.

Management's discussion and analysis of financial condition and results of operations

Industrial.    The $2.9 million, or 14%, increase in sales for fiscal year 2005 was due to the addition of Econco industrial sales of $5.6 million, offset primarily by decreases of $2.7 million from the semiconductor market. Sales in the industrial market have generally fluctuated because of the volatile demand in the semiconductor equipment market.

Scientific.    Sales in the scientific market of $8.4 million for fiscal year 2005 were $1.3 million, or 13%, lower than fiscal year 2004 sales of $9.7 million in this market. Sales in the scientific market, our smallest market, are historically for one-time projects and can fluctuate significantly from period to period.

Gross Profit. Gross profit was $104.7 million, or 32.6% of sales, for fiscal year 2005, $23.7 million, or 29.7% of sales, for the 16-week period ended January 22, 2004 and $61.1 million, or 30.2% of sales, for the 36-week period ended October 1, 2004. The increase in gross profit as a percentage of sales in fiscal year 2005 was primarily due to higher sales volume in fiscal year 2005 and purchase accounting charges related to our January 2004 merger of $5.5 million for amortization of acquisition-related inventory write-up for the 36-week period ended October 1, 2004. Cost of sales for fiscal year 2005 includes $0.8 million of expenses associated with the relocation of our San Carlos, California facility to our Palo Alto, California and Mountain View, California facilities.

The majority of our depreciation expense is charged to cost of sales, impacting gross margins. At the time of our January 2004 merger, we revalued our property, plant and equipment based on fair value as required by purchase accounting, which increased our cost basis in these assets compared to the predecessor's cost basis. At the same time, we increased the useful lives of these assets to match their expected lives. The net effect of the change in estimates of valuation and useful lives was an increase in annual depreciation expense of approximately $1.0 million in fiscal year 2005 and $0.8 million for the 36-week period ended October 1, 2004.

Research and Development.    Research and development expenses were $7.2 million, or 2.3% of sales, in fiscal year 2005, $2.2 million, or 2.8% of sales, for the 16-week period ended January 22, 2004 and $5.3 million, or 2.6% of sales, for the 36-week period ended October 1, 2004. The decrease in research and development expenses as a percentage of sales in fiscal year 2005 was due primarily to more development engineering costs being charged to customer-sponsored research and development, which increased sales and cost of sales. Total spending on research and development of $13.1 million in fiscal year 2005, which includes company-sponsored amounts charged to research and development, and customer-sponsored amounts charged to cost of sales, is higher than the prior year's spending of $3.3 million for the 16-week period ended January 22, 2004 and $7.6 million for the 36-week period ended October 1, 2004. We expect total expenditures on research and development (including customer-sponsored expenditures) will remain consistent with historical levels as a percentage of sales.

Selling and Marketing. Selling and marketing expenses were $18.5 million, or 5.8% of sales, for fiscal year 2005, $4.4 million, or 5.4% of sales, for the 16-week period ended January 22, 2004 and $11.1 million, or 5.5% of sales, for the 36-week period ended October 1, 2004. The increase in selling and marketing expenses as a percentage of sales in fiscal year 2005 was primarily due to additional selling costs to support the increase in sales volume. Incremental selling and marketing expenses for the Econco operation in fiscal year 2005 were $1.1 million.

General and Administrative. General and administrative expenses were $27.9 million, or 8.7% of sales, for fiscal year 2005, $6.0 million, or 7.5% of sales, for the 16-week period ended January 22, 2004 and $12.5 million, or 6.2% of sales for the 36-week period ended October 1, 2004. During fiscal year 2005, we incurred stock-based compensation expense of $7.0 million, incremental costs for the Econco operation of $1.1 million, and moving costs of $1.0 million associated with the relocation of our San Carlos, California facility to our Palo Alto, California and Mountain View, California facilities.

Fiscal year 2005 includes $7.0 million of stock-based compensation expense for performance stock options and the 16-week period ended January 22, 2004 includes $1.3 million of stock-based compensation expense for stock options issued at a value that was subsequently determined to be less than fair value. In September 2005, the Compensation Committee of our Board of Directors approved the acceleration of vesting of all outstanding performance options. The purpose of the acceleration was to reward management for its performance. Fiscal

Management's discussion and analysis of financial condition and results of operations year 2005 stock-based compensation expense includes $2.8 million from the acceleration of vesting of performance stock options that were expected to vest in fiscal years 2006, 2007 and 2008 assuming that the performance criteria would have been achieved.

We expect general and administrative expenses to increase after we become a public company by approximately $0.8 million to $1.3 million, due to higher directors and officers insurance premiums, higher legal and accounting expenses and other expenses associated with being a public company.

Merger Expenses. Merger expenses of $6.4 million for the 16-week period ended January 22, 2004 were primarily made up of investment banking fees, legal expenses, transaction bonuses, and transaction fees paid pursuant to the management services agreement with Leonard Green & Partners, L.P., an affiliate of the former holder of substantially all of the common stock of our predecessor.

Amortization of Acquisition-Related Intangibles. Amortization of acquisition-related intangibles of $7.5 million for fiscal year 2005 was $6.0 million lower than for the 36-week period ended October 1, 2004. Amortization of acquisition-related intangibles consists of purchase accounting charges, primarily for customer backlog and other intangible assets. Customer backlog was fully amortized in January 2005 while the other acquisition-related intangible assets will continue to be amortized over periods of up to 50 years. Fiscal year 2006 expenses for amortization of acquisition-related intangibles are expected to be $2.2 million.

Acquired In-Process Research and Development. Acquired in-process research and development expense of $2.5 million for the 36-week period ended October 1, 2004 represents the estimated fair value of acquired in-process research and development projects that had not yet reached technological feasibility and had no alternative future use as of the closing date of our January 2004 merger.

Interest Expense, net.    Interest expense, net for fiscal year 2005, the 36-week period ended October 1, 2004 and the 16-week period ended January 22, 2004 was as follows (dollars in millions):

	Fiscal year 2005	36-Week Period Ended October 1, 2004	16-Week Period Ended January 22, 2004
Merger-related interest expense	$—	—	$4.6
Floating rate senior notes interest expense	4.6	—	—
Other interest expense, net	15.7	$10.5	4.3
Total interest expense, net	$20.3	$10.5	$8.9

Merger-related interest expense for the 16-week period ended January 22, 2004 was associated with the early redemption of the predecessor's 12% senior subordinated notes and the write-off of capitalized debt issue costs related to the predecessor's outstanding debt at the time of our merger. Our floating rate senior notes were issued in February 2005, and the $4.6 million of interest expense for fiscal year 2005 represents approximately 7 months of interest. Fiscal year 2006 interest expense for our floating rate senior notes is expected to be approximately $8.1 million. Other interest expense increased due primarily to increases in interest rates on the variable rate term loan under our senior credit facilities.

As we intend to use the net proceeds of this offering to redeem, retire or repay a portion of our existing debt, we expect that interest expense will decrease accordingly. See "—Liquidity and Capital Resources—Effect of this offering and related transactions on results of operations, liquidity and capital resources; impact of future acquisitions."

Income Tax Expense.    We recorded income tax expense of $9.1 million for fiscal year 2005, $0.4 million for the 16-week period ended January 22, 2004 and $2.9 million for the 36-week period ended October 1, 2004. The effective income tax rates were 40% for fiscal year 2005, negative 11% for the 16-week period ended January 22, 2004 and 52% for the 36-week period ended October 1, 2004. The increase in income tax expense in fiscal year 2005 is primarily due to higher taxable income. The lower effective income tax rate for the 16-week period ended January 22, 2004 was due to a tax benefit from the pretax loss offset by an increase in

Management's discussion and analysis of financial condition and results of operations valuation allowance. The higher effective income tax rate for the 36-week period ended October 1, 2004 was due to non-deductible acquired in-process research and development and other purchase accounting charges related to our January 2004 merger.

Net Income (Loss).    We recorded net income of $13.7 million for fiscal year 2005, net loss of $4.6 million for the 16-week period ended January 22, 2004 and net income of $2.6 million for the 36-week period ended October 1, 2004. Higher net income for fiscal year 2005 is primarily due to higher gross profit due to increased sales volume and lower amortization of acquisition-related intangible assets in fiscal year 2005, partially offset by higher income tax expense and stock-based compensation expense in fiscal year 2005. In addition, there were no merger expenses in fiscal year 2005.

EBITDA.    EBITDA was $57.3 million, or 17.9% of sales, for fiscal year 2005, $6.5 million, or 8.2% of sales, for the 16-week period ended January 22, 2004 and $32.8 million, or 16.2% of sales, for the 36-week period ended October 1, 2004. The increase in EBITDA as a percentage of sales for fiscal year 2005 resulted primarily from higher gross profit from higher sales volume in fiscal year 2005, merger expenses for the 16-week period ended January 22, 2004 that did not recur in fiscal year 2005, and the write-off of acquired in-process research and development for the 36-week period ended October 1, 2004 that did not recur in fiscal year 2005.

Calculation of Management Bonuses.    Management bonuses were $3.9 million in fiscal year 2005 compared to $3.2 million in fiscal year 2004. For fiscal year 2004, management bonuses were calculated taking into account the combined operating results of the 16-week predecessor period ended January 22, 2004 and the 36-week successor period ended October 1, 2004. Management bonuses for fiscal years 2005 and 2004 were calculated pursuant to our management incentive plan and were based on three factors: (1) EBITDA as adjusted for purposes of calculating management bonuses; (2) a measure of cash generated by operations; and (3) individual goals that were customized for each participating member of management. The weight given to each of these factors varied for each person. Generally, for our officers, equal weight was given to the first two factors, and the third factor was not applicable. For our other members of management, equal weight was given to each of the three factors described above. Management bonuses for fiscal years 2005 and 2004 were not based on profitability as measured by net income and therefore the management bonus for fiscal year 2004 was payable even though we had a $4.6 million net loss for the 16-week period ended January 22, 2004. Management bonuses for fiscal years 2005 and 2004 were paid in cash. EBITDA as adjusted for purposes of calculating management bonuses is equal to EBITDA for the fiscal year adjusted to exclude the impact of certain non-recurring or non-cash charges as determined in our management incentive plan for the fiscal year. EBITDA for purposes of calculating management bonuses for fiscal year 2005 was $66.4 million compared to $55.0 million in fiscal year 2004. For each of these fiscal years the non-recurring or non-cash charges that were excluded are the same as the items described in footnote 5 in "Summary financial data." We are presenting EBITDA as adjusted for purposes of calculating management bonuses here to help investors understand how our management bonuses were calculated, and not as a measure to be used by investors to evaluate our operating results or liquidity.

Our results for the 36-week period ended October 1, 2004 and the results of our predecessor for the 16-week period ended January 22, 2004 compared to the results of our predecessor for fiscal year 2003

Sales. The following table compares total sales by market for fiscal years 2004 and 2003 (dollars in millions):

	Fiscal Year 2004		Fiscal Year 2003		Increase (Decrease)
	Amount	Percentage of Total Sales	Amount	Percentage of Total Sales
					Amount	Percentage
Radar	$112.1	40%	$102.6	39%	$9.5	9%
Electronic Warfare	23.8	8%	22.5	9%	1.3	6%
Medical	41.6	15%	38.2	14%	3.4	9%
Communications	74.8	27%	82.5	31%	(7.7)	(9%)
Industrial	20.2	7%	11.3	4%	8.9	79%
Scientific	9.7	3%	8.3	3%	1.4	17%
Total Sales	$282.2	100%	$265.4	100%	$16.8	6%

Management's discussion and analysis of financial condition and results of operations

Total sales for fiscal year 2004 of $282.2 million were $16.8 million, or 6%, higher than fiscal year 2003 sales of $265.4 million. Fiscal year 2004 sales include predecessor sales of $79.9 million for the 16-week period ended January 22, 2004 and successor sales of $202.3 million for the 36-week period ended October 1, 2004. The sales increase in fiscal year 2004 compared to fiscal year 2003 was primarily related to increases in the radar and industrial markets. The increase in radar sales was primarily due to increased shipments of high power microwave devices to the DoD. The increase in industrial sales was due to strong demand for semiconductor products. The decrease in communication sales for fiscal year 2004 can be attributed to the timing of deliveries of direct-to-home broadcast products combined with continued moderate spending by non-broadcast communication companies.

Gross Profit. Gross profit was $23.7 million, or 29.7% of sales, for the 16-week period ended January 22, 2004, $61.1 million, or 30.2% of sales, for the 36-week period ended October 1, 2004 and $81.5 million, or 30.7% of sales, for fiscal year 2003. Gross profit as a percentage of sales for the 16-week period ended January 22, 2004 was adversely affected by the relatively lower sales volume for this interim period. The lower gross profit as a percentage of sales for the 36-week period ended October 1, 2004 was primarily due to the $5.5 million purchase accounting charge related to the write-up of inventory resulting from our January 2004 merger, partially offset by higher shipment volume, a favorable mix of product shipments with higher pricing and manufacturing volume efficiencies due to higher manufacturing volume.

The majority of our depreciation expense is charged to cost of sales, impacting gross margins. At the time of our January 2004 merger, we revalued our property, plant and equipment based on fair value as required by purchase accounting, which increased our cost basis in these assets compared to the predecessor's cost basis. At the same time, we increased the useful lives of these assets to match their expected lives. The net effect of the change in estimates of valuation and useful lives was an increase in annual depreciation expense of approximately $0.8 million for the 36-week period ended October 1, 2004.

Research and Development.     Research and development expenses were $2.2 million, or 2.8% of sales, for the 16-week period ended January 22, 2004, $5.3 million, or 2.6% of sales, for the 36-week period ended October 1, 2004 and $6.9 million, or 2.6% of sales, for fiscal year 2003. Spending on research and development in the fiscal year 2004 periods as a percentage of sales did not change significantly from fiscal year 2003.

Selling and Marketing.     Selling and marketing expenses were $4.4 million, or 5.4% of sales, for the 16-week period ended January 22, 2004, $11.1 million, or 5.5% of sales, for the 36-week period ended October 1, 2004 and $15.7 million, or 5.9% of sales, for fiscal year 2003. The decrease in selling and marketing expenses was primarily due to lower sales representative commissions in the fiscal year 2004 periods compared to fiscal year 2003 due to changes in sales mix.

General and Administrative.     General and administrative expenses were $6.0 million, or 7.5% of sales, for the 16-week period ended January 22, 2004, $12.5 million, or 6.2% of sales, for the 36-week period ended October 1, 2004 and $17.8 million, or 6.8% of sales, for fiscal year 2003. The increase in general and administrative expense for the fiscal year 2004 periods can primarily be attributed to expenses incurred to evaluate acquisition candidates and stock compensation expense due to the acceleration of stock option vesting in connection with our January 2004 merger.

Merger Expenses. Merger expenses of $6.4 million for the 16-week period ended January 22, 2004 were primarily made up of investment banking fees, legal expenses, transaction bonuses, and transaction fees paid pursuant to the management services agreement with Leonard Green & Partners, L.P., an affiliate of the former holder of substantially all of the common stock of our predecessor.

Amortization of Acquisition-Related Intangibles. Amortization of acquisition-related intangibles of $13.5 million for the 36-week period ended October 1, 2004 represents charges of $12.1 million for customer backlog and $1.4 million for technology amortization. Customer backlog was fully amortized in January 2005, while technology continues to be amortized over periods of up to 50 years.

Management's discussion and analysis of financial condition and results of operations

Acquired In-Process Research and Development. Acquired in-process research and development expense of $2.5 million for the 36-week period ended October 1, 2004 represents the estimated fair value of acquired in-process research and development projects that had not yet reached technological feasibility and had no alternative future use as of the closing date of our January 2004 merger.

Gain on Sale of Solid State Products Division. The $0.1 million gain on the sale of our Solid State Products Division for fiscal year 2003 represents principal payments on the unsecured promissory note due from KMIC Technology Inc. for the purchase of our Solid State Products Division. Due to the uncertainty of ultimate collection on the promissory note, the gain was recognized when the cash payments were received.

Interest Expense, net. Interest expense, net was $8.9 million for the 16-week period ended January 22, 2004, $10.5 million for the 36-week period ended October 1, 2004 and $14.5 million for fiscal year 2003. Interest expense for the 16-week period ended January 22, 2004 included incremental expenses of $4.6 million associated with the redemption and termination of our predecessor's debt. Since the refinancing of outstanding indebtedness at the closing date of our January 2004 merger, interest expense remained consistent with prior period levels. The cost of maintaining higher debt levels for CPI International was partially offset by lower interest rates.

Income Tax Expense.    Income tax expense was $0.4 million for the 16-week period ended January 22, 2004, $2.9 million for the 36-week period ended October 1, 2004 and $10.1 million for fiscal year 2003. The effective income tax rates were negative 11% for the 16-week period ended January 22, 2004 , 52% for the 36-week period ended October 1, 2004 and 38% for fiscal year 2003. The lower effective income tax rate for the 16-week period ended January 22, 2004 was due to a tax benefit from the pretax loss offset by an increase in valuation allowance. The higher effective income tax rate for the 36-week period ended October 1, 2004 was due to non-deductible acquired in-process research and development and other purchase accounting charges related to our January 2004 merger.

Net Income (Loss).    Net loss was $4.6 million for the 16-week period ended January 22, 2004, and net income was $2.6 million for the 36-week period ended October 1, 2004 and $16.5 million for fiscal year 2003. Net income was lower for the fiscal year 2004 periods primarily due to merger-related expenses and amortization charges, which were partially offset by lower income tax expense and higher gross profit amount due to higher shipment volume, a favorable mix of product shipments with higher pricing and manufacturing volume efficiencies due to higher manufacturing volume.

EBITDA.    EBITDA was $6.5 million for the 16-week period ended January 22, 2004, $32.8 million for the 36-week period ended October 1, 2004 and $47.5 million for fiscal year 2003. The decrease in EBITDA in the fiscal year 2004 periods compared to fiscal year 2003 was primarily due to higher expenses from purchase accounting charges of $5.5 million for inventory write-up and $2.5 million for acquired in-process research and development in the 36-week period ended October 1, 2004, and $6.4 million for merger expenses in the 16-week period ended January 22, 2004. The effect of these merger-related items was offset in part by the higher gross profit amount during the fiscal year 2004 periods compared to fiscal year 2003.

Calculation of Management Bonuses.    Management bonuses were $3.2 million in fiscal year 2004 compared to $3.0 million in fiscal year 2003. For fiscal year 2004, management bonuses were calculated taking into account the combined operating results of the 16-week predecessor period ended January 22, 2004 and the 36-week successor period ended October 1, 2004. Management bonuses for fiscal years 2004 and 2003 were calculated pursuant to our management incentive plan and were based on three factors: (1) EBITDA as adjusted for purposes of calculating management bonuses; (2) a measure of cash generated by operations; and (3) individual goals that were customized for each participating member of management. The weight given to each of these factors varied for each person. Generally, for our officers, equal weight was given to the first two factors, and the third factor was not applicable. For our other members of management, equal weight was given to each of the three factors described above. Management bonuses for fiscal years 2004 and 2003 were not based on profitability as measured by net income and therefore the management bonus for fiscal year 2004 was payable even though we had a $4.6 million net loss for the 16-week period ended January 22, 2004. Management bonuses for fiscal years 2004 and 2003 were paid in cash. EBITDA as adjusted for purposes of calculating management bonuses is equal to EBITDA for the fiscal year adjusted to exclude the impact of certain

Management's discussion and analysis of financial condition and results of operations non-recurring or non-cash charges as determined in our management incentive plan for the fiscal year. EBITDA for purposes of calculating management bonuses for fiscal year 2004 was $55.0 million compared to $48.5 million in fiscal year 2003. For each of these fiscal years the non-recurring or non-cash charges that were excluded are the same as the items described in footnote 5 in "Summary financial data." We are presenting EBITDA as adjusted for purposes of calculating management bonuses here to help investors understand how our management bonuses were calculated, and not as a measure to be used by investors to evaluate our operating results or liquidity.

LIQUIDITY AND CAPITAL RESOURCES

Overview

Our liquidity is affected by many factors, some of which are based on normal ongoing operations of our business and others that are related to uncertainties in the markets in which we compete and other global economic factors. We have historically financed, and intend to continue to finance, our capital and working capital requirements, including debt service and internal growth, through a combination of cash flows from our operations and borrowings under our senior credit facilities.

As of December 30, 2005, we had availability of $35.5 million under the revolver under our senior credit facilities. We believe that cash and cash equivalents on hand, cash expected to be generated from operations and borrowing capability under our senior credit facilities will be sufficient to meet our currently anticipated cash requirements during the remainder of fiscal year 2006. Thereafter, our ability to fund our cash requirements and to comply with the financial covenants under our debt agreements will depend on our results of future operations, performance and cash flows and will be subject to uncertainties in the markets in which we compete and other factors, many of which are beyond our control.

Historical operating, financing and investing activities

As of December 30, 2005, we had cash equivalents of $16.8 million compared to $26.5 million as of
September 30, 2005 and $40.5 million as of October 1, 2004. Cash balances in excess of operating requirements are invested daily in overnight U.S. Government securities.

Operating Activities.    In the first quarter of fiscal year 2006, we funded our operating activities through cash generated internally. Net cash provided by operating activities was $0.2 million for the first quarter of fiscal year 2006, compared to $10.2 million for the first quarter of fiscal year 2005. The $10.0 million decrease in net cash provided by operating activities for the first quarter of fiscal year 2006 compared to the first quarter of fiscal year 2005 was primarily due to the reductions in advanced payments from customers due to increased shipments in the first quarter of fiscal year 2006 for sales contracts in which we had previously received advanced payments, and reductions in accounts payable due to the timing of payments on supplier invoices. Working capital of $57.4  million at December 30, 2005 was $8 million lower than the working capital balance of $65.4 million at September 30, 2005 due primarily to the $7 million in cash used to pay a portion of a $17 million special cash dividend to holders of our common stock on December 15, 2005.

In fiscal year 2005, we funded our operating activities through cash generated internally. For fiscal year 2005, net cash provided by operating activities was $31.3 million compared to $18.8 million for fiscal year 2004. The $12.5 million increase in net cash from operating activities for fiscal year 2005 compared to fiscal year 2004 was primarily due to higher net income, excluding non-cash charges, in fiscal year 2005. The fiscal year 2005 cash flow increases from higher accrued expenses and accounts payable was essentially offset by increases in inventory. The increase in accrued expenses was primarily due to accruals for capital expenditures in connection with the relocation of the San Carlos facility to Palo Alto, California and employee bonus and incentive accruals. The increase in inventory, and related accounts payable, was due to expected increases in the volume of customer shipments in the first half of fiscal year 2006.

Working capital of $65.4 million at September 30, 2005 was $7.0 million lower than the working capital balance of $72.4 million at October 1, 2004. The primary reason for the reduction of working capital during fiscal year 2005 was the use of cash in fiscal year 2005 to pay for capital expenditures related to the relocation of the San Carlos facility to Palo Alto, California. Accounts receivable increased from $35.9 million, or 50 days

Management's discussion and analysis of financial condition and results of operations sales outstanding, at October 1, 2004, to $39.3 million, or 47 days sales outstanding, at September 30, 2005. The increase in accounts receivable was due to higher sales in the fourth quarter of fiscal year 2005 compared to the corresponding period of fiscal year 2004.

Cash provided by operating activities was $18.8 million for fiscal year 2004, compared to $34.5 million for fiscal year 2003. The $15.7 million decrease in net cash provided by operating activities for fiscal year 2004 compared to fiscal year 2003 is primarily due to merger and merger-related expenses incurred in fiscal year 2004 and changes in inventory, accounts payable and accrued expenses. The reduction in cash flow in fiscal year 2004 was due, in part, to more favorable changes in inventory, accounts payable and accrued expenses in fiscal year 2003 than 2004. Accounts receivable increased from $33.1 million, or 46 days sales outstanding, at October 3, 2003 to $35.9 million, or 50 days sales outstanding, at October 1, 2004. Sales were approximately the same in the fourth quarters of fiscal years 2003 and 2004, with the increase due to lower collections in the fourth quarter of fiscal year 2004 compared to the corresponding period of fiscal year 2003.

Investing Activities. For the first quarter of fiscal year 2006, net cash used in investing activities was $2.9 million compared to $19.9 million for the first quarter of fiscal year 2005. Investing activities for the first quarter of fiscal year 2006 were for capital expenditures, including $2.2 million for capital equipment, building and land lease improvements related to the relocation of our Eimac division from the San Carlos, California facility to our Palo Alto, California and Mountain View, California facilities. Investing activities for the first quarter of fiscal year 2005 included $18.7 million for the purchase price for Econco and $1.2 million for capital expenditures, including $0.8  million for capital equipment, building and land lease improvements related to the relocation of our Eimac division.

For fiscal year 2005, net cash used in investing activities was $35.7 million compared to $103.9 million for fiscal year 2004. Investing activities for fiscal year 2005 include $18.3 million for the purchase of Econco and $17.1 million for capital expenditures, including $13.1 million for capital equipment, building and land lease improvements related to the relocation of the San Carlos facility to Palo Alto, California and Mountain View, California. We funded the purchase of Econco out of cash on hand from operations and funded our capital expenditures out of cash flows from operations and the $13.5 million advance payment received in connection with the pending sale of our San Carlos facility.

Investing activities for fiscal year 2004 consist primarily of the purchase of our predecessor in connection with our January 2004 merger. Net cash used in investing activities was $103.9 million for fiscal year 2004, compared to $2.9 million in fiscal year 2003. Net cash used in investing activities for fiscal year 2004 included $113.1 million used to acquire our predecessor, which was offset by the receipt of $13.5 million as an advance payment for the sale of our San Carlos property. Investment in property, plant and equipment for fiscal year 2004 was similar to such investment in fiscal year 2003.

Financing Activities. For the first quarter of fiscal year 2006, net cash used in financing activities was $7.0  million compared to net cash used in financing activities of $3.9 million for the first quarter of fiscal year 2005. On December 15, 2005, we entered into Amendment No. 3 to our senior credit facilities. The amendment increased the commitments under our term loan facility by $10 million, and we borrowed an additional $10 million thereunder. In addition, among other things, the amendment (1) permitted Communications & Power Industries to pay a dividend (not to exceed $20 million) to us to fund a dividend by us to our stockholders, (2) amends the definition of Excess Cash Flow in our senior credit facilities to decrease Excess Cash Flow for Communications & Power Industries' fiscal year 2006 by the excess of the amount of the dividend described in clause (2) over the gross proceeds of the $10 million additional borrowing, and (3) permits us to use up to $70 million of the proceeds of the first equity issuance by us to repurchase or redeem our floating rate senior notes or Communications & Power Industries' 8% senior subordinated notes.We used the proceeds of the additional term loan borrowing to fund a portion of a special cash dividend of $17 million paid to the holders of our common stock on December 15, 2005. The remainder of the dividend was financed from cash on hand. Financing activities for the first quarter of fiscal year 2005 consisted primarily of a $3.9 million required annual repayment on the term loan.

For fiscal year 2005, net cash used in financing activities was $9.6 million compared to net cash provided by financing activities of $105.7 million for fiscal year 2004. In fiscal year 2005, we issued $80 million in aggregate

Management's discussion and analysis of financial condition and results of operations principal amount of floating rate senior notes for net proceeds of $75.7 million (net of $3.5 million of debt issuance costs and a discount of $0.8 million). We used the net proceeds of this offering to make a $75.8 million distribution to our stockholders. In addition, we made $3.9 million of required annual principal repayments and an optional principal prepayment of $5.7 million under the term loan under our senior credit facilities. Future mandatory payments under our term loan consist of scheduled payments, of which there are no more required until 2009, and payments within 90 days after the end of each fiscal year based on a calculation of Excess Cash Flow (ECF) for the fiscal year as defined in our senior credit facilities, multiplied by a factor of 25%, 50% or 75% depending on the leverage ratio at the end of the fiscal year, less optional prepayments made during the fiscal year. Primarily as a result of the optional $5.7 million prepayment we made earlier in 2005, no ECF prepayment was due with respect to fiscal year 2005.

Net cash provided by financing activities was $105.7 million for fiscal year 2004, compared to net cash used in financing activities of $0.5 million for fiscal year 2003. In fiscal year 2004, in connection with the merger, we received $100 million (before expenses) from the issuance of common stock to Cypress, issued $125 million of our 8% senior subordinated notes and borrowed $90 million under our senior credit facilities. We used aggregate cash proceeds of $315 million from these debt and equity issuances to extinguish $199 million of our predecessor's debt and preferred stock, satisfy $9.7 million in debt issue costs and pay the merger consideration to the predecessor's stockholders.

Long-term debt

On February 22, 2005, CPI International issued $80 million in principal amount of its floating rate senior notes. The floating rate senior notes were issued at a 1% discount; the gross cash proceeds from the issuance of floating rate senior notes were $79.2 million. The proceeds from the issuance of the floating rate senior notes were used to make a distribution of approximately $75.8 million to our stockholders and to pay fees and expenses of approximately $3.5 million associated with the issuance of the floating rate senior notes. See ‘‘Description of certain indebtedness—Floating Rate Senior Notes due 2015 of CPI International.’’

On January 23, 2004, in connection with the merger, Communications & Power Industries issued $125 million in aggregate principal amount of its 8% senior subordinated notes. The proceeds of the 8% senior subordinated notes were used to pay the merger consideration and retire existing debt. See ‘‘Description of certain indebtedness—8% Senior Subordinated Notes due 2012 of Communications & Power Industries.’’

Our senior credit facilities, under which Communications & Power Industries is the borrower, as amended on December 15, 2005, provide for financing of up to $130 million consisting of (1) a $90 million term loan facility with a maturity date in July 2010, and (2) a $40.0 million revolving credit facility with a maturity date in January 2010. The revolving credit facility includes borrowing capacity available for letters of credit. Upon specified conditions, Communications & Power Industries may seek commitments for up to $65 million in additional term loans under our senior credit facilities. See ‘‘Description of certain indebtedness—Senior Credit Facilities of Communications & Power Industries.’’

Covenant compliance

Our ability to continue to operate depends, among other things, on our continued access to capital, including credit under our senior credit facilities. These credit facilities, along with the indentures governing the floating rate senior notes and the 8% senior subordinated notes, contain certain restrictive covenants. Continued access to our senior credit facilities is subject to remaining in compliance with the covenants thereunder.

Our senior credit facilities contain the following financial covenant ratio tests:

a maximum total leverage ratio;

a minimum interest coverage ratio; and

a minimum fixed charge coverage ratio.

The following table summarizes these financial covenant calculations for CPI International and Communications & Power Industries as of September 30,  2005.

Management's discussion and analysis of financial condition and results of operations

	Communications & Power Industries		CPI International
	(dollars in thousands)
Consolidated EBITDA(a)	$66,423		$66,423
Consolidated Indebtedness(b)	$178,522		$258,489
Leverage Ratio(c)	2.69	x	3.89	x
Maximum Leverage Ratio(d)	4.65	x	5.75	x
Consolidated Interest Expense(e)	$14,535		$18,975
Interest Coverage Ratio(f)	4.57	x	3.50	x
Minimum Interest Coverage Ratio(g)	2.50	x	2.00	x
Fixed Charge Coverage Ratio(h)	3.32	x	2.55	x
Minimum Fixed Charge Coverage Ratio(i)	1.20	x	1.00	x

(a)

Consolidated EBITDA is computed pursuant to the formulas set forth in our senior credit facilities. A computation of Consolidated EBITDA as determined under our senior credit facilities is set forth below.

(b)

Consolidated Indebtedness represents the consolidated debt of Communications & Power Industries and CPI International, as defined for purposes of our senior credit facilities.

(c)

Leverage Ratio is the ratio of Consolidated Indebtedness to Consolidated EBITDA.

(d)

This represents the maximum permissible Leverage Ratio. The maximum permissible Leverage Ratio for Communications & Power Industries and CPI International decline over time until 2009, when the applicable maximum ratios will be 3.00 to 1 and 4.40 to 1, respectively.

(e)

Consolidated Interest Expense represents the consolidated interest expense of Communications & Power Industries and CPI International, as defined for purposes of our senior credit facilities.

(f)

Interest Coverage Ratio is the ratio of Consolidated EBITDA to Consolidated Interest Expense.

(g)

This represents the minimum permissible Interest Coverage Ratio. The minimum permissible Interest Coverage Ratio for Communications & Power Industries and CPI International increase over time until 2008, when the applicable minimum ratios will be 3.00 to 1 and 2.25 to 1, respectively.

(h)

Fixed Charge Coverage Ratio is the ratio of Consolidated EBITDA less the sum of capital expenditures paid in cash (excluding capital expenditures related to the relocation of our San Carlos facility) and income taxes paid in cash to the sum of Consolidated Interest Expense and principal amounts of regularly scheduled amortization payments of indebtedness.

(i)

This represents the minimum permissible Fixed Charge Coverage Ratio. The minimum permissible Fixed Charge Coverage Ratio for Communications & Power Industries will not increase. The minimum permissible Fixed Charge Coverage Ratio for CPI International increases over time until 2007, when the applicable minimum will be 1.10 to 1.

Consolidated EBITDA is used to determine compliance with many of the covenants contained in our senior credit facilities. Consolidated EBITDA and all of its component elements are defined in our debt agreements and include non-GAAP measures. Consolidated EBITDA is defined as EBITDA further adjusted to exclude unusual items, non-cash items and other adjustments permitted in calculating covenant compliance under our senior credit facilities, as shown in the table below.

Consolidated EBITDA as calculated under our senior credit facilities for the 2005 fiscal year is as follows (dollars in thousands):

EBITDA(a)	$57,297
Inventory write-up(b)	351
Compensation expense from performance-based stock options(c)	6,985
Move-related expenses(d)	1,790
Consolidated EBITDA	$66,423

(a)

For a reconciliation of net (loss) income to EBITDA for fiscal year 2005, see footnote 7 in ‘‘Selected financial data.’’

(b)

Represents a non-cash charge related to purchase accounting for the acquisition of Econco.

(c)

Represents a non-cash charge related to performance-based stock options, including $2,820 from the acceleration of vesting of performance-based stock options that were expected to vest in ﬁscal years 2006, 2007 and 2008 assuming that the performance criteria would have been achieved.

(d)

Represents expenses and move-related inefﬁciencies related to the relocation of our Eimac division from our San Carlos, California facility to our Palo Alto, California and Mountain View, California facilities.

Management's discussion and analysis of financial condition and results of operations

Events beyond our control may affect our ability to comply with the covenant ratios described above as well as the other covenants in our senior credit facilities. Any breach of the covenants in our senior credit facilities could result in a default and could trigger acceleration of (or the right to accelerate) the amounts owing under our senior credit facilities. Because of cross-default provisions in the agreements and instruments governing our indebtedness, a default under our senior credit facilities could result in a default under, and the acceleration of, our other indebtedness. In addition, the lenders under our senior credit facilities could proceed against the collateral securing that indebtedness. If the indebtedness under our senior credit facilities were to be accelerated, our ability to operate our business would be materially impaired.

We are currently in compliance with the covenants under the indentures governing our floating rate senior notes, 8% senior subordinated notes and senior credit facilities, and we expect to remain in compliance with those covenants throughout fiscal 2006.

Dividends from Communications & Power Industries to CPI International

For fiscal year 2005, Communications & Power Industries paid $4.1 million of cash dividends to us to fund cash interest payments of $3.1 million on the floating rate senior notes and to make a $1.0 million deposit as collateral on our interest rate swap (see ‘‘—Quantitative and Qualitative Disclosures About Market Risk—Interest rate risk’’). Our future ability to make semi-annual cash interest payments on our floating rate senior notes and pay any principal and related obligations will depend on Communications & Power Industries' ability to make dividends to us in the amounts necessary for such payments. Our senior credit facilities prohibit Communications & Power Industries from making distributions to us unless there is no default under our senior credit facilities and we and Communications & Power Industries satisfy the leverage ratio tests described above.

The indenture governing Communications & Power Industries' 8% senior subordinated notes prohibits Communications & Power Industries from making distributions to us unless:

There is no default under the indenture.

The ratio of Communications & Power Industries' Consolidated Cash Flow (as defined in the indenture) for the most recent four quarters to Communications & Power Industries' Consolidated Interest Expense (as defined in the indenture) for the same period is at least 2 to 1. As of September 30, 2005, the ratio of Communications & Power Industries' Consolidated Cash Flow for the most recent four quarters to Communications & Power Industries' Consolidated Interest Expense was 4.57 to 1.

The amount of the proposed dividend plus all previous Restricted Payments (as defined in the indenture) does not exceed the aggregate contractual limit on Restricted Payments, which is based on one-half of the aggregate Consolidated Net Income of Communications & Power Industries since the date of the issuance of the 8% senior subordinated notes, the amount of certain capital contributions and certain other items. In addition, the indenture permits up to $10 million of additional Restricted Payments outside of the contractual limit described in the preceding sentence.

San Carlos Facility

In February 2003, we entered into an agreement to sell the land and close our facilities located in San Carlos, California. The purchase price is $23.8 million. Under the sale agreement, the buyer has paid us a $13.0 million deposit on the purchase price, which we are using to defray the costs of moving our San Carlos facility to our Palo Alto, California and Mountain View, California facilities. The $13.0 million deposit is nonrefundable unless we breach the sale agreement.

The closing of the sale is subject to a number of conditions, including the requirement that we vacate our facilities and obtain regulatory closure of certain permitted equipment located on the property. Although there can be no assurance that the sale of the San Carlos property will occur, we expect to close the sale of the property in fiscal year 2007.

As of December 30, 2005, the San Carlos land and building was classified as held for use in property, plant and equipment and the advance payments from the sale of the property, aggregating $13.5 million, are classified as a long-term liability in the consolidated balance sheets. As of December 30, 2005, we had capitalized recoverable selling costs of $0.7 million relating to the sale of the San Carlos property and classified these amounts as other

Management's discussion and analysis of financial condition and results of operations long-term assets in the accompanying consolidated balance sheets. As of December 30, 2005, the San Carlos land and building had a net book value of $23.6 million, and the building continues to be depreciated over its remaining useful life. Based on current projections we do not expect to recognize a loss on the sale of the San Carlos property.

We used the $13.5 million of advance payments that we received to defray the capital expenditures and costs associated with moving our San Carlos facility to Palo Alto and Mountain View and for expenses relating to the sale of the property, which totaled $15.8 million in fiscal years 2004 and 2005. We expect additional capital expenditures and expenses associated with the move of approximately $7.5 million to $9.0 million in the aggregate in fiscal years 2006 and 2007, followed by closing of the sale and receipt from the buyer of a final payment of approximately $11 million in fiscal year 2007. However, there are a number of activities still to be completed on this project that could cause capital expenditures and costs related to the move to be higher than estimated and could delay the closing of the sale.

Capital Expenditures

Our continuing operations typically do not have large capital expenditure requirements, except for one-time projects that occur periodically, such as the current project to relocate our San Carlos facility. Capital expenditures are as follows (in millions):

	Fiscal Year			Quarter Ended
	2003	2004	2005	December 31, 2004	December 30, 2005
Capital expenditures excluding San Carlos move	$3.1	3.6	4.0	0.4	0.7
Capital expenditures related to San Carlos move	—	0.2	13.1	0.8	2.2
Total capital expenditures	$3.1	3.8	17.1	1.2	2.9

Capital expenditures are generally made to replace existing assets, increase productivity, facilitate cost reductions or meet regulatory requirements, and are generally funded from net cash provided by operating activities. The San Carlos move expenditures have been funded by the $13.0 million deposit on the purchase price received from the buyer of our San Carlos property. The relocation of the San Carlos facility is expected to be completed in fiscal year 2007, with additional capital expenditures of approximately $5 million in total expected in fiscal year 2006. Total capital expenditures for fiscal year 2006 are expected to be approximately $14 million, including approximately $5 million to complete the relocation of the San Carlos facility, $4 million for a proposed expansion of the Canadian facility to accommodate expected growth and $5  million for ongoing capital expenditures, all of which we expect to fund from cash provided by operating activities.

Contractual Obligations

The following table summarizes our significant contractual obligations at September 30, 2005 and the effect that such obligations are expected to have on our liquidity and cash flows in future periods (in thousands):

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Debt obligations	$285,000	—	—	80,000	205,000
Interest on debt obligations	161,649	23,534	46,832	43,630	47,653
Operating leases	8,331	1,303	1,881	1,488	3,659
Total cash obligations	$454,980	24,837	48,713	125,118	256,312
Standby letters of credit	$4,708	4,708	—	—	—

The above table assumes that interest rates in effect on December 30, 2005 remain constant for future periods and assumes a debt level based on mandatory repayments according to the contractual amortization schedule. Also, the above table excludes any optional prepayments.

The following table summarizes our significant contractual obligations at September 30, 2005 and the effect that such obligations are expected to have on our liquidity and cash flows in future periods, after giving effect to the $10 million increase in commitments under the term loan facility under our senior credit facilities that occurred

Management's discussion and analysis of financial condition and results of operations on December 15, 2005, and our additional borrowing thereunder, and assuming that the entire net proceeds that we receive from this offering is used to repay amounts owing under the term loan under our senior credit facilities (in thousands):

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Debt obligations	$
Interest on debt obligations
Operating leases
Total cash obligations	$
Standby letters of credit	$

The expected timing of payment amounts of the obligations in the above tables is estimated based on current information; timing of payments and actual amounts paid may be different.

Effect of this offering and the related transactions on results of operations, liquidity and capital resources; impact of future acquisitions

We expect that this offering and the related transactions will have the following effects on our future results of operations, liquidity and capital resources:

We will pay approximately $ million in one-time fees, premiums and expenses in connection with this offering and the related transactions, $ million of which are related to the offering and will be recorded as a reduction to additional paid-in capital.

As a public company, we expect to incur approximately $0.8 million to $1.3 million in incremental annual expenses, as a result of increased director and officer liability insurance premiums, expenses relating to stockholders' meetings, printing expenses, investor relations expenses, additional filing fees, registrar and transfer agent fees, independent directors' fees, additional legal and accounting fees, listing fees and miscellaneous fees.

We will use the net proceeds of this offering to redeem, repurchase or repay our indebtedness and satisfy associated premium costs, accrued interest and transaction costs. As a result, our outstanding indebtedness and our annual interest expense are expected to decrease. We may repay, repurchase or redeem term loan amounts outstanding under our senior credit facilities, our 8% senior subordinated notes, our floating rate senior notes, or some combination of the foregoing. We have not yet determined which indebtedness we will repay, repurchase or redeem and therefore cannot specify exactly how much our indebtedness and interest expense will decline.

If we were to use the entire net proceeds of this offering to repay the term loan under our senior credit facilities, our debt would decrease by $             million. In that case, based on the interest rates in effect as of             , we would expect that our interest expense would decrease by approximately $                 million per year. See "Use of proceeds" and "Capitalization."

If we were to use the entire net proceeds of this offering to repurchase or redeem our 8% senior subordinated notes at a price of     % plus accrued and unpaid interest, our debt would decrease by $             million. In that case, we would expect that our interest expense would decrease by approximately $             million per year. See "Use of proceeds" and "Capitalization."

If we were to use the entire net proceeds of this offering to repurchase or redeem our floating rate senior notes, our debt would decrease by $             million. In that case, based on the interest rates in effect as of             , we would expect that our interest expense would decrease by approximately $              million per year. See "Use of proceeds" and "Capitalization."

After this offering is completed, we intend to continue to explore potential strategic acquisitions in related products and technologies. Should we consummate an acquisition, we expect that our sales could grow at a

Management's discussion and analysis of financial condition and results of operations higher level than our historical organic growth in sales, and our net interest expense could increase as a result of incurring additional debt to finance the acquisition or using cash that could otherwise be used to reduce existing debt levels.

RECENT ACCOUNTING PRONOUNCEMENTS

In March 2004, the Emerging Issues Task Force (EITF) reached a consensus on Issue No. 03-01, ‘‘The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments’’ (EITF 03-01). EITF 03-01 provides guidance on other-than-temporary impairment models for marketable debt and equity securities accounted for under Statement of Financial Accounting Standards (SFAS) No. 115, ‘‘Accounting for Certain Investments in Debt and Equity Securities’’ and non-marketable equity securities accounted for under the cost method. The EITF developed a basic three-step model to evaluate whether an investment is other-than-temporarily impaired. The Financial Accounting Standards Board (FASB) issued EITF 03-01-1 in September 2004, which delayed the effective date of the recognition and measurement provisions of EITF 03-01. We do not expect the adoption of EITF 03-01 to have a material impact on our results of operations or financial condition.

In December 2004, the FASB issued SFAS No. 123 (revised 2004) ‘‘Share-Based Payments’’ (SFAS No. 123R). SFAS No. 123R requires entities to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and recognize the cost over the period during which an employee is required to provide service in exchange for the award. SFAS No. 123R eliminates the alternative method of accounting for employee share-based payments previously available under APB No. 25. We adopted SFAS No. 123R during the first quarter of fiscal year 2006, and its adoption did not have any impact on our results of operations or financial condition because we did not grant any awards of equity instruments during the first quarter of fiscal year 2006. In the future, we are expecting to grant awards of equity instruments, and we will recognize compensation expense in the income statement based on the grant-date fair value of such awards.

In November 2004, the FASB issued SFAS No. 151, ‘‘Inventory Costs—an amendment of ARB No. 43, Chapter 4’’, which is the result of the FASB's project to reduce differences between U.S. and international accounting standards. SFAS No. 151 requires idle facility costs, abnormal freight, handling costs, and amounts of wasted materials (spoilage) be treated as current-period costs. Under this concept, if the costs associated with the actual level of spoilage or production defects are greater than the costs associated with the range of normal spoilage or defects, the difference would be charged to current-period expense, not included in inventory costs. We adopted SFAS No. 151 during the first quarter of fiscal year 2006, and its adoption did not have a significant impact on our results of operations or financial condition.

In December 2004, the FASB issued SFAS No. 153, ‘‘Exchanges of Nonmonetary Assets,’’ (SFAS No. 153) an amendment of APB Opinion No. 29. SFAS No. 153 addresses the measurement of exchanges of nonmonetary assets and redefines the scope of transactions that should be measured based on the fair value of the assets exchanged. We adopted SFAS No. 153 during the first quarter of fiscal year 2006, and its adoption did not have a significant impact on our results of operations or financial condition.

In March 2005, the FASB issued Interpretation No. 47, ‘‘Accounting for Conditional Asset Retirement Obligations,’’ which clarifies that an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value can be reasonably estimated even though uncertainty exists about the timing and (or) method of settlement. We are required to adopt Interpretation No. 47 by the end of fiscal year 2006. We do not expect the implementation of Interpretation No. 47 to have a significant impact on our results of operations or financial condition.

In May 2005, the FASB issued SFAS No. 154, ‘‘Accounting Changes and Error Corrections.’’ SFAS No. 154 replaces APB Opinion No. 20, ‘‘Accounting Changes,’’ and SFAS No. 3, ‘‘Reporting Accounting Changes in Interim Financial Statement,’’ and changes the requirements for the accounting for and reporting of a change in accounting principle. We are required to adopt SFAS No. 154 for accounting changes and error corrections in

Management's discussion and analysis of financial condition and results of operations fiscal year 2007. Our results of operations and financial condition will only be impacted by SFAS No. 154 if we implement changes in accounting principle that are addressed by the standard or correct accounting errors in future periods.

In June 2005, the FASB issued a FASB Staff Position (FSP) interpreting FASB Statement No. 143, ‘‘Accounting for Asset Retirement Obligations,’’ specifically FSP 143-1, ‘‘Accounting for Electronic Equipment Waste Obligations’’ (FSP 143-1). FSP 143-1 addresses the accounting for obligations associated with Directive 2002/96/EC (Directive), Waste Electrical and Electronic Equipment, which was adopted by the European Union (EU). The FSP provides guidance on how to account for the effects of the Directive but only with respect to historical waste associated with products placed on the market on or before August 13, 2005. FSP 143-1 is effective the later of the first reporting period ending after June 8, 2005, or the date of the adoption of the law by the applicable EU-member country. The adoption of FSP 143-1 did not have a material impact on our results of operations or financial condition.

In June 2005, the EITF reached a consensus on Issue No. 05-06, ‘‘Determining the Amortization Period for Leasehold Improvements’’ (EITF 05-06). EITF 05-06 provides guidance for determining the amortization period used for leasehold improvements acquired in a business combination or purchased after the inception of a lease, collectively referred to as subsequently acquired leasehold improvements. EITF 05-06 provides that the amortization period used for the subsequently acquired leasehold improvements is the lesser of (a) the subsequently acquired leasehold improvements' useful lives, or (b) a period that reflects renewals that are reasonably assured upon the acquisition or the purchase. EITF 05-06 is effective on a prospective basis for subsequently acquired leasehold improvements purchased or acquired in periods beginning after the date of the FASB's ratification, which was on June 29, 2005. We do not expect the adoption of EITF 05-06 to have a material impact on our results of operations or financial condition.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our consolidated financial statements are based on the selection and application of significant accounting policies. The preparation of these financial statements and application of these policies requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. However, we are not currently aware of any reasonably likely events or circumstances that would result in materially different results from current estimates.

We believe the following critical accounting policies are the most significant to the presentation of our financial statements and require the most subjective and complex judgments. These matters, and the judgments and uncertainties affecting them, are also essential to understanding our reported and future operating results. See Note 2 to our audited consolidated financial statements for a more comprehensive discussion of our significant accounting policies.

Revenue recognition

We generally recognize revenue upon shipment of product, following receipt of written purchase orders, when the price is fixed or determinable, title has transferred and collectibility is reasonably assured. Approximately 1% of our sales for our 2002-2005 fiscal years are based on the percentage of completion method of accounting where the sales value is determined on the basis of costs incurred and estimates of costs at completion, which require management estimates of future costs. Changes in estimated costs at completion over time could have a material impact on our operating results.

Inventory reserves

We assess the valuation of inventory and periodically write down the value for estimated excess and obsolete inventory based upon actual usage and estimates about future demand. The excess balance determined by this analysis becomes the basis for our excess inventory charge. Management personnel play a key role in our excess inventory review process by providing updated sales forecasts, managing product rollovers and working with

Management's discussion and analysis of financial condition and results of operations manufacturing to maximize recovery of excess inventory. If our estimates regarding demand are inaccurate or changes in technology affect demand for certain products in an unforeseen manner, we may incur losses or gains in excess of our established markdown reserve that could be material.

Management also reviews the carrying value of inventory for lower of cost or market on an individual product or contract basis. A loss reserve is charged to cost of sales if the estimated product cost or the contract cost at completion is in excess of net realizable value (selling price less estimated cost of disposal). If the actual contract cost at completion is different than originally estimated, then a loss or gain provision adjustment would be recorded that could have a material impact on our operating results.

Product warranty

Our products are generally warranted for a variety of periods, typically one to three years or a predetermined product usage life. A provision for estimated future costs of repair, replacement or customer accommodations is reflected in the consolidated financial statements included in this prospectus. We assess the adequacy of our preexisting warranty liabilities and adjust the balance based on actual experience and changes in future expectations. The determination of product warranty reserves requires us to make estimates of product return rates and expected cost to repair or replace the products under warranty. If actual repair and replacement costs differ significantly from our estimates, then adjustments to recognize additional cost of sales may be required.

Business combination

In January 2004, as a result of our merger, assets acquired and liabilities assumed by the successor company were adjusted to reflect fair value, and the excess of the purchase price over the fair value was recorded as goodwill. We recorded goodwill of $140 million as a result of the merger. Accounting for business combinations requires the allocation of purchase price to identifiable tangible and intangible assets and liabilities based upon their fair value. The allocation of purchase price is a matter of judgment and requires the use of estimates and fair value assumptions. The allocation of purchase price to finite-lived assets can have a significant impact on operating results because finite-lived assets are depreciated or amortized over their remaining useful lives.

Recoverability of long-lived assets

We assess the recoverability of the carrying value of goodwill and other intangible assets with indefinite useful lives at least annually or whenever events or changes in circumstances indicate that the carrying amount of the asset may not be fully recoverable. Recoverability of goodwill is measured at the reporting unit level (our six divisions) based on a two-step approach. First, the carrying amount of the reporting unit is compared to the fair value as estimated by the future net discounted cash flows expected to be generated by the reporting unit. To the extent that the carrying value of the reporting unit exceeds the fair value of the reporting unit, a second step is performed, wherein the reporting unit's assets and liabilities are valued. The implied fair value of goodwill is calculated as the fair value of the reporting unit in excess of the fair value of all non-goodwill assets and liabilities allocated to the reporting unit. To the extent the reporting unit's carrying value of goodwill exceeds its implied fair value, impairment exists and must be recognized. This process requires the use of discounted cash flow models that utilize estimates of future revenue and expenses as well as the selection of appropriate discount rates. There is inherent uncertainty in these estimates, and changes in these factors over time could result in an impairment charge.

At December 30, 2005, September 30, 2005 and October 1, 2004, the carrying amount of goodwill and other intangible assets, net was $223 million, $223 million and $218 million, respectively. As of December 30, 2005, no significant changes in the underlying business assumptions or circumstances that drive the impairment analysis led us to believe that goodwill might have been impaired. We will continue to evaluate the need for impairment if changes in circumstances or available information indicate that impairment may have occurred, and at least annually in the fourth quarter.

At December 30, 2005, September 30, 2005 and October 1, 2004, the carrying amount of property, plant and equipment was $85 million, $84 million and $70 million, respectively. We assess the recoverability of property, plant and equipment to be held and used by a comparison of the carrying amount of an asset or group of assets to the future net undiscounted cash flows expected to be generated by the asset or group of assets. If such assets are considered impaired, then the impairment recognized is measured as the amount by which the carrying

Management's discussion and analysis of financial condition and results of operations amount of the assets exceeds the fair value of the assets. This process requires the use of cash flow models that utilize estimates of future revenue and expenses. There is inherent uncertainty in these estimates, and changes in these factors over time could result in an impairment charge.

A prolonged general economic downturn and, specifically, a prolonged downturn in the defense, communications or medical markets, or technological changes, as well as other market factors could intensify competitive pricing pressure, create an imbalance of industry supply and demand, or otherwise diminish volumes or profits. Such events, combined with changes in interest rates, could adversely affect our estimates of future net cash flows to be generated by our long-lived assets. Consequently, it is possible that our future operating results could be materially and adversely affected by additional impairment charges related to the recoverability of our long-lived assets.

Accounting for stock-based compensation

Since our adoption of SFAS 123R in the first quarter of fiscal year 2006, we have not granted any stock-based awards. However, we do expect to grant stock-based awards in the future. Under the provisions of SFAS No. 123R, stock-based compensation cost is estimated at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period of the award. Determining the appropriate fair-value model and calculating the fair value of stock-based awards at the grant date requires considerable judgment, including estimating stock price volatility, expected option life and forfeiture rates. We will develop our estimates based on historical data and market information that can change significantly over time. A small change in the estimates used can have a relatively large change in the estimated valuation.

For stock options granted prior to our adoption of SFAS 123R, we recorded deferred stock-based compensation to the extent the fair value of the underlying common stock exceeded the exercise price at the measurement date. We granted both stock options with vesting over time (time options) as well as stock options that vest upon the performance of certain goals (performance options). As of September 30, 2005, all performance options were fully vested.

Since our common stock has not been publicly traded, and therefore does not have a quoted market price, we compute an estimated market price of our stock based on valuation techniques for determining the fair value of closely held stock. On the closing date of each fiscal quarter, we have performed a contemporaneous valuation of the fair value of common stock.

We did not record stock-based compensation expense for time options because the estimated fair value of common stock was equal to or higher than the option exercise price at the option grant dates. We recorded $7.0 million of stock-based compensation expense for performance options in fiscal year 2005, in part due to the acceleration of the vesting of those options.

The valuation techniques used for determining the fair value of stock of a privately owned company requires making complex and subjective judgments. We have used a methodology that weights the income approach and the market approach to measure the fair value of our capital stock. The income approach involves applying appropriate discount rates to estimated cash flows that are based on a forecast of revenue and costs. Our revenue forecasts are based on expected annual growth rates for each of our divisions and are consistent with our business plans. The market approach uses multiples of sales, gross profit, earnings before interest, taxes, depreciation and amortization, and earnings before income taxes based on an analysis of multiples of publicly traded companies in the same or similar lines of businesses with similar economic factors. There is inherent uncertainty in these estimates.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We do not use market risk sensitive instruments for trading or speculative purposes.

Interest rate risk

Our exposure to market risk for changes in interest rates relates primarily to our long-term debt and our investment in overnight government securities.

We have variable rate debt that comprises a $90 million term loan due in 2010 under our senior credit facilities and $80 million in floating rate senior notes. Our variable rate debt is subject to changes in the prime rate and

Management's discussion and analysis of financial condition and results of operations the LIBOR rate. We entered into an interest rate swap contract with a notional amount of $80.0 million to effectively convert our floating rate senior notes to a fixed rate of 9.9% through the swap maturity date in January 2008. We also have $125 million of fixed rate 8% senior subordinated notes.

We performed a sensitivity analysis to assess the potential loss in future earnings that a 10% increase in interest rates over a one-year period would have on the variable rate $90 million term loan under our senior credit facilities. The impact was determined based on the hypothetical change from the end of period market rates over a period of one year and results in a net decrease of future annual earnings of approximately $0.4 million.

Foreign currency exchange risk

Although the majority of our revenue and expense activities are transacted in U.S. dollars, we do transact business in foreign countries. Our primary foreign currency cash flows are in Canada and several European countries. We have limited market risk exposure from foreign currency financial instruments. The functional currency for all of our foreign subsidiaries is the U.S. Dollar. Most sales contracts are in U.S. Dollars, and foreign sales entities purchase inventory from our North American manufacturing operations. Our Canadian manufacturing operation purchases large quantities of different high power microwave devices from our U.S. manufacturing operations. Gains or losses resulting from the translation into U.S. dollars of amounts denominated in foreign currencies are included in the determination of net income or loss. We limit our foreign currency translation exposure primarily through natural hedging (offsetting foreign currency payables with foreign currency receivables). These efforts reduce, but do not eliminate, the impact of foreign currency movements on our financial results.

In an effort to reduce our foreign currency exposure to Canadian dollar denominated expenses, we entered into Canadian dollar forward contracts to hedge the Canadian dollar denominated costs for our manufacturing operation in Canada. Net income includes recognized gains from foreign currency forward contracts of $0.4 million for the first quarter of fiscal year 2006 and $1.3 million and $20,000 for fiscal years 2005 and 2004, respectively. As of December 30, 2005, we had outstanding forward contract commitments to purchase Canadian dollars for an aggregate U.S. notional amount of $5.0 million. The last forward contract expires on March 10, 2006. At December 30, 2005, the fair value of unrealized foreign currency forward contracts was $0.8 million, and the unrealized gain was approximately $0.8 million, net of related tax expense. We anticipate recognizing the entire unrealized gain in operating earnings within the next six months.

Business

SUMMARY

We are a leading provider of microwave and radio frequency (RF) products for critical defense, communications, medical, scientific and other applications. Our products include high power microwave amplifiers, satellite communications amplifiers, medical x-ray imaging subsystems, and other related products. Our products enable the generation, control and transmission of high power and high frequency microwave and RF signals.

Our products are critical elements of high priority U.S. and foreign military programs and platforms such as the U.S. Navy's Aegis surface combat vessels (the DDG-51 class destroyers and the CG-47 cruisers), the ALE-50(V) Advanced Airborne Towed Decoy, the MK-234 NULKA Off-board Active Decoy, the Patriot missile air defense system, F-16 and F/A-18 E/F aircraft, Active Denial (a new device that uses microwave energy to deter unfriendly personnel) and high power military radar systems. Defense applications of our products include transmitting and receiving radar signals for locating and tracking threats, weapons guidance and navigation, transmitting decoy and jamming signals for electronic warfare and transmitting signals for satellite communications. We are one of three companies in the U.S. that have the facilities and expertise to produce a broad range of high power microwave products to the demanding specifications required for these advanced military applications. In fiscal year 2005, we derived approximately 50% of our sales from U.S. and foreign government customers. The U.S. Government is our only customer that accounted for more than 10% of our revenues in the last three fiscal years.

In addition to our strong presence in defense applications, we have successfully applied our key technologies to commercial end markets, including communications, medical, industrial and scientific applications, which provides a diversified base of sales. In the communications market, we provide microwave amplifiers for satellite communication uplinks for broadcast, video, voice and data transmission. In the medical market, we supply amplifiers used in radiation oncology treatment systems primarily to Varian Medical Systems, Inc., with whom we have a long-standing, sole provider relationship. We also supply x-ray generators, subsystems, software and user interfaces for diagnostic imaging systems, a dynamic, high-technology market where we continue to experience significant growth.

The founders of our business invented the klystron, a device that is still a foundation of modern high power microwave applications. Today, we continue to develop higher power, wider bandwidth and higher frequency microwave products that enable significant technological advances for our defense and commercial customers. In fiscal year 2005, we generated approximately 58% of our total sales from products for which we believe we are the sole provider to our customers. The majority of our products have an average life of between 3 and 7 years and require replacement after that time. We estimate that approximately 50% of our total sales are generated from recurring sales of replacements, spares and repairs, including upgraded replacements for existing products. We regularly work with our customers to create upgraded products with enhanced bandwidth, power and reliability. Our installed base of products on over 300 systems and our sole provider positioning on high-profile U.S. military and commercial programs provide us with a reputation and market visibility that we believe will help us generate profitable future sales growth.

Our sales have increased by a compound annual growth rate (CAGR) of 8.5% since fiscal year 2002, with 7.1% organic growth. In fiscal year 2005, we generated total sales of $320.7 million, EBITDA of $57.3 million and net income of $13.7 million.

Business

INDUSTRY TRENDS

We believe the following industry trends will favorably impact demand for our products:

Increasing importance of military communications.    Satellite communication is a critical element of the DoD's plans to transform military communications to supply real time, high data-rate communications, intelligence and battlefield information to the front-line soldier. The U.S. Government currently has several significant defense-related satellite communications programs in various stages of development and production as part of its military satellite communications, Global Information Grid and Transformational Communication Systems initiatives. DoD investments in military satellite communications are expected to be more than $30 billion through 2024. The specific initiatives include the Warfighter Information Network — Tactical (WIN-T), Mobile User Objective System (MUOS), U.S. Air Force's Transformational Satellite Communications System (TSAT), Advanced Extremely High Frequency (AEHF), and Wideband Gapfiller Satellite (WGF) initiatives, among others. In addition to satellite communications, the military is also expanding its use of over-the-horizon, microwave-based communication systems that enable the transmission of voice, video and data over hundreds of miles without the use of a satellite, making these systems an efficient alternative to satellite-based communications and providing significantly enhanced coverage over traditional line-of-sight communications. These new military initiatives all demand high power, high frequency systems to transmit increasingly large quantities of video and data to an expanding variety of user interfaces, at the highest possible data rates.

High power microwave initiatives.    The DoD is increasingly exploring high power microwave devices for a growing number of new weapon systems. These applications include a variety of directed energy systems to disable or destroy the enemy's electronic systems or deter unauthorized personnel from approaching high value targets and/or control unruly crowds. In addition, the recent proliferation of terrorist and insurgent groups and their use of non-traditional weapons has led the DoD to explore technologies that can disable or destroy these weapons. We believe road-side bombs and other IEDs were responsible for approximately 30% of the U.S.-led coalition fatalities in Iraq as of January 31, 2006. High power microwave technology has shown significant promise as a means of destroying or disabling road-side bombs and other IEDs, and we expect that the DoD will actively pursue the use of high power microwave devices in this area.

Continued reliance on advances in microwave technology in military applications.     Microwave technology is a core technology for all of the U.S. military's radar and electronic warfare capabilities. Microwave technology advances are key to capability improvements in new platforms but are even more significant in improving the capability of existing platforms. For existing platforms, improvements in microwave technology—replacing existing components with upgraded components—can be a cost-effective means of improving capability with minimal redesign cost. Even in a potentially challenging budgetary environment for new weapons platforms, we expect that the DoD will continue to focus on improving radar and electronic warfare capabilities on existing platforms.

Consolidation of government suppliers.    Government customers are increasingly consolidating their base of suppliers and seeking to purchase complete systems and solutions, rather than individual components. As a result, vendors offering more integrated products should benefit from this trend and become further entrenched with government customers.

Resurgence of global demand for commercial satellite-based broadband communication and data transmission equipment.    There has been a general resurgence in the demand for and importance of satellite communications, and a significant improvement in the bandwidth and data-carrying capacity of the various underlying technologies, making commercial and government use of satellite communications more prevalent and cost effective. Renewed demand for commercial satellite capacity is being driven by decreases in the costs of broadband satellite communication technology and services and the need to support growing requirements for advanced communications and broadcast services (internet, direct-to-home broadcast, high-definition television and multimedia). As demand

Business

continues to grow, we believe the demand for the ground-based infrastructure required to provide these services, including microwave-based satellite uplink products, will also expand.

Growth of radiation therapy in cancer treatment and diagnostic imaging applications for our products.    The U.S. market for radiotherapy equipment is projected to grow at a CAGR of 9.3% between 2004 and 2009. Our major customer for our cancer treatment products is Varian Medical Systems. Orders for Varian Medical Systems' Oncology Systems business increased at a CAGR of 16.4% between 2002 and 2005, and we believe this business will continue to grow in the future. Varian Medical Systems has introduced a number of advances in its radiation therapy equipment, which we believe will continue to fuel demand for its products. Among those advances is image guided radiation therapy (IGRT), which incorporates an On-Board Imager™ accessory that makes it possible for the equipment to track and target tumors more accurately. This advance makes it possible to concentrate higher doses of radiation into tumors while better protecting the surrounding healthy tissue. The On-Board Imager™ accessory contains an x-ray imaging system that uses our x-ray generator and has therefore created a new and incremental application for our x-ray generator products.

Our x-ray generator business has enjoyed strong growth in the last several years, as we have developed new products to satisfy increasingly demanding requirements in diagnostic imaging applications. Sales of our x-ray imaging products have grown at a CAGR of 18.4% from fiscal year 2002 through fiscal year 2005. A portion of this growth stems from orders from larger imaging systems original equipment manufacturers (OEMs) who have outsourced certain of their x-ray generator requirements to us. In addition to our existing contract to provide x-ray generators to Philips Medical Systems, we have, within the last 18 months, won the bid for three new x-ray generation outsourcing contracts from GE Medical Systems. We believe that this outsourcing trend is likely to continue, and that it will provide additional opportunities for us.

Increased replacement parts, upgrades and spares needed to support aging military platforms.    Budget restrictions over the past decade have limited the U.S. military's ability to replace or augment substantial portions of its platform inventory, including aircraft, vehicles and ships. According to the Congressional Budget Office of the United States Congress, between 1990 and 2004, the average age of many major platforms has steadily increased from between 7 and 22 years to between 13 and 29 years, depending on the platform. As military equipment ages, increased levels of replacement parts and upgrades of critical equipment are necessary, including components such as ours for radar and electronic warfare and communications systems.

COMPANY HISTORY

Russell and Sigurd Varian (the historical founders of our business) invented the klystron, which overcame then-existing limitations in electron device technology and made possible the generation, amplification and transmission of high-fidelity electronic signals at high power levels and high frequencies. The klystron was the first coherent microwave frequency amplifier to be used in radar and communications systems. The klystron's higher power and signal coherency capabilities provided more reliable communications over longer distances and improved the range and resolution capabilities of radars, thus providing better target discrimination and tracking. This invention enabled the continuing development of modern radar and communications systems.

In 1948, Russell and Sigurd Varian founded Varian Associates, Inc. and introduced the klystron as its first commercial product. Their first products became the progenitors of our current product lines. Over time, Varian Associates, through internal development and acquisition, developed new devices and new uses for its products, including applications for the radar, electronic warfare, communications, medical, industrial and scientific markets.

In 1995, a fund managed by Leonard Green & Partners, L.P., together with members of management, purchased the electron devices business from Varian Associates and formed Communications & Power Industries. During the mid-to-late 1990s, we focused heavily on our commercial business, particularly the telecommunications markets, to achieve higher growth for the business. As a result, we suffered financially in fiscal years 1999 through 2002 as the telecommunications market suffered a decline. In 2002, the current management team led

Business

by Joe Caldarelli and Bob Fickett took leadership of our business and refocused our business on our core competencies. The current management team also moved our satellite communications amplifier business from Palo Alto, California to Georgetown, Ontario, Canada to create manufacturing efficiencies and achieve a lower cost structure. In January 2004, Cypress acquired us. In October 2004, we purchased Econco Broadcast Service, Inc., a leading rebuilder of high power grid devices. In fiscal year 2005, we finalized arrangements for the sale of our facility in San Carlos, California and began moving our Eimac division from that facility to Palo Alto, California and Mountain View, California in order to achieve additional cost savings.

We are organized into six operating divisions: Microwave Power Products Division (Palo Alto, California), Beverly Microwave Division (Beverly, Massachusetts), Satcom Division and Communications & Medical Products Division (both in Ontario, Canada), Eimac Division (San Carlos, California), and Econco Division (Woodland, California).

MARKETS

We supply high power microwave and RF products and high voltage power generation and control components and subsystems for applications and programs in defense and commercial markets. Our defense applications include high power microwave sources and integrated microwave assemblies used in radar, electronic warfare and communications systems. Our products are used within these end markets primarily to generate, control and transmit high power and high-frequency microwave and RF signals. We supply similar high power microwave components and subsystems for use in commercial radar, communications, medical, industrial and scientific markets. We provide high voltage power generators and control systems to the medical and industrial markets. Certain of our products are sold in more than one end market depending on the specific power and frequency requirements of the application and the physical operating conditions of the end product.

End-use applications of our products include:

The amplification and transmission of radar signals for navigation and location;

The amplification and transmission of decoy and jamming signals for electronic warfare;

The generation of high power microwave signals for non-lethal weapons systems;

The amplification and transmission of voice, data and video signals for broadcasting, internet and other types of communications;

The provision of power and control products for medical diagnostic imaging; and

The generation of microwave energy for radiation therapy in the treatment of cancer.

Our end markets are described below.

Radar Market

We supply products used in various types of military systems, including search, fire control, tracking and weather radar systems. In radar systems, our products are used to generate or amplify electromagnetic energy pulses, which are transmitted via the radar system's antenna through the air until they strike a target. The return ‘‘echo’’ is read and analyzed by the receiving portion of the radar system, which then enables the user to locate and identify the target. Our products have been an integral element of radar systems for over five decades. Our sales in the radar market were $109.4 million in fiscal year 2005, compared to $112.1 million in fiscal year 2004.

Our products include microwave and power grid sources, microwave amplifiers, radar receiver protectors, multifunction integrated microwave assemblies, as well as complete transmitter subsystems consisting of the microwave amplifier, power supply, and control system. Our products are used in air, ground and shipboard radar systems. We are a leading provider of power grid and microwave power sources for government radar applications, with an installed base of products on more than 125 systems.

The growth in the U.S. defense budget, stemming principally from the DoD's emphasis on addressing terrorism and homeland security, has had a favorable impact on new radar system development as well as radar system

Business

upgrades, which involve the replacement of existing system components with new or upgraded components that satisfy the more advanced specifications of the newer systems. Our active participation in the upgrade, replacement, spare and repair portions of the radar market has helped us maintain a sole provider position in numerous landmark programs, such as the U.S. Navy's Aegis SPY-1D and MK-99 systems, as well as the U.S. Navy's Phalanx close-in weapons system.

Electronic Warfare Market

We supply microwave power amplifiers to the electronic warfare market. Electronic warfare systems provide protection for ships, aircraft and high-value land targets against radar-guided weapons by interfering with, deceiving or disabling them, and include onboard electronic equipment, pods that attach under aircraft wings and expendable decoys. Within an electronic warfare system, our components amplify low-level incoming signals received from enemy radar or enemy communications systems and amplify or modify those signals to enable the electronic warfare system either to jam or deceive the threat. We are a leading provider of microwave power sources for the electronic warfare market, having sold over 100,000 devices into the market, and have a sole provider position in products for high power phased array systems and expendable decoys. The electronic warfare market also includes devices and subsystems being developed or supplied for high power microwave weapons applications such as systems to disable and destroy IED's and Active Denial (a new system that uses microwave energy to deter unfriendly personnel). Our sales in the electronic warfare market were $27.7 million in fiscal year 2005, compared to $23.8 million in fiscal year 2004.

Protection of valuable military assets remains a high priority and has resulted in the continuing funding of new, upgrade and replenishment programs in the electronic warfare market. In towed decoy applications, we are the sole provider of the mini-traveling wave tubes on the ALE-50(V) Advanced Airborne Towed Decoy Program and are a qualified supplier on the Integrated Defensive Electronic Countermeasures IDECM ALE-55(V) Fiber Optic Towed Decoy Program. On shipboard decoy programs, we are the sole provider of the traveling wave tube on the MK-234 NULKA and European DLH Siren Off-board Active Decoy programs. We are also the sole provider of the mini-traveling wave tubes in the U.S. Air Force's ALQ-184 electronic warfare jammers and phased array systems such as the U.S. Navy's SLQ-32. Many of the electronic warfare programs on which we are a qualified supplier are well-entrenched current programs for which we believe there is ongoing demand.

Communications Market

We divide the communications market into satellite, terrestrial broadcast and over-the-horizon communications applications. Our sales in the communications market were $101.4 million in fiscal year 2005, compared to $74.8 million in fiscal year 2004.

In each of the satellite, broadcast and over-the-horizon communications markets, our products amplify and transmit signals within an overall communications system. Current ground-based satellite communications transmission systems use our products to enable the transmission of microwave signals, carrying either analog or digital information, from a ground-based station to the transponders on an orbiting satellite by boosting the power of the low-level original signal to desired power levels for transmission over hundreds or thousands of miles to the satellite. The signal is received by the satellite transponder, converted to the downlink frequency and retransmitted to a ground-based receiving station. Terrestrial broadcast and over-the-horizon systems use our products to amplify signals, including television and radio signals, at very high (VHF) and ultra high (UHF) frequencies or other signals at a variety of frequencies.

Satellite Communications

The majority of our communications products are sold into the satellite communications market. We are a leading producer of power amplifiers, amplifier subsystems and high power microwave devices for satellite uplinks. We believe that we have a worldwide installed base of over 19,000 amplifiers. We believe we offer one of the industry's most comprehensive lines of satellite communications amplifiers with offerings for virtually every currently applicable frequency and power requirement for both fixed and mobile satellite communications applications in the military and commercial arena. Our technological expertise, our well-established worldwide

Business

service network and our ability to design and manufacture both the fully integrated amplifier and the associated high power microwave device or solid state radio frequency device allows us to introduce products to the market that we believe are more attractive to customers compared to those of our competitors.

The entire communications market, including the market for satellite communications systems, had seen a reduction in demand for new equipment in the prior several years. We believe that this was due, in part, to the overcapacity that was built up in the late 1990s in anticipation of the need for a rapid expansion of telecommunications infrastructure due to overly-optimistic forecasts for growth of the internet. During the last four years, that overcapacity has subsided as both military and commercial demands have increased, with a resulting increase in capacity requirements for satellite communications, and a resulting increase in demand for satellite amplifiers. In addition, we believe we are well equipped to participate in the newest growth areas which include amplifiers for the 30 gigahertz (GHz) band (Ka band), which is projected to be one of the major new satellite communications growth areas for both commercial and military applications, the growing application for direct-to-home satellite broadcast of conventional and high-definition television, the use of satellite communications for broadband data communications as well as specialized amplifiers for the military communications market such as tri-band amplifiers that operate at three discrete frequency bands.

Terrestrial Broadcast Communications

We serve the AM, FM and shortwave radio and VHF and UHF television broadcast market with high quality, reliable and efficient high power microwave and radio frequency devices. Our Eimac Division supplies these products to transmitter OEMs directly, and offers immediate delivery of products to the end users through our distributors. Our Econco Division is a provider of rebuilding services, allowing broadcasters to extend the life of their devices at a cost that is lower than buying a new device. Although the terrestrial broadcast industry is considered a mature market, we believe emerging shortwave digital radio technology will provide new opportunity for our high power products. Through the years, we have established a customer base of over 5,500 customers in the broadcast market, which provides us with opportunities for replacement, spare, upgrade and rebuilding business.

Over-the-Horizon Communications

The over-the-horizon communications market involves over-the-horizon, microwave-based communication systems. These systems transmit voice, video and data signals for several hundred miles by bouncing the signals off the troposphere, an atmospheric layer above the earth's surface. Since no satellite is required, these systems can provide an easy-to-install and cost-efficient alternative to satellite-based communications. We expect demand for our products in this market to grow, due to advances in technology and renewed customer interest in this method of communication.

Medical Market

Within the medical market, we focus on diagnostic and treatment applications. We provide x-ray generators, including state-of-the-art, high-efficiency, compact power supplies and modern microprocessor-based controls and operator consoles for diagnostic imaging. X-ray generators are used to generate and control the electrical energy being supplied to a vacuum electron device (VED) and therefore control the dose of radiation delivered to the patient during an x-ray imaging procedure. In addition, these generators include a user interface to control the operation of the equipment, including exposure times and the selection of the anatomic region of the body to be examined. These generators are interfaced with, and often power and control, auxiliary devices such as patient positioners, cameras and automatic exposure controls to synchronize the x-ray examination with this other equipment.

For treatment applications, we provide klystron VEDs and electron guns for high-end radiation therapy machines. Klystrons provide the microwave energy to accelerate a beam of energy towards a cancerous tumor. Sales in this market were $50.7 million in fiscal year 2005, compared to $41.6 million in fiscal year 2004.

Since 1995, when Varian Associates sold us its electron devices business, we have been, and expect to continue to be, the sole provider of high power microwave devices to Varian Medical Systems Inc.'s oncology systems

Business

division for use in its High Energy Clinac® cancer therapy machines. Approximately 4,200 systems consisting of Varian Medical Systems' Clinac® accelerators, Ximatron® and Acuity® radiotherapy simulators are in place around the world, treating more than a million patients each year.

The market for our x-ray generators and associated products is broad, ranging from dealers who buy only a few generators per year, up to large OEMs who buy hundreds per year. We sell our x-ray generators and associated equipment worldwide and have been growing both our geographic presence and our product portfolio. We believe we are a leading independent supplier of x-ray generators in the world and we believe this market provides continued growth opportunities for us. The installed base of radiographic x-ray equipment in most western countries is relatively old, and we believe there is a strong market for equipment modernization, both through the purchase of new equipment and upgrades of existing equipment. The upgrades are performed by our dealers or in some cases the OEMs. The upgrades frequently involve the replacement of the original x-ray generator with a higher-performance, more modern unit such as the ones we supply. We believe there continues to be strong demand to expand the imaging capabilities in developing countries, and we are participating with sales in countries such as China.

We have traditionally focused on hospital, or ‘‘mid- to high-end’’ applications, and have become a premier supplier to this part of the market. However, there exists substantial demand for private clinic, or ‘‘lower-end’’ applications, and we have recently introduced a new family of products that we believe will allow us to participate more fully in this part of the market.

A number of the large OEMs in this market use their in-house design and manufacturing capabilities to supply their own x-ray generator needs, but seldom sell these components to third parties. In recent years we have made sales to some of the larger OEMs who were outsourcing a larger portion of their x-ray equipment and generator requirements. We believe this outsourcing trend should create additional sales opportunities for us.

Industrial Market

The industrial market includes applications for a wide range of systems used for material processing, instrumentation and voltage generation. We offer a number of specialized product lines to address this diverse market. We produce fully integrated amplifiers that include the associated high power microwave devices that are used in instrumentation applications for electromagnetic interference and compatibility testing. Our products are also installed in the power supply modules of industrial equipment to perform pipe and plastic welding using radio frequency energy, textile drying and semiconductor wafer fabrication. Recently, we have integrated vertically by introducing a line of fully integrated industrial radio frequency generators using high power microwave technology for various industrial heating and material processing applications. Our sales in the industrial market were $23.1 million in fiscal year 2005, compared to $20.2 million in fiscal year 2004.

Scientific Market

The scientific market consists primarily of equipment used in reactor fusion programs and accelerators for the study of high-energy particle physics, referred to as ‘‘Big Science.’’ Generally, in scientific applications, our products are used to generate high levels of microwave or radio frequency energy. Our sales in the scientific market were $8.4 million in fiscal year 2005, compared to $9.7 million in fiscal year 2004.

In these scientific applications, our products are used to generate microwave and radio frequency energy to create a beam of electrons in order to study the atom and its elementary particles. Worldwide, there are over 60 high-energy particle accelerators that are in planning, design, development or construction. We believe these new accelerators will drive the demand for a significant number of very high power microwave sources. Examples include the Spallation Neutron source in the U.S., Tesla in Germany, 3rd and 4th generation light sources in

Business

Europe and High Energy Free Electron Lasers in both Europe and the U.S. Our products are also used in research related to the generation of electricity from fusion reactions. Activity in the fusion area continues within the United States Department of Energy, as well as in Europe and Asia.

Geographic Markets

We sell our products in more than 85 countries. In fiscal year 2005, the United States, Europe and Asia accounted for 67%, 17% and 10% of our sales, respectively. No country other than the United States accounted for more than 10% of our sales in fiscal year 2005. We believe our global sales, marketing and service capabilities enhance our ability to make sales throughout the world. See "—Sales, Marketing and Service."

PRODUCTS

We have an extensive portfolio of over 4,500 products that includes a wide range of microwave and power grid VEDs and products such as satellite communications amplifier subsystems, radar and electronic warfare subsystems and integrated microwave assemblies, medical x-ray generators and control systems, modulators and transmitters, and various electronic power supply and control equipment and devices. Additionally, we have developed complementary, more highly integrated, subsystems that contain additional integrated components for medical imaging and for satellite communications applications, which generally sell for higher prices. Generally our VED products derive from, or are enhancements to, the original VED technology on which our company was founded. All of our other products were natural offshoots of the original VED technology and were developed in recognition of the opportunity and requirement in the market for more fully integrated products. Our products generally have selling prices ranging from $2,000 to $100,000, with certain limited products priced up to $1,000,000.

Generally, our products are used to:

generate or amplify (multiply) various forms of electromagnetic energy (these products are generally referred to as VEDs, vacuum electron devices, or simply as devices);

direct, measure and control electromagnetic energy;

provide the voltages and currents to power the devices that generate electromagnetic energy; or

provide some combination of the above functions.

Electromagnetic energy refers to various forms of energy that share the common characteristic of transmitting by wave propagation. Electromagnetic energy includes radio waves, infrared radiation, visible light, x-rays and gamma rays. In this prospectus, we use the following terminology to describe the different frequencies in the electromagnetic spectrum where our products are used:

radio frequency (RF) refers to frequencies in the range of kilohertz to a few gigahertz;

microwave refers to frequencies from a few gigahertz to approximately 30 gigahertz;

millimeter waves refer to frequencies from 30 gigahertz to several hundred gigahertz; and

x-rays refer to frequency levels above ten million gigahertz.

Our VEDs are classified as amplifiers or oscillators and share the same basic characteristics. Our amplifier VEDs are powered by specialized high voltage power supplies and multiply or amplify a low-level input signal by 1,000 to 100,000 times its original level. Our oscillator VEDs generate the signal internally and no input signal is required. The type of device selected for a specific application is based on the operating parameters required by the system.

VEDs were initially developed for defense applications but have since been applied to many commercial markets. We use tailored variations of this key technology to address the different frequency and power requirements in each of our target markets.

Our principal product categories are described below.

Business

Klystrons & Gyrotrons

Klystrons are typically high power VEDs that operate over a narrow range of frequencies, with power output ranges from hundreds of watts to megawatts and frequencies from 500 kilohertz to over 30 gigahertz. We produce and manufacture klystrons for a variety of radar, communications, medical, industrial and scientific applications.

Satellite communications applications include the sending of signals from the earth up to a satellite (uplink) such as those used in the direct-to-home satellite TV market. Radar applications include the Hawk missile system and the Phalanx close-in weapon system, a "last chance" anti-missile defense for many military vessels.

Gyrotron oscillators and amplifiers operate at very high power and very high frequencies. Power output of one megawatt has been achieved at frequencies greater than 100 gigahertz. These devices are used in areas such as fusion research for the Department of Energy, electronic warfare, Active Denial and high-resolution radar.

Helix Traveling Wave Tubes

Helix traveling wave tubes are VEDs that operate over a wide range of frequencies at moderate output power levels (tens to thousands of watts). These devices are ideal for terrestrial and satellite communications and electronic warfare applications. In the communications market, our products are used in medium power satellite communications amplifiers. In the electronic warfare market, these devices are used for expendable decoy applications, such as the ALE-50(V) Advanced Airborne Towed Decoy and MK-234 NULKA Off-board Active Decoy, and shipboard and airborne electronic countermeasures systems, including SLQ-32 and ALQ-184.

Coupled Cavity Traveling Wave Tubes

Coupled cavity traveling wave tubes are VEDs that combine some of the power generating capability of a klystron with some of the increased bandwidth (wider frequency range) properties of a helix traveling wave tube. These amplifiers are medium bandwidth, high power devices, since power output levels can be as high as one megawatt. These devices are used primarily for high power and multi-function radars, including front line radar systems, such as the Aegis shipboard radars (MK-99 Continuous Wave Illuminator and SPY-1D Simplified Driver Radar), the Firefinder artillery locating radar and the Patriot missile air defense program.

Magnetrons

Magnetron oscillators are VEDs capable of generating high power output at relatively low cost. Magnetrons generate power levels as high as 20 megawatts and cover frequencies up to the 40 gigahertz range. We design and manufacture magnetrons for radar, electronic warfare and missile programs within the defense market. Our magnetrons are on the Harpoon missile system and many U.S. military aircraft platforms including the B-52, C-130, F-15, P-3C, F-4 and F-5. Shipboard platforms include search and air traffic control radar on most aircraft carriers, cruisers and destroyers of NATO country naval fleets. Ground-based installations include various military and civil search and air traffic control radar systems. We are also a supplier of magnetrons for use in commercial weather radar. Potential new uses for magnetrons include high power microwave systems for disruption of enemy electronic equipment and the disabling or destruction of road-side bombs and other IEDs.

Cross-Field Amplifiers

Cross-field amplifiers are VEDs used for high power radar applications because they have power output capability as high as 10 megawatts. Our cross-field amplifiers are primarily used to support the Aegis radar system used by the U.S. Navy and selected foreign naval vessels. We supply units for both new ships and replacements.

Power Grid Devices

Power grid devices are lower frequency VEDs that are used to generate, amplify and control electromagnetic energy. These devices are used in commercial and defense communications systems and radio and television broadcasting. We also supply power grid devices for the shortwave broadcast market, such as the International

Business

Broadcasting Bureau stations, formerly known as the Voice of America. Our products are also widely used in equipment that serves the industrial markets such as textile drying, pipe welding and semiconductor wafer fabrication.

Microwave Transmitter Subsystems

Our microwave transmitter subsystems are integrated assemblies generally built around our VED products. These subsystems incorporate specialized high-voltage power supplies to power the VED, plus cooling and control systems that are uniquely designed to work in conjunction with our devices to maximize life, performance and reliability. Microwave transmitter subsystems are used in a variety of defense and commercial applications. Our transmitter subsystems are available at frequencies ranging from one gigahertz all the way up to frequencies of 100 gigahertz and beyond.

Satellite Communications Amplifiers

Satellite communications amplifiers provide integrated power amplification for the transmission of voice, broadcast, data, internet and other communications signals from ground stations to satellites in all frequency bands. We provide a broad line of complete, integrated satellite communications amplifiers that consist of a vacuum electron device or solid-state microwave amplifier, a power supply to power the device, radio frequency conditioning circuitry, cooling equipment, electronics to control the amplifier and enable it to interface with the satellite ground station, and a cabinet. These amplifiers are often combined in sub-system configurations with other components to meet specific customer requirements. We offer amplifiers for both defense and commercial applications. Our products include amplifiers based on traveling wave tubes, klystrons, solid state amplifiers and millimeter wave devices. In 2000, we introduced the Gen IV high power satellite communications klystron amplifier, which has gained excellent market acceptance, evidenced by our having sold over 1,400 amplifiers to date. In addition, we have recently introduced new amplifiers that operate at millimeter wave frequencies that are being used in new, higher frequency commercial and military telecommunications and broadcast applications. In addition, we have developed dedicated military communications amplifiers designed to operate in three different frequency bands in order to improve the flexibility of key military communications systems. We are also expanding our line of solid state amplifiers to address the market for lower power applications.

Receiver Protectors & Control Components

Receiver protectors are used in the defense market in radar systems to protect sensitive receivers from any high power signals, thereby preventing damage to the receiver. Our business has been designing and manufacturing receiver protector products for over 50 years. We believe we are the world's largest manufacturer of receiver protectors and the only manufacturer offering the full range of available technologies. We also manufacture a wide range of other components used to control the RF energy in the customer's system. Our receiver protectors and control components are integrated into prominent fielded military programs including the Patriot missile air defense system, the Harpoon missile system, the U.S. Navy's Aegis surface combat vessels, Airborne Warning and Control Systems (AWACS), F-14, F-15, F-16 and F/A-18 fighters and the U.S. Air Force's B-2 bomber and C-130s transport planes. As radar systems have evolved to improve performance and reduce size and weight, we have invested heavily in solid state technology to develop the microwave control components to allow us to offer more fully integrated products, referred to as multifunction assemblies, as required by modern radar systems.

Medical X-Ray Imaging Systems

We design and manufacture x-ray generators for medical imaging applications. These consist of power supplies, cooling, control and display subsystems that drive the x-ray equipment used by healthcare providers for medical imaging. The x-ray energy in an x-ray imaging system is generated by an x-ray tube which is another version of a VED operating in a different region of the electromagnetic spectrum. These generators use the high voltage and control systems expertise originally developed by us while designing power systems to drive our other VEDs. We have recently introduced a new line of x-ray generators intended to address the low tier, high volume part of the market. We also provide the electronics and software subsystems that control and tie together much of the other ancillary equipment in a typical x-ray imaging system.

Business

COMPETITIVE STRENGTHS

We believe we are well positioned in our end markets and that our key strengths and competitive advantages include:

Leader in microwave and radio frequency technology. Since 1948 our business has been a leader in microwave products, pioneering a breakthrough technology that led to the commercialization of radar. Since then, we have improved our products, enabling technological advances in radar, electronic warfare and communications systems, which have required higher power and higher frequency devices and designing and producing cutting edge products that specifically address the evolving needs of our customers. In response to our customer needs, we have developed microwave systems that provide what we believe is a market-leading combination of power, frequency, bandwidth, control and reliability. We have maintained our technological and production expertise through our experienced team of over 300 scientists and engineers, our continuing investment in research and development and our focus on continuous process improvement.

Leading positions in attractive end markets. We have developed leading market positions in the six end markets we serve by offering customers superior design expertise, product quality and customer service. We believe we are the market leader in the sale of high power, high frequency microwave devices and related products for the radar, communications medical, electronic warfare and industrial end markets and the number two supplier of these and other related products for the scientific end market. In conjunction with our leading market positions, we have developed a diversified sales base, which reduces our dependence on any particular end market or area.

Diversified sales base. We sell our products globally to customers in six end markets. Within each of our markets, we also sell a variety of products. These products may be sold as stand-alone products or as part of a fully integrated subsystem. For example, we supply each U.S. Navy Destroyer with many different products, ranging from klystrons for the early warning radar system to power grid replacement products and services. Our product diversification reduces our dependence on any one part of any market. Finally, our leadership in our markets is recognized worldwide, allowing us to penetrate other important geographic markets, as evidenced by the fact that 33% of our sales in fiscal year 2005 came from customers outside the U.S. These international customers provide us with further diversification, as they span all of our end markets.

Large installed product base with recurring sales of replacement parts, spares, repairs and upgrades. Our products are installed in a large base of defense systems and commercial systems for which we supply replacement parts, spares, repairs and upgrades. We estimate that our products are installed on over 125 U.S. defense systems in addition to over 180 commercial systems. Typically, once our products have been incorporated into the design of a government or commercial program, our products are not replaced in favor of a competitor's technology. We estimate that sales of replacement parts, spares, repairs and upgrades generate approximately 50% of our total sales. We believe that our installed base of products on over 300 systems will enable us to capture a long-term stream of spares, repairs and upgrade sales over the lives of these systems.

Substantial sole provider position. Our leading edge technology, customer focus, and long history as a reliable supplier to our government and commercial customers, have resulted in our products being designed into and installed on over 300 systems. In many cases, we are the sole provider of high power microwave equipment on these systems. In fiscal year 2005, we generated approximately 58% of our sales from products for which we believe we are the sole provider to our customers.

Significant barriers to entry. We compete in highly specialized markets with significant barriers to entry. We believe that the investments required for new or existing competitors to compete effectively against us in those markets where we are the dominant supplier are economically unattractive. We believe that the following factors create significant barriers to entry for potential competitors: the sophisticated nature of microwave technology; the depth of our customer relationships; our specialized facilities and equipment

Business

and our extensive trade secrets and know-how, which would require significant investments to duplicate; our installed product base of products on over 300 systems; and the stringent product qualification requirements of our end markets.

Strong and experienced management team with a successful track record. Our current management team averages more than 22 years of experience with us. Since assuming its leadership responsibilities in 2002, our management team has instilled a culture that emphasizes cost control, profitable growth and cash generation. In addition, management has consolidated several facilities, reduced labor costs, overhead and general and administrative expenses and renewed our commitment to operational excellence principles in our laboratories and factories. As a result, this team has succeeded in increasing our sales at a CAGR of 8.5% since fiscal year 2002, with 7.1% organic growth. During the same time period, EBITDA has increased from $28.7 million to $57.3 million, for a CAGR of 26%, and net income (loss) has increased from $(6.7) million to $13.7 million. In addition, EBITDA as a percentage of sales has increased from 11.4% in fiscal year 2002 to 17.9% in fiscal year 2005.

BUSINESS STRATEGY

Our goal is to continually enhance our position as a leading supplier of microwave products, satellite communications amplifiers, x-ray medical generators and other related equipment for both commercial and defense applications. Our strategies to achieve these objectives include:

Taking advantage of opportunities in the military satellite communications market. Real-time network communications between intelligence agencies, military commands and soldiers on the front lines is a critical component of the U.S. military's transformational initiative to become a lighter, faster, more responsive and lethal force. The procurement of a significant number of new, military communications satellites is a critical component of this initiative. Microwave technology is uniquely suited to provide the significant bandwidth required to enable the rapid and seamless transfer of large quantities of voice, video and other forms of information that are critical to military communications. Military satellite communications programs such as the U.S. Air Force's Transformational Satellite Communications System (TSAT) and the evolution of current military satellite communications programs including the Advanced Extremely High Frequency (AEHF) and Wideband Gapfiller (WGF) satellite systems will drive the need for next generation microwave technologies. We believe we are well positioned to be a key supplier of microwave technology for the military satellite communications market, having made significant investments over the past several years to bring to market internally developed, proprietary microwave products tailored for military satellite communications use.

Supporting other emerging military initiatives. Military initiatives, such as Directed Energy, that use microwave or radio frequency energy to disable or destroy enemies' electronic systems or deter unauthorized personnel from approaching high value targets also require high power microwave technology. We believe our leadership in microwave technology should allow us to benefit from the DoD's emerging applications of this technology.

Developing and expanding technologies. Through a combination of customer-funded research and development and our own internal research and development efforts, we intend to continue to enhance and expand our key technologies. In fiscal years 2005, 2004 and 2003 our total research and development spending was $13.1, $10.9, $10.6 million, respectively. Of these amounts, $5.9, $3.5 and $3.7 million, respectively, were funded by our customers.

Pursuing attractive commercial opportunities. We intend to develop new products to pursue growth areas in the commercial markets we serve. Examples of our product innovation include our Gen IV satellite communications amplifier, which we believe has become the leading satellite uplink klystron power amplifier in the market, and our new line of medical x-ray generators, which has gained broad customer acceptance.

Leveraging incumbent relationships. We have developed strong relationships with the U.S. Government, prime defense contractors and key commercial customers by continuing to deliver high levels of

Business

performance, reliability and service on our products and contracts. We believe these relationships will help to preserve our access to a valuable stream of spares and repairs business and enhance our ability to win new, upgrade and follow-on business.

Exploring strategic acquisitions. We intend to selectively explore strategic acquisitions in the rapidly consolidating defense and microwave components industries. Strategic acquisitions could permit us to acquire complementary technologies and products, achieve higher levels of system integration, grow our existing product base, expand to related markets, increase facility utilization or increase our geographic coverage by leveraging our extensive corporate sales and marketing organization.

BACKLOG

As of December 30, 2005, we had an order backlog of $197.1 million compared to an order backlog of $193.2 million as of December 31, 2004. Backlog represents the cumulative balance, at a given point in time, of recorded customer sales orders that have not yet been shipped or recognized as sales. Backlog is increased when an order is received, and backlog is reduced when we recognize sales. We believe backlog and orders information is helpful to investors because this information may be indicative of future sales results. Although backlog consists of firm orders for which goods and services are yet to be provided, customers can, and sometimes do, terminate or modify these orders. However, historically the amount of modifications and terminations has not been material compared to total contract volume.

SALES, MARKETING AND SERVICE

Our global distribution system provides us with the capability to introduce, sell and service our products worldwide. Our distribution system primarily uses direct Communications & Power Industries sales professionals throughout the world. We have direct sales offices throughout North America and Europe, as well as in India, Singapore, China and Australia. As of December 30, 2005, we had over 125 direct sales, marketing and technical support individuals on staff. Our wide-ranging distribution capabilities enable us to serve our growing international markets, which accounted for approximately 33% of our sales in fiscal year 2005. For financial information about geographic areas, see footnote 15 to the accompanying audited consolidated financial statements.

Our sales professionals receive extensive technical training and focus exclusively on our products. As a result, they are able to provide knowledgeable assistance to our customers regarding product applications, the introduction and implementation of new technology and at the same time provide local technical support.

In addition to our direct sales force, we use over 39 external sales organizations and one significant stocking distributor, Richardson Electronics, Ltd., to service the needs of low volume customers. The majority of the third-party sales organizations that we use are located outside the United States and Europe and focus primarily on customers in South America, Southeast Asia, the Middle East, Africa and Eastern Europe. Through the use of third-party sales organizations, we are better able to meet the needs of our foreign customers by establishing a local presence in lower volume markets. Using both our direct sales force and our largest distributor, Richardson Electronics, Ltd., we are able to market our products to both end users and system integrators around the world and are able to deliver our products with short turn-around times.

Given the complexity of our products, their critical function in customers' systems and the unacceptably high costs to our customers of system failure and downtime, we believe our customers view our product breadth, reliability and superior responsive service as key points of differentiation. We offer comprehensive customer support, with direct technical support provided by fifteen strategically located service centers. These service centers are located in the United States (California and New Jersey), The Netherlands, Brazil, China (3), India (2), Taiwan, Japan, Russia, Singapore, Indonesia and South Africa. The service centers enable us to provide extensive technical support and rapid response to customers' critical spare parts and service requirements throughout the world. In addition, we offer on-site installation assistance, on-site service contracts, a 24-hour technical support hotline and complete product training at our facilities, our service centers or customer sites. Many of our customers specify our products in competitive bids based on our responsive global support and product quality.

Business

RESEARCH AND DEVELOPMENT

Total research and development spending was $13.1 million, $10.9 million and $10.6 million during fiscal years 2005, 2004 and 2003, respectively, consisting of company-sponsored research and development expense of $7.2 million, $7.5 million, and $6.9 million during fiscal years 2005, 2004 and 2003, respectively, and customer-sponsored research and development of $5.9 million, $3.5 million, and $3.7 million during fiscal years 2005, 2004 and 2003, respectively.

MANUFACTURING

We manufacture our products at six manufacturing facilities in five locations in North America. We have implemented modern manufacturing methodologies based upon a continuous improvement philosophy, including just in time materials handling, demand flow technology, statistical process control and value managed relationships with suppliers and customers. We obtain certain materials necessary for the manufacture of our products, such as molybdenum, cupronickel, OFHC copper, and some cathodes, from a limited group of, or occasionally, sole suppliers. Except for our recently acquired Econco operation, our facilities have all achieved the ISO 9001 international certification standard.

Generally, each of our manufacturing divisions uses similar processes consisting of product development, purchasing, high-level assembly and testing. For satellite communications equipment, the process is primarily one of integration, and we use contract manufacturers whenever possible. Satellite communications equipment uses both VED and solid state technology, and the satellite communications division procures certain of the critical components that it incorporates into its subsystems from our other manufacturing divisions.

EMPLOYEES

As of December 30, 2005, we had approximately 1,670 employees, including the employees that joined us as a result of the acquisition of Econco. None of our employees is subject to a collective bargaining agreement although a limited number of our sales force members located in Europe are members of work councils or unions. We have not experienced any work stoppages and believe that we have good relations with our employees.

COMPETITION

The industries and markets in which we operate are competitive. We encounter competition in most of our business areas from numerous other companies, including L-3 Communications, e2v technologies plc, the Xicom Division of Radyne ComStream Inc., and Thales Electron Devices. Some of our competitors have parent entities that have resources substantially greater than ours. Some of these competitors are also our customers. Our ability to compete in our markets depends to a significant extent on our ability to provide high quality products with shorter lead times at competitive prices, and our readiness in facilities, equipment and personnel.

We must also continually engage in effective research and development efforts in order to introduce innovative new products for technologically sophisticated customers and markets. There is an inherent risk that advances in existing technology, or the development of new technology, could adversely affect our market position and financial condition. We provide both VED and solid state alternatives to our customers. Solid state devices are generally best suited for low-power applications, while only VEDs currently serve higher-power and higher-frequency demands. Because of the small dimensions of solid state components, solid state devices have challenges in dissipating the significant amount of excess heat energy that is generated in high power, high frequency applications. As a result, we believe that for the foreseeable future, solid-state devices will be unable to compete on a cost-effective basis in the high power/high-frequency markets that represent the majority of our business. The extreme operating parameters of these applications necessitate heat dissipation capabilities that are best satisfied by our VED products. We believe that VED and solid state technology currently each serves its own specialized market without significant overlap in most applications.

Business

INTELLECTUAL PROPERTY

Our business is dependent, in part, on our intellectual property rights, including trade secrets, patents and trademarks. We rely on a combination of nondisclosure and other contractual arrangements as well as upon trade secret, patent, trademark and copyright laws to protect our intellectual property rights. We do not believe that any single patent or other intellectual property right or license is material to our success as a whole.

We have entered into agreements pursuant to which we license intellectual property from third parties for use in our business, and we also license intellectual property to third parties. As a result of contracts with the U.S. Government, some of which contain patent and/or data rights clauses, the U.S. Government has acquired royalty-free licenses or other rights in inventions and technology resulting from certain work done by us on behalf of the U.S. Government.

We maintain an intellectual property protection program designed to protect, preserve and enforce our intellectual property rights. Nevertheless, we cannot provide assurance that the steps taken by us will prevent misappropriation or loss of our technology.

U.S. GOVERNMENT CONTRACTS AND REGULATIONS

Our business is heavily regulated in many of our fields of endeavor. We deal with numerous U.S. Government agencies and entities, including the DoD. Similar government authorities exist with respect to our international business.

We must comply with and are affected by laws and regulations relating to the formation, administration and performance of U.S. Government contracts. These laws and regulations, among other things:

require certification and disclosure of cost or pricing data in connection with certain contracts;

impose acquisition regulations that define allowable and unallowable costs and otherwise govern our right to reimbursement under certain cost-based U.S. Government contracts; and

restrict the use and dissemination of information classified for national security purposes and the exportation of certain products and technical data.

U.S. Government contracts are conditioned upon the continuing availability of Congressional appropriations. Long-term government contracts and related orders are subject to cancellation if appropriations for subsequent performance periods are not approved. Congress usually appropriates funds on a fiscal year basis even though contract performance may extend over many years. Consequently, at the outset of a multi year program, the contract is usually partially funded, and Congress annually determines if additional funds are to be appropriated to the contract.

The U.S. Government, and other governments, may terminate any of our government contracts and, in general, subcontracts, at their convenience, as well as for default based on performance. Upon termination for convenience of a fixed-price contract, we normally are entitled to receive the purchase price for delivered items, reimbursement for allowable costs for work-in-process and an allowance for profit on the work performed or adjustment for loss if completion of performance would have resulted in a loss. Upon termination for convenience of a cost reimbursement contract, we normally are entitled to reimbursement of allowable costs plus a portion of the fee. The amount of the fee recovered, if any, is related to the portion of the work accomplished prior to termination.

In addition, our U.S. Government contracts may span one or more base years and multiple option years. The U.S. Government generally has the right not to exercise option periods and may not exercise an option period if the applicable U.S. Government agency is not satisfied with our performance of the contract. We do not include unexercised options or potential indefinite-delivery/indefinite-quantity orders in our backlog. If any of our contracts are terminated by the U.S. Government, our backlog would be reduced by the expected value of the remaining term of such contracts. Additional risks associated with U.S. Government contracts are set forth in ‘‘Risk Factors.’’

Business

A portion of our business is in support of highly sensitive, or ‘‘classified’’ government programs and cannot be specifically described. The operating results of these classified programs are included in our consolidated financial statements.

Sales of our products and services internationally are subject to local government regulations and procurement policies and practices (including regulations relating to import-export control, investments, exchange controls and repatriation of earnings). Some international customers require contractors to comply with industrial cooperation regulations, sometimes referred to as offset programs. Offset programs may require in-country purchases, manufacturing and financial support projects as a condition to obtaining orders or other arrangements. Offset programs generally extend over several years and may provide for penalties in the event we fail to perform in accordance with offset requirements.

ENVIRONMENTAL MATTERS

We are subject to a variety of U.S. federal, state and local as well as foreign environmental laws and regulations relating, among other things, to wastewater discharge, air emissions, handling of hazardous materials, disposal of solid and hazardous wastes, and remediation of soil and groundwater contamination. We use a number of chemicals or similar substances, and generate wastes, that are classified as hazardous, and we require environmental permits to conduct certain of our operations. Violation of such laws and regulations can result in substantial fines, penalties, and other sanctions.

In connection with the sale of Varian Associates' electron devices business to us in 1995, Varian Medical Systems (as successor to Varian Associates) agreed to indemnify us for various environmental liabilities relating to Varian Associates' electron devices business prior to August 1995. With certain limited exceptions, we are not indemnified by Varian Medical Systems with respect to liabilities resulting from our operations after August 1995. Pursuant to this agreement, Varian Medical Systems is undertaking environmental investigation and remedial work at two our manufacturing facilities, Palo Alto, California and Beverly, Massachusetts, that are known to require remediation. In addition, Varian Medical Systems has been sued or threatened with suit with respect to these two manufacturing facilities.

Our San Carlos California facility has soil and groundwater contamination that has been the subject of some remediation. We have entered into an agreement for the sale of our San Carlos real property. The closing of the sale of the property is subject to a number of conditions, including the requirement that we vacate our facilities and obtain regulatory closure of certain permitted equipment located on the property. In connection with the San Carlos property sale agreement, we agreed to relieve Varian Medical Systems of certain of its environmental indemnity obligations to us, and to reimburse Varian Medical Systems for certain potential environmental costs related to our San Carlos property that are not covered by insurance. In addition, we were named as an additional insured on a pollution liability insurance policy obtained by the purchaser of the San Carlos property that is intended to fund the remediation of the contamination of the property to permit hospital and other ‘‘unrestricted’’ uses.

To date, Varian Medical Systems has, generally at its expense, conducted required investigation and remediation work at our facilities and responded to environmental claims arising from Varian Medical Systems (or its predecessor's) prior operations of the electron devices business. Although we believe that Varian Medical Systems currently has sufficient financial resources to satisfy its environmental indemnity obligations to us, there can be no assurance that Varian Medical Systems will continue to have the financial resources or be willing to comply fully with those obligations, or will continue to perform its obligations. In addition, although we believe that the insurance that has been acquired by the purchaser of our San Carlos property will be sufficient to cover the expected remediation costs and pollution liability associated with that property, there can be no assurance that such insurance proceeds or other sources of recovery will be adequate.

We believe that we have been and are in substantial compliance with environmental laws and regulations and that, subject to Varian Medical Systems fulfilling its environment indemnity obligations to us and the adequacy of the insurance obtained for the remediation of our San Carlos property, we do not expect to incur material costs relating to environmental compliance.

Business

PROPERTIES

We own, lease or sublease manufacturing, assembly, warehouse, service and office properties having an aggregate floor space of approximately 1,165,000 square feet, of which approximately 2,950 square feet are leased or subleased to third parties. The table that follows provides summary information regarding principal properties owned or leased by us:

	Square Footage
Location	Owned		Leased/Subleased		Segments Using the Property
San Carlos, California	322,000	(a)	—		VED
Beverly, Massachusetts	169,385	(b)	—		VED
Georgetown, Ontario, Canada	126,000		21,975		VED and satcom equipment
Woodland, California	36,900		9,900		VED
Palo Alto, California	—		369,500		VED and satcom equipment
Palo Alto, California	—		49,100	(c)	VED
Mountain View, California	—		42,470		VED
Various locations	—		18,249	(d)	VED and satcom equipment

(a)

As discussed in ‘‘Management's discussion and analysis of financial condition and results of operations—Liquidity and Capital Resources,’’ this property is subject to a contract for sale, and the sale is expected to close in fiscal year 2007.

(b)

The Beverly, Massachusetts square footage also includes approximately 2,950 square feet leased to two tenants.

(c)

This facility is subleased from Varian, Inc. Varian, Inc. subleases the land from Varian Medical Systems, Inc. and Varian Medical Systems subleases the land from Stanford University.

(d)

Leased facilities occupied entirely by our field sales and service organizations.

The lenders under our senior credit facilities have a security interest in certain of our interests in the real property that we own and lease.

Our headquarters and one principal complex, including one of our manufacturing facilities, located in Palo Alto, California, are subleased from Varian Medical Systems or one of its affiliates or former affiliates. Therefore, our occupancy rights are dependent on the tenant's fulfillment of its responsibilities to the master lessor, including its obligation to continue environmental remediation activities under a consent order with the California Environmental Protection Agency. The consequences of the loss by us of such occupancy rights could include the loss of valuable improvements and favorable lease terms, the incurrence of substantial relocation expenses and the disruption of our business operations.

LEGAL PROCEEDINGS

We may be involved from time to time in various legal proceedings and various cost accounting and other government pricing claims. We are not involved in any legal proceedings that individually or in the aggregate could have a significant effect on our business, financial condition, results of operation or liquidity. Varian Medical Systems, Inc. is obligated to indemnify us against certain liabilities arising from litigation and governmental claims pertaining to its electron devices business prior to August 1995, with certain exceptions and limitations. Accordingly, management believes that litigation and governmental claims pending against Varian Medical Systems and relating to the electron devices business prior to August 1995 will not have a material adverse effect on our financial condition or results of operations. See ‘‘—Environmental Matters.’’

FINANCIAL INFORMATION ABOUT SEGMENTS

For financial information about our segments, see footnote 15 to the accompanying audited consolidated financial statements.

Management

The directors and officers of CPI International, as well as their respective ages and positions are set forth below.

DIRECTORS AND EXECUTIVE OFFICERS OF CPI INTERNATIONAL

Name	Age	Position(s)
Michael Targoff	61	Chairman of the Board of Directors
O. Joe Caldarelli	55	Chief Executive Officer and Director
Robert A. Fickett	45	President, Chief Operating Officer and Director
Joel A. Littman	54	Chief Financial Officer, Treasurer and Secretary
John R. Beighley	53	Vice President and Assistant Secretary
Don C. Coleman	51	Vice President
Mike Cheng	51	Vice President
Andrew E. Tafler	51	Vice President
Michael F. Finley	44	Director
Jeffrey P. Hughes	65	Director
Chris Toffales	49	Director

Michael Targoff became a director of CPI International in January 2004 and Chairman of the board of directors of CPI International in March 2004. Mr. Targoff is the founder and Chief Executive Officer of Michael B. Targoff & Co., a company that seeks active or controlling investments in telecommunications and related industry early stage companies. Mr. Targoff currently serves as Vice Chairman and director, and effective March 1, 2006, has been elected Chief Executive Officer, of Loral Space & Communications Ltd. Mr. Targoff also serves on the board of directors of ViaSat, Inc. and Leap Wireless International, Inc. From 1996 to 1998, Mr. Targoff was the President and Chief Operating Officer of Loral Space & Communications Ltd. Prior to that, Mr. Targoff served as Senior Vice President and Secretary of Loral Corporation. Mr. Targoff received a B.A. degree from Brown University and a J.D. from Columbia University School of Law.

O. Joe Caldarelli became Chief Executive Officer and a director of Communications & Power Industries Holding Corporation, our predecessor, in March 2002. Prior to this, Mr. Caldarelli was a Co-Chief Operating Officer of Communications & Power Industries, since October 2000 and Vice President of Communications & Power Industries, since August 1995. Mr. Caldarelli is also the Division President of the Communications & Medical Products Division. Mr. Caldarelli was Vice President and General Manager for the Communications and Medical Products Division under the Electron Device Business of Varian Associates, Inc., from 1985 until August 1995 and was President and a director of Varian Canada, Inc. from 1992 until August 1995. From 1982 until 1985, Mr. Caldarelli was Marketing Manager of the Communications and Medical Products Division of Varian Associates, Inc. and served as its Equipment Operations Manager from 1979 until 1982. Prior to joining Varian Associates, Inc., Mr. Caldarelli served as Manufacturing Engineering Manager for Medtronic Canada, Inc. Mr. Caldarelli holds a B.S. degree in mechanical engineering from the University of Toronto.

Robert A. Fickett became President, Chief Operating Officer and a director of our predecessor in March 2002. Prior to this, Mr. Fickett was a Co-Chief Operating Officer of Communications & Power Industries, since October 2000 and Vice President of Communications & Power Industries, since April 1998. Mr. Fickett has also been the Division President of the Microwave Power Products Division since April 1998. From January 1996 to April 1998, Mr. Fickett was Vice President of Operations for the Microwave Power Products Division. From 1993 until January 1996, he was President and Chief Executive Officer of Altair Technologies, Inc., a contract manufacturer. From 1982 until 1993, Mr. Fickett held a number of positions with Varian Associates, Inc., including Engineering Manager of the Microwave Power Products Division's Klystron Engineering Group, to which he was promoted in 1989. Mr. Fickett received a B.S. degree in mechanical engineering from the University of California, Berkeley. Prior to the consummation of this offering, Mr. Fickett is expected to resign as a director.

Management

Joel A. Littman became Chief Financial Officer of our predecessor in September 2001. Mr. Littman was Corporate Controller for Communications & Power Industries from November 1996 to September 2001. From September 1989 to November 1996 Mr. Littman served as Controller of the Microwave Power Products Division of Varian Associates, Inc. and Communications & Power Industries. Prior to that Mr. Littman held various finance positions with Varian Associates, Inc. and TRW Inc. Mr. Littman received a B.A. degree in economics and an M.B.A., both from the University of California at Los Angeles.

John R. Beighley became a Vice President of our predecessor in March 1997 and currently heads our Worldwide Field Sales Organization. From May 1992 to March 1997, Mr. Beighley was Western Hemisphere Sales Manager responsible for sales in the Americas, as well as the Far East and Australia. From June 1989 to May 1992, Mr. Beighley was the North American Sales Manager. From March 1981 to June 1989, Mr. Beighley held a number of Product Marketing and Field Sales positions with Varian Associates, Inc. Mr. Beighley received a B.S. degree in marketing from San Francisco State University and an M.B.A. from Santa Clara University.

Don C. Coleman became a Vice President of our predecessor in February 1999 and also became Division President of the Beverly Microwave Division in February 1999. Mr. Coleman was Vice President of Manufacturing for the Beverly Microwave Division from February 1996 until accepting his current position. From 1990 until 1996, Mr. Coleman held the position of Engineering Manager for Receiver Protector Products at the Beverly Microwave Division. Mr. Coleman held a variety of manufacturing and development engineering positions at Varian Associates, Inc. from the time he joined us in 1976 until 1990. Mr. Coleman received a B.S. degree in engineering from the University of Massachusetts.

Mike Cheng became a Vice President of our predecessor in August 2000 and currently heads our Eimac Division. From April 1999 to August 2000, Mr. Cheng was Vice President of Operations for the Microwave Power Products Division. From 1994 until April 1999, he was Vice President of Marketing for the Microwave Power Products Division. From 1980 until 1994, Mr. Cheng held a number of manufacturing and engineering positions with Varian Associates, Inc., including Production Manager of the Microwave Power Products Division's Klystron Engineering Group, to which he was promoted in 1989. Prior to joining Varian Associates, Inc., Mr. Cheng was an engineer in the Nuclear Energy Division of General Electric Corporation. Mr. Cheng received a B.S. degree in chemical engineering from the University of California, Berkeley and an M.B.A. from Golden Gate University.

Andrew E. Tafler became a Vice President of CPI International in December 2005. Mr. Tafler became Division President of the Satcom Division in May 2004. Mr. Tafler was previously Vice President of Operations for the Satcom Division from 2000 to 2004. From 1989 to 2000, Mr. Tafler held the Business Development Manager and then the Operations Manager positions at the Communications and Medical Products Division of the Electron Device Group of Varian Associates Inc. Mr. Tafler held a number of manufacturing and marketing positions at Varian Associates Inc. from 1984 to 1989. Prior to joining Varian Associates, Inc., Mr. Tafler served in engineering and management positions with Bell Canada Inc. Mr. Tafler holds a B.A.Sc. degree in Electrical Engineering from the University of Toronto.

Michael F. Finley became a director of CPI International in January 2004. Mr. Finley currently serves on the board of directors of Williams Scotsman International Inc., Affinia Group Inc. and Cooper Standard Automotive Inc. Mr. Finley has been a Managing Director of The Cypress Group since 1998 and has been a member of The Cypress Group since its formation in April 1994. Prior to joining The Cypress Group, he was a Vice President in the Merchant Banking Group at Lehman Brothers Inc. Mr. Finley received a B.A. degree from St. Thomas University and an M.B.A. from the University of Chicago's Graduate School of Business.

Jeffrey P. Hughes became a director of CPI International in April 2005. Mr. Hughes currently serves on the Board of Directors of Financial Guaranty Insurance Company. Mr. Hughes is a Vice Chairman of The Cypress Group. Mr. Hughes helped found The Cypress Group in 1994, after 26 years at Lehman Brothers as a senior investment banker and merchant banker. Mr. Hughes started Lehman Brothers' private financing department and led early leveraged buyout financings; had senior investment banking coverage responsibilities for industrial, energy and consumer product companies; was co-head of the financial institutions group; and was a member of

Management

Lehman Brothers' investment committee. Mr. Hughes joined Lehman Brothers in 1968 and became a partner in 1976. Mr. Hughes received a B.A. degree from Wesleyan University and an L.L.B. degree from Duke University Law School.

Chris Toffales became a director of CPI International in January 2004. Mr. Toffales currently serves on the board of directors of Irvine Sensors Corporation. Mr. Toffales is currently the President of CTC Aero, LLC, and is a consultant in the defense industry. From 1999 to 2003, Mr. Toffales was the Senior Vice President, Corporate Marketing and President of DRS Systems Company. From 1994 to 1999, Mr. Toffales was Vice President of Business Development and Advanced Programs at Lockheed Martin Fairchild Systems. Prior to that, Mr. Toffales was the Vice President of Imaging and Space Programs for Loral Corporation. Mr. Toffales received a B.E. degree in electrical engineering from the City College of New York.

New Director

William P. Rutledge, age 63, will be elected as a director of our board and appointed as a member of our audit committee and our nominating and governance committee prior to the consummation of this offering. Mr. Rutledge was Chairman of our predecessor from 1999 to 2004. Prior to 1998, he was President and Chief Executive Officer of Allegheny Teledyne. He is also a director of AECOM, Inc., First Federal Bank of California and Sempra Energy, Inc. He is a Trustee of Lafayette College and St. John's Hospital and Health Center Foundation.

BOARD STRUCTURE AND COMPENSATION

Board Composition

After the consummation of this offering, because Cypress will own more than 50% of our stockholder voting power, we will qualify for the ‘‘controlled company’’ exception of Nasdaq National Market Rule 4350(c), which provides that so long as Cypress continues to own more than 50% of our stockholder voting power, we will be exempt from the rules that would otherwise require that our board of directors consist of a majority of ‘‘independent directors,’’ as defined under Nasdaq National Market rules, and that our compensation committee and nominating committee consist of only ‘‘independent directors.’’ We intend to avail ourselves of the ‘‘controlled company’’ exception for so long as Cypress continues to own more than 50% of our stockholder voting power. In the event that Cypress' stockholder voting power falls to 50% or less, we intend to comply with the Nasdaq National Market's majority independent director and compensation and nominating committee requirements.

The ‘‘controlled company’’ exception does not modify the independence requirements for the audit committee, and we intend to comply with the requirements that our audit committee be composed of three independent directors within the transition period provided by Securities and Exchange Commission rules and Nasdaq National Market rules.

Upon consummation of this offering, our board will consist of six directors and will be divided into three classes as described below, with each director serving a three-year term and one class being elected at each year's annual meeting of stockholders. Messrs. Hughes and Toffales will serve initially as Class I directors (with a term expiring at our annual stockholders meeting to be held in 2007). Messrs. Rutledge and Targoff will serve initially as Class II directors (with a term expiring at our annual stockholders meeting to be held in 2008). Messrs. Caldarelli and Finley will serve initially as Class III directors (with a term expiring at our annual stockholders meeting to be held in 2009). Our amended and restated bylaws will provide that our board of directors consist of no less than 3 or more than 15 persons. The exact number of members on our board of directors will be determined from time to time by resolution of our board of directors.

Board Committees

Our board of directors currently has a standing audit committee, compensation committee and executive committee. Prior to the consummation of this offering our board of directors will establish a nominating and governance committee. Prior to the consummation of this offering, our board of directors will adopt new charters for each of these committees. The following is a brief description of our committees.

Management

Audit Committee

Messrs. Finley, Hughes and Targoff are the current members, and Mr. Targoff is the current chairperson, of our audit committee. Upon consummation of this offering, Messrs. Finley, Rutledge and Targoff will serve as members of our audit committee and Mr. Targoff will continue to serve as the chairperson of the committee. Messrs. Targoff and Rutledge currently meet the independence and experience requirements, and Mr. Finley currently meets the experience requirements, of the Nasdaq National Market and the Securities and Exchange Commission rules. In addition, Mr. Targoff qualifies as an audit committee financial expert under the rules of the Securities and Exchange Commission. We will be required to have one independent director on the audit committee during the 90-day period beginning on the date of effectiveness of the registration statement filed with the Securities and Exchange Commission in connection with this offering and of which this prospectus is a part. After such 90-day period and until one year from the date of effectiveness of the registration statement, we are required to have a majority of independent directors on the audit committee. Thereafter, the audit committee will be required to be composed entirely of independent directors. Within one year after the date of this offering, our board of directors will appoint a new independent member to the audit committee to replace Mr. Finley if Mr. Finley is ineligible to continue to serve on our audit committee after the expiration of such one-year period.

Following the consummation of this offering, the functions of our audit committee will include:

meeting with our management periodically to consider the adequacy of our internal controls and the objectivity of our financial reporting;

engaging, and pre-approving audit and non-audit services to be rendered by, our independent auditors;

recommending to our board of directors the engagement of our independent auditors and oversight of the work of our independent auditors;

reviewing our financial statements and periodic reports and discussing the statements and reports with our management, including any significant adjustments, management judgments and estimates, new accounting policies and disagreements with management;

establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls and auditing matters;

advising our board of directors regarding compliance with laws and regulations and our Code of Legal and Ethical Conduct; and

reviewing and approving all related-party transactions in accordance with the rules of The Nasdaq National Market.

Compensation Committee

Messrs. Finley and Targoff are the current members, and Mr. Finley is the current chairperson, of our compensation committee. Upon the consummation of this offering, Messrs. Finley and Targoff will continue to serve as members of our compensation committee, and Mr. Finley will continue serving as the chairperson of the committee.

Following the consummation of this offering, the functions of our compensation committee will include:

reviewing and, as it deems appropriate, recommending to our board of directors, policies, practices and procedures relating to the compensation of our directors and executive officers and the establishment and administration of certain of our employee benefit plans;

exercising authority under certain of our employee benefit plans; and

reviewing and approving executive officer and director indemnification and insurance matters.

Nominating and Governance Committee

Prior to the consummation of this offering, we will establish a nominating and governance committee. Upon the consummation of this offering, Messrs. Finley and Rutledge will serve as members of our nominating and governance committee, and Mr. Finley will serve as the chairperson of the committee.

Management

Following the consummation of this offering, the functions of our nominating and governance committee will include:

identifying qualified candidates to become members of our board of directors;

recommend for selection by our board of directors candidates for election or reelection to our board of directors at any meeting of stockholders at which directors are to be elected;

recommend for selection by our board of directors candidates to fill vacancies on our board of directors;

developing and recommending to our board of directors our corporate governance guidelines; and

overseeing the evaluation of our board of directors.

Executive Committee

Messrs. Caldarelli, Finley and Targoff are the current members, and Mr. Targoff is the chairperson, of our executive committee. Following the consummation of this offering, Messrs. Caldarelli, Finley and Targoff will continue to serve as members of our executive committee, and Mr. Caldarelli will serve as the chairperson of the committee.

Following the consummation of this offering, the executive committee, on behalf of our board of directors, will exercise the full powers and prerogatives of our board of directors to the extent permitted by applicable law and our amended and restated certificate of incorporation and our amended and restated bylaws, between board meetings.

Director Compensation

Directors that are neither our officers nor principals or employees of Cypress (outside directors) currently receive compensation of $32,500 per year, plus $1,250 for each board or committee meeting attended, as well as health care insurance benefits with an annual value of approximately $15,000, with the actual amount varying depending on the number of family members covered. Directors are reimbursed for out-of pocket expenses incurred in connection with attending meetings of our board of directors and its committees. Outside directors also are entitled to receive options to purchase shares of common stock of CPI International under the 2004 Stock Incentive Plan. During fiscal year 2004, 8,014 options were granted each to Mr. Targoff and Mr. Toffales. The exercise price of the options is the fair value on the date of grant, and such options vest at a rate of 20% per year and expire ten years from the date of grant. Directors that are not outside directors do not currently receive any compensation directly for their service on the board of directors.

Messrs. Toffales and Targoff were each awarded $25,108 representing a special bonus approved by our board of directors in December 2005.

During fiscal year 2004, Mr. Toffales also provided consulting services to us and was paid fees of $22,500 plus related out-of pocket expenses.

The following director compensation will apply following the consummation of this offering. Directors who are not employees will receive an annual cash retainer of $35,000, payable in four quarterly installments to directors in office at the end of each quarter. The Chairman of the Board will receive additional annual compensation of $7,500. The chairpersons of the audit committee, compensation committee and nominating and governance committee will receive additional annual compensation of $7,500, $2,500 and $2,500, respectively. Members of the audit committee, other than the chairperson, will receive additional annual compensation of $4,000.

In addition, we will provide our directors with $20,000 worth of restricted common stock for each year of service. The stock would vest upon the completion of one year of service (or, if earlier, upon the death or disability of the director). Directors may instead elect to receive a grant of $60,000 worth of restricted common stock once every three years, which will vest in three equal annual installments.

In addition, upon joining the board of directors for the first time, a director will receive a one-time grant of options to purchase          shares of common stock, which will vest in three equal annual installments.

Management

Directors will receive a fee of $1,250 for each regularly scheduled board meeting they attend ($500 if they attend telephonically) and $1,250 for each special board meeting they attend (no fee if they attend telephonically). Members of board committees will receive a fee of $1,000 for each regularly scheduled committee meeting they attend ($500 if they attend telephonically) and $1,250 for each special committee meeting they attend (no fee if they attend telephonically). Committee members will not receive separate compensation for any committee meetings that occur on the same date as a board meeting. Directors will be reimbursed for travel and lodging expenses incurred in connection with attending meetings of the board of directors and its committees.

Directors who so elect will be eligible to participate in our health insurance plans on the same terms as our employees. Cash compensation for any director who elects this coverage will be reduced by the cost to us of providing such coverage.

Compensation Committee Interlocks and Insider Participation

In March 2004, our board of directors designated our compensation committee. Michael Finley and Michael Targoff are, and since March 2004 have been, the members of our compensation committee.

EXECUTIVE COMPENSATION

Summary compensation table

The following table shows certain information concerning compensation earned by our Chief Executive Officer and our next four most highly compensated executive officers (the ‘‘named executive officers’’) for each of the last three fiscal years.

		Annual Compensation				Long-Term Compensation
Name and Principal Position	Fiscal Year	Salary	Bonus(a)	Other Annual Compensation(b)		Securities Underlying Options # of shares	All Other Compensation(c)
O. Joe Caldarelli	2005	$445,500	$1,143,438		*	—	$35,938
Chief Executive Officer	2004	360,000	1,203,310		*	187,005	75,455
	2003	324,000	792,000	$296,000		89,050	24,843
Robert A. Fickett	2005	280,000	650,750		*	—	21,788
Chief Operating Officer and	2004	250,000	800,500		*	115,765	20,323
President	2003	255,008	421,875	216,458		53,430	20,697
Joel A. Littman	2005	200,000	385,750		*	—	14,341
Chief Financial Officer, Treasurer and	2004	160,000	475,500		*	67,678	11,519
Secretary	2003	161,518	217,200	176,958		26,715	11,031
Don C. Coleman	2005	175,000	240,750		*	—	12,704
Vice President	2004	159,000	327,720		*	35,620	11,421
	2003	160,519	178,875	101,025		17,810	10,923
Mike Cheng	2005	171,000	160,750		*	—	12,274
Vice President	2004	155,000	292,887		*	35,620	11,030
	2003	156,354	174,375	109,125		17,810	10,387

*

Did not exceed the lesser of $50,000 or 10% of the total annual salary and bonus reported for the named executive officer.

(a)

See ‘‘—Management incentive plan.’’ In addition to bonuses under our management incentive plan, fiscal year 2004 also includes a bonus paid by our predecessor to O. Joe Caldarelli of $500,000, Robert A. Fickett of $300,000, Joel A. Littman of $200,000, Don C. Coleman of $100,000 and Mike Cheng of $100,000 as transaction bonuses in connection with the closing of our January 2004 merger.

(b)

Includes amounts paid for personal benefits and amounts reimbursed for the payment of taxes on certain perquisites. Amounts that represent at least 25% of the total amount of Other Annual Compensation are described separately below. Fiscal year 2003 also includes compensation expense for: O. Joe Caldarelli of $276,500, Robert A. Fickett of $197,500, Joel A. Littman of $158,000, Don C. Coleman of $79,000 and Mike Cheng of $79,000 that was attributable to shares of our predecessor's common stock purchased by the respective named executive officers at a price that was subsequently determined to be at below fair value.

Management

(c)

Consists of (1) company contributions to our 401(k) plan and non-qualified deferred compensation plan for named executive officers, except Mr. Caldarelli, (2) company contributions to the defined benefit plan for Mr. Caldarelli, and (3) company-paid premiums for group life insurance for each of the named executive officers.

Stock option grants in fiscal year 2005

In fiscal year 2005, no options were granted to the named executive officers.

Aggregate option exercises in last fiscal year and fiscal year-end option values

The following table provides information concerning stock option exercises by each of the named executive officers during the fiscal year ended September 30, 2005 and information concerning unexercised options held by these officers at the end of the fiscal year. The value was calculated by determining the difference between the fair value of underlying securities and the exercise price.

Name	Shares Acquired On Exercise	Value Realized	Number of Securities Underlying Unexercised Options at Fiscal Year-End		Value of Unexercised In-the-Money Options at Fiscal Year-End
			Exercisable	Unexercisable	Exercisable	Unexercisable
O. Joe Caldarelli	—	—	225,048	67,678	$8,513,919	$2,176,524
Robert A. Fickett	—	—	139,030	39,182	5,217,781	1,260,093
Joel A. Littman	—	—	77,028	21,372	2,837,529	687,324
Don C. Coleman	—	—	46,484	10,686	1,739,258	343,662
Mike Cheng	—	—	52,540	10,686	2,008,811	343,662

2004 Stock Incentive Plan

In January 2004 we established our 2004 Stock Incentive Plan to provide an incentive for key employees, consultants, advisors and directors of CPI International and its subsidiaries and reserved 623,350 shares of CPI International's common stock for issuance under the 2004 Stock Incentive Plan. In September 2004, we amended the 2004 Stock Incentive Plan to increase the shares reserved for issuance thereunder by 89,050. Awards under the 2004 Stock Incentive Plan may include stock options, stock appreciation rights, restricted stock, stock awards or any combination thereof. Options granted under the 2004 Stock Incentive Plan may be non-qualified stock options or incentive stock options, as determined by the compensation committee of the board of directors. The option price will be determined by the compensation committee, but with respect to incentive stock options, will not be less than the fair market value on the date of grant. For employees holding more than 10% of the voting rights of all classes of stock, the exercise price of incentive stock options may not be less than 110% of the fair market value of the common stock on the date of grant and the options will not be exercisable later than five years from the date of grant.

Options granted under the 2004 Stock Incentive Plan include both fixed and performance awards and expire ten years from the date of grant. The fixed awards vest at a rate of 20% to 25% per year. The performance awards were scheduled to vest at a rate of 20% to 25% per year subject to our meeting performance targets as of the last day of the fiscal year ending immediately prior to the performance vesting date. However, in September 2005, the compensation committee of our board of directors approved the acceleration of vesting of all outstanding performance options. The purpose of the acceleration was to reward management for its performance.

In March 2005, pursuant to the terms of the 2004 Stock Incentive Plan, adjustments were made to the options outstanding under this plan to reflect the special cash dividend paid to our stockholders in connection with the offering of our floating rate senior notes. As a result of these adjustments, the exercise price of the options outstanding under the 2004 Stock Incentive Plan was adjusted by dividing the prior exercise price of such options by 1.781, the number of shares issuable upon exercise of those options was adjusted by multiplying the number of shares previously issuable pursuant to the options by 1.781, and the total number of shares reserved for issuance under that plan was also increased by a factor of 1.781. All stock option numbers in this prospectus reflect these adjustments.

In accordance with FASB Interpretation 44, ‘‘Accounting for Certain Transactions Involving Stock Compensation,’’ we determined that there were no accounting consequences for the adjustments made to the

Management

number of options issued and their respective exercise prices. It was determined that the aggregate intrinsic value of the stock options immediately after the adjustment was not greater than the aggregate intrinsic value of the stock options immediately before the adjustment, and the ratio of exercise price per share to the market value was not reduced.

2000 Stock Option Plan

Our 2000 Stock Option Plan was originally adopted by our predecessor. In connection with our January 2004 merger, we assumed the 2000 Stock Option Plan, and stock options outstanding under the 2000 Stock Option Plan became 100% vested on January 23, 2004, the merger closing date. Holders of options under our predecessor's 2000 Stock Option Plan were offered the opportunity to either (1) roll over their stock options to purchase common stock of the predecessor into options to purchase common stock of CPI International pursuant to option rollover agreements or (2) exercise their stock options. Management, including Messrs. Caldarelli, Fickett, Coleman, Littman, Cheng and Beighley, collectively elected to rollover options to purchase 298,341 shares of our predecessor's common stock at prices ranging from $0.62 to $2.25 per share. The rollover options are subject to the terms of the 2000 Stock Option Plan, and, among other things, have a ten year expiration period and are subject to transferability restrictions and continued employment. No further options will be granted under the 2000 Stock Option Plan. In March 2005, pursuant to the terms of the 2000 Stock Option Plan, adjustments were made to the options outstanding under this plan to reflect the special cash dividend paid to our stockholders in connection with the offering of the floating rate senior notes. As a result of these adjustments, the exercise price of the options outstanding under the 2000 Stock Option Plan was adjusted by dividing the prior exercise price of such options by 1.781, the number of shares issuable upon exercise of those options was adjusted by multiplying the number of shares previously issuable pursuant to the options by 1.781, and the total number of shares reserved for issuance under that plan was also increased by a factor of 1.781. All stock option numbers in this prospectus reflect these adjustments.

Management Incentive Plan

Under our management incentive plan, we have paid annual bonuses upon the achievement of certain financial performance and individual goals. Financial performance goals are based upon adjusted EBITDA and/or cash flow calculations for the relevant fiscal year. Our management incentive plan has been reviewed and approved annually by the compensation committee of the board of directors. After the 2006 fiscal year, we will discontinue our management incentive plan for our executive officers and in lieu thereof make performance awards to our executive officers under our 2006 Equity and Performance Incentive Plan.

2006 Equity and Performance Incentive Plan

Prior to the consummation of this offering, we expect to adopt the CPI International, Inc. 2006 Equity and Performance Incentive Plan (the "2006 Plan"), for grants to be made to participants following the consummation of this offering. The purpose of our 2006 Plan is to give us a competitive edge in attracting, retaining and motivating employees, directors and consultants and to provide us with a stock plan providing incentives related to key financial parameters as determined by our compensation committee.

Effective immediately on our adoption of the 2006 Plan, we will cease making new grants under our 2004 Stock Incentive Plan.

Shares Subject to the 2006 Plan

The 2006 Plan provides for an aggregate of up to             shares of our common stock to be available for awards, plus the number of shares subject to awards granted under our 2004 Stock Incentive Plan that are forfeited, expire or are cancelled after the effective date of the 2006 Plan. In addition, if any shares subject to an award under the 2006 Plan are forfeited, expire or are cancelled without issuance of such shares, or are received or withheld by us to satisfy tax liabilities arising from the grant or exercise of an option or award, or as a result of the use of shares to pay the option price, the shares shall again be available for awards under the 2006 Plan.

If there is any change in our corporate capitalization or if certain corporate transactions occur, the compensation committee in its sole discretion may make certain determinations or adjustments to the 2006 Plan, including to the number of shares reserved for issuance under our 2006 Plan, the number of shares covered by awards then

Management

outstanding under our 2006 Plan, the limitations on awards under our 2006 Plan, the exercise price of outstanding options and such other equitable determinations or adjustments as it may determine to be appropriate.

Eligibility and Participation

All of our employees (including officers), directors, and consultants are eligible for awards under the 2006 Plan. In any 12-month period, no participant may be granted options or stock appreciation rights with respect to more than              shares, no participant may be granted restricted stock, performance awards and/or other stock unit awards that are denominated in shares with respect to more than             shares, and the maximum dollar value payable to any participant with respect to performance awards and/or other stock unit awards that are valued with reference to cash or property other than shares is $3,000,000.

Administration of the 2006 Plan

Our compensation committee will administer the 2006 Plan. The compensation committee has broad discretion and power in interpreting and operating the 2006 Plan and in determining the employees, directors and consultants who shall be participants, and the terms of any awards under the 2006 Plan. The compensation committee may delegate to one or more directors or officers the authority to grant awards to employees, consultants or officers who are not directors or executive officers.

Types of Awards

Awards under the 2006 Plan may consist of options, stock appreciation rights, restricted stock, other stock unit awards, performance awards, dividend equivalents or any combination of the foregoing.

Type of Options

Two types of options may be granted under the 2006 Plan: options intended to qualify as incentive stock options (ISOs) under Section 422 of the Internal Revenue Code of 1986, as amended (Code), and options that do not qualify as ISOs (NSOs). The maximum aggregate number of shares that may be subject to ISOs will be              shares, and ISOs may only be granted to employees.

Stock Appreciation Rights

A stock appreciation right (SAR) is a right to receive a payment based on the increase in the fair market value of a share after the date of grant, either in the form of cash, shares or both. The compensation committee may award an SAR as part of an option grant or as an independent award.

Restricted Stock

Restricted stock are shares that are granted or sold to a participant that are subject to vesting restrictions based on continued employment and/or attainment of performance goals.

Other Stock Unit Awards

Other stock unit awards are awards valued in whole or part by reference to, or otherwise based on, shares. Other stock unit awards shall be subject to such conditions and restrictions as may be determined by the compensation committee, and may be payable in the form of cash or shares.

Performance Awards

Performance awards are awards that provide payments determined by the achievement of performance goals over a performance period. The compensation committee will determine the relevant performance goals and the performance period.

The performance goals shall be based on the attainment of specified levels of, or growth of, one or any combination of the following factors or an objective formula based on modified calculations of any of the following factors:

net sales;

pretax income before allocation of corporate overhead and bonus;

Management

earnings per share;

net income;

division, group or corporate financial goals;

return on stockholders' equity;

return on assets;

attainment of strategic and operational initiatives;

appreciation in and/or maintenance of the price of the shares or any of our other publicly-traded securities;

market share;

gross profits, earnings before taxes, EBITDA or adjusted EBITDA;

economic value-added models;

comparisons with various stock market indices; and

reductions in costs, and/or return on invested capital.

The performance goals also may be based solely by reference to our performance or the performance of a subsidiary, division or business unit, or based upon the relative performance of other companies or upon comparisons of any of the indicators of performance relative to other companies. In applying the performance goals, unless the committee specifies otherwise when it makes awards, the compensation committee will make adjustments to the relevant measures for items that it determines do not properly reflect our financial performance for these purposes, such as the write-off of debt issuance costs, pre-opening and development costs, gain or loss from asset dispositions, asset or other impairment charges, litigation settlement costs, and other non-routine items. In addition, the compensation committee has discretion to exclude the impact of (a) restructurings, discontinued operations and charges for extraordinary items, (b) an event either not directly related to our operations or not within the reasonable control of our management, or (c) a change in accounting standards required or recommended by generally accepted accounting principles.

Dividend Equivalents

The compensation committee may determine that a participant who receives an award will also be entitled to receive, currently or on a deferred basis, cash, stock or other property dividends, or cash payments in amounts equivalent to stock or other property dividends on shares (dividend equivalents) with respect to the number of shares covered by the award. The compensation committee may also provide that such amounts (if any) shall be deemed to have been reinvested in additional shares or otherwise reinvested.

Option and Other Award Price

The purchase price for shares covered by each option shall not be less than 100% of the fair market value of such shares on the date of grant, but if an ISO is granted to a holder of 10% or more of our stock or the stock of our subsidiaries (measured by ownership of voting power), the purchase price of an ISO shall not be less than 110% of the fair market value of such shares on the date of grant. The base price for a stock appreciation right shall not be less than 100% of the fair market value of shares as of the date of grant. The compensation committee may determine the purchase price, if any, for restricted stock, other stock unit awards, and performance awards.

Exercisability of Options and Stock Appreciation Rights; Vesting of Restricted Stock and
Other Awards

The compensation committee shall determine when and under what conditions any option or stock appreciation right shall become exercisable and when restricted stock, other stock unit awards, and performance awards shall become vested. However, the aggregate fair market value of shares of our common stock (determined at the date of grant) for which ISOs (whenever granted) are exercisable for the first time by a participant during any calendar year shall not exceed $100,000; any options in excess of this limit shall be treated as NSOs. The

Management

purchase price of shares on the exercise of an option shall be paid in full at the time of exercise in cash, or, subject to the approval of the compensation committee and subject to applicable law, by the delivery of shares of common stock already owned by the participant, through a "broker's" exercise involving the immediate sale or pledge of shares with a value sufficient to pay the exercise price, or by any other method permitted by applicable law. The compensation committee shall determine the form of any payment for restricted stock, other stock unit awards, and performance shares.

Duration of Options and Stock Appreciation Rights

Each option or stock appreciation right shall expire on the date specified by the compensation committee, but all options and stock appreciation rights shall expire within 10 years of the date of grant. ISOs granted to our 10% stockholders (measured by ownership of voting power) shall expire within five years from the date of grant.

No Repricing

The compensation committee has no authority to reprice any option, to reduce the base price of any stock appreciation right, or cancel any option when the fair market value of shares is less than the option's exercise price per share.

Assignability of Options, Stock Appreciation Rights and Other Awards

Any award issued under the 2006 Plan (other than an ISO) shall be nontransferable by the participant, other than by will or the laws of descent and distribution, except as the compensation committee may determine in its discretion. An ISO granted under the 2006 Plan will not be transferable by the participant other than by will or the laws of descent and distribution, and shall be exercisable during the participant's lifetime only by him or her.

Duration, Termination and Amendment of the 2006 Plan

The 2006 Plan will continue in effect for 10 years after adoption. Our board of directors may suspend, amend or terminate the 2006 Plan at any time. However, stockholder approval for amendments will be necessary if required by law or by the listing standards of the Nasdaq National Market. No amendment, suspension or termination of the 2006 Plan will impair any rights under any award previously granted without the consent of the affected participant.

2006 Employee Stock Purchase Plan

We will adopt our 2006 employee stock purchase plan, or the purchase plan, to become effective immediately before the completion of this offering. The purchase plan will terminate at the time that all of the shares of our common stock then reserved for issuance under the purchase plan have been issued under the terms of the purchase plan, unless the purchase plan's administrator terminates it earlier. The purchase plan provides a means by which employees may purchase our common stock through payroll deductions, and is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Code.

Share Reserve

An aggregate of                  shares of our common stock are reserved for issuance under the purchase plan. This number will be adjusted in the event of a stock split, reverse stock split, stock dividend, extraordinary dividend, or similar transaction.

Administration

The purchase plan will be administered by the administrator, which will be our board of directors or a committee of our board of directors. The administrator may delegate its duties to one or more officers or other persons, except that discretionary decisions regarding participants who are executive officers shall be made only by a committee composed of non-employee directors.

Offering

The purchase plan is implemented by offerings of rights to eligible employees. Under the purchase plan, we may specify offerings with a duration of not more than 24 months, and may specify shorter purchase periods within each offering.

Management

Employees participating in the plan may purchase stock for their accounts according to a price formula set by the administrator before the applicable offering period. The price per share will be equal to a fixed percentage (which may not be lower than 85%) of the fair market value of a share of our common stock on the last day of the purchase period in the offering, or the lower of (1) a fixed percentage (not to be less than 85%) of the fair market value of a share of our common stock on the date of commencement of participation in the offering and (2) a fixed percentage (not to be less than 85%) of the fair market value of a share of our common stock on the date of purchase.

Generally, all regular employees, including executive officers, who work more than 20 hours per week may participate in the purchase plan and may authorize payroll deductions of up to 10% of their earnings for the purchase of our common stock under the purchase plan. The Code imposes limitations on the maximum amount of shares that a participant may purchase under the purchase plan during any year.

Corporate Transactions

In the event of certain corporate transactions, all outstanding purchase rights under the purchase plan will be assumed, continued or substituted for by any surviving entity unless the administrator elects to set a new purchase date prior to the corporate transaction, in which case the purchase rights will terminate immediately following such purchase date.

Plan Amendments

The administrator will have the authority to amend or terminate the purchase plan. If the administrator determines that the amendment or termination of an offering is in our best interests and the best interests of our stockholders, then the administrator may terminate any offering on any purchase date, establish a new purchase date with respect to any offering then in progress, amend the purchase plan and the ongoing offering to reduce or eliminate a detrimental accounting treatment, or terminate any offering and refund any money contributed back to the participants. We will obtain stockholder approval of any amendment to the purchase plan as required by applicable law.

Retirement plans

During fiscal year 2003, we established a defined benefit pension plan for our Chief Executive Officer, O. Joe Caldarelli. The amount of annual pension payable to Mr. Caldarelli at age 65 is equal to: (1) 2% of the average of Mr. Caldarelli's highest average indexed earnings for each year of pensionable service before December 31, 1990 plus (2) the aggregate of 2% of Mr. Caldarelli's indexed earnings for each year of pensionable service on or after January 1, 1991. However, the amounts payable to Mr. Caldarelli under the plan cannot exceed the maximum pension limits under the Canadian Income Tax Act, which currently generally limit annual payments to approximately $1,800 (Canadian dollars) for each year of service.

Based on the limits imposed under the Canadian Income Tax Act, we estimate that the annual benefits Mr. Caldarelli would receive pursuant to the pension plan upon retirement at age 65 (assuming continued service until then) would be approximately $66,000 (Canadian dollars).

We maintain the Communications & Power Industries, Inc. Non-Qualified Deferred Compensation Plan for a select group of our executive employees. Under this deferred compensation plan, if a participant's elective deferrals under our 401(k) plan have reached the dollar limit specified in the Code with respect to any plan year, the participant may defer his or her base salary or management bonus award. In addition, we add to a participant's account under the deferred compensation plan an amount equal to a specified percentage of the participant's base salary in excess of the social security taxable wage base. All of the participants' accounts are 100% vested. Each participant will receive a distribution of the balance of the participant's account as a lump sum cash payment within one year of his or her termination of employment for any reason. As of December 30, 2005, the liability under this deferred compensation plan was approximately $135,000.

Current Employment Arrangements

We entered into an employment agreement dated March 19, 2002 with O. Joe Caldarelli. Pursuant to the employment agreement, Mr. Caldarelli is entitled to receive a base salary of $300,000. The board of directors has since approved periodic increases. Mr. Caldarelli is entitled to participate in our management incentive plan

Management

described above (see ‘‘—Management incentive plan’’) and has a target bonus of one times his base salary. If we terminate Mr. Caldarelli's employment (other than due to his conviction of a felony offense), he will be entitled to continued payment of base salary for a minimum of 18 months and a maximum of 30 months. During the severance period, Mr. Caldarelli generally will continue to participate in medical and all other benefit programs and will be entitled to receive his management incentive award for the entire year in which he is terminated.

We entered into substantially similar employment agreements, each dated September 30, 2002, with Robert A. Fickett and Joel A. Littman. Mr. Fickett is entitled to receive a base salary of $250,000 and Mr. Littman is entitled to receive a base salary of $144,000. These agreements include provisions for the base salary to be reviewed and adjusted at least annually. Each employment agreement provides that the executive is eligible to participate in the management incentive plan. Pursuant to each employment agreement, if we terminate the executive's employment (other than due to his conviction of a felony offense), the executive will be entitled to continued payment of base salary for 18 months. During the severance period, the executive generally will continue to participate in medical and all other benefit programs and will be entitled to receive his management incentive award for the entire year in which he is terminated.

We have employment letters, each dated November 2, 2002, with Don C. Coleman and Mike Cheng, which provide for an annual base salary of $159,000 and $155,000, respectively. Our current practice is for each base salary to be reviewed and adjusted as appropriate. Each employment letter provides that the executive is entitled to participate in our Management Incentive Plan. Pursuant to each employment letter, if the executive is terminated without cause at any time during the two-year period following a change in control event, upon the executive's execution of a general release, he will be entitled to continued payment of base salary and the continuation of employee benefits for 12 months, 100% of the management incentive award that otherwise would have been earned by him, and full outplacement services.

New Employment Agreements

We will enter into new employment agreements with each of Messrs. Caldarelli, Fickett and Littman prior to the consummation of this offering. These new agreements will supersede their existing employment agreements described above. The term of the employment agreements with each of Messrs. Caldarelli, Fickett and Littman will commence upon the consummation of this offering and will continue for a three-year period thereafter. The agreements will be automatically extended for additional one-year periods thereafter, unless we or the executive give notice of non-renewal at least six months prior to the end of the term.

Messrs. Caldarelli, Fickett and Littman will receive a base salary of $550,000 Canadian (approximately $478,500 U.S. Dollars based on current exchange rates), $300,000 and $230,000, respectively, subject to upward adjustment by our board of directors in its sole discretion, and each of these executive officers will be eligible to receive an annual cash bonus through participation in our management incentive plan, as in effect from time to time, and awards through our 2006 Plan. For the 2006 fiscal year, the target bonuses for Messrs. Caldarelli, Fickett and Littman under our management incentive plan are 1, 0.75 and 0.6, respectively, times their respective base salaries. Each of these executive officers will be eligible to participate in our other benefit plans, policies and programs.

If the employment of any of these executive officers is terminated by us without "cause" or by the executive officer for "good reason" (as each term is defined in the applicable employment agreement), as applicable, then the executive officer will be entitled to receive severance payments as described below and a continuation of benefits. If the termination occurs more than six months after the beginning of a fiscal year, then the executive officer will be eligible to receive a prorated bonus for the year of termination. In addition, all unvested options and other equity awards will immediately become vested.

Except as noted below, the aggregate severance payments will be equal to a specified multiple times the sum of the executive's base salary and the average value of the management incentive plan and other performance bonuses received by the executive for the three fiscal years preceding the termination date. The applicable multiples for Messrs. Caldarelli, Fickett and Littman are 2, 1.5 and 1.5 respectively. If the employment of any of these executive officers is terminated by us without "cause" or by the executive officer for "good reason" within the two-year period following a "change of control" (as defined in the applicable employment agreement), then

Management

the executive officer will be entitled to receive aggregate severance payments equal to a specified multiple times the sum of the executive's base salary and the highest management incentive plan or other performance bonus received by the executive during the three fiscal years preceding the termination date. The applicable multiples for Messrs. Caldarelli, Fickett and Littman in this case are 2.5, 2 and 2 respectively. The severance payments will be made in three equal payments on the dates that are one month, six months and 12 months after termination. However, if section 409A of the Internal Revenue Code of 1986, as amended, applies to the payments, then the first two payments will be made on the six-month anniversary of the date of termination.

In addition, in the case of a termination without "cause" or a resignation for "good reason," Messrs. Caldarelli, Fickett and Littman will be eligible to continue receiving certain benefits for 24 months, 18 months and 18 months, respectively, following termination. If the termination occurs within the two-year period following a "change of control" the applicable benefit continuation periods for Messrs. Caldarelli, Fickett and Littman will be 30, 24 and 24 months, respectively.

Following the termination of employment of any of the executive officers without "cause," or a resignation for "good reason," the executive officer will be subject to a post termination non-compete covenant, a post-termination covenant not to hire or attempt to hire any of our employees, and a post-termination covenant not to solicit any of our current or potential customers. The duration of these covenants will be equal to the duration of the post-termination period during which we are obligated to provide benefits as described in the preceding paragraph.

If any payments made by us to Mr. Caldarelli, Fickett or Littman would result in the imposition of the "golden parachute tax" under Section 280G of the Internal Revenue Code, then we will reimburse the executive officer for the amount of the tax, on a grossed-up basis to cover any taxes on the reimbursement payment. However, if a reduction in severance of 10% or less would eliminate the "golden parachute tax," then the severance will be reduced to eliminate the tax and no reimbursement will be provided.

Certain relationships and related party transactions

MANAGEMENT STOCKHOLDERS AGREEMENT

We, Cypress, our outside directors and certain of our executive officers (together with certain of our outside directors, ‘‘management stockholders’’) entered into a management stockholders agreement dated as of January 23, 2004. This agreement contains restrictions on transfer, rights to repurchase shares of common stock held by such management stockholders upon their termination of employment, tag-along rights on certain transfers of common stock by Cypress, drag-along rights in favor of Cypress, rights of first refusal on transfers of common stock by management stockholders, call rights, voting agreements and non-competition and non-solicitation covenants. This agreement also contains "piggyback" registration rights in favor of the management stockholders and imposes certain "lockup" restrictions on such stockholders.

We will amend the management stockholders prior to the consummation of this offering. All provisions of the management stockholders' agreement will terminate other than the registration rights and "lock-up" provisions.

The amended agreement will grant the management stockholders and certain of their permitted transferees customary ‘‘piggyback’’ registration rights. If at any time during the two-year period after this offering we propose to register any common stock under the Securities Act (pursuant to a demand or otherwise) other than on a registration statement on Form S-4 or S-8, or in connection with an exchange offer, then the management stockholders may elect to include in, or ‘‘piggyback’’ on, the registration all or a portion of the shares of our common stock held by them. The managing underwriter, if any, of the offering pursuant to the registration will have the right to limit the number of shares to be included by the management stockholders. In addition, the management stockholders may not (1) sell shares in a public offering if the managing underwriters determine in their reasonable judgment that such participation would have an adverse effect on such offering, or (2) exercise piggyback rights to the extent that the exercise would result in a sale by a management stockholder, on a cumulative basis, of a greater percentage of such management stockholder's common stock than the percentage sold by Cypress. In addition, we would bear all registration expenses incurred in connection with these registrations, and the selling stockholders would pay all underwriting fees, discounts, and commissions applicable to the sale of their securities. In addition, the amended agreement will provide that no further employees will become eligible for registration rights thereunder.

The amended management stockholders agreement will impose ‘‘lock-up’’ restrictions on the management stockholders, generally preventing them from selling our common stock during certain periods following registered offerings of our common stock that take place during the two-year period after this offering.

REGISTRATION RIGHTS AGREEMENT

We entered into a registration rights agreement with Cypress on January 23, 2004. We will amend this registration rights agreement prior to the consummation of this offering. Under the amended registration rights agreement Cypress and its affiliates and certain persons who acquire our common stock from them (the ‘‘Cypress Holders’’) will have the right, subject to certain limitations, at any time on or after the date that is 180 days after this offering, to demand that we file a registration statement under the Securities Act covering all or a portion of such Cypress Holder's shares of our common stock. The Cypress Holders may not make more than six demands.

In addition, the amended registration rights agreement will grant the Cypress Holders customary ‘‘piggyback’’ registration rights. If at any time after this offering we propose to register any common stock under the Securities Act (pursuant to a demand or otherwise) other than on a registration statement on Form S-4 or S-8, or in connection with an exchange offer, each of the Cypress Holders may elect to include in, or ‘‘piggyback’’ on, the registration all or a portion of the shares of our common stock held by such Cypress Holders. However, the managing underwriter, if any, of the offering pursuant to the registration has the right to limit the number of shares to be included by these holders. In connection with an offering of common stock, we will agree to indemnify the selling Cypress Holders and their controlling persons against certain liabilities, including liabilities under the Securities Act. In addition, we will bear all registration expenses incurred in connection with these

Certain relationships and related party transactions

registrations. The selling stockholders will pay all underwriting fees, discounts, and commissions applicable to the sale of their securities. For the first two demand registrations that are underwritten offerings, we will agree to use our commercially reasonable efforts to make senior management available for road show presentations.

FEE AGREEMENTS

In connection with our January 2004 merger, we paid $0.3 million to Chris Toffales, one of our directors. The financial advisory fees paid to Chris Toffales were for services performed prior to his appointment to our board of directors.

In connection with the merger, we entered into a transaction fee agreement with Cypress Advisors, which is an affiliate of Cypress Associates II, LLC, the general partner of Cypress Merchant Banking Partners II L.P., which is our majority stockholder, relating to certain structuring and advisory services that Cypress Advisors provided to us for aggregate transaction and advisory fees of $2.5 million, which was paid when the merger was consummated. We agreed to indemnify Cypress Advisors and its affiliates, directors, officers and representatives for losses relating to the services contemplated by the transaction fee agreement and the engagement of Cypress Advisors pursuant to, and the performance by it of the services contemplated by, the transaction fee agreement. Two of our directors, Jeffrey Hughes and Michael Finley, are officers of Cypress Advisors.

Our predecessor and Leonard Green & Partners, L.P., which is an affiliate of the general partner of Green Equity Investors II, L.P., the predecessor's former majority stockholder, were parties to a management services agreement pursuant to which our predecessor was required to pay to Leonard Green & Partners, L.P. an annual amount equal to approximately $0.4 million, plus out-of-pocket expenses. Certain individuals who were stockholders of the general partner of Leonard Green & Partners, L.P. were members of our predecessor's and Communications & Power Industries' board of directors. The management services agreement provided for management, consulting and financial planning services, including assistance in strategic planning, providing market and financial analyses, negotiating and structuring financing and exploring expansion opportunities. During fiscal year 2003 and for the 16-week period ended January 22, 2004, our predecessor paid Leonard Green & Partners, L.P. an amount of $0.4 million and $0.1 million, respectively, of annual fees. In addition, in connection with and upon consummation of the merger, pursuant to the management services agreement, our predecessor paid Leonard Green & Partners, L.P. a transaction fee of $1.2 million. The management services agreement was terminated when the merger was consummated.

OTHER AGREEMENTS AND ARRANGEMENTS

In March 2004, Mr. Targoff and Mr. Toffales, both of which were at such time and currently are our directors, purchased 21,256 and 3,188 shares of our common stock, respectively, at a price of $23.52 per share, which was the same purchase price paid by Cypress for shares of our common stock in connection with their investment in January 2004.

In connection with our predecessor's 1995 management equity plan, certain executive officers of our predecessor elected to pay a portion of the purchase price for the shares of the predecessor's common stock purchased by them pursuant to such plan by delivery of a secured promissory note to the predecessor. The aggregate principal amount of these promissory notes was $0.9 million as of October 3, 2003. In connection with our January 2004 merger, these promissory notes and accrued interest were paid in full and cancelled.

Principal and selling stockholders

The following table shows information known to us with respect to the beneficial ownership of our common stock as of                         , 2006 as adjusted to reflect the sale of the shares of common stock offered, by:

each of our directors;

each named executive officer;

all of our directors and executive officers as a group;

each person or group of affiliated persons whom we know to beneficially own more than 5% of our common stock; and

the selling stockholders.

Beneficial ownership and percentage ownership are determined in accordance with the rules of the Securities and Exchange Commission. This information does not necessarily indicate beneficial ownership for any other purpose. In computing the number of shares beneficially owned by a person and the percentage ownership of that person's shares of common stock, underlying options and warrants that are exercisable within 60 days of                         , 2006 are considered to be outstanding. To our knowledge, except as indicated in the footnotes to this table and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them.

Percentage of beneficial ownership before this offering is based on 4,275,566 shares of our common stock outstanding as of                         , 2006. Percentage of beneficial ownership after this offering is based on                      shares outstanding immediately after this offering, after giving effect to sale of shares of our common stock in this offering.

The address for those individuals for which an address is not otherwise indicated is: c/o CPI International, Inc., 811 Hansen Way, Palo Alto, California 94303.

Principal and selling stockholders

	Shares Beneficially Owned Prior to this Offering			Shares Beneficially Owned Upon Consummation of this Offering			Shares Beneficially Owned Upon Consummation of this Offering (Assuming Exercise in Full of the Underwriters' Over-Allotment Option)
Name of Beneficial Owner	Number of Shares	Number of Shares Subject to Options	Percent of Class	Number of Shares	Number of Shares Subject to Options	Percent of Class	Number of Shares	Number of Shares Subject to Options	Percent of Class
Cypress Associates II LLC(1)	4,242,620		99.2%
Cypress Merchant Banking Partners II L.P.(1)	4,032,289		94.3%
Cypress Merchant B II C.V.(1)	171,419		4.0%
55th Street Partners II L.P.(1)	38,912		*
Cypress Side-by-Side LLC(2)	8,502		*
Michael F. Finley(1)	4,242,620	—	99.2%
Jeffrey P. Hughes(1)	4,242,620	—	99.2%
Michael Targoff	21,256	3,206	*
Chris Toffales	3,188	3,206	*
O. Joe Caldarelli		241,968	5.4%
Robert A. Fickett		148,826	3.4%
Joel A. Littman		82,371	1.9%
Mike Cheng		55,212	1.3%
Don C. Coleman		49,156	1.1%
Andrew E. Tafler		23,705	*
John Beighley		30,811	*
Executive officers and directors as a group (11 people)	24,444	638,462	13.4%

*

Represents less than 1% of total.

(1)

Shares shown as beneficially owned by Cypress Associates II LLC (Cypress Associates) consist of 4,032,289 shares owned by Cypress Merchant Banking Partners II L.P., 171,419 shares owned by Cypress Merchant B II C.V. and 38,912 shares owned by 55th Street Partners II L.P. (collectively, the "Cypress Funds"). Cypress Associates is the managing general partner of Cypress Merchant B II C.V. and the general partner of Cypress Merchant Banking Partners II L.P. and 55th Street Partners II L.P., and has voting and investment power over the shares held or controlled by each of these funds. Messrs. Jeffrey P. Hughes, James L. Singleton, David P. Spalding and James A. Stern, each of whom is a managing member of Cypress Associates, may be deemed to share beneficial ownership of the shares shown as beneficially owned by Cypress Associates and by the Cypress Funds. In addition, Messrs. Finley and Hughes are members of the investment committee that exercises voting control over the shares owned by the Cypress Funds. Each of the foregoing individuals disclaims benficial ownership of the shares shown as beneficially owned by Cypress Associates and the shares shown as beneficially owned by the Cypress Funds. The address of Cypress Associates and each of the Cypress Funds is c/o The Cypress Group L.L.C., 65 East 55th Street, 28th Floor, New York, NY 10022.

(2)

Cypress Side-By-Side LLC is a sole member limited liability company of which Mr. James A. Stern is the sole member. The address of Cypress Side-By-Side LLC is c/o  The Cypress Group L.L.C., 65 East 55th Street, 28th Floor, New York, NY 10022.

Description of capital stock

The following is a description of the material terms of our amended and restated certificate of incorporation and amended and restated bylaws, as each is anticipated to be in effect upon the consummation of this offering. We also refer you to our amended and restated certificate of incorporation and our amended and restated bylaws, copies of which will be filed as exhibits to the registration statement of which this prospectus forms a part.

GENERAL

Our authorized capital stock consists of shares of common stock, par value $0.01 per share, of which shares are issued and outstanding, and shares of preferred stock, par value $0.01 per share, of which no shares are issued and outstanding. We will effect a for-one stock split of our common stock immediately prior to the completion of this offering. Immediately following the completion of this offering, there are expected to be          shares of common stock issued and outstanding (or          shares of common stock if the underwriters exercise their option to purchase up to          additional shares to cover over-allotments in full), and no shares of preferred stock outstanding.

COMMON STOCK

As of                  there were          shares of common stock outstanding, which were held of record by                      stockholders. The holders of common stock are entitled to one vote per share on all matters on which stockholders are generally entitled to vote. Subject to applicable law and to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining available for distribution to the stockholders, subject to prior distribution rights of preferred stock, if any, then outstanding. The holders of common stock do not have preemptive or conversion rights or other subscription rights, and our common stock is not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to the common stock.

PREFERRED STOCK

Our amended and restated certificate of incorporation will authorize our board of directors, without any action by the stockholders, to designate and issue preferred stock in one or more series and to designate the rights, preferences and privileges of each series, which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of such preferred stock. However, the effects might include, among other things:

restricting dividends on the common stock;

diluting the voting power of the common stock;

impairing the liquidation rights of the common stock; or

delaying or preventing a change in control of us without further action by the stockholders.

No shares of our preferred stock will be outstanding immediately following completion of this offering, and we have no immediate plans to issue any preferred stock. The issuance of any of our preferred stock could provide needed flexibility in connection with possible acquisitions and other corporate purposes; however, the issuance could also make it more difficult for a third party to acquire a majority of our outstanding voting stock or discourage an attempt to gain control of us. In addition, the board of directors, without stockholder approval, can issue shares of preferred stock with voting and conversion rights that could adversely affect the voting power and other rights of the holders of common stock. The listing requirements of The Nasdaq National Market, which would apply so long as the common stock is listed on The Nasdaq National Market, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

Description of capital stock

DELAWARE ANTI-TAKEOVER LAW AND CERTAIN CHARTER AND BYLAW PROVISIONS

Provisions of Delaware law and our amended and restated certificate of incorporation and amended and restated bylaws to be adopted immediately prior to the closing of this offering could make the following more difficult:

the acquisition of us by means of a tender offer;

the acquisition of us by means of a proxy contest or otherwise; and

the removal of our incumbent officers and directors.

These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging such proposals because negotiation of such proposals could result in an improvement of their terms.

Classified board of directors

Our amended and restated certificate of incorporation and our amended and restated bylaws will provide for the division of our board of directors into three classes of directors serving staggered three-year terms, with one-third of the board of directors being elected each year.

Stockholder meetings

Our amended and restated certificate of incorporation and our amended and restated bylaws will provide that only the majority of the members of the board of directors, the chairman of the board of directors and the chief executive officer may call special meetings of stockholders.

Requirements for advance notification of stockholder proposals and director nominations

Our amended and restated bylaws will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

No action by written consent

Our amended and restated certificate of incorporation and our amended and restated bylaws will provide that stockholders may only take action at an annual or special meeting of stockholders and may not act by written consent.

Amendment of the Certificate of Incorporation and Bylaws

Our amended and restated certificate of incorporation will provide that the affirmative vote of the holders of at least two thirds (66⅔%) of the voting power of our issued and outstanding capital stock entitled to vote in the election of directors is required to amend the following provisions of our amended and restated certificate of incorporation:

the provisions relating to our classified board of directors;

the provisions relating to the number and election of directors, the appointment of directors upon an increase in the number of directors or vacancy and the provisions relating to the removal of directors;

the provisions requiring a 66⅔% stockholder vote for the amendment of certain provisions of our amended and restated certificate of incorporation;

the provisions relating to the adoption, amendment and repeal of our bylaws;

Description of capital stock

the provisions relating to special stockholder meetings and the restrictions on stockholder actions by written consent; and

the provisions relating to Section 203 of the Delaware General Corporation Law.

The board of directors will be permitted to amend or repeal our amended and restated bylaws or adopt new bylaws without obtaining stockholder approval. In order for our stockholders to amend or repeal our amended and restated bylaws, or adopt new bylaws, the vote of at least two thirds (66⅔%) of the voting power of our issued and outstanding capital stock entitled to vote on the election of directors will be required.

Delaware anti-takeover law

Our amended and restated certificate of incorporation will provide that Section 203 of the Delaware General Corporation Law, an anti-takeover law, will not apply to us until Cypress owns less than 15% of the total voting power of our common stock, at which date Section 203 will apply prospectively.

In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a ‘‘business combination’’ with an ‘‘interested stockholder’’ for a period of three years following the date the person became an interested stockholder, unless the ‘‘business combination’’ or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a ‘‘business combination’’ includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder, and an ‘‘interested stockholder’’ is a person who, together with affiliates and associates, owns or within three years prior to the determination of interested stockholder status, owned, 15% or more of a corporation's voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

No cumulative voting

Our amended and restated certificate of incorporation and amended and restated bylaws will not provide for cumulative voting in the election of directors.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the common stock will be The Bank of New York, a New York Trust Company.

LISTING

We have filed an application to have our common stock approved for quotation on The Nasdaq National Market under the symbol ‘‘CPII.’’

Description of certain indebtedness

The following highlights the principal terms of our outstanding indebtedness. The following description is only a summary, does not purport to be complete and is qualified in its entirety by reference to the floating rate senior notes, our senior credit facilities, the 8% senior subordinated notes, and the indentures and other documents governing such indebtedness, which have been filed with the Securities and Exchange Commission.

FLOATING RATE SENIOR NOTES DUE 2015 OF CPI INTERNATIONAL

On February 22, 2005, CPI International issued $80 million in aggregate principal amount of its floating rate senior notes in a private placement. During fiscal year 2005 CPI International exchanged $80 million of the original issued and outstanding floating rate senior notes for an equivalent amount of exchange notes with form and terms substantially identical to the originally issued floating rate senior notes, except that the exchange notes are registered under the Securities Act. The floating rate senior notes are subject to the terms of an indenture dated February 22, 2005.

Maturity and interest

The floating rate senior notes bear interest at an annual interest rate, reset at the beginning of each semi-annual period, equal to the then six-month LIBOR plus 5.75%, and interest is payable semiannually on February 1 and August 1 of each year to holders of record at the close of business on the preceding January 15 and July 15. CPI International may, at its option, elect to pay interest through the issuance of additional floating rate senior notes for any interest payment date on or after August 1, 2006 and on or before February 1, 2010. If CPI International elects to pay interest through the issuance of additional floating rate senior notes, the annual interest rate on the floating rate senior notes will increase by an additional 1% step-up, with the step-up increasing by an additional 1% for each additional interest payment made through the issuance of additional floating rate senior notes (up to a maximum of 4%). There are no sinking fund requirements associated with the floating rate senior notes, which will mature in their entirety on February 1, 2015.

Guarantee and security; subordination

The floating rate senior notes are general unsecured obligations of CPI International. The floating rate senior notes are not guaranteed by any of CPI International's subsidiaries and are structurally subordinated to all existing and future indebtedness and other liabilities of CPI International's subsidiaries. The floating rate senior notes are senior in right of payment to CPI International's existing and future indebtedness that is expressly subordinated to the floating rate senior notes.

Optional redemption

At any time or from time to time prior to February 1, 2007, CPI International, at its option, may redeem the floating rate senior notes in whole or in part at a ‘‘make whole’’ premium, plus accrued and unpaid interest to the date of redemption.

At any time or from time to time on or after February 1, 2007, CPI International, at its option, may redeem the floating rate senior notes in whole or in part at the redemption prices (expressed as percentages of principal amount) set forth below, together with accrued and unpaid interest thereon, if any, to the redemption date, if redeemed during the 12-month period beginning on February 1 of the years indicated below:

Year	Optional Redemption Price
2007	103%
2008	102%
2009	101%
2010 and thereafter	100%

At any time or from time to time before February 1, 2007, CPI International may redeem up to 35% of the aggregate principal amount of the floating rate senior notes with the net cash proceeds of one or more qualified equity offerings (as defined in the indenture governing the floating rate senior notes) at a redemption price equal to 100% of the principal amount of the floating rate senior notes to be redeemed, plus a premium equal to the interest rate per annum on the floating rate senior notes applicable on the date on which the notice of

Description of certain indebtedness

redemption is given, plus accrued and unpaid interest thereon, if any, to the date of redemption; provided that (1) at least 65% of the aggregate principal amount of the floating rate senior notes remains outstanding immediately after the occurrence of such redemption and (2) the redemption occurs within 90 days of the date of the closing of any such qualified equity offering.

Repurchase at the option of holders upon a change of control

Upon a change of control, as defined in the indenture governing the floating rate senior notes, CPI International will be required to make an offer to purchase all of the outstanding notes for a cash price equal to 101% of the principal amount, plus accrued and unpaid interest thereon, if any, to the date of purchase.

Covenants

The indenture governing the floating rate senior notes contains a number of covenants that, among other things, restrict, subject to certain exceptions, the ability of CPI International and its restricted subsidiaries to:

incur additional indebtedness;

pay dividends or purchase or redeem capital stock or subordinated indebtedness;

make certain investments;

enter into certain types of transactions with their affiliates;

incur liens;

sell assets or consolidate or merge with or into other companies;

issue equity securities of any restricted subsidiary; and

engage in any line of business except the permitted business, as defined in the indenture governing the floating rate senior notes.

Events of default

The events of default under the indenture governing the floating rate senior notes include, among other things, the following:

failure to make payments on the floating rate senior notes when due;

failure to comply with covenants in the indenture governing the floating rate senior notes;

default under other indebtedness of CPI International or any of the restricted subsidiaries that is caused by a failure to make payments on such indebtedness or that results in the acceleration of the maturity of such indebtedness or commencement of judicial proceedings to foreclose upon or to exercise remedies to take ownership of any assets securing such indebtedness, in each case where the principal amount of such indebtedness together with any other such indebtedness equals or exceeds $25 million;

the existence of one or more final judgments or orders that exceed $25 million in the aggregate (net of amounts covered by insurance or bonded) for the payment of money that have not been satisfied, stayed, annulled or rescinded within 60 days of having been entered against CPI International or any of the restricted subsidiaries; and

occurrence of certain insolvency and bankruptcy events.

SENIOR CREDIT FACILITIES OF Communications & Power Industries

Structure

Communications & Power Industries, Inc. is the borrower under our senior credit facilities. Our senior credit facilities are provided by a syndicate of banks, financial institutions and other entities led by UBS AG, Stamford Branch, as administrative agent, collateral agent and issuing bank and, solely with respect to the term loans, sole arranger and sole bookrunner, UBS Loan Finance LLC, as swingline lender, UBS Securities LLC and Bear,

Description of certain indebtedness

Stearns & Co. Inc., as joint lead arrangers and bookrunners, Wachovia Capital Markets, LLC, as co-arranger, Bear Stearns Corporate Lending Inc., as syndication agent, and Wachovia Bank, National Association, as documentation agent.

The senior credit facilities provide for financing of up to $130 million, subject to an increase of up to an additional $65 million, as described below, consisting of:

a $90.0 million term loan facility with a maturity date in July 2010, which term loan facility is subject to increase as described below; and

a $40.0 million revolving credit facility with a maturity date in January 2010, which includes borrowing capacity available for letters of credit.

Upon specified conditions, including the condition that, after giving effect to the increased commitments and any concurrent acquisition, Communications & Power Industries is still in compliance with all of the financial covenants in the senior credit facilities, Communications & Power Industries may seek commitments for a new class of term loans, not to exceed $65 million. Such new term loans (a) may be part of the existing tranche of term loans or may be part of a new tranche of term loans and (b) subject to certain exceptions, shall have terms generally identical to the terms of the existing term loans, provided that the applicable margins with respect to such new term loans shall not be greater than 50 basis points higher than the highest possible margins on the existing term loans.

As of December 30, 2005, we had $90.0 million of term loans outstanding under our senior credit facilities and availability of $35.5 million under the revolver under our senior credit facilities.

Interest rate and fees

The borrowings under our senior credit facilities bear interest at a rate equal to an applicable margin plus, at Communications & Power Industries' option, either (a) a base rate determined by reference to the higher of (1) the prime commercial lending rate of UBS AG, Stamford Branch and (2) the federal funds rate plus ½ of 1% or (b) a LIBOR rate determined by reference to the costs of funds for deposits in U.S. dollars for the interest period relevant to such borrowing adjusted for certain additional costs. The current applicable margin for borrowings under the term loan facility is 1.25% with respect to base rate borrowings and 2.25% with respect to LIBOR borrowings. The current applicable margin for borrowings under the revolving credit facility is 1.75% with respect to base rate borrowings and 2.75% with respect to LIBOR borrowings. The applicable margin for borrowings under the revolving credit facility and the term loan facility may, in each case, increase by 25 basis points, based on Communications & Power Industries' leverage ratios.

In addition to paying interest on outstanding principal under the senior credit facilities, Communications & Power Industries is required to pay a commitment fee to the lenders under the revolving credit facility in respect of unutilized commitments thereunder at a rate equal to 0.50% per annum. Communications & Power Industries also pays customary letter of credit fees.

Prepayments

The senior credit facilities require Communications & Power Industries to prepay outstanding loans, subject to certain exceptions and limitations, with:

100% of the net cash proceeds from asset sales by CPI International, Communications & Power Industries or any of Communications & Power Industries' subsidiaries;

100% of the net cash proceeds of issuances of debt (other than certain specified permitted debt) or preferred stock by CPI International, Communications & Power Industries or any of Communications & Power Industries' subsidiaries;

Description of certain indebtedness

50% of the net cash proceeds of issuances of common equity by, or equity contributions to, CPI International (other than the issuance of the common stock offered by this prospectus), provided that such prepayment shall not be required if Communications & Power Industries' leverage ratio is less than a specified amount;

100% of all cash proceeds paid to CPI International, Communications & Power Industries or any of Communications & Power Industries' subsidiaries from casualty and condemnation events in excess of amounts applied to replace, restore or reinvest in any properties for which proceeds were paid within a specified period; and

25%, 50% or 75% of the excess cash flow of Communications & Power Industries and its subsidiaries, with such percentage depending on Communications & Power Industries' leverage ratio at the end of each fiscal year end.

Communications & Power Industries may make voluntary prepayments on the outstanding loans at any time without premium or penalty, except for customary ‘‘breakage’’ costs with respect to LIBOR loans.

Guarantee and security

All obligations under our senior credit facilities are unconditionally guaranteed on a joint and several basis by CPI International and each of Communications & Power Industries' existing and future direct and indirect domestic subsidiaries, referred to collectively as the Guarantors. Our foreign subsidiaries, including Communications & Power Industries Canada Inc. and Communications & Power Industries Europe Limited, are not guarantors under our senior credit facilities.

All obligations under our senior credit facilities are, and any interest rate protection or hedging facility relating to our senior credit facilities entered into by the lenders or their affiliates (and, in each case, the guarantees of those obligations) is or will be, secured by perfected first priority security interests in, and mortgages on, all the tangible and intangible assets of Communications & Power Industries and the Guarantors, including, without limitation, the following, and subject to certain exceptions:

a pledge of all the equity interests of Communications & Power Industries and each of Communications & Power Industries' and each Guarantor's direct domestic subsidiaries; and

a pledge of 65% of the equity interests of each of Communications & Power Industries' and each Guarantor's direct non-U.S. subsidiaries.

Certain covenants

The senior credit facilities contain a number of covenants that, among other things, restrict, subject to certain exceptions, the ability of Communications & Power Industries and its subsidiaries to:

sell assets;

engage in mergers and acquisitions;

pay dividends and distributions or repurchase their capital stock;

incur additional indebtedness (including guarantees and other contingent obligations) or issue equity interests;

make investments and loans;

create liens or further negative pledges on assets;

engage in certain transactions with affiliates;

enter into sale and leaseback transactions;

change their business or ownership;

amend agreements or make prepayments relating to subordinated indebtedness;

Description of certain indebtedness

amend or waive provisions of charter documents, agreements with respect to capital stock or any other document related to our January 2004 merger and the related transactions in a manner materially adverse to the lenders; and

change their fiscal year.

In addition, the senior credit facilities require Communications & Power Industries and Communications & Power Industries' subsidiaries to maintain the following financial covenants:

a minimum interest coverage ratio;

a maximum total leverage ratio;

a minimum fixed charge coverage ratio; and

a maximum capital expenditures limitation.

CPI International is also subject to the minimum interest coverage ratio, minimum fixed charge coverage ratio and maximum leverage ratio financial maintenance covenants, calculated on a consolidated basis for CPI International and its subsidiaries.

Events of default

Subject in certain cases to applicable notice provisions and grace periods, events of default under our senior credit facilities include, among other things:

failure to make payments when due under the agreements governing our senior credit facilities;

breaches of representations and warranties in the documents governing our senior credit facilities;

non-compliance by CPI International, Communications & Power Industries and/or Communications & Power Industries' subsidiaries with certain covenants;

failure by CPI International, Communications & Power Industries and/or Communications & Power Industries' subsidiaries (a) to pay indebtedness (other than indebtedness under our senior credit facilities) or (b) to observe any other covenants or agreements relating to indebtedness (other than indebtedness under our senior credit facilities) that would allow the holder or lender thereof to accelerate the maturity date of any such indebtedness, provided that the amount of indebtedness referred to in clauses (a) and (b) collectively exceeds $5.0 million at any time;

events of bankruptcy or insolvency of CPI International, Communications & Power Industries and/or Communications & Power Industries' subsidiaries;

uninsured judgments of $5.0 million or more against CPI International, Communications & Power Industries and/or Communications & Power Industries' subsidiaries that have not been discharged or stayed within 30 days, or with respect to which any judgment creditor has taken action against the assets or properties of any one of CPI International, Communications & Power Industries and Communications & Power Industries' subsidiaries to enforce any such judgment;

failure to comply with ERISA or with any foreign employee benefit plans of Communications & Power Industries or its subsidiaries, to the extent that such failure could reasonably be expected to result in liability of any of CPI International, Communications & Power Industries and/or Communications & Power Industries' subsidiaries, or a combination thereof, in an aggregate amount exceeding $5.0 million;

impairment of the security interests in the collateral;

impairment of the guarantees of the obligations under our senior credit facilities; and

a change in control, as defined in the documents governing our senior credit facilities, which includes Cypress or its affiliates ceasing to hold at least 30% of the voting power of CPI International.

Description of certain indebtedness

8% SENIOR SUBORDINATED NOTES OF COMMUNICATIONS & POWER INDUSTRIES

On January 23, 2004, Communications & Power Industries issued $125 million in aggregate principal amount of its 8% senior subordinated notes in a private placement. During fiscal year 2004, Communications & Power Industries exchanged $125 million of the original issued and outstanding notes for an equivalent amount of exchange notes with form and terms substantially identical to the originally issued notes, except that the exchange notes are registered under the Securities Act. The 8% senior subordinated notes are subject to the terms of an indenture dated January 23, 2004.

Maturity and interest

The 8% senior subordinated notes bear interest at the rate of 8.0% per year, and interest is payable on February 1 and August 1 of each year to holders of record at the close of business on the preceding January 15 or July 15, as applicable. The 8% senior subordinated notes will mature on February 1, 2012.

Guarantee and security; subordination

The 8% senior subordinated notes are unsecured obligations, jointly and severally guaranteed by CPI International and each of Communications & Power Industries' restricted subsidiaries, as defined in the indenture governing the 8% senior subordinated notes, other than any foreign subsidiary, as defined in the indenture governing the 8% senior subordinated notes. Our foreign subsidiaries, including Communications & Power Industries Canada Inc. and Communications & Power Industries Europe Limited, are not guarantors under the 8% senior subordinated notes. The payment of all obligations relating to the 8% senior subordinated notes are subordinated in right of payment to the prior payment in full in cash or cash equivalents of all obligations due in respect of senior debt, as defined in the indenture governing the 8% senior subordinated notes, of Communications & Power Industries, including all obligations under our senior credit facilities, whether outstanding on the date of issuance of the 8% senior subordinated notes or incurred after that date. Each guarantee will be subordinated to guarantor senior debt, as defined in the indenture governing the 8% senior subordinated notes, on the same basis as the 8% senior subordinated notes are subordinated to the senior debt of Communications & Power Industries.

Optional redemption

Except as set forth below, the 8% senior subordinated notes may not be redeemed prior to February 1, 2008. At any time or from time to time on or after February 1, 2008, Communications & Power Industries, at its option, may redeem the 8% senior subordinated notes, in whole or in part, at the redemption prices (expressed as percentages of principal amount) set forth below, together with accrued and unpaid interest thereon, if any, to the redemption date, if redeemed during the 12-month period beginning on February 1 of the years indicated below:

Year	Optional Redemption Price
2008	104%
2009	102%
2010 and thereafter	100%

At any time, and on one or more occasions, before February 1, 2007, Communications & Power Industries may redeem up to 35% of the aggregate principal amount of the 8% senior subordinated notes with the net cash proceeds of one or more qualified equity offerings, as defined in the indenture governing the 8% senior subordinated notes, at a redemption price equal to 108% of the principal amount of the 8% senior subordinated notes to be redeemed, plus accrued and unpaid interest thereon, if any, to the date of redemption; provided that (1) at least 65% of the aggregate principal amount of the 8% senior subordinated notes remains outstanding immediately after the occurrence of such redemption and (2) the redemption occurs within 90 days of the date of the closing of any such qualified equity offering.

At any time on or prior to February 1, 2008, the 8% senior subordinated notes may also be redeemed or purchased (by Communications & Power Industries or any other person) in whole but not in part, at Communications & Power Industries' option, upon the occurrence of a change of control, at a price equal to 100% of the principal amount of the 8% senior subordinated notes, plus a ‘‘make-whole’’ premium to the

Description of certain indebtedness

redemption price on February 1, 2008, and accrued and unpaid interest, if any, to, the date of redemption or purchase subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date.

Repurchase at the option of holders upon a change of control

Upon a change of control, as defined in the indenture governing the 8% senior subordinated notes, Communications & Power Industries will be required to make an offer to purchase all of the outstanding notes for a cash price equal to 101% of the principal amount, plus accrued and unpaid interest thereon, if any, to the date of purchase.

Covenants

The indenture governing the 8% senior subordinated notes contains a number of covenants that, among other things, restrict, subject to certain exceptions, the ability of CPI International, Communications & Power Industries and the restricted subsidiaries to:

incur additional indebtedness;

pay dividends or purchase or redeem capital stock or subordinated indebtedness;

make certain investments;

enter into certain types of transactions with their affiliates;

incur liens;

sell assets or consolidate or merge with or into other companies;

issue equity securities of any restricted subsidiary; and

engage in any line of business except the permitted business, as defined in the indenture governing the 8% senior subordinated notes.

Events of default

The events of default under the indenture governing the 8% senior subordinated notes include, among other things, the following:

failure to make payments on the 8% senior subordinated notes when due;

failure to comply with covenants in the indenture governing the 8% senior subordinated notes;

default under other indebtedness of Communications & Power Industries or any of the restricted subsidiaries that is caused by a failure to make payments on such indebtedness or that results in the acceleration of the maturity of such indebtedness or commencement of judicial proceedings to foreclose upon or to exercise remedies to take ownership of any assets securing such indebtedness, in each case where the principal amount of such indebtedness together with any other such indebtedness equals or exceeds $25 million;

the existence of one or more final judgments or orders that exceed $25.0 million in the aggregate (net of amounts covered by insurance or bonded) for the payment of money that have not been satisfied, stayed, annulled or rescinded within 60 days of having been entered against Communications & Power Industries or any of the restricted subsidiaries; and

occurrence of certain bankruptcy or insolvency events.

Shares eligible for future sale

Prior to this offering, there was no public market for our common stock. Future sales of substantial amounts of our common stock in the public market, or the perception that these sales could occur, could adversely affect the price of our common stock.

Based on the number of shares outstanding as of         , we will have approximately          shares of our common stock outstanding after the completion of this offering (approximately          shares if the underwriters exercise their over-allotment option in full). Of those shares, the          shares of common stock sold in this offering (     shares if the underwriters exercise their over-allotment option in full) will be freely transferable without restriction, unless purchased by our affiliates. The remaining               shares of common stock to be outstanding immediately following the completion of this offering, which are ‘‘restricted securities’’ under Rule 144 of the Securities Act, or Rule 144, as well as any other shares held by our affiliates, may not be resold except pursuant to an effective registration statement or an applicable exemption from registration, including an exemption under Rule 144.

LOCK-UP AGREEMENTS

The holders of approximately                  shares of outstanding common stock as of the closing of this offering and the holders of              shares of common stock underlying options as of the closing of this offering, including all of our executive officers and directors, have entered into lock-up agreements with the underwriters. Under these agreements, we and each of these persons may not, without the prior written approval of UBS Securities LLC and Bear, Stearns & Co. Inc., sell, offer to sell, contract or agree to sell, hypothecate, hedge, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, any of our common stock or any securities convertible into or exercisable or exchangeable for our common stock, or warrants or other rights to purchase our common stock. These restrictions will be in effect for a period beginning on the date of the lock-up agreement and ending on and including the date that is 180 days after the date of this prospectus.

At any time and without public notice, UBS Securities LLC and Bear, Stearns & Co. Inc. may in their sole discretion release some or all of the securities from these lock-up agreements. UBS Securities LLC and Bear, Stearns & Co. Inc. have advised us that, prior to granting an early release of our common stock from the lock-up, they would consider factors including need, market conditions, the performance of our common stock price, trading, liquidity and other relevant considerations. UBS Securities LLC and Bear, Stearns & Co. Inc. have advised us that they will not consider their own holdings as a factor in their decision to grant an early release from the provisions of such lock-up agreements.

RULE 144

In general, under Rule 144, as currently in effect, an affiliate of ours who beneficially owns shares of our common stock that are not restricted securities, or a person who beneficially owns for more than one year shares of our common stock that are restricted securities, may generally sell, within any three-month period, a number of shares that does not exceed the greater of:

1% of the number of shares of our common stock then outstanding, which will equal approximately  shares immediately after this offering; and

the average weekly trading volume of our common stock on The Nasdaq National Market during the four preceding calendar weeks.

Sales under Rule 144 are also subject to requirements with respect to manner of sale, notice and the availability of current public information about us. Generally, a person who was not our affiliate at any time during the three months before the sale, and who has beneficially owned shares of our common stock that are restricted securities for at least two years, may sell those shares without regard to the volume limitations, manner of sale provisions, notice requirements or the requirements with respect to availability of current public information about us.

Shares eligible for future sale

Rule 144 does not supersede the contractual obligations of our security holders set forth in the lock-up agreements described above.

RULE 701

Generally, an employee, officer, director or consultant who purchased shares of our common stock before the effective date of the registration statement of which this prospectus is a part, or who holds options as of that date, pursuant to a written compensatory plan or contract, may rely on the resale provisions of Rule 701 under the Securities Act. Under Rule 701, these persons who are not our affiliates may generally sell their eligible securities, commencing 90 days after the effective date of the registration statement of which this prospectus is a part, without having to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. These persons who are our affiliates may generally sell their eligible securities under Rule 701, commencing 90 days after the effective date of the registration statement of which this prospectus is a part, without having to comply with Rule 144's one-year holding period restriction.

Neither Rule 144 nor Rule 701 supersedes the contractual obligations of our security holders set forth in the lock-up agreements described above.

SALE OF RESTRICTED SHARES

The              shares of our common stock that were outstanding on                          will become eligible for sale, pursuant to Rule 144 or Rule 701, without registration approximately as follows:

    shares of common stock will be immediately eligible for sale in the public market without restriction;

    shares of common stock will be eligible for sale in the public market under Rule 144 or Rule 701, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, subject to the volume, manner of sale and other limitations under those rules; and

the remaining              shares of common stock will become eligible under Rule 144 for sale in the public market from time to time after the effective date of the registration statement of which this prospectus is a part upon expiration of their respective holding periods.

The above does not take into consideration the effect of the lock-up agreements described above.

REGISTRATION RIGHTS

Under our registration rights agreement, dated as of January 23, 2004, between us and Cypress, Cypress and certain persons who acquire common stock from Cypress have certain customary demand and piggyback registration rights. See ‘‘Certain relationships and related party transactions—Registration Rights Agreement.’’ In addition, under our management stockholders agreement among us, Cypress and certain members of our management, such members of management and their permitted transferees have certain customary piggyback registration rights. See ‘‘Certain relationships and related party transactions—Management Stockholders Agreement.’’ A demand or piggyback registration would result in the shares covered by such registration becoming freely tradable without restriction under the Securities Act. After this offering,          shares of our common stock will be subject to demand registration rights and          shares of our common stock will be subject to piggyback registration rights.

These registration rights do not supersede the contractual obligations of our security holders set forth in the lock-up agreements described above.

EQUITY COMPENSATION

After this offering, we intend to file a registration statement under the Securities Act covering shares of common stock reserved for issuance under our 2004 Stock Incentive Plan, 2000 Stock Option Plan, our new 2006 Equity and Performance Incentive Plan and our new 2006 Employee Stock Purchase Plan. Shares registered under that registration statement will, upon the optionee's exercise and depending on vesting provisions and Rule 144 volume limitations applicable to our affiliates, be available for sale in the open market immediately after the lock-up agreements expire. As of             , 2006 we had options outstanding to purchase          shares of our common stock, of which          are currently exercisable.

U.S. federal tax considerations for non-U.S. holders

The following is a general discussion of certain U.S. federal income tax consequences of the ownership and disposition of our common stock by a person, other than a partnership, that is not a ‘‘United States person’’ for U.S. federal income tax purposes (a Non-U.S. Holder).

For this purpose, a ‘‘United States person’’ is a beneficial owner of our common stock who is either an individual who is a citizen or resident of the United States, a corporation or other entity taxable as a corporation for U.S. federal income tax purposes created in, or organized in or under the laws of, the United States or any political subdivision thereof, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust the administration of which is subject to the primary supervision of a U.S. court and that has one or more United States persons who have the authority to control all substantial decisions of the trust, or a trust that was in existence on August 20, 1996, was treated as a United States person under the Code, on that date and has made a valid election to be treated as a United States person under the Code.

The discussion does not consider specific facts and circumstances that may be relevant to a particular Non-U.S. Holder's tax position. Special rules may apply to certain Non-U.S. Holders, such as dealers in securities, banks, insurance companies, tax-exempt organizations, traders in securities that have elected the mark-to-market method of accounting for their securities, persons liable for alternative minimum tax, persons holding their shares as part of a ‘‘straddle,’’ ‘‘hedge,’’ or ‘‘conversion transaction,’’ persons who acquire shares as compensation, ‘‘controlled foreign corporations,’’ ‘‘passive foreign investment companies,’’ and corporations that accumulate earnings to avoid U.S. federal income tax, which are subject to special treatment under the Code. This discussion is limited to beneficial owners of the common stock who hold the common stock as ‘‘capital assets’’ (generally, property held for investment). Furthermore, this discussion does not address any aspect of state, local, estate or gift tax, or foreign law, persons who hold common stock through a partnership or other pass-through entity, or persons who are former citizens or long-term residents of the United States.

ACCORDINGLY, PROSPECTIVE INVESTORS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS WITH REGARD TO THE APPLICATION OF THE TAX CONSIDERATIONS DISCUSSED BELOW TO THEIR PARTICULAR SITUATIONS, AS WELL AS THE APPLICATION OF ANY STATE, LOCAL, FOREIGN, ESTATE OR GIFT OR OTHER TAX LAWS, OR SUBSEQUENT REVISIONS THEREOF.

DIVIDENDS

In general, distributions paid to a Non-U.S. Holder of our common stock will constitute a dividend for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits determined under U.S. federal income tax principles. Dividends paid to a Non-U.S. Holder of our common stock ordinarily will be subject to withholding of U.S. federal income tax at a 30% rate, or at a lower rate under an applicable income tax treaty that provides for a reduced rate of withholding. To claim the benefit of a lower tax treaty rate, a Non-U.S. Holder must properly file with the payor an Internal Revenue Service (‘‘IRS’’) Form W-8BEN (or successor form) or, in the case of payments made outside the United States with respect to an offshore account, comply with certain documentary evidence procedures, directly, or under certain circumstances, through an intermediary. The information provided in the IRS form must be periodically updated. Special certification and other requirements apply to certain Non-U.S. Holders that are entities rather than individuals. A Non-U.S. Holder who claims benefits of a treaty with respect to payments of dividends on our stock is not required to provide the U.S. taxpayer identification number (TIN) because our stock will be treated as actively traded within the meaning of applicable Treasury regulations.

If, however, the dividends are effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States and, where an applicable tax treaty so provides, are attributable to a United States permanent establishment of the Non-U.S. Holder, or in case of an individual, to such individual's permanent place of business within the United States, then the dividends will be exempt from the withholding tax described above, provided that an IRS Form W-8ECI (or successor form) is furnished to us or our paying agent. The information provided in the IRS form must be periodically updated. A recipient of such dividends will instead be required to file a U.S. tax return and an IRS Form 8833 claiming benefits of the tax treaty and

U.S. federal tax considerations for non-U.S. holders

will be taxed on a net basis at applicable graduated individual or corporate rates. Effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject as well to a ‘‘branch profits tax’’ at a rate of 30% or a lower applicable treaty rate. A Non-United States Holder who furnished the payor with an IRS Form W-8ECI (or successor form) must provide a TIN.

GAIN ON DISPOSITION OF COMMON STOCK

A Non-U.S. Holder generally will not be subject to United States federal income tax in respect of a gain realized on a sale or other disposition of our common stock, provided that:

the gain is not effectively connected with a trade or business conducted by the Non-U.S. Holder in the United States, and, where an income tax treaty applies, is not attributable to a United States permanent establishment of the Non-U.S. Holder, or in the case of an individual, to such individual's permanent place of business within the United States;

in the case of a Non-U.S. Holder who is an individual, such holder is present in the United States for fewer than 183 days in the taxable year of the sale or other disposition and certain other conditions are met; and

we are not nor have we been a ‘‘United States real property holding corporation’’ for United States federal income tax purposes (a ‘‘USRPHC’’) at any time during the shorter of the five-year period preceding such sale or disposition or the period that such Non-U.S. Holder held our common shares.

We believe that we are not currently, and are not likely to become a USRPHC. However, we can give no assurance that we will not become a USRPHC. Even if we were to become a USRPHC, gain on the sale or other disposition of common stock by a Non-U.S. Holder generally would not be subject to United States federal income tax provided that (1) the common stock is ‘‘regularly traded’’ on an established securities market and continues to be traded and (2) such Non-U.S. Holder does not actually or constructively own more than 5% of the common stock at any time during the shorter of the five-year period preceding the disposition or such Non-U.S. Holder's holding period. Upon consummation of this offering, our common stock will be traded on an established securities market.

If a Non-U.S. Holder is engaged in the conduct of a trade or business in the United States, gain on the sale or other disposition of our common stock that is effectively connected with the conduct of such trade or business and, where an income tax treaty so provides, is attributable to a United States permanent establishment or, in case of an individual, to his or her permanent place of business in the United States, will be taxed on a net basis at applicable graduated individual or corporate rates. Effectively connected gain of a foreign corporation may, under certain circumstances, be subject as well to a ‘‘branch profits tax’’ at a rate of 30% or a lower applicable treaty rate.

If an individual Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the disposition of the common stock and is nonetheless a Non-U.S. Holder, such Non-U.S. Holder generally will be subject to U.S. withholding tax at a rate of 30% (or a lower applicable income tax treaty rate) on the amount by which capital gains allocable to U.S. sources (including gain from the sale, exchange, retirement or other disposition of our common stock) exceed capital losses that are allocable to U.S. sources and recognized during the same taxable year.

U.S. INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING

U.S. information reporting on the IRS Form 1099 and backup withholding tax, currently at a 28% rate, will not apply to dividends paid on our common stock to a Non-U.S. Holder, provided that Non-U.S. Holder provides an IRS Form W-8BEN (or satisfies certain certification documentary evidence requirements for establishing that it is a non-United States person under U.S. Treasury regulations) or otherwise establishes an exemption. Distributions on our common stock will, however, be reported to the IRS and to the Non-U.S. Holder on IRS Form 1042-S, regardless of whether withholding was required.

Information reporting and backup withholding also generally will not apply to a payment of the proceeds of a sale or other disposition of our common stock effected outside the United States by a foreign office of a foreign broker. However, information reporting requirements (but not backup withholding) will apply to a payment of

U.S. federal tax considerations for non-U.S. holders

the proceeds of a sale of our common stock effected outside the United States by a foreign office of a broker if the broker (1) is a United States person, (2) derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, (3) is a ‘‘controlled foreign corporation,’’ or (4) is a foreign partnership that, at any time during its taxable year, is 50% or more (by income or capital interest) owned by United States persons or is engaged in the conduct of a U.S. trade or business, unless in any such case the broker has documentary evidence in its records that the holder is a non-U.S. holder and certain conditions are met, or the holder otherwise establishes an exemption. Payment by a United States office of a broker of the proceeds of a sale of our common stock will be subject to both backup withholding and information reporting unless the holder certifies its non-U.S. status under penalties of perjury or otherwise establishes an exemption.

Unless extended by new legislation, however, the reduction in backup withholding rate to 28% expires and the 31% backup withholding rate is reinstated for payments made after December 31, 2010.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against that holder's U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Underwriting

We and the selling stockholders are offering the shares of our common stock described in this prospectus through the underwriters named below. UBS Securities LLC, Bear, Stearns & Co. Inc., Banc of America Securities LLC and Wachovia Capital Markets, LLC are the representatives of the underwriters. We and the selling stockholders have entered into an underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase the number of shares of common stock listed next to its name in the following table:

Underwriters	Number of Shares
UBS Securities LLC
Bear, Stearns & Co. Inc.
Banc of America Securities LLC
Wachovia Capital Markets, LLC
Total

The underwriting agreement provides that the underwriters must buy all of the shares if they buy any of them. However, the underwriters are not required to take or pay for the shares covered by the underwriters' over-allotment option described below.

Our common stock and the common stock of the selling stockholders are offered subject to a number of conditions, including:

receipt and acceptance of the common stock by the underwriters, and the underwriters' right to reject orders in whole or in part.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

Sales of shares made outside of the United States may be made by affiliates of the underwriters.

OVER-ALLOTMENT OPTION

We and the selling stockholders have granted the underwriters an option to buy up to additional shares of our common stock. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, they will each purchase additional shares approximately in proportion to the amounts specified in the table above.

COMMISSIONS AND DISCOUNTS

Shares sold by the underwriters to the public will initially be offered at the offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $             per share from the public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. The underwriters have informed us that they do not expect discretionary sales to exceed 5% of the shares of common stock to be offered.

The following table shows the per share and total underwriting discounts and commissions we and the selling stockholders will pay to the underwriters, assuming both no exercise and full exercise of the underwriters' option to purchase up to an additional              shares:

Underwriting

	Paid by us		Paid by selling stockholders		Total
	No exercise	Full exercise	No exercise	Full exercise	No exercise	Full exercise
Per share	$	$	$	$	$	$
Total	$	$	$	$	$	$

We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions, will be approximately $ million.

NO SALES OF SIMILAR SECURITIES

We, our executive officers and directors, the selling stockholders and the holders of options to purchase our common stock have entered into lock-up agreements with the underwriters. Under these agreements, we and each of these persons may not, without the prior written approval of UBS Securities LLC and Bear, Stearns & Co. Inc., sell, offer to sell, contract or agree to sell, hypothecate, hedge, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, any of our common stock or any securities convertible into or exercisable or exchangeable for our common stock, or warrants or other rights to purchase our common stock. These restrictions will be in effect for a period beginning on the date of the lock-up agreement and ending on and including the date that is 180 days after the date of this prospectus. At any time and without public notice, UBS Securities LLC and Bear, Stearns & Co. Inc. may in their sole discretion release some or all of the securities from these lock-up agreements.

If:

during the period that begins on the date that is 15 calendar days plus 3 business days before the last day of the lock-up period and ends on the last day of the lock-up period,

—

we issue an earnings release; or

—

material news or a material event relating to us occurs; or

prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period,

then the lock-up period will be extended until the expiration of the date that is 15 calendar days plus 3 business days after the date on which the issuance of the earnings release or the material news or material event occurs.

INDEMNIFICATION AND CONTRIBUTION

We and the selling stockholders have agreed to indemnify the underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act. If we or the selling stockholders are unable to provide this indemnification, we and the selling stockholders will contribute to payments the underwriters and their controlling persons may be required to make in respect of those liabilities.

NASDAQ NATIONAL MARKET QUOTATION

We have applied to have our common stock quoted on The Nasdaq National Market under the trading symbol ‘‘CPII.’’

PRICE STABILIZATION, SHORT POSITIONS

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

stabilizing transactions;

short sales;

purchases to cover positions created by short sales;

imposition of penalty bids; and

syndicate covering transactions.

Underwriting

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering. Short sales may be ‘‘covered short sales,’’ which are short positions in an amount not greater than the underwriters' over-allotment option referred to above, or may be ‘‘naked short sales,’’ which are short positions in excess of that amount.

The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which they may purchase shares through the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on The Nasdaq National Market, in the over-the-counter market or otherwise.

DETERMINATION OF OFFERING PRICE

Prior to this offering, there was no public market for our common stock. The initial public offering price will be determined by negotiation by us and the representatives of the underwriters. The principal factors to be considered in determining the initial public offering price include:

the information set forth in this prospectus and otherwise available to the representatives;

our history and prospects and the history of, and prospects for, the industry in which we compete;

our past and present financial performance and an assessment of our management;

our prospects for future earnings and the present state of our development;

the general condition of the securities markets at the time of this offering;

the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies; and

other factors deemed relevant by the underwriters and us.

AFFILIATIONS

Certain of the underwriters and their affiliates have in the past provided, including in connection with our note offerings, and may from time to time provide certain commercial banking, financial advisory, investment banking and other services for us for which they were and will be entitled to receive separate fees.

Each of UBS Securities LLC and Bear, Stearns & Co. Inc. are joint lead arrangers and bookrunners, and Wachovia Capital Markets, LLC is a co-arranger, under our senior credit facilities. Certain of the underwriters or their affiliates are lenders and/or agents under our senior credit facilities. We intend to use the net proceeds of this offering to redeem, repurchase or repay our indebtedness, and thus, the underwriters or their affiliates may receive proceeds of this offering to the extent that they hold our indebtedness that is redeemed, repurchased or repaid. See ‘‘Use of proceeds.’’

The underwriters and their affiliates may from time to time in the future engage in transactions with us and perform services for us in the ordinary course of their business.

Legal matters

The validity of the common stock offered in this prospectus will be passed upon for us by Irell & Manella LLP, Los Angeles, California. Cahill Gordon & Reindel llp, New York, New York, is acting as counsel to the underwriters in connection with this offering.

Experts

The consolidated balance sheets of CPI International, Inc. and subsidiaries as of September 30, 2005 and October 1, 2004, and the related consolidated statements of operations, stockholders' equity (deficit) and comprehensive income, and cash flows for the year ended September 30, 2005 and for the 36-week period ended October 1, 2004, and for the 16-week period ended January 22, 2004 and the year ended October 3, 2003 of Communications & Power Industries Holding Corporation and subsidiaries, have each been included herein in reliance upon the report of KPMG LLP, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

Where you can find more information

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 with respect to the securities we are offering. This prospectus, which forms a part of the registration statement, does not contain all the information included in the registration statement, including its exhibits and schedules. For further information about us and the securities offered in this prospectus, you should refer to the registration statement and its exhibits and schedules. Statements we make in this prospectus about certain contracts or other documents are not necessarily complete. When we make such statements, we refer you to copies of the contracts or documents that are filed as exhibits to the registration statement because those statements are qualified in all respects by reference to those contracts or documents. The registration statement, including its exhibits and schedules, is on file at the offices of the Securities and Exchange Commission and may be inspected without charge.

We file annual, quarterly and special reports and other information with the Securities and Exchange Commission to comply with covenants in the indentures governing our floating rate senior notes and 8% senior subordinated notes. As a result of this offering, we will be subject to the informational requirements of the Securities Exchange Act of 1934, and, in accordance therewith, will file annual quarterly and current reports with the Securities and Exchange Commission. Our Securities and Exchange Commission filings, including the registration statement of which this prospectus is a part, are available to the public over the internet at the Securities and Exchange Commission's website at http://www.sec.gov. The reports and other information can be inspected and copied at the Securities and Exchange Commission's public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference room.

OUR REPORTS AND OTHER INFORMATION THAT WE HAVE FILED, OR MAY, IN THE FUTURE FILE, WITH THE SECURITIES AND EXCHANGE COMMISSION ARE NOT INCORPORATED INTO AND DO NOT CONSTITUTE PART OF THIS PROSPECTUS. You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

CPI International, Inc.
Attn:   Chief Financial Officer
811 Hansen Way
Palo Alto, California, 94303
Phone: (650) 846-2900

Index to financial statements

Page
Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets of CPI International, Inc. and subsidiaries as of September 30, 2005 and October 1, 2004	F-3
Consolidated Statements of Operations of CPI International, Inc. and subsidiaries for the year ended September 30, 2005 and the 36-week period ended October 1, 2004, and of Communications & Power Industries Holding Corporation and subsidiaries for the 16-week period ended January 22, 2004 and the year ended October 3, 2003	F-4
Consolidated Statements of Stockholders' Equity (Deficit) and Comprehensive Income of CPI International, Inc. and subsidiaries for the year ended September 30, 2005 and the 36-week period ended October 1, 2004, and of Communications & Power Industries Holding Corporation and subsidiaries for the 16-week period ended January 22, 2004 and the year ended October 3, 2003	F-5
Consolidated Statements of Cash Flows of CPI International, Inc. and subsidiaries for the year ended September 30, 2005 and the 36-week period ended October 1, 2004, and of Communications & Power Industries Holding Corporation and subsidiaries for the 16-week period ended January 22, 2004 and the year ended October 3, 2003	F-6
Notes to the Consolidated Financial Statements	F-8
Unaudited Condensed Consolidated Financial Statements
Condensed Consolidated Balance Sheets of CPI International, Inc. and subsidiaries as of December 30, 2005 and September 30, 2005	F-49
Condensed Consolidated Statements of Operations and Comprehensive Income for CPI International, Inc. and subsidiaries for the quarters ended December 30, 2005 and December 31, 2004	F-50
Condensed Consolidated Statements of Cash Flows for CPI International, Inc. and subsidiaries for the quarters ended December 30, 2005 and December 31, 2004	F-51
Notes to Condensed Consolidated Financial Statements	F-52

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
CPI International, Inc.:

We have audited the accompanying consolidated balance sheets of CPI International, Inc. (formerly CPI Holdco, Inc.) and subsidiaries (‘‘Successor’’) as of September 30, 2005 and October 1, 2004, and the related consolidated statements of operations, stockholders’ equity (deficit) and comprehensive income, and cash flows for the year ended September 30, 2005 and for the 36-week period ended October 1, 2004 (‘‘Successor periods’’), and for the 16-week period ended January 22, 2004, and the year ended October 3, 2003 (‘‘Predecessor periods’’) of Communications & Power Industries Holding Corporation and subsidiaries (‘‘Predecessor’’). These consolidated financial statements are the responsibility of the companies’ management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the aforementioned Successor consolidated financial statements present fairly, in all material respects, the financial position of CPI International, Inc. and subsidiaries as of September 30, 2005 and October 1, 2004, and the results of their operations and their cash flows for the Successor periods, in conformity with U.S. generally accepted accounting principles. Further, in our opinion, the aforementioned Predecessor consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of Communications & Power Industries Holding Corporation and subsidiaries for the Predecessor periods, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 3 to the consolidated financial statements, effective January 23, 2004, CPI International, Inc. acquired all of the outstanding stock of Communications & Power Industries Holding Corporation in a business combination accounted for as a purchase. As a result of the acquisition, the consolidated financial information for the periods after the acquisition is presented on a different cost basis than that for the periods before the acquisition and, therefore, is not comparable.

/s/ KPMG LLP

Mountain View, California
December 15, 2005

CPI INTERNATIONAL, INC. and subsidiaries

Consolidated BALANCE SHEETS

(in thousands, except share and per share data)

	September 30, 2005	October 1, 2004
Assets
Current Assets:
Cash and cash equivalents	$26,511	40,476
Restricted cash	1,287	2,279
Accounts receivable, net	39,295	35,914
Inventories	50,620	38,074
Deferred tax assets	12,346	12,285
Prepaid and other current assets	3,981	3,796
Total current assets	134,040	132,824
Property, plant, and equipment, net	83,624	70,127
Deferred debt issue costs, net	11,061	8,910
Intangible assets, net	77,941	78,481
Goodwill	145,462	139,614
Other long-term assets	2,416	1,251
Total assets	$454,544	431,207
Liabilities and Stockholders' Equity
Current Liabilities:
Current portion of senior term loan	$—	3,944
Accounts payable	21,421	15,790
Accrued expenses	27,247	20,939
Product warranty	6,359	6,074
Income taxes payable	1,546	1,661
Advance payments from customers	12,067	12,031
Total current liabilities	68,640	60,439
Deferred income taxes	35,556	39,118
Advance payments from sale of San Carlos property	13,450	13,450
Long-term debt	284,231	210,606
Total liabilities	401,877	323,613
Commitments and contingencies
Stockholders’ Equity:
Common stock ($0.01 par value, 5,500,000 shares
authorized; 4,275,566 shares issued and outstanding)	43	43
Additional paid-in capital	34,683	103,534
Accumulated other comprehensive income	1,621	1,369
Retained earnings	16,320	2,648
Total stockholders’ equity	52,667	107,594
Total liabilities and stockholders' equity	$454,544	431,207

See accompanying notes to the consolidated financial statements.

CPI INTERNATIONAL, INC. and subsidiaries

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands except share and per share data)

	Year Ended September 30, 2005 (Successor)	36-Week Period Ended October 1, 2004 (Successor)	16-Week Period Ended January 22, 2004 (Predecessor)	Year Ended October 3, 2003 (Predecessor)
Sales	$320,732	202,266	79,919	265,434
Cost of sales, including $351 and $5,500 of amortization of acquisition-related inventory write-up for the periods ended September 30, 2005 and October 1, 2004, respectively	216,031	141,172	56,189	183,957
Gross profit	104,701	61,094	23,730	81,477
Operating costs and expenses:
Research and development	7,218	5,253	2,200	6,860
Selling and marketing	18,547	11,082	4,352	15,650
General and administrative	27,883	12,499	6,026	17,847
Merger expenses	—	—	6,374	—
Amortization of acquisition-related intangible assets	7,487	13,498	—	—
Acquired in-process research and development	—	2,500	—	—
Net loss on the disposition of assets	446	197	7	92
Gain on sale of Solid State Products Division	—	—	—	(136)
Total operating costs and expenses	61,581	45,029	18,959	40,313
Operating income	43,120	16,065	4,771	41,164
Interest expense, net	20,310	10,518	8,902	14,540
Income (loss) before taxes	22,810	5,547	(4,131)	26,624
Income tax expense	9,138	2,899	439	10,076
Net income (loss)	13,672	2,648	(4,570)	16,548
Preferred dividends:
Senior redeemable preferred stock	—	—	3,861	5,911
Junior preferred stock	—	—	2,382	3,851
Net income (loss) attributable to common stock	$13,672	2,648	(10,813)	6,786
Net income per share — Basic	$$3.20	$$0.62
Net income per share — Diluted	$$2.96	$$0.59
Shares used to compute net income per share — Basic	4,275,566	4,270,269
Shares used to compute net income per share — Diluted	4,620,283	4,478,706

See accompanying notes to the consolidated financial statements.

CPI INTERNATIONAL, INC. and subsidiaries

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT) AND COMPREHENSIVE INCOME

(in thousands, except shares)

	Common Stock		Additional Paid-in Capital	Deferred Stock Compensation	Stockholder Loans	Accumulated Other Comprehensive Income	Retained Earnings (Deficit)	Total
	Shares	Amount
Predecessor
Balances, September 27, 2002	4,908,172	$49	19,111	—	(1,223)	—	(91,041)	(73,104)
Net income	—	—	—	—	—	—	16,548	16,548
Amortization of discount and issue costs on senior redeemable preferred stock	—	—	—	—	—	—	(214)	(214)
Dividends on senior redeemable preferred stock	—	—	—	—	—	—	(5,911)	(5,911)
Payment of dividends on junior preferred stock	—	—	—	—	—	—	(3,851)	(3,851)
Issuance of stock options at less than fair value	—	—	1,509	(1,289)	—	—	—	220
Interest accrued on stockholder loans	—	—	—	—	(33)	—	—	(33)
Sale of common stock at less than fair value	100,000	1	899	—	—	—	—	900
Balances, October 3, 2003	5,008,172	50	21,519	(1,289)	(1,256)	—	(84,469)	(65,445)
Net loss	—	—	—	—	—	—	(4,570)	(4,570)
Amortization of discount and issue costs on senior redeemable preferred stock	—	—	—	—	—	—	(829)	(829)
Amortization of discount and issue costs on junior preferred stock	—	—	—	—	—	—	(653)	(653)
Dividends on senior redeemable preferred stock	—	—	—	—	—	—	(3,861)	(3,861)
Payment of dividends on junior preferred stock	—	—	—	—	—	—	(2,382)	(2,382)
Amortization of deferred stock based compensation	—	—	—	1,289	—	—	—	1,289
Interest accrued on stockholder loans	—	—	—	—	(10)	—	—	(10)
Balances, January 22, 2004	5,008,172	50	21,519	—	(1,266)	—	(96,764)	(76,461)

Successor
Exercise of stock options	136,537	1	363	—	—	—	—	364
Elimination of Predecessor equity from merger transaction	(5,144,709)	(51)	(21,882)	—	—	—	96,764	74,831
Proceeds from stockholders loans	—	—	—	—	1,266	—	—	1,266
Net income	—	—	—	—	—	—	2,648	2,648
Unrealized gain on cash flow hedges, net of tax	—	—	—	—	—	1,369	—	1,369
Total comprehensive income								4,017
Issuance of common stock to Cypress, net of issue costs	4,251,122	43	97,457	—	—	—	—	97,500
Value of Predecessor stock options assumed in merger	—	—	5,039	—	—	—	—	5,039
Income tax benefit from the exercise of Predecessor stock options	—	—	463	—	—	—	—	463
Sale of common stock to directors	24,444	—	575	—	—	—	—	575
Balances, October 1, 2004	4,275,566	43	103,534	—	—	1,369	2,648	107,594
Net income	—	—	—	—	—	—	13,672	13,672
Unrealized gain on cash flow hedges, net of tax	—	—	—	—	—	252	—	252
Total comprehensive income								13,924
Income tax benefit adjustment from the exercise of Predecessor stock options	—	—	(27)	—	—	—	—	(27)
Stock-based compensation expense	—	—	6,985	—	—	—	—	6,985
Special cash dividend	—	—	(75,809)	—	—	—	—	(75,809)
Balances, September 30, 2005	4,275,566	$43	34,683	—	—	1,621	16,320	52,667

See accompanying notes to the consolidated financial statements.

CPI INTERNATIONAL, INC. and subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended September 30, 2005 (Successor)	36-Week Period Ended October 1, 2004 (Successor)	16-Week Period Ended January 22, 2004 (Predecessor)	Year Ended October 3, 2003 (Predecessor)
Operating Activities
Net cash provided by operating activities	$31,349	12,203	6,574	34,482
Investing Activities
Purchase of Predecessor, net of cash acquired	—	(113,130)	—	—
Advance payments from sale of San Carlos property	—	13,450	—	—
Expenses relating to sale of San Carlos property	(224)	(451)	—	—
Capital expenditures	(17,131)	(3,317)	(459)	(3,067)
Purchase of Econco's net assets, net of cash acquired	(18,325)	—	—	—
Proceeds from sale of Solid State Products Division	—	—	—	136
Net cash used in investing activities	(35,680)	(103,448)	(459)	(2,931)
Financing Activities
Retirement of debt and preferred stock:
Senior subordinated notes	—	(74,000)	(26,000)	—
Senior redeemable preferred stock	—	(29,735)	—	—
Junior preferred stock	—	(32,336)	—	—
Dividends on senior redeemable preferred stock	—	(19,310)	—	—
Mortgaging financing	—	(17,500)	—	—
Proceeds from (payment for) the issuance of debt:
Floating rate senior notes	79,200	—	—	—
Senior subordinated notes	—	125,000	—	—
Senior term loan	—	90,000	—	—
Debt issue costs	(3,455)	(9,653)	—	(339)
Proceeds from the repayment of Predecessor
stockholder loans	—	1,266	—	—
Net proceeds from the issuance of common stock	—	98,075	—	110
Repayment on senior term loan	(9,550)	(450)	—	—
Repayments on capital leases	(20)	—	—	(45)
Stockholder distribution payments	(75,809)	—	—	—
Repayments on mortgage refinancing	—	—	—	(250)
Proceeds from the exercise of stock options	—	364	—	—
Net cash (used in) provided by financing activities	(9,634)	131,721	(26,000)	(524)
Net (Decrease) Increase in Cash and Cash Equivalents	(13,965)	40,476	(19,885)	31,027
Cash and cash equivalents at beginning of period	40,476	—	33,751	2,724
Cash and cash equivalents at end of period	$26,511	40,476	13,866	33,751

See accompanying notes to the consolidated financial statements.

CPI INTERNATIONAL, INC. and subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS, continued

(in thousands)

	Year Ended September 30, 2005 (Successor)	36-Week Period Ended October 1, 2004 (Successor)	16-Week Period Ended January 22, 2004 (Predecessor)	Year Ended October 3, 2003 (Predecessor)
Detail of Net Cash Provided by Operating Activities
Net income (loss)	$13,672	2,648	(4,570)	16,548
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	6,427	3,072	1,529	5,820
Amortization of intangibles	7,750	13,679	249	473
Amortization of deferred debt issue costs	1,304	743	2,285	1,383
Amortization of discount on floating rate senior notes	31	—	—	—
Amortization of acquisition-related inventory write-up	351	5,500	—	—
Stock-based compensation expense from performance stock options	4,165	—	—	—
Stock-based compensation expense from acceleration of vesting of performance stock options	2,820	—	—	—
Stock-based compensation expense from stock options issued at less than fair value	—	—	1,289	220
Compensation expense from common stock issued at less than fair value	—	—	—	790
Allowance for doubtful accounts	60	81	28	133
Acquired in-process research and development	—	2,500	—	—
Deferred income taxes	(3,791)	(7,248)	—	—
Interest accrued on stockholder loans	—	—	(10)	(33)
Net loss on the disposition of assets	446	197	7	92
Gain on sale of Solid State Products Division	—	—	—	(136)
Changes in operating assets and liabilities, net of
Econco acquisition:
Restricted cash	992	(2,279)	—	—
Accounts receivable	(2,095)	(6,408)	3,513	(3,096)
Inventories	(10,705)	74	(750)	3,422
Prepaid and other current assets	157	(290)	235	427
Other long-term assets	(1,136)	(90)	—	—
Accounts payable	5,429	2,247	(2,085)	1,513
Accrued expenses	5,405	(7,573)	7,067	3,114
Product warranty	173	235	438	578
Income taxes payable	(142)	2,545	(1,909)	625
Advance payments from customers	36	2,570	(742)	2,609
Net cash provided by operating activities	$31,349	12,203	6,574	34,482
Supplemental Cash Flow Disclosures
Cash paid for interest	$17,460	14,762	2,027	13,298
Cash paid for taxes, net of refunds	$13,311	7,599	2,434	8,628
Supplemental Disclosures of Noncash Investing and and Financing Activities
Dividends on senior redeemable preferred stock	$—	—	3,861	5,911

See accompanying notes to the consolidated financial statements.

CPI INTERNATIONAL, INC. and subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    Description of Business

CPI International, Inc., formerly known as CPI Holdco, Inc. (‘‘CPI International"), through its wholly owned subsidiary, Communications & Power Industries, Inc. (‘‘CPI’’), provides microwave and radio frequency products for critical defense, communications, medical, scientific and other applications. References to the ‘‘Company’’ refer to the Successor post-Merger and the Predecessor prior to the Merger; see Note 3 for a description of the Merger. The Company operates six manufacturing divisions in North America, and sells and services its products and customers worldwide primarily through a direct sales force.

2.    Summary of Significant Accounting Policies

Basis of Presentation:    The accompanying consolidated financial statements for periods subsequent to January 22, 2004 represent the consolidated financial statements of CPI International after giving effect to the Merger. For periods ending prior to January 23, 2004, the accompanying consolidated financial statements represent the consolidated results and financial position of Holding.

There is currently no public market for CPI International’s common stock.

Principles of Consolidation:    The consolidated financial statements include those of the Company and its subsidiaries. Significant intercompany balances, transactions, and stockholdings have been eliminated in consolidation.

Fiscal Year:    The Company’s fiscal years are the 52- or 53-week periods that end on the Friday nearest September 30. The Successor’s fiscal year did not change from that of the Predecessor. Fiscal year 2005 consisted of the 52-week period ended September 30, 2005, fiscal year 2004 consisted of the 16-week period ended January 22, 2004 and the 36-week period ended October 1, 2004, and fiscal year 2003 consisted of the 53-week period ended October 3, 2003.

Use of Estimates:    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of sales and costs and expenses during the reporting period. The most significant of these estimates and assumptions relate to market values for inventories reported at lower of cost or market, self insurance liabilities for worker’s compensation losses, recoverability and valuation of recorded amounts of long-lived assets, identifiable intangible assets, including goodwill, and the estimated market price of common stock for purposes of determining stock compensation expense. Actual results could differ from these estimates and such differences could be material.

Restricted Cash:    Restricted cash is primarily comprised of bank guarantees from customer advance payments to our international subsidiaries. The bank guarantees become unrestricted cash when performance under the customers’ sales contract is complete.

Revenue Recognition:    Sales are recognized when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable, and collectibility is reasonably assured. The Company’s products are generally subject to warranties, and the Company provides for the estimated future costs of repair, replacement or customer accommodation in cost of sales.

The Company has commercial and U.S. Government fixed-price contracts that are accounted for under American Institute of Certified Public Accountants Statement of Position No. 81-1, ‘‘Accounting for Performance of Construction-Type and Certain Production-Type Contracts.’’ These contracts have represented approximately 1% of our sales during fiscal years 2003, 2004 and 2005, and are for contracts that generally are greater than one year in duration and that include a material amount of product development. The Company uses the percentage-of-completion method when reasonably dependable estimates of the extent of progress toward completion, contract revenues and contract costs can be made. The portion of revenue earned or the amount of gross profit earned for a period is determined by measuring the extent of progress toward completion using total cost incurred to date and estimated costs at contract completion.

Sales under cost-reimbursement contracts, which are primarily for research and development, are recorded as costs are incurred and include estimated earned fees in the proportion that costs incurred to date bear to total

CPI INTERNATIONAL, INC. and subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS   (Continued)

estimated costs. The fees under certain commercial and U.S. Government contracts may be increased or decreased in accordance with cost or performance incentive provisions that measure actual performance against established targets or other criteria. Such incentive fee awards or penalties are included in revenue at the time the amounts can be reasonably determined.

Fair Value of Financial Instruments:    Financial instruments include cash and cash equivalents, restricted cash, accounts receivable, derivative instruments, accounts payable, and long-term debt. Cash equivalents include highly liquid short-term investments with original maturities of three months or less, readily convertible to known amounts of cash. As of September 30, 2005, and October 1, 2004, cash equivalents were $25.3 million and $37.3 million, respectively. The carrying value of the Company’s cash, restricted cash, accounts receivable, derivative instruments and accounts payable approximate their fair values. The estimated fair value of the Company’s debt as of September 30, 2005 and October 1, 2004, was $294.8 million and $223.4 million, respectively. The fair value estimates were based on market interest rates and other market information available to management as of each balance sheet date presented. The approximate fair values do not take into consideration expenses that could be incurred in an actual settlement.

Inventories:    Inventories are stated at the lower of average cost or market, primarily using the average cost method. Cost includes labor, material and overhead costs.

The Company assesses the valuation of inventory and periodically writes down the value for estimated excess and obsolete inventory based upon actual usage and estimates about future demand. The excess balance determined by this analysis becomes the basis for our excess inventory charge. Management personnel play a key role in our excess inventory review process by providing updated sales forecasts, managing product rollovers and working with manufacturing to maximize recovery of excess inventory. If actual market conditions are less favorable than those projected by management, additional write-downs may be required. If actual market conditions are more favorable than anticipated, inventory previously written down may be sold, resulting in lower cost of sales and higher income from operations than expected in that period.

Management also reviews the carrying value of inventory for lower of cost or market on an individual product or contract basis. A loss reserve is charged to cost of sales if product cost or the estimated contract cost at completion is in excess of net realizable value (selling price less estimated cost of disposal). If actual contract cost at completion is different than originally estimated, then a loss or gain provision adjustment is recorded that would have an impact on our operating results.

Property, Plant, and Equipment:    Property, plant and equipment are stated at cost. Major improvements are capitalized, while maintenance and repairs are expensed currently. Plant and equipment are depreciated over their estimated useful lives using the straight-line method. Leasehold improvements are amortized using the straight-line method over their estimated useful lives, or the remaining term of the lease, whichever is shorter.

As a result of valuations that were performed in connection with the Merger purchase price allocation, the Company revised the useful lives of its property, plant and equipment to reflect the current economic useful life of its assets. The following table summarizes the useful lives for the main components of property, plant and equipment for each of the Company (Successor) and the Predecessor:

Asset Category	Successor	Predecessor
Buildings	25 years	20 years
Land improvements	20 years	15 years
Process equipment	12 years	7 years
Machinery and equipment	7 to 12 years	5 to 7 years
Office furniture and equipment	5 to 10 years	5 years
Leasehold improvements	Shorter of useful life or lease term	Shorter of useful life or lease term

Goodwill and Other Intangible Assets:    The Company accounts for business combinations using the purchase method of accounting pursuant to Statement of Financial Accounting Standards (‘‘SFAS’’) No. 141, ‘‘Business

CPI INTERNATIONAL, INC. and subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS   (Continued)

Combinations’’. Intangible assets acquired in a purchase method business combination are recognized and reported apart from goodwill, pursuant to the criteria specified by SFAS No. 141.

The values assigned to acquired identifiable intangible assets for technology were determined based on the excess earnings method of the income approach. This method determines fair market value using estimates and judgments regarding the expectations of future after-tax cash flows from those assets over their lives, including the probability of expected future contract renewals and sales, all of which are discounted to their present value.

We account for goodwill and other intangible assets in accordance with SFAS No. 142, ‘‘Goodwill and Other Intangible Assets’’. SFAS No. 142 requires that goodwill and identifiable intangible assets with indefinite useful lives be tested for impairment at least annually. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives and reviewed for impairment in accordance with SFAS No. 144, ‘‘Accounting for the Impairment or Disposal of Long-Lived Assets’’. Identifiable intangible assets are amortized over their useful lives of up to 50 years. We test goodwill for impairment annually or more frequently if events and circumstances warrant.

Long-Lived Assets:    We account for long-lived assets in accordance with SFAS No. 144, which requires that long-lived and intangible assets, including property, equipment, and leasehold improvements, be evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We would recognize an impairment loss when the sum of the undiscounted future net cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. Such impairment loss would be measured as the difference between the carrying amount of the asset and its fair value. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and would no longer be depreciated. The assets and liabilities of a disposal group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

The values assigned to land as of the merger date were determined based on the market or sales comparison approach, which estimates fair values through an analysis of recent sales of comparable assets. The values assigned to buildings, leasehold improvements, land improvements and personal property as of the merger date were determined based on the cost approach, which estimates fair values by determining the current cost of reproducing or replacing an asset with one of equivalent economic utility. The fair value of the long-term ground lease as of the merger date was based on the difference between discounted cash flows of our existing contract ground lease and the projected net operating income expected to be generated from the site assuming it was leased at market rates.

Product Warranty:    The Company’s products are generally warranted for a variety of periods, typically one to three years or a predetermined product usage life. A provision for estimated future costs of repair, replacement or customer accommodations is reflected in the accompanying consolidated financial statements. The Company assesses the adequacy of its preexisting warranty liabilities and adjusts the balance based on actual experience and changes in future expectations.

Deferred Debt Issue Costs:    Costs incurred related to the issuance of the Company’s long-term debt and other credit facilities are capitalized and amortized over the estimated time the obligations are expected to be outstanding using the effective interest method. Deferred debt issue costs for CPI International’s Floating Rate Senior Notes due 2015 (the ‘‘FR Notes’’), revolving commitment, term loan and CPI’s 8% Senior Subordinated Notes due 2012 (‘‘8% Notes’’) are amortized over a period of 10 years, 6 years, 6.5 years and 8 years, respectively. Due to refinancing at the Merger closing date, the Predecessor’s $1.8 million unamortized balance of deferred debt issue costs were charged to interest expense on January 22, 2004. As of September 30, 2005, deferred debt issue costs were $13.1 million and accumulated amortization was $2.0 million.

Comprehensive Income:    Comprehensive income includes net income as well as other comprehensive income. The Company’s other comprehensive income consists of unrealized gains and losses on cash flow hedge contracts, net of tax.

CPI INTERNATIONAL, INC. and subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS   (Continued)

Income Taxes:    The Company records income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Business Risks and Credit Concentrations:    Defense-related applications, such as certain radar, electronic countermeasures and military communications, constitute a significant portion of the Company’s sales. Companies engaged in supplying defense-related equipment and services to government agencies are subject to certain business risks peculiar to that industry. Sales to the government may be affected by changes in procurement policies, budget considerations, changing concepts of national defense, political developments abroad, and other factors.

Derivative Instruments and Hedging:    The Company accounts for derivative instruments and hedging activities in accordance with SFAS No. 133, ‘‘Accounting for Derivative Instruments and Hedging Activities,’’ as amended by SFAS No. 138, ‘‘Accounting for Certain Derivative Instruments and Hedging Activities—an Amendment of SFAS 133’’ and SFAS 149, ‘‘Amendment of Statement 133 on Derivative Instruments and Hedging Activities.’’ In accordance with these standards, derivative instruments are recorded on the balance sheet as either an asset or liability measured at its fair value. The Company uses foreign currency forward contracts to hedge Canadian dollar expenses and interest rate swap agreements to reduce its exposure to changes in variable interest rates on debt. Derivatives are not used for speculative purposes.

The Company’s derivatives are designated as cash flow hedges and the effective portion of the change in fair value of the derivative is recorded in stockholders’ equity as a separate component of accumulated other comprehensive income and is recognized in the statement of operations when the hedged item affects earnings. The ineffective portion of the change in fair value of the derivative is immediately recognized in earnings.

Foreign Currency Translation:    The functional currency of the Company’s foreign subsidiaries is the U.S. dollar. Gains or losses resulting from the translation into U.S. dollars of amounts denominated in foreign currencies are included in the determination of net income or loss. Foreign currency translation gains and losses are reported on a net basis in the caption ‘‘General and administrative’’ in the Consolidated Statements of Operations.

Research and Development:    Company-sponsored research and development costs related to both present and future products are expensed currently. Customer-sponsored research and development costs are charged to cost of sales to match revenue received. Total expenditures incurred by the Company on research and development are summarized as follows (in thousands):

	Year Ended September 30, 2005 (Successor)	36-Week Period Ended October 1, 2004 (Successor)	16-Week Period Ended January 22, 2004 (Predecessor)	Year Ended October 3, 2003 (Predecessor)
CPI Sponsored	$7,218	5,253	2,200	6,860
Customer Sponsored	5,889	2,388	1,104	3,725
Total Incurred	$13,107	7,641	3,304	10,585

Stock-based Compensation:    As allowed by SFAS No. 123, ‘‘Accounting for Stock-Based Compensation,’’ as amended by SFAS No. 148, ‘‘Accounting for Stock-Based Compensation—Transition and Disclosure,’’ the Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board (‘‘APB’’) Opinion No. 25, ‘‘Accounting for Stock Issued to Employees,’’ and related interpretations. Under this method, compensation expense is recorded only if the market price of the stock exceeded the exercise price at the measurement date. Since the Company’s stock is not publicly traded and therefore does not have a quoted market price, the Company computes an estimated market price of its stock based on valuation techniques for determining the fair value of closely held stock. The exercise prices of all stock options issued by CPI

CPI INTERNATIONAL, INC. and subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS   (Continued)

International were at, or above, the estimated market price of the underlying stock at the date of issuance. The Company charges stock-based compensation expense against income under the caption ‘‘General and administrative’’ in the Consolidated Statements of Operations because the majority of holders of stock options are in administrative functions.

If compensation cost for the Company’s stock-based compensation plan had been determined using the fair value-based method of accounting under SFAS No. 123, then the Company’s net income (loss) would have changed to the pro forma amounts indicated below (in thousands, except net income per share):

	Year Ended September 30, 2005 (Successor)	36-Week Period Ended October 1, 2004 (Successor)	16-Week Period Ended January 22, 2004 (Predecessor)	Year Ended October 3, 2003 (Predecessor)
Net income (loss) as reported	$13,672	2,648	(4,570)	16,548
Add: Stock-based compensation included in net income (loss), net of tax	4,180	—	1,289	220
Deduct: Stock-based compensation
determined under fair value-based
method, net of tax	(4,642)	(415)	(227)	(533)
Pro forma net income (loss)	$13,210	2,233	(3,508)	16,235
Net income per share — Basic
As reported	$$3.20	$$0.62	N/A	N/A
Pro forma	$3.09	$0.52	N/A	N/A
Net income per share — Diluted
As reported	$2.96	$0.59	N/A	N/A
Pro forma	$2.86	$0.50	N/A	N/A

Due to the significant change in capital structure at the Merger closing date, net income (loss) per share for the Predecessor has not been presented because it is not considered comparable to the Successor amount.

Net Income Per Share:    Basic net income per share is computed using the weighted-average number of common shares outstanding during the period. Diluted net income per share is computed using the weighted-average number of common and dilutive potential common equivalent shares outstanding during the period. Potential common equivalent shares consist of common stock issuable upon exercise of stock options using the treasury stock method.

The following table is a reconciliation of the shares used to calculate basic and diluted net income per share:

	Year Ended September 30, 2005 (Successor)	36-Week Period Ended October 1, 2004 (Successor)
Basic weighted average shares outstanding	4,275,566	4,270,269
Dilutive stock options	344,717	208,437
Diluted weighted average shares outstanding	4,620,283	4,478,706

The Company excludes stock options from the computation of diluted weighted average shares outstanding if the exercise price of the option is equal to or greater than the average market price of the shares because the inclusion of these options would be antidilutive to earnings per share. Accordingly, options to purchase 639,465 shares, at a weighted average exercise price of $13.40, were excluded from the computation of diluted weighted average shares outstanding during the 36-week period ended October 1, 2004. For fiscal year 2005, all stock options are dilutive.

CPI INTERNATIONAL, INC. and subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS   (Continued)

Reclassifications:    Certain amounts in prior years’ consolidated financial statements have been reclassified to conform to the fiscal 2005 presentation. Net operating results have not been affected by these reclassifications.

Newly Adopted and Recently Issued Accounting Pronouncements:    In March 2004, the Emerging Issues Task Force (‘‘EITF’’) reached a consensus on Issue No. 03-01, ‘‘The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments’’ (‘‘EITF 03-01’’). EITF 03-01 provides guidance on other-than-temporary impairment models for marketable debt and equity securities accounted for under Statement of Financial Accounting Standards (‘‘SFAS’’) No. 115, ‘‘Accounting for Certain Investments in Debt and Equity Securities,’’ and non-marketable equity securities accounted for under the cost method. The EITF developed a basic three-step model to evaluate whether an investment is other-than-temporarily impaired. The Financial Accounting Standards Board (‘‘FASB’’) issued EITF 03-01-1 in September 2004, which delayed the effective date of the recognition and measurement provisions of EITF 03-01. We do not expect the adoption of EITF 03-01 to have a material impact on our results of operations or financial condition.

In December 2004, the FASB issued SFAS No. 123 (revised 2004) ‘‘Share-Based Payments’’ ("SFAS No. 123R"). SFAS No. 123R requires entities to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and recognize the cost over the period during which an employee is required to provide service in exchange for the award. SFAS No. 123R eliminates the alternative method of accounting for employee share-based payments previously available under APB No. 25. The effective date for a non public equity that becomes a public entity after June 15, 2005, is the first interim or annual reporting period beginning after the entity becomes a public entity. Accordingly, we will adopt SFAS No. 123R in the second quarter of fiscal year 2006. We have not yet determined the impact of applying the provisions of SFAS No. 123R.

In November 2004, the FASB issued SFAS No. 151, ‘‘Inventory Costs—an amendment of ARB No. 43, Chapter 4’’, which is the result of the FASB’s project to reduce differences between U.S. and international accounting standards. SFAS No. 151 requires idle facility costs, abnormal freight, handling costs, and amounts of wasted materials (spoilage) be treated as current-period costs. Under this concept, if the costs associated with the actual level of spoilage or production defects are greater than the costs associated with the range of normal spoilage or defects, the difference would be charged to current-period expense, not included in inventory costs. We are required to adopt SFAS No. 151 in the beginning of fiscal year 2006 and its adoption is not expected to have a significant impact on our results of operations or financial condition.

In December 2004, the FASB issued SFAS No. 153, ‘‘Exchanges of Nonmonetary Assets,’’ (‘‘SFAS No. 153’’) an amendment of APB Opinion No. 29. SFAS No. 153 addresses the measurement of exchanges of nonmonetary assets and redefines the scope of transactions that should be measured based on the fair value of the assets exchanged. SFAS No. 153 is effective for nonmonetary asset exchanges beginning in our first quarter of fiscal year 2006. We do not expect the adoption of SFAS No. 153 to have a material impact on our results of operations or financial condition.

In March 2005, the FASB issued Interpretation No. 47, ‘‘Accounting for Conditional Asset Retirement Obligations,’’ which clarifies that an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value can be reasonably estimated even though uncertainty exists about the timing and (or) method of settlement. We are required to adopt Interpretation No. 47 by the end of fiscal year 2006. We do not expect the implementation of Interpretation No. 47 to have a significant impact on our results of operations or financial condition.

In May 2005, the FASB issued SFAS No. 154, ‘‘Accounting Changes and Error Corrections.’’ SFAS No. 154 replaces APB Opinion No. 20, ‘‘Accounting Changes,’’ and SFAS No. 3, ‘‘Reporting Accounting Changes in Interim Financial Statement,’’ and changes the requirements for the accounting for and reporting of a change in accounting principle. We are required to adopt SFAS No. 154 for accounting changes and error corrections in fiscal year 2007. Our results of operations and financial condition will only be impacted by SFAS No. 154 if we implement changes in accounting principle that are addressed by the standard or correct accounting errors in future periods.

CPI INTERNATIONAL, INC. and subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS   (Continued)

In June 2005, the FASB issued a FASB Staff Position (‘‘FSP’’) interpreting FASB Statement No. 143, ‘‘Accounting for Asset Retirement Obligations,’’ specifically FSP 143-1, ‘‘Accounting for Electronic Equipment Waste Obligations’’ (‘‘FSP 143-1’’). FSP 143-1 addresses the accounting for obligations associated with Directive 2002/96/EC (‘‘Directive’’), Waste Electrical and Electronic Equipment, which was adopted by the European Union (‘‘EU’’). The FSP provides guidance on how to account for the effects of the Directive but only with respect to historical waste associated with products placed on the market on or before August 13, 2005. FSP 143-1 is effective the later of the first reporting period ending after June 8, 2005, or the date of the adoption of the law by the applicable EU-member country. The adoption of FSP 143-1 did not have a material impact on our results of operations or financial condition.

In June 2005, the EITF reached a consensus on Issue No. 05-06, ‘‘Determining the Amortization Period for Leasehold Improvements’’ (‘‘EITF 05-06’’). EITF 05-06 provides guidance for determining the amortization period used for leasehold improvements acquired in a business combination or purchased after the inception of a lease, collectively referred to as subsequently acquired leasehold improvements. EITF 05-06 provides that the amortization period used for the subsequently acquired leasehold improvements to be the lesser of (a) the subsequently acquired leasehold improvements’ useful lives, or (b) a period that reflects renewals that are reasonably assured upon the acquisition or the purchase. EITF 05-06 is effective on a prospective basis for subsequently acquired leasehold improvements purchased or acquired in periods beginning after the date of the FASB’s ratification, which was on June 29, 2005. We do not expect the adoption of EITF 05-06 to have a material impact on our results of operations or financial condition.

3.    Mergers

Cypress Merger:    On January 23, 2004, CPI International’s wholly-owned subsidiary, CPI Merger Sub Corp. (‘‘Merger Sub’’), merged (‘‘Merger’’) with and into Communications & Power Industries Holding Corporation (‘‘Holding’’ or the ‘‘Predecessor’’) pursuant to the terms of the Agreement and Plan of Merger (the ‘‘Merger Agreement’’), dated as of November 17, 2003, by and among Holding, CPI International, Merger Sub and Green Equity Investors II, L.P., as the representative of the security holders of Holding, under which CPI International, a corporation controlled by affiliates of The Cypress Group (‘‘Cypress’’), agreed to acquire Holding. In the Merger, each share of Holding’s common stock and stock options outstanding immediately prior to the Merger, other than a portion of stock options held by certain members of management (which were converted into options to purchase shares of CPI International), were converted into the right to receive a pro rata portion of the aggregate merger consideration of $131.7 million. In connection with the Merger, CPI International received an equity contribution of $100.0 million before expenses from affiliates of Cypress in exchange for 4,251,122 shares of common stock of CPI International. Members of management of Holding, as a result of rolling over their options to purchase common stock of Holding, received stock options to purchase 167,513 shares (subsequently adjusted to 298,341 shares, see Note 12) of common stock of CPI International (‘‘Rollover Options’’). The estimated fair value of Rollover Options was $5.0 million and was accounted for as Merger purchase price as of January 23, 2004.

In connection with the Merger, Holding and CPI refinanced all of their outstanding indebtedness. As part of the refinancing, CPI effected a covenant defeasance of $74.0 million outstanding aggregate principal amount of its 12% Senior Subordinated Notes (‘‘12% Notes’’) and redeemed the 12% Notes in full, each pursuant to the terms of the Indenture governing the 12% Notes. In addition, CPI terminated its credit facility, and Holding paid off all amounts owing under, and terminated, the loan agreement related to its San Carlos property. CPI also redeemed all of the outstanding shares of its 14% Junior Cumulative Preferred Stock and its Series B 14% Senior Redeemable Exchangeable Cumulative Preferred Stock.

CPI INTERNATIONAL, INC. and subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS   (Continued)

The Merger transaction was accounted for using the purchase method of accounting as required by the Statement of Financial Accounting Standards (‘‘SFAS’’) No.141, ‘‘Business Combinations’’. Accordingly, the assets acquired and liabilities assumed were recorded at fair value, and the excess of the purchase price over the fair value of the assets acquired was recorded as goodwill. The allocation of the purchase price to specific assets and liabilities was based, in part, upon internal estimates of cash flow and recoverability.

As part of the valuation of the fair value of the identifiable intangible assets, we made assumptions about the useful lives of the various components of these intangible assets based on the expected timeframe that each component would continue to generate a revenue stream from current contracts and programs and anticipated future contracts. The useful lives were based on our knowledge of the existing technologies, competing technologies and rates of change for these technologies. We estimated the useful lives as follows: core VED technology—50 years; VED application technologies—25 years; and x-ray generator and satcom application technologies—15 years. Our valuation methodology used the excess earnings method of the income approach, which determines fair market value based on discounting the expected future after-tax cash flows from those assets over their lives, including probabilities of expected future contract renewals and sales, to their present value, using a weighted annual average cost of equity of 13.5% through fiscal year 2028 and 14.5% after fiscal year 2028. The higher rate for the later years was based on projected additional risk for this period.

We did not separately value customer-related intangible assets because we believe the drivers of our value are our technology and derivative applications rather than the relationships that we have developed with our customers. The industries and markets in which we operate are competitive, and our success is based on our ability to provide technologically superior products at competitive prices, or comparable products at lower prices. Although customer relationships are important to our business, we believe these relationships are only as good as our technology and products.

The following table summarizes the final allocation of fair value of the assets acquired and liabilities assumed at January 23, 2004 (in thousands):

Net current assets	$33,368
Property, plant and equipment	70,079
Identifiable intangible assets	92,160
Acquired in-process research and development	2,500
Goodwill	139,614
Debt and preferred stock	(172,881)
Deferred tax liabilities, net	(33,169)
Total	$131,671

CPI INTERNATIONAL, INC. and subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS   (Continued)

Net current assets includes $5.5 million for the revaluation of inventory. The $2.5 million of acquired in-process research and development represents the estimated fair value of acquired in-process research and development projects that had not yet reached technological feasibility on January 23, 2004 and had no alternative future use. Accordingly, this amount was written off at the Merger date. The value assigned to acquired in-process research and development is related to technology application projects involving development of VEDs for communications, scientific and military applications and development of power supplies, x-ray generators and transmitters for industrial, medical and military applications. The following table presents details of the purchased intangible assets acquired (in thousands):

	Weighted Average Useful Life	Amount
Tradename	indefinite	$4,400
Landlease	46 years	11,810
Backlog	1 year	17,450
Technology	37 years	58,500
Total		$92,160

The following unaudited pro forma summary presents information as if the Merger had taken place at the beginning of each period presented. The pro forma amounts include certain adjustments, including depreciation based on the allocated purchase price of property and equipment, amortization of finite-lived intangible assets acquired, interest expense and taxes. One-time charges for the inventory write-up, merger expenses, acquired in-process research and development and backlog amortization, net of applicable taxes, are excluded from the pro forma net income amounts (in thousands):

	Fiscal Year
	2004	2003
Sales	$282,185	$265,434
Net income	$16,313	$11,640

Corporate Reorganization:    On March 12, 2004, Holding was merged with and into its wholly-owned subsidiary, CPI, with CPI as the surviving corporation (the ‘‘Intercompany Merger’’). As a result of the Intercompany Merger, all of the obligations of Holding existing prior to the Intercompany Merger became obligations of CPI. CPI is a wholly owned subsidiary of CPI International. CPI International is a holding company with no operations of its own.

4.    Econco Acquisition

On October 8, 2004, CPI purchased all of the outstanding stock of Econco Broadcast Service, Inc. (‘‘Econco’’) of Woodland, California for cash consideration of $18.3 million. Econco is a provider of rebuilding service for VEDs, allowing broadcasters and other users of these critical products to extend the life of their devices at a cost that is lower than buying a new VED.

The Econco acquisition was accounted for using the purchase method of accounting as required by Financial Accounting Standards Board (‘‘FASB’’) Statement No. 141, ‘‘Business Combinations.’’  Accordingly, the assets and liabilities of Econco were adjusted to their fair values and the excess of the purchase price over the fair value of the net assets acquired was recorded as goodwill. The allocation of the purchase price to specific assets and liabilities was based, in part, upon internal estimates of cash flow and recoverability.

CPI INTERNATIONAL, INC. and subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS   (Continued)

The following table summarizes the allocation of the fair value of the Econco assets acquired and liabilities assumed (in thousands):

Net current assets	$2,049
Property, plant and equipment	3,239
Identifiable intangible assets	7,210
Goodwill	5,848
Total	$18,346

Net current assets includes $0.4 million for the revaluation of inventory. The following table presents details of the purchased intangible assets acquired (in thousands):

	Weighted Average Useful Life	Amount
Non-compete agreement	5 years	$110
Tradename	indefinite	1,400
Customer list and programs	25 years	5,700
Total		$7,210

The consolidated financial statements include Econco’s financial results from the acquisition date. Pro forma results of operations, as if the acquisition had occurred at the beginning of fiscal year 2004 and 2005, have not been presented because the proforma results are not materially different from the Company’s consolidated results of operations as presented in the accompanying consolidated statements of operations.

5.    Supplemental Balance Sheet Information

Accounts Receivable:    Accounts receivable are stated net of allowances for doubtful accounts as follows (in thousands):

	Balance at Beginning of Period	Charged to Costs and Expenses	Write-offs (Recoveries)	Balance at End of Period
Year Ended September 30, 2005	$660	60	(3)	723
36-Week Period Ended October 1, 2004	$584	81	5	660
16-Week Period Ended January 22, 2004	$575	28	19	584
Year Ended October 3, 2003	$577	133	135	575

Inventories:    The following table provides details of inventories, net of reserves (in thousands):

	September 30, 2005	October 1, 2004
Raw material and parts	$29,627	$23,500
Work in process	12,540	10,067
Finished goods	8,453	4,507
Inventories	$50,620	$38,074

CPI INTERNATIONAL, INC. and subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS   (Continued)

Reserve for excess, slow moving and obsolete inventory:    The following table summarizes the activity related to reserves for excess, slow moving and obsolete inventory during fiscal years 2005 and 2004 (in thousands):

	September 30, 2005	October 1, 2004
Beginning balance	$8,981	$9,542
Econco acquisition	729	—
Inventory provision, charged to cost of sales	520	2,831
Inventory write-offs	(1,575)	(3,392)
Ending balance	$8,655	$8,981

Reserve for loss contracts and cost in excess of market inventory:    The following table summarizes the activity related to reserves for loss contracts and cost in excess of market inventory during fiscal years 2005 and 2004 (in thousands):

	September 30, 2005	October 1, 2004
Beginning balance	$2,845	$3,729
Provision for loss contracts and cost in excess of market inventory, charged to cost of sales	1,358	3,170
Credit to cost of sales upon revenue recognition	(2,773)	(4,054)
Ending balance	$1,430	$2,845

Property, Plant, and Equipment:    The following table provides details of property, plant and equipment (in thousands):

	September 30, 2005	October 1, 2004
Land and land leaseholds	$21,255	$20,955
Buildings	27,874	23,669
Machinery and equipment	32,373	27,157
Construction in progress	11,373	1,393
	92,875	73,174
Less accumulated depreciation and amortization	(9,251)	(3,047)
Net property, plant and equipment	$83,624	$70,127

At September 30, 2005, construction in progress included $10.3 million for capital equipment, building and land lease improvements related to the relocation of the San Carlos production facility to Palo Alto, California.

CPI INTERNATIONAL, INC. and subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS   (Continued)

Intangible Assets:    The following tables present the details of the Company’s total purchased intangible assets (in thousands):

September 30, 2005	Cost	Accumulated Amortization	Net
VED core technology	$30,700	$(1,048)	$29,652
VED application technology	19,800	(1,340)	18,460
X-ray generator and satcom application technology	8,000	(902)	7,098
Customer backlog	17,450	(17,450)	—
Land lease	11,810	(444)	11,366
Tradename	5,800	—	5,800
Customer list and programs	5,700	(224)	5,476
Noncompete agreement	110	(21)	89
Total	$99,370	$(21,429)	$77,941

October 1, 2004	Cost	Accumulated Amortization	Net
VED core technology	$30,700	$(435)	$30,265
VED application technology	19,800	(551)	19,249
X-ray generator and satcom application technology	8,000	(364)	7,636
Customer backlog	17,450	(12,148)	5,302
Land lease	11,810	(181)	11,629
Tradename	4,400	—	4,400
Total	$92,160	$(13,679)	$78,481

The estimated future amortization expense of purchased intangibles as of September 30, 2005 was as follows (in thousands):

Fiscal Year	Amount
2006	$2,451
2007	2,451
2008	2,451
2009	2,451
2010	2,429
Thereafter	59,908
Total	$72,141

Goodwill:    The following table presents the changes in goodwill by reportable segment during fiscal year 2005 (in thousands):

	October 1, 2004	Acquired	September 30, 2005
VED	$125,769	$5,848	$131,617
Satcom Equipment	13,845	—	13,845
Total	$139,614	$5,848	$145,462

As more fully described in Note 4 ‘‘Econco Acquisition’’, goodwill acquired consists of the excess of the purchase price for Econco over the fair value of the assets acquired.

CPI INTERNATIONAL, INC. and subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS   (Continued)

Accrued Expenses:    The following table provides details of accrued expenses (in thousands):

	September 30, 2005	October 1, 2004
Payroll and employee benefits	$16,781	$13,484
Accrued interest	3,707	1,835
Other accurals	6,759	5,620
Total accrued expenses	$27,247	$20,939

Product Warranty:    The following table summarizes the activity related to product warranty during fiscal years 2005 and 2004 (in thousands):

	September 30, 2005	October 1, 2004
Beginning accrued warranty	$6,074	$5,401
Econco acquisition	112	—
Cost of warranty claims	(5,519)	(4,527)
Accruals for product warranty	5,692	5,200
Ending accrued warranty	$6,359	$6,074

6.    Long-Term Debt

Long-term debt comprises the following (in thousands):

	September 30, 2005	October 1, 2004
Term loan, expiring 2010	$80,000	$89,550
8% Senior subordinated notes, due 2012	125,000	125,000
Floating rate senior notes, due 2015, net of issue discount of $769	79,231	—
	284,231	214,550
Less: Current portion	—	3,944
Long-term portion	$284,231	$210,606

Senior Credit Facility and Term Loan of CPI:    In connection with the Merger, CPI entered into a $130.0 million credit agreement, which was amended and restated on November 29, 2004, and further amended on February 16, 2005 and April 13, 2005 (the ‘‘Senior Credit Facility’’). The Senior Credit Facility consists of a $40.0 million revolving commitment, with a sub-facility of $15.0 million for letters of credit and $5.0 million for swingline loans (‘‘Revolver’’), which expires on January 23, 2010, and an $89.6 million term loan (which was reduced from the original $90.0 million amount) (‘‘Term Loan’’), which expires on July 23, 2010. As of September 30, 2005, the Company had no outstanding borrowings under the Revolver and $80.0 million remained outstanding under the Term Loan with no required current portion as the Company made optional prepayments in fiscal year 2005 of $5.7 million. Upon specified conditions, CPI may seek commitments for a new class of term loans, not to exceed $75 million. The Senior Credit Facility is guaranteed by CPI International and all of CPI’s domestic subsidiaries and is secured by substantially all of their assets.

The Revolver borrowings currently bear interest at a rate equal to, at CPI’s option, LIBOR plus 2.75% per annum, or the Alternate Base Rate (‘‘ABR’’) plus 1.75% per annum. The Term Loan borrowings currently bear interest at a rate equal to, at CPI’s option, LIBOR plus 2.25% per annum or the ABR plus 1.25% per annum, payable quarterly. The ABR is the greater of (a) the Prime Rate and (b) the Federal Funds Rate plus 0.50%. In addition to customary fronting and administrative fees under the Senior Credit Facility, CPI pays letter of credit participation fees equal to the applicable Revolver LIBOR margin per annum on the average daily amount of the letter of credit exposure, and a commitment fee of 0.50% per annum on the average daily unused amount of revolving commitment. As of September 30, 2005 (1) the Term Loan borrowing consisted of one tranche of $80

CPI INTERNATIONAL, INC. and subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS   (Continued)

million with interest payable on November 14, 2005, at 6.03% per annum and (2) a Revolving commitment of $4.7 million for letter of credit exposure; with Letter of Credit participation fees and fronting fees payable quarterly at a combined interest rate of 3.0% per annum.

The Senior Credit Facility requires 1.0% of the original Term Loan amount to be repaid annually in quarterly installments of 0.25% beginning June 30, 2004 and continuing for five years, with the remainder due in equal quarterly installments thereafter. CPI is required to prepay its outstanding loans, subject to certain exceptions and limitations, with net cash proceeds received from certain events, including, without limitation (1) all such proceeds received from certain asset sales by CPI International, CPI or any of CPI’s subsidiaries; (2) all such proceeds received from issuances of debt (other than certain specified permitted debt) or preferred stock by CPI International, CPI or any of CPI’s subsidiaries, (3) all such proceeds paid to CPI International, CPI or any of CPI’s subsidiaries from casualty and condemnation events in excess of amounts applied to replace, restore or reinvest in any properties for which proceeds were paid within a specified period and (4) 50% of such proceeds received from issuances of common equity by, or equity contributions to, CPI International.

CPI is also required to make an annual prepayment within 90 days after the end of each fiscal year based on a calculation of Excess Cash Flow (‘‘ECF’’), as defined in the Senior Credit Facility, multiplied by a factor of 25%, 50% or 75% depending on the leverage ratio at the end of the fiscal year, less optional prepayments made during the fiscal year. On December 30, 2004, CPI made an ECF payment of $3.9 million. The ECF payment was applied pro rata, in accordance with the provisions of the Senior Credit Facility, against the remaining scheduled installments of Term Loan principal due up to, but not including, the September 30, 2009 scheduled principal installment. No ECF payment is required for the fiscal year ending September 30, 2005, due to the optional prepayment made in March 2005 in excess of the ECF payment calculation.

CPI can make optional prepayments on the outstanding loans at any time without premium or penalty, except for customary ‘‘breakage’’ costs with respect to LIBOR loans. On March 31, 2005, CPI made an optional prepayment of $5.7 million, in addition to the quarterly scheduled Term Loan amortization payment. The optional prepayment was applied pro rata, in accordance with the provisions of the Senior Credit Facility, against the remaining scheduled installments of Term Loan principal due up to June 30, 2009, with the balance applied to the September 30, 2009 installment.

The Senior Credit Facility contains a number of covenants that, among other things, restrict, subject to certain exceptions, the ability of CPI International, CPI and CPI’s subsidiaries to: sell assets; engage in mergers and acquisitions; pay dividends and distributions or repurchase their capital stock; incur additional indebtedness or issue equity interests; make investments and loans; create liens or further negative pledges on assets; engage in certain transactions with affiliates; enter into sale and leaseback transactions; amend agreements or make prepayments relating to subordinated indebtedness; and amend or waive provisions of charter documents in a manner materially adverse to the lenders. CPI and CPI’s subsidiaries must comply with: a minimum interest coverage ratio; a maximum total leverage ratio; a minimum fixed charge coverage ratio; and a maximum capital expenditures limitation, each calculated on a consolidated basis for CPI and CPI’s subsidiaries. CPI International must also comply with a minimum interest coverage ratio, a minimum fixed charge coverage ratio and a maximum leverage ratio, each calculated on a consolidated basis for CPI International and its subsidiaries. As of September 30, 2005, CPI and CPI International were in compliance with all Senior Credit Facility financial covenants.

Subject in certain cases to applicable notice provisions and grace periods, events of default under the Senior Credit Facility include, among other things: failure to make payments when due; breaches of representations and warranties in the documents governing the Senior Credit Facility; non-compliance by CPI International, CPI and/or CPI’s subsidiaries with certain covenants; failure by CPI International, CPI and/or CPI’s subsidiaries to pay certain other indebtedness or to observe any other covenants or agreements that would allow acceleration of such indebtedness, collectively in excess of $5.0 million at any time; events of bankruptcy or insolvency of CPI International, CPI and/or CPI’s subsidiaries; certain uninsured and unstayed judgments of $5.0 million or more against CPI International; impairment of the security interests in the collateral or the guarantees under the Senior Credit Facility; and a change in control, as defined in the documents governing the Senior Credit Facility.

CPI INTERNATIONAL, INC. and subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS   (Continued)

8% Senior Subordinated Notes of CPI:    In connection with the Merger on January 23, 2004, CPI issued $125 million in aggregate principal amount of its 8% Senior Subordinated Notes (‘‘8% Notes’’). The proceeds of the 8% Notes were used to redeem the Predecessor’s outstanding indebtedness and pay part of the Merger consideration. The 8% Notes have no sinking fund requirements.

The 8% Notes bear interest at the rate of 8.0% per year, payable on February 1 and August 1 of each year. The 8% Notes will mature on February 1, 2012. The 8% Notes are unsecured obligations, jointly and severally guaranteed by CPI International and each of CPI’s domestic subsidiaries. The payment of all obligations relating to the 8% Notes are subordinated in right of payment to the prior payment in full in cash or cash equivalents of all senior debt (as defined in the indenture governing the 8% Notes) of CPI, including debt under the Senior Credit Facility. Each guarantee of the 8% Notes is and will be subordinated to guarantor senior debt (as defined in the indenture governing the 8% Notes) on the same basis as the 8% Notes are subordinated to CPI’s senior debt.

At any time or from time to time on or after February 1, 2008, CPI, at its option, may redeem the 8% Notes, in whole or in part, at the redemption prices (expressed as percentages of principal amount) set forth below, together with accrued and unpaid interest thereon, if any, to the redemption date, if redeemed during the 12-month period beginning on February 1 of the years indicated below:

Year	Optional Redemption Price
2008	104%
2009	102%
2010 and thereafter	100%

At any time or from time to time prior to February 1, 2007, and subject to certain conditions, CPI may redeem up to 35% of the aggregate principal amount of the 8% Notes at a redemption price equal to 108% of the principal amount of the 8% Notes to be redeemed, plus accrued and unpaid interest to the date of redemption, with the net cash proceeds of one or more qualified equity offerings. At any time on or prior to February 1, 2008, the 8% Notes may also be redeemed or purchased (by CPI or any other person) in whole but not in part, at CPI’s option, upon the occurrence of a change of control (as defined in the indenture governing the 8% Notes) at a price equal to 100% of the principal amount of the 8% Notes, plus a ‘‘make-whole’’ premium (as defined in the indenture governing the 8% Notes) to the redemption price on February 1, 2008, and accrued and unpaid interest, if any, to, the date of redemption or purchase.

Upon a change of control, CPI will be required to offer to purchase all or any part of the 8% Notes for a cash price equal to 101% of the principal amount, plus accrued and unpaid interest thereon, if any, to the date of purchase.

The indenture governing the 8% Notes contains a number of covenants that, among other things, restrict, subject to certain exceptions, the ability of CPI and its restricted subsidiaries (as defined in the indenture governing the 8% Notes) to incur additional indebtedness, sell assets, consolidate or merge with or into other companies, pay dividends or repurchase or redeem capital stock or subordinated indebtedness, make certain investments, issue capital stock of their subsidiaries, incur liens and enter into certain types of transactions with their affiliates.

Events of default under the indenture governing the 8% Notes include: failure to make payments on the 8% Notes when due; failure to comply with covenants in the indenture governing the 8% Notes; a default under certain other indebtedness of CPI or any of its restricted subsidiaries that is caused by a failure to make payments on such indebtedness or that results in the acceleration of the maturity of such indebtedness; the existence of certain final judgments or orders against CPI or any of the restricted subsidiaries; and the occurrence of certain insolvency or bankruptcy events.

Floating Rate Senior Notes of CPI International:    On February 22, 2005, CPI International issued $80.0 million in principal amount of its Floating Rate Senior Notes (‘‘FR Notes’’). The FR Notes were issued at a 1%

CPI INTERNATIONAL, INC. and subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS   (Continued)

discount. The proceeds from the issuance of FR Notes were used to make a special cash dividend to stockholders of CPI International of approximately $75.8 million and to pay fees and expenses of approximately $3.5 million associated with the issuance of FR Notes. The FR Notes have no sinking fund requirements.

The FR Notes require interest payments at an annual interest rate, reset at the beginning of each semi-annual period, equal to the then six-month LIBOR plus 5.75%, payable semiannually on February 1 and August 1 of each year. CPI International may, at its option, elect to pay interest through the issuance of additional FR Notes for any interest payment date on or after August 1, 2006 and on or before February 1, 2010. If CPI International elects to pay interest through the issuance of additional FR Notes, the annual interest rate on the FR Notes will increase by an additional 1% step-up, with the step-up increasing by an additional 1% for each interest payment made through the issuance of additional FR Notes (up to a maximum of 4%). The FR Notes will mature on February 1, 2015.

The FR Notes are general unsecured obligations of CPI International. The FR Notes are not guaranteed by any of CPI International’s subsidiaries and are structurally subordinated to all existing and future indebtedness and other liabilities of CPI International’s subsidiaries. The FR Notes are senior in right of payment to CPI International’s existing and future indebtedness that is expressly subordinated to the FR Notes.

Because CPI International is a holding company with no operations of its own, CPI International relies on distributions from CPI to satisfy its obligations under the FR Notes. The Senior Credit Facility and the indenture governing the 8% Notes restrict CPI's ability to make distributions to CPI International. The Senior Credit Facility prohibits CPI from making distributions to CPI International unless there is no default under the Senior Credit Facility and CPI International and CPI satisfy certain leverage ratios. The indenture governing the 8% Notes prohibits CPI from making distributions to CPI International unless, among other things, there is no default under the indenture and the amount of the proposed dividend plus all previous Restricted Payments (as defined in the indenture governing the 8% Notes) does not exceed a specified amount.

At any time or from time to time prior to February 1, 2007, CPI International, at its option, may redeem the FR Notes in whole or in part at a ‘‘make whole’’ premium, plus accrued and unpaid interest to the date of redemption. At any time or from time to time on or after February 1, 2007, CPI International, at its option, may redeem the Notes in whole or in part at the redemption prices (expressed as percentages of principal amount) set forth below, together with accrued and unpaid interest thereon, if any, to the redemption date, if redeemed during the 12-month period beginning on February 1 of the years indicated below:

Year	Optional Redemption Price
2007	103%
2008	102%
2009	101%
2010 and thereafter	100%

At any time or from time to time prior to February 1, 2007, and subject to certain conditions, CPI International, at its option, may redeem up to 35% of the aggregate principal amount of the FR Notes at a redemption price equal to 100% of the principal amount of the FR Notes to be redeemed, plus a premium equal to the interest rate per annum on the FR Notes applicable on the date on which the notice of redemption is given, plus accrued and unpaid interest to the date of redemption, with the net cash proceeds of one or more qualified equity offerings.

Upon a change of control, as defined in the indenture governing the FR Notes, CPI International will be required to offer to purchase all or any part of the outstanding FR Notes for a cash price equal to 101% of the principal amount, plus accrued and unpaid interest thereon, if any, to the date of purchase.

The indenture governing the FR Notes contains certain covenants that, among other things, limit the ability of CPI International and its restricted subsidiaries (as defined in the indenture governing the FR Notes) to incur

CPI INTERNATIONAL, INC. and subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS   (Continued)

additional indebtedness, sell assets, consolidate or merge with or into other companies, pay dividends or repurchase or redeem capital stock or subordinated indebtedness, make certain investments, issue capital stock of their subsidiaries, incur liens and enter into certain types of transactions with their affiliates.

Events of default under the indenture governing the FR Notes include: failure to make payments on the FR Notes when due; failure to comply with covenants in the indenture governing the FR Notes; a default under certain other indebtedness of CPI International or any of its restricted subsidiaries that is caused by a failure to make payments on such indebtedness or that results in the acceleration of the maturity of such indebtedness; the existence of certain final judgments or orders against CPI International or any of the restricted subsidiaries; and the occurrence of certain insolvency or bankruptcy events.

Debt Maturities:    As of September 30, 2005, maturities on long-term debt were as follows (in thousands):

Fiscal Year	Amount
2006	$—
2007	—
2008	—
2009	16,000
2010	64,000
Thereafter	205,000
Total	$285,000

7.    Preferred Stock of CPI

At the closing of the Merger, CPI redeemed all of the outstanding shares of the Senior Redeemable Preferred Stock of CPI and Junior Preferred Stock of CPI and unpaid dividends were paid in full.

Senior Redeemable Preferred Stock of CPI:    Dividends on the Senior Preferred Stock accrued at the rate of 14% per annum, payable quarterly.

Junior Preferred Stock of CPI:    Dividends on the Junior Preferred Stock accrued at the rate of 14% per annum, payable quarterly. On or before the redemption of the Senior Preferred Stock or the exchange of Senior Preferred Stock into Exchange Notes, CPI was required to pay dividends on the Junior Preferred Stock in additional fully paid and non-assessable shares of Junior Preferred Stock having an aggregate liquidation preference equal to the amount of such dividends. At a value of $100 per share, the Predecessor paid preferred dividends on its Junior Preferred Stock through the issuance of 23,955, and 38,509 shares of Junior Preferred Stock for the 16-week period ended January 22, 2004 and for fiscal year 2003, respectively.

In December 2004, CPI filed a restated Certificate of Incorporation that does not allow for the issuance of preferred stock.

8.    Contingencies and Commitments

From time to time, the Company may be subject to other claims that arise in the ordinary course of business. In the opinion of management, all such matters involve amounts that would not have a material adverse effect on the Company’s consolidated financial position if unfavorably resolved.

The Company entered into employment agreements with certain members of executive management that include provisions for the continued payment of salary, benefits and a pro-rata portion of annual bonus upon employment termination for periods ranging from 12 months to 30 months.

CPI INTERNATIONAL, INC. and subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS   (Continued)

9.    Leases

At September 30, 2005, the Company was committed to minimum rentals under non-cancelable operating lease agreements primarily for land and facility space. A summary of future minimum lease payments follows (in thousands):

Fiscal Year	Operating Leases
2006	$1,303
2007	1,011
2008	870
2009	796
2010	692
Thereafter	3,659
Total future minimum lease payments	$8,331

Real estate taxes, insurance, and maintenance are also obligations of the Company. Rental expense under non-cancelable operating leases amounted to $1.3 million, $1.0 million, $0.4 million, and $1.3 million, for the fiscal year 2005, the 36-week period ended October 1, 2004, the 16-week period ended January 22, 2004, and fiscal year 2003, respectively.

10.    Derivative Financial Instruments

The Company uses forward exchange contracts to hedge the foreign currency exposure associated with forecasted manufacturing costs in Canada. As of September 30, 2005, CPI had outstanding forward contract commitments to purchase Canadian dollars for an aggregate U.S. notional amount of $12.1 million; the last forward contract expires on March 10, 2006. At September 30, 2005 and October 1, 2004, the fair value of foreign currency forward contracts was $1.7 million and $2.2 million, respectively, and the unrealized gain was approximately $1.2 million and $1.4 million, net of related tax expense, respectively.

The Company’s foreign currency forward contracts are designated as a cash flow hedge and are considered highly effective, as defined by SFAS No. 133, ‘‘Accounting for Derivative Instruments and Hedging Activities’’. The unrealized gains and losses from foreign exchange forward contracts are included in ‘‘Accumulated Other Comprehensive Income’’ in the Condensed Consolidated Balance Sheet, and the Company anticipates recognizing the entire unrealized gain in operating earnings within the next twelve months. Changes in the fair value of foreign currency forward contracts due to changes in time value are excluded from the assessment of effectiveness, and are recognized in General and Administrative in the Consolidated Statements of Operations when the hedged item affects earnings. The time value was not material for fiscal years 2005 or 2004. If the transaction being hedged fails to occur, or if a portion of any derivative is ineffective, the Company promptly recognizes the gain or loss on the associated financial instrument in General and Administrative in the Consolidated Statements of Operations. No ineffective amounts were recognized due to anticipated transactions failing to occur in fiscal years 2005 and 2004. Realized gains and losses from foreign currency forward contracts are recognized in Cost of Sales and General and Administrative in the Consolidated Statements of Operations. For fiscal years 2005 and 2004, net income includes forward currency gains of $1.3 million and $20,000, respectively.

In April 2005, the Company expanded its use of derivatives to hedge the interest rate exposure associated with the FR Notes expiring February 1, 2015. On April 15, 2005, the Company entered into an $80 million interest rate swap contract (‘‘the Swap’’) to receive variable rate 6-month LIBOR interest and pay 4.15% fixed rate interest, which when combined with the 5.75% margin, results in a fixed rate of 9.9% on the FR Notes through January 31, 2008. The Swap interest payments are made semi-annually, beginning with the first payment on February 1, 2006. The Swap matures on January 31, 2008. In fiscal year 2005, the Company deposited $1.0 million as collateral for the Swap, which is included as Other Long-term Assets in the accompanying Consolidated Balance Sheets. The amount of collateral fluctuates based on the fair value of the Swap. The

CPI INTERNATIONAL, INC. and subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS   (Continued)

unrealized gains and losses from the Swap are included in ‘‘Accumulated Other Comprehensive Income’’ in the Consolidated Balance Sheet. The ineffective portion of the Swap was not significant and all parts of the interest rate swap gain or loss is included in the assessment of hedge effectiveness. At September 30, 2005, the fair value of the Swap was $0.7 million and the unrealized gain was approximately $0.4 million, net of related tax expense.

11.    Special Cash Dividend

In February 2005, the Board of Directors declared a special cash dividend to stockholders of approximately $75.8 million. The special cash dividend was made on the basis of the stockholders’ relative ownership in CPI International’s outstanding common stock; Cypress received $75.4 million and our Outside Directors (as defined in Note 16) of the Company received a total of $0.4 million. This dividend was paid out of the net proceeds from the issuance of the $80 million in principal amount of FR Notes issued in February 2005.

12.    Stock-Based Compensation Plans

As a result of the special cash dividend to stockholders in February 2005, CPI International adjusted the stock options outstanding under the Predecessor’s 2000 Stock Option Plan and CPI International’s 2004 Stock Incentive Plan pursuant to the terms of those plans to reflect the special cash dividend made to the stockholders of CPI International. As a result of these adjustments, the exercise price of the options outstanding under these plans was adjusted by dividing the prior exercise price of such options by 1.781, the number of shares issuable upon exercise of those options was adjusted by multiplying the number of shares previously issuable pursuant to the options by 1.781, and the total number of shares reserved for issuance under each such plan was also increased by a factor of 1.781. These adjustments increased the number of options outstanding from approximately 526,000 to 937,000 and reduced the range of exercise prices of the options outstanding from $1.10 to $36.00 per share down to $0.62 to $20.21 per share. All share and per share information presented has been adjusted for this equity restructuring transaction.

In accordance with FASB Interpretation 44, ‘‘Accounting for Certain Transactions Involving Stock Compensation,’’ the Company determined that there were no accounting consequences for the adjustments made to the number of options issued and their respective exercise prices. It was determined that the aggregate intrinsic value of the stock options immediately after the adjustment was not greater that aggregate intrinsic value of the stock options immediately before the adjustment, and the ratio of exercise price per share to the market value was not reduced.

2004 Stock Incentive Plan:    In January 2004, CPI International established the 2004 Stock Incentive Plan (‘‘the 2004 Plan’’) to provide an incentive for key employees, consultants, advisors and directors of CPI International and its subsidiaries, and reserved 623,350 shares of CPI International’s common stock for issuance thereunder. In September 2004, an amendment was made to the 2004 Plan to increase the shares reserved for issuance under the 2004 Plan by 89,050 to 712,400 shares. Awards under the 2004 Plan may include stock options, stock appreciation rights, restricted stock, stock awards or any combination thereof. Options granted under the 2004 Plan shall be non-qualified stock options or incentive stock options, as determined by the Compensation Committee of the Board of Directors (‘‘the Committee’’), and as evidenced by the related award agreements. The option price shall be determined by the Committee, but with respect to incentive stock options, shall not be less than the fair market value on the date of grant. For employees holding more than 10% of the voting rights of all classes of stock, the exercise price of incentive stock options may not be less than 110% of the fair market value of the common stock on the date of grant and the options shall not be exercisable later than five years from the date of grant. As of September 30, 2005, 61,540 shares remain available for future issuance under the 2004 Plan.

CPI International issued both time (‘‘Time’’) and performance (‘‘Performance’’) stock option awards under the 2004 Plan. Time stock option awards vest at a rate of 20% to 25% per fiscal year based on the grant date. Performance option awards vest at a rate of 20% to 25% per year if the Company achieves certain minimum annual EBITDA targets. All stock option grants under the 2004 Plan were issued at exercise prices equal to or greater than the estimated market price of the Company’s common stock at option grant date.

CPI INTERNATIONAL, INC. and subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS   (Continued)

For Performance stock options, stock-based compensation expense is charged to income over the stock option vesting period that corresponds with the performance measurement period. Stock-based compensation expense is determined based on an estimate of the number of performance stock options expected to vest multiplied by the difference between (a) the estimated market price of the stock at the performance measurement date and (b) the option exercise price. At year end, the estimated market price of our stock was based upon a fair value estimate that was determined by the Board of Directors. The Company was expecting to meet the EBITDA targets for all performance stock option awards that were granted under the 2004 Plan.

In September 2005, the Committee approved the acceleration of vesting of all unvested Performance stock options as of September 30, 2005. The purpose of the acceleration was to reward management for its performance. Stock-based compensation expense associated with the acceleration of vesting of 163,691 Performance stock options was $2.8 million. In fiscal year 2005, total stock-based compensation expense of $7.0 million includes the expense from the acceleration of vesting of stock options. In fiscal year 2004, no stock-based compensation expense was recorded for Performance stock options because the estimated market price of the stock during the 36-week period ended October 1, 2004 was not greater than the option exercise prices. In fiscal year 2003, the Predecessor issued stock options to employees that were subsequently determined to have been issued below the estimated market price of the stock on the date of grant. The stock-based compensation expense associated with the 2003 stock options was amortized as a charge against income on a straight-line basis over the four-year vesting period until the stock options became fully vested at the time of the Merger.

A summary of the status of the Company’s Time stock options under the 2004 Plan, is presented below:

	Year Ended September 30, 2005		36-Week period ended October 1, 2004
	Number of Shares Under Option	Weighted Average Exercise Price	Number of Shares Under Option	Weighted Average Exercise Price
Outstanding at beginning of period	374,915	$13.47	—	—
Granted	5,000	$21.34	376,473	$13.47
Forfeited	(624)	$13.21	(1,558)	$13.21
Exercised	—	—	—	—
Outstanding at end of period	379,291	$13.58	374,915	$13.47
Options exercisable at end of period	148,212		91,692
Weighted-average fair value of options granted during the period		$12.46		$2.64

CPI INTERNATIONAL, INC. and subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS   (Continued)

A summary of the status of the Company’s Performance stock options under the 2004 Plan, is presented below:

	Year Ended September 30, 2005		36-Week period ended October 1, 2004
	Number of Shares Under Option	Weighted Average Exercise Price	Number of Shares Under Option	Weighted Average Exercise Price
Outstanding at beginning of period	267,193	$13.21	—	—
Granted	5,000	$21.34	268,751	$13.21
Forfeited	(624)	$13.21	(1,558)	$13.21
Exercised	—	—	—	—
Outstanding at end of period	271,569	$13.36	267,193	$13.21
Options exercisable at end of period	271,569		66,798
Weighted-average fair value of options granted during the period		$12.46		$2.84

2000 Stock Option Plan:    In accordance with the terms of the stock option agreements, the unvested stock options outstanding under Holding’s 2000 Stock Option Plan (‘‘the 2000 Plan’’) became fully vested at the Merger closing date. The 2000 Plan option holders were offered the opportunity to either roll over their stock options into options to purchase common stock of CPI International (‘‘Rollover Options’’) or exercise their stock options. Management elected to rollover options to purchase 298,341 shares of common stock at prices ranging from $0.62 to $2.25 per share. The Rollover Options have a minimum price guarantee of $13.212 per share based on the Merger consideration value that would have been received at the closing of the Merger if the options had been exercised at that time. The Rollover Options are otherwise subject to the terms of the 2000 Plan, and, among other things, have a ten year expiration period and are subject to transferability restrictions and continued employment. No further options are available for issuance under the 2000 Plan.

With respect to options granted in fiscal year 2003, the Company recorded deferred stock-based compensation of approximately $1.5 million for the difference between the exercise price at the grant date and the fair value as determined by the Board of Directors. The total deferred stock-based compensation was amortized to expense on a straight-line basis over the four-year vesting period until these options became fully vested at Merger closing. At Merger closing, the unrecognized deferred stock compensation cost of $1.2 million was charged to expense.

CPI INTERNATIONAL, INC. and subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS   (Continued)

A summary of the status of the Company’s stock options under the 2000 Plan, is presented below:

	Year Ended September 30, 2005		36-Week period ended October 1, 2004		16-Week period ended January 22, 2004		Year Ended October 3, 2003
	Number of Shares Under Option	Weighted Average Exercise Price	Number of Shares Under Option	Weighted Average Exercise Price	Number of Shares Under Option	Weighted Average Exercise Price	Number of Shares Under Option	Weighted Average Exercise Price
Outstanding at beginning of period	295,669	$0.98	541,513	$1.23	541,513	$1.23	383,449	$2.25
Granted	—	—	—	—	—	—	340,171	$0.62
Forfeited	—	—	(2,672)	$1.71	—	—	(182,107)	$2.25
Exercised	—	—	(243,172)	$1.52	—	—	—	—
Outstanding at end of period	295,669	$0.98	295,669	$0.98	541,513	$1.23	541,513	$1.23
Options exercisable at end of period	295,669		295,669		541,513		147,111
Weighted-average fair value of options granted during the period		—		—		—		$4.73

The fair value of each option grant, note above, is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Year Ended September 30, 2005	36-Week period ended October 1, 2004	Year Ended October 3, 2003
Expected lives (years)	5.96	6.67	5.00
Expected volatility	0.0%	0.0%	0.0%
Dividend yield	0.0%	0.0%	0.0%
Risk free interest rate	3.790%	3.660%	3.375%

The following table summarizes information about stock options outstanding at September 30, 2005:

Options Outstanding			Options Exercisable
Exercise Price	Number of Shares	Weighted- Average Remaining Contractual Life (in years)	Number of Shares Exercisable	Weighted Average Exercise Price
$0.62	230,372	7.42	230,372	$0.62
$2.25	65,297	4.84	65,297	$2.25
$3.30	2,642	8.33	2,642	$3.30
$13.21	620,408	8.49	394,329	$13.21
$20.21	17,810	9.00	17,810	$20.21
$21.34	10,000	9.47	5,000	$21.34
	946,529		715,450

Holding Equity Plan:    In August 1995, Holding established the Holding 1995 Management Equity Plan (the "Holding Equity Plan"), under which certain of Holding's and CPI's present and former executive officers are participants. Under the Holding Equity Plan, participants were permitted to purchase shares of Holding common stock ("Management Shares") at a price determined by Holding's Board of Directors to be the fair

CPI INTERNATIONAL, INC. and subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS   (Continued)

value of such Holding common stock on the date of the execution of an agreement to purchase the shares. In March 2003, the Company sold 100,000 shares to certain executive officers of Holding and CPI for $1.10 per share in cash under the Holding Equity Plan. In fiscal year 2003, the Company recorded compensation expense of $0.8 million related to this sale as the shares were determined to have been sold at less than the fair value. No additional shares will be purchased under the Holding Equity Plan.

13.    Employee Benefit Plans

Retirement Plans:    CPI provides a qualified 401(k) investment plan covering substantially all of its domestic employees, a pension contribution plan covering substantially all of its Canadian employees and a profit sharing plan covering substantially all of its Econco employees. These plans provide for CPI to contribute an amount based on a percentage of each participant's base pay. CPI also has a Non-Qualified Deferred Compensation Plan (the "Non-Qualified Plan") that allows eligible executives and directors to defer a portion of their compensation. Except for the Econco profit sharing plan, all participant contributions and Company matching contributions are 100% vested. For the Econco profit sharing plan, employee contributions are 100% vested, while employer contributions vest ratably over a 5 year period beginning with the second year of service. The Non-Qualified Plan liability amounted to approximately $0.1 million as of September 30, 2005 and October 1, 2004. Total CPI contributions to these plans were $3.6 million, $2.0 million, $0.8 million, and $2.7 million, for the fiscal year ended September 30, 2005, the 36-week period ended October 1, 2004, the 16-week period ended January 22, 2004, and for the fiscal year 2003, respectively.

Defined Benefit Plan:    In fiscal year 2003, the Company established a defined benefit pension plan for its Chief Executive Officer ("CEO"). The plan's benefits are based on the CEO's compensation earnings and are limited by statutory requirements of the Canadian Income Tax Act. All costs of the plan are borne by the Company. The plan's assets consist primarily of mutual funds and cash. The defined benefit pension plan is fully funded and the benefit obligation was $0.5 million and $0.4 million as of September 30, 2005 and October 1, 2004, respectively. Due to the immaterial amounts of the Company's defined benefit plan, additional disclosures in accordance with SFAS 87, "Employers' Accounting for Pensions", are not presented.

14.    Income Taxes

Income (loss) before income taxes for domestic and non-U.S. operations was as follows (in thousands):

	Year Ended September 30, 2005 (Successor)	36-Week Period Ended October 1, 2004 (Successor)	16-Week Period Ended January 22, 2004 (Predecessor)	Year Ended October 3, 2003 (Predecessor)
Domestic	$12,018	5,150	(4,103)	17,610
Non-U.S.	10,792	397	(28)	9,014
Total	$22,810	5,547	(4,131)	26,624

CPI INTERNATIONAL, INC. and subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS   (Continued)

Income tax expense (benefit) consists of the following (in thousands):

	Year Ended September 30, 2005 (Successor)	36-Week Period Ended October 1, 2004 (Successor)	16-Week Period Ended January 22, 2004 (Predecessor)	Year Ended October 3, 2003 (Predecessor)
Current
U.S. federal	$8,094	8,733	99	6,541
State	1,796	1,220	235	1,891
Non-U.S.	3,040	191	105	1,644
Total Current	12,930	10,144	439	10,076
Deferred
U.S. federal	(4,668)	(6,519)	—	—
State	23	(699)	—	—
Non-U.S.	853	(27)	—	—
Total Deferred	(3,792)	(7,245)	—	—
Income tax expense	$9,138	2,899	439	10,076

The significant components of the Company's deferred tax assets and liabilities were as follows (in thousands):

	September 30, 2005	October 1, 2004
Deferred tax assets:
Inventory and other reserves	$9,067	8,966
Accrued vacation	1,840	1,755
Deferred compensation and other accruals	3,854	1,080
Capitalized merger costs	2,032	2,551
Foreign jurisdictions, net	43	36
State taxes	782	484
Net operating loss and credit carryforwards	—	1,464
Gross deferred tax assets	17,618	16,336
Valuation allowance	—	—
Total deferred tax assets	17,618	16,336
Deferred tax liabilities:
Accelerated depreciation	(12,297)	(13,108)
Acquisition-related intangibles	(26,297)	(28,532)
Other comprehensive income	(1,081)	(912)
Foreign jurisdictions, net	(1,153)	(617)
Total deferred tax liabilities	(40,828)	(43,169)
Net deferred tax liability	$(23,210)	(26,833)

CPI INTERNATIONAL, INC. and subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS   (Continued)

The deferred tax accounts were classified in the consolidated balance sheet as follows (in thousands):

	September 30, 2005	October 1, 2004
Deferred tax assets	$12,346	12,285
Deferred income taxes (liability)	(35,556)	(39,118)
Net deferred tax liability	$(23,210)	(26,833)

In connection with the January 23, 2004 Merger, the Company recorded an initial deferred tax liability of $48.2 million for the differences between the fair value of assets and liabilities acquired and their tax basis (excluding the portion of goodwill for which amortization is not deductible for tax purposes and certain other items). The Company also recognized the reversal of a previously established valuation allowance as a credit to goodwill as part of the allocation of purchase price rather than as a reduction of the income tax provision. The amount of valuation allowance credited to goodwill was $12.2 million. The reversal of the valuation allowance was based on the level of recent taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible. Management currently believes that it is more likely than not that the Company will realize the benefits of these deductible differences between book income and taxable income. As of September 30, 2005 and October 1, 2004, the Company had no valuation allowance established against its deferred tax assets. There was no change in the total valuation allowance for fiscal year 2005, and the net change in the total valuation allowance for fiscal year 2004 was a decrease of $10.3 million.

During the 36-week period ended October 1, 2004, the Company recognized a tax benefit related to the exercise of certain nonqualified stock options. The tax benefit from the exercise of the nonqualified stock options of approximately $0.5 million was credited directly to a component of stockholders' equity.

As of September 30, 2005, the Company had fully utilized the federal and state net operating loss carryforwards and federal foreign tax credit carryforward and had no net operating loss and foreign tax credit carryforwards to reduce future income subject to income taxes.

The Company is currently under examination by the Canada Revenue Agency for its tax returns filed in fiscal years 2000 through 2003. The Company believes that adequate accruals have been provided for any adjustments that may result from the current examination. In addition, the Company has provided adequate amounts for anticipated tax audit adjustments in various jurisdictions based on its estimate of additional taxes and interest due.

The differences between the effective income tax rate and the statutory federal income tax rate were as follows:

	Year Ended September 30, 2005 (Successor)	36-Week Period Ended October 1, 2004 (Successor)	16-Week Period Ended January 22, 2004 (Predecessor)	Year Ended October 3, 2003 (Predecessor)
Statutory federal income tax rate	35.0%	35.0%	(35.0)%	35.0%
Extraterritorial income exclusion benefit	(1.0)	—	—	—
Foreign tax rate differential	0.1	1.7	4.3	(0.2)
State taxes	5.2	6.1	3.7	4.6
In-process reasearch and development	—	8.9	—	—
Non-deductible expenses	0.8	0.6	0.6	1.4
Deferred tax assets not benefited	—	—	37.0	(3.0)
Effective tax rate	40.1%	52.3%	10.6%	37.8%

CPI INTERNATIONAL, INC. and subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS   (Continued)

15.    Segments, Geographic and Customer Information

The Company reports information about operating segments in accordance with SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information." In accordance with SFAS No. 131, the Company has six divisions that meet the criteria of an operating segment, and the Company has two reportable segments: VED and satcom equipment. Each division has a President that reports either to the Chief Operating Officer, who in turn reports to the Chief Executive Officer ("CEO"), or directly to the CEO. The CEO evaluates performance and allocates resources to each of these divisions based on the Company's principal performance measure, earnings before interest, income taxes, depreciation and amortization ("EBITDA"). Our reportable segments, VED and satcom equipment, are differentiated based on their underlying profitability and economic performance. The VED segment is made up of five divisions, which have been aggregated based on the similarity of their economic characteristics as measured by EBITDA, and the similarity of their products and services, production processes, types of customers and distribution methods, and nature of regulatory environments. The satcom equipment segment consists of one division. The Company's analysis of the similarity of economic characteristics was based on both a historical and anticipated future analysis of performance.

The VED segment develops, manufactures and distributes high power/high frequency microwave and radio frequency signal components. Its products include linear beam, cavity, power grid, crossed field and magnetron devices. These products are used in the communication, radar, electronic countermeasures, industrial, medical and scientific markets depending on the specific power and frequency requirements of the end-user and the physical operating conditions of the environment in which the VED will be located. These products are distributed through the Company's direct sales force, independent sales representatives and distributors.

The satcom equipment segment manufactures and supplies high power amplifiers and networks for satellite communication uplink and industrial applications. This segment also provides spares, service and other post sales support. Its products are distributed through the Company's direct sales force and independent sales representatives.

Amounts not reported as VED or satcom equipment are reported as other. Other for capital expenditures consists primarily of facility improvements and capital equipment for corporate and common facilities. Other for EBITDA consists primarily of corporate operating expenses and international subsidiary sales expenses. Corporate operating expenses include; headquarters general and administrative expenses, Merger expenses, stock-based compensation expenses and purchase accounting charges related to the Merger and Econco acquisition. Other for total assets consists primarily of investments in subsidiaries, corporate cash and cash equivalents and the net book value of corporate property, plant and equipment.

Sales and marketing, and certain finance and administration expenses, are allocated to the divisions and are included in the results reported. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. Intersegment product transfers are recorded at cost.

CPI INTERNATIONAL, INC. and subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS   (Continued)

Summarized financial information concerning the Company's reportable segments is shown in the following tables (in thousands):

	Year Ended September 30, 2005 (Successor)	36-Week Period Ended October 1, 2004 (Successor)	16-Week Period Ended January 22, 2004 (Predecessor)	Year Ended October 3, 2003 (Predecessor)
Sales from external customers
VED	$262,291	175,294	69,048	219,870
Satcom equipment	58,441	26,972	10,871	45,564
Total	$320,732	202,266	79,919	265,434
Intersegment product transfers
VED	$25,106	10,907	4,070	15,662
Satcom equipment	74	20	—	—
Total	$25,180	10,927	4,070	15,662
Capital expenditures
VED	$7,362	2,958	403	2,612
Satcom equipment	456	67	23	352
Other	9,313	292	33	103
Total	$17,131	3,317	459	3,067
EBITDA
VED	$69,675	46,080	15,889	50,850
Satcom equipment	6,421	1,047	(229)	4,183
Other	(18,799)	(14,311)	(9,111)	(7,576)
Total	$57,297	32,816	6,549	47,457

	September 30, 2005 (Successor)	October 1, 2004 (Successor)	October 3, 2003 (Predecessor)
Total assets
VED	$344,552	326,268	94,671
Satcom equipment	38,365	33,186	13,045
Other	71,627	71,753	74,252
Total	$454,544	431,207	181,968

The following table reconciles net income (loss) to EBITDA (in thousands):

	Year Ended September 30, 2005 (Successor)	36-Week Period Ended October 1, 2004 (Successor)	16-Week Period Ended January 22, 2004 (Predecessor)	Year Ended October 3, 2003 (Predecessor)
Net income (loss)	$13,672	2,648	(4,570)	16,548
Depreciation and amortization	14,177	16,751	1,778	6,293
Interest expense, net	20,310	10,518	8,902	14,540
Income tax expense	9,138	2,899	439	10,076
EBITDA	$57,297	$32,816	$6,549	$47,457

CPI INTERNATIONAL, INC. and subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS   (Continued)

Geographic sales by customer location were as follows (in thousands):

	Year Ended September 30, 2005 (Successor)	36-Week Period Ended October 1, 2004 (Successor)	16-Week Period Ended January 22, 2004 (Predecessor)	Year Ended October 3, 2003 (Predecessor)
United States	$214,460	144,569	52,417	175,880
All foreign countries	106,272	57,697	27,502	89,554
Total sales	$320,732	202,266	79,919	265,434

There were no individual foreign countries with sales greater than 10% of total sales for the periods presented.

Net property, plant and equipment by geographic area was as follows (in thousands):

	September 30, 2005	October 1, 2004
United States	$75,589	$62,162
Canada	7,924	7,888
Other	111	77
Total	$83,624	$70,127

The United States Government is the only customer that accounted for 10% or more of the Company's consolidated sales in fiscal years 2005, 2004 and 2003. Direct sales to the United States Government were $58.0 million, $42.6 million, $17.0 million, and $51.3 million, for fiscal year 2005, the 36-week period ended September 30, 2004, the 16-week period ended January 22, 2004, and fiscal year 2003, respectively. Accounts receivable from this customer represented 13% and 21% of consolidated accounts receivable at the end of fiscal years 2005 and 2004, respectively.

16.    Related Party Transactions

Merger Fees:    In connection with the Merger, the Predecessor paid merger fees for financial advisory and investment banking services of $1.2 million to Leonard Green & Partners, L.P. ("LGP"), an affiliate of the general partner of Green Equity Investors II, L.P., Holding's majority stockholder, and the Successor paid $2.5 million to Cypress Advisors, an affiliate of the general partner of Cypress Merchant Banking Partners II L.P., CPI International's majority stockholder, and $0.3 million to Chris Toffales, a director of CPI and CPI International. The financial advisory fees paid to Chris Toffales were for services performed prior to his appointment to the Board of Directors.

The Merger fees paid to LGP were charged to Merger Expenses in the Consolidated Statement of Operations for the 16-week period ended January 22, 2004. The Merger fees paid to Cypress were reported as a reduction to the $100 million equity contribution from affiliates of Cypress. The advisory fees paid to Chris Toffales were accounted for as part of the Merger purchase price since they were a direct cost of the Merger.

Outside Advisors:    Holding had a management services agreement with LGP to pay approximately $0.4 million, plus out-of-pocket expenses, annually to LGP. Certain individuals who were stockholders of the general partner of LGP were members of the Board of Directors of Holding and CPI. The management services agreement provided for management, consulting and financial planning services, including assistance in strategic planning, providing market and financial analyses, negotiating and structuring financing and exploring expansion opportunities. For the 16-week period ended January 22, 2004 and for fiscal year 2003, the Company paid $0.1 million and $0.4 million to LGP, respectively.

Outside Directors:    Directors that are neither our officers nor principals or employees of Cypress (each, an "Outside Director") receives compensation of $32,500 per year plus $1,250 for each Board or Committee meeting attended. Directors are reimbursed for out-of-pocket expenses incurred in connection with attending

CPI INTERNATIONAL, INC. and subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS   (Continued)

meetings of the board of directors and its committees. In March 2004, Mr. Targoff and Mr. Toffales purchased 21,256 and 3,188 shares of common stock of the Company, respectively, at a price of $23.52 per share. Mr. Toffales also provided consulting services to the Company and was paid fees of $3,750 and $22,500, plus related out-of-pocket expenses, in fiscal year 2005 and for the 36-week period ended October 1, 2004, respectively.

Outside Directors are also entitled to receive options to purchase shares of common stock of CPI International under the 2004 Plan. During fiscal year 2004, 4,500 options (subsequently adjusted to 8,014 options) were granted to each of Mr. Targoff and Mr. Toffales. The exercise price of the options is $23.52 per share (subsequently adjusted to $13.21 per share), which was the fair value on the date of grant; such options vest at a rate of 20% per year and expire ten years from the date of grant. As discussed in Note 12, "Stock-based Compensation Plans", option shares and prices have been adjusted as a result of the equity restructuring as a result of the special cash dividend to stockholders in February 2005.

Stockholder Loans:    In connection with Holding's 1995 Management Equity Plan, certain executive officers of CPI and Holding elected to pay a portion of the purchase price for the shares of common stock purchased pursuant to such plan (the "Management Shares") by delivery of a secured promissory note (collectively, the "Management Notes") to Holding. Outstanding principal under each type of Management Note bore interest at an annually adjustable rate equal to the "Applicable Federal Rate" in effect under Internal Revenue Code Section 1274(d) for obligations of a term equal to the then-remaining term of such note. At the Merger closing, Management Notes of $1.3 million were paid in full through a reduction of proceeds from the sale of Management Shares.

17.    San Carlos Sale Agreement

The Company has entered into an agreement, dated February 2003, to sell the land and close its facilities located in San Carlos, California. The purchase price is $23.8 million. Under the sale agreement, the buyer has paid the Company a $13.0 million deposit on the purchase price, which the Company is using to defray the costs of moving its San Carlos operations to its Palo Alto facility and to a new location in the Palo Alto area. The $13.0 million deposit is nonrefundable unless the Company breaches the sale agreement. In connection with the sale agreement, the Company entered into an agreement regarding environmental conditions at the property and was named as an additional insured on a pollution liability insurance policy obtained by the purchaser that is intended to fund the remediation of the contamination of the San Carlos property to permit hospital and other "unrestricted" uses under the direction of the applicable environmental regulatory agency.

The closing of the sale is subject to a number of conditions, including the requirement that the Company vacate its facilities and obtain regulatory closure of certain permitted equipment located on the property. Although there can be no assurance that the sale of the San Carlos property will occur, the Company expects to close the sale of the property in fiscal year 2007.

Pursuant to the stock sale agreement by and between Varian Associates, Inc., the predecessor of Varian Medical Systems, Inc. ("Varian"), and the Company dated June 9, 1995, as amended, the Company had agreed to certain development restrictions affecting the San Carlos property. In connection with the San Carlos property sale agreement, Varian agreed to waive certain of the development restrictions on the San Carlos property in the event that the sale closes, subject to certain conditions, and further agreed to pay the Company $1.0 million, of which $0.5 million was paid as of September 30, 2005. The payments from Varian are being accounted for as part of the sale of the property, with the aggregate sales price, including the $23.8 million from the buyer, totaling $24.8 million. In addition, the Company has agreed to relieve Varian of certain of its indemnity obligations to the Company for certain environmental liabilities related to the San Carlos property relating to periods prior to August 1995, and to reimburse Varian for certain potential environmental costs related to the San Carlos property that are not covered by insurance. The Company and Varian have also agreed to certain use restrictions and environmental cost-sharing provisions related to the Company's property in Beverly, Massachusetts, and the Company has relinquished its right to redevelop that property for residential or similar use.

CPI INTERNATIONAL, INC. and subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS   (Continued)

As of September 30, 2005, the San Carlos land and building was classified as held for use in property, plant and equipment and the advance payments from the sale of the property, aggregating $13.5 million, are classified as a long-term liability in the accompanying Consolidated Balance Sheets. As of September 30, 2005, the Company had capitalized recoverable selling costs of $0.7 million relating to the sale of the San Carlos property and classified these amounts as other long-term assets in the accompanying Consolidated Balance Sheet. The San Carlos land and building had a net book value of $23.7 million as of September 30, 2005 and the building continues to be depreciated over its remaining useful life. Based on current projections, the Company does not expect to recognize a loss on the sale of the San Carlos property.

18.    Quarterly Financial Data (Unaudited)

In management's opinion, the unaudited data has been prepared on the same basis as the audited information and includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the data for the periods presented. Our results of operations have varied and may continue to fluctuate significantly from quarter to quarter. The results of operations in any period should not be considered indicative of the results to be expected from any future period (in thousands, except net income (loss) per share).

Year Ended September 30, 2005	First Quarter (Successor)	Second Quarter (Successor)	Third Quarter (Successor)	Fourth Quarter (Successor)
Sales	$73,733	84,463	87,639	74,897
Gross profit	$23,704	29,077	29,791	22,129
Net income (loss)	$3,098	6,320	6,698	(2,444)
Net income (loss) per share — Basic	$0.72	1.48	1.57	(0.57)
Net income (loss) per share — Diluted	$0.69	1.38	1.44	(0.57)

Net loss in the fourth quarter of fiscal year 2005 included stock-based compensation expense of $2.8 million from the acceleration of vesting of performance stock options that were expected to vest in fiscal years 2006, 2007 and 2008, assuming that the performance criteria would have been achieved.

Year Ended October 1, 2004	First Quarter (Predecessor)	January 3, 2004 to January 22, 2004 (Predecessor)	January 23, 2004 to April 2, 2004 (Successor)	Third Quarter (Successor)	Fourth Quarter (Successor)
Sales	$68,313	11,606	65,641	72,345	64,280
Gross profit	$21,172	2,558	19,614	21,953	19,527
Net income (loss)	$4,839	(9,409)	(6,833)	11,471	(1,990)
Net income (loss) per share — Basic	N/A	N/A	$(1.61)	2.68	(0.47)
Net income (loss) per share — Diluted	N/A	N/A	$(1.61)	2.56	(0.47)

Due to the significant change in capital structure at the Merger closing date, net income (loss) per share for the Predecessor has not been presented because it is not considered comparable to the Successor amount.

19.    Subsequent Events

On December 15, 2005, CPI International and CPI entered into Amendment No. 3 (the "Amendment"), to CPI's Senior Credit Facility. The Amendment increased the commitments under the term loan facility by $10 million, and CPI borrowed an additional $10 million thereunder. In addition, among other things, the Amendment (1) permitted CPI to pay a dividend (not to exceed $20 million) to CPI International to fund a dividend by CPI International to its stockholders, (2) amends the definition of Excess Cash Flow in the Senior Credit Facility to decrease Excess Cash Flow for CPI's fiscal year 2006 by the excess of the amount of the dividend described in clause (2) over the gross proceeds of the $10 million additional borrowing, and (3) permits CPI or CPI International to use up to $70 million of the proceeds of the first equity issuance by CPI International to repurchase or redeem the FR Notes or the 8% Notes.

CPI used the proceeds of the additional term loan borrowing to fund a portion of a special cash dividend of $17 million paid to the holders of CPI International's common stock on December 15, 2005. In addition, on

CPI INTERNATIONAL, INC. and subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS   (Continued)

December 15, 2005, CPI's Board of Directors approved a payment of $3,250,000 in bonuses to CPI employees and directors (other than directors who are employees or affiliates of Cypress) to reward them for the increase in Company value.

20.    Supplemental Guarantors Condensed Consolidating Financial Information

On January 23, 2004, CPI issued $125.0 million of 8% Notes that are guaranteed by CPI International and all of CPI's domestic subsidiaries. Separate financial statements of the Guarantors are not presented because (i) the Guarantors are wholly-owned and have fully and unconditionally guaranteed the 8% Notes on a joint and several basis, and (ii) the Company's management has determined that such separate financial statements are not material to investors. Instead, presented below are the consolidating financial statements of: (a) the parent, CPI International or Holding, (b) the issuer, CPI, (c) the guarantor subsidiaries (all of the domestic subsidiaries), (d) the non-guarantor subsidiaries, (e) the consolidating elimination entries, and (f) the consolidated totals. The accompanying consolidating financial information should be read in connection with the consolidated financial statements of CPI International.

Investments in subsidiaries are accounted for based on the equity method. The principal elimination entries eliminate investments in subsidiaries, intercompany balances, intercompany transactions and intercompany sales.

CPI INTERNATIONAL, INC. and subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS   (Continued)

CONDENSED CONSOLIDATING BALANCE SHEET

As of September 30, 2005 (Successor)
(in thousands)

	Parent (CPI International)	Issuer (CPI)	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Eliminations	Consolidated Total
Cash and cash equivalents	$33	25,528	323	627	—	26,511
Restricted cash	—	—	1,180	107	—	1,287
Accounts receivable, net	—	21,982	5,531	11,782	—	39,295
Inventories	—	33,746	2,135	15,755	(1,016)	50,620
Deferred tax assets	—	12,339	7	—	—	12,346
Intercompany receivable	—	17,849	2,278	8,064	(28,191)	—
Prepaid and other current assets	165	3,930	127	791	(1,032)	3,981
Total current assets	198	115,374	11,581	37,126	(30,239)	134,040
Property, plant and equipment, net	—	72,462	3,166	7,996	—	83,624
Deferred debt issue costs, net	3,326	7,735	—	—	—	11,061
Intangible assets, net	—	61,500	6,965	9,476	—	77,941
Goodwill	—	92,041	5,848	47,573	—	145,462
Other long-term assets	1,515	901	—	—	—	2,416
Intercompany notes receivable	—	7,635	—	—	(7,635)	—
Investment in subsidiaries	157,658	49,587	—	—	(207,245)	—
Total assets	$162,697	407,235	27,560	102,171	(245,119)	454,544
Liabilities and stockholders' equity
Accounts payable	$—	13,223	368	7,830	—	21,421
Accrued expenses	1,320	21,610	1,078	3,239	—	27,247
Product warranty	—	3,698	164	2,497	—	6,359
Income taxes payable	—	—	11	2,567	(1,032)	1,546
Advance payments from customers	—	4,744	1,834	5,489	—	12,067
Intercompany payable	28,191	—	—	—	(28,191)	—
Total current liabilities	29,511	43,275	3,455	21,622	(29,223)	68,640
Deferred income taxes	272	28,240	—	7,044	—	35,556
Intercompany notes payable	—	—	—	7,635	(7,635)	—
Advance payments from sale of San Carlos property	—	13,450	—	—	—	13,450
Long-term debt	79,231	205,000	—	—	—	284,231
Total liabilities	109,014	289,965	3,455	36,301	(36,858)	401,877
Common stock	43	—	—	—	—	43
Parent investment	—	95,179	22,228	57,216	(174,623)	—
Additional paid-in capital	34,683	—	—	—	—	34,683
Other comprehensive income	1,621	1,213	—	360	(1,573)	1,621
Retained earnings	17,336	20,878	1,877	8,294	(32,065)	16,320
Net stockholders’ equity	53,683	117,270	24,105	65,870	(208,261)	52,667
Total liabilities and stockholders' equity	$162,697	407,235	27,560	102,171	(245,119)	454,544

CPI INTERNATIONAL, INC. and subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS   (Continued)

Condensed Consolidating Balance Sheet

As of October 1, 2004 (Sucessor)
(in thousands)

	Parent (CPI International)	Issuer (CPI)	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Eliminations	Consolidated Total
Assets
Cash and cash equivalents	$—	38,131	113	2,232	—	40,476
Restricted cash	—	—	2,188	91	—	2,279
Accounts receivable, net	—	21,424	3,806	10,684	—	35,914
Inventories	—	28,916	99	9,059	—	38,074
Deferred tax assets	—	12,285	—	—	—	12,285
Intercompany receivable	—	26,841	—	1,730	(28,571)	—
Prepaid and other current assets	—	3,066	168	570	(8)	3,796
Total current assets	—	130,663	6,374	24,366	(28,579)	132,824
Property, plant and equipment, net	—	62,162	22	7,943	—	70,127
Deferred debt issue costs, net	—	8,910	—	—	—	8,910
Intangible assets, net	—	67,847	—	10,634	—	78,481
Goodwill	—	92,041	—	47,573	—	139,614
Other long-term assets	—	1,251	—	—	—	1,251
Intercompany notes receivable	—	13,335	—	—	(13,335)	—
Investment in subsidiaries	135,688	21,073	—	—	(156,761)	—
Total assets	$135,688	397,282	6,396	90,516	(198,675)	431,207
Liabilities and stockholders' equity
Current portion of term loan	$—	3,944	—	—	—	3,944
Accounts payable	—	11,556	99	4,135	—	15,790
Accrued expenses	—	17,449	556	2,929	5	20,939
Product warranty	—	3,877	—	2,197	—	6,074
Income taxes payable	—	1,274	—	395	(8)	1,661
Advance payments from customers	—	6,463	1,012	4,556	—	12,031
Intercompany payable	28,094	—	482	—	(28,576)	—
Total current liabilities	28,094	44,563	2,149	14,212	(28,579)	60,439
Deferred income taxes	—	32,936	—	6,182	—	39,118
Intercompany notes payable	—	—	—	13,335	(13,335)	—
Advance payments from sale of
San Carlos property	—	13,450	—	—	—	13,450
Long-term debt	—	210,606	—	—	—	210,606
Total liabilities	28,094	301,555	2,149	33,729	(41,914)	323,613
Common stock	43	—	—	—	—	43
Parent investment	—	91,710	3,882	56,790	(152,382)	—
Additional paid-in capital	103,534	—	—	—	—	103,534
Other comprehensive income	1,369	1,369	—	54	(1,423)	1,369
Retained earnings (deficit)	2,648	2,648	365	(57)	(2,956)	2,648
Net stockholders’ equity	107,594	95,727	4,247	56,787	(156,761)	107,594
Total liabilities and stockholders' equity	$135,688	397,282	6,396	90,516	(198,675)	431,207

CPI INTERNATIONAL, INC. and subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS   (Continued)

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

For the Year Ended September 30, 2005 (Successor)
(in thousands)

	Parent (CPI International)	Issuer (CPI)	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Eliminations	Consolidated Total
Sales	$—	223,642	45,782	113,861	(62,553)	320,732
Cost of sales	—	157,324	37,497	82,747	(61,537)	216,031
Gross profit	—	66,318	8,285	31,114	(1,016)	104,701
Operating costs and expenses:
Research and development	—	2,532	—	4,686	—	7,218
Selling and marketing	—	7,486	3,632	7,429	—	18,547
General and administrative	—	21,034	1,883	4,966	—	27,883
Amortization of acquisition- related intangible assets	—	6,085	245	1,157	—	7,487
Net loss on the disposition of assets	—	417	19	10	—	446
Total operating costs and expenses	—	37,554	5,779	18,248	—	61,581
Operating income	—	28,764	2,506	12,866	(1,016)	43,120
Interest expense (income), net	4,600	14,687	(35)	1,058	—	20,310
(Loss) income before income tax expense and equity in income of subsidiaries	(4,600)	14,077	2,541	11,808	(1,016)	22,810
Income tax (benefit) expense	(1,057)	5,397	1,029	3,769	—	9,138
Equity in income of subsidiaries	17,215	9,551	—	—	(26,766)	—
Net income	$13,672	18,231	1,512	8,039	(27,782)	13,672

CPI INTERNATIONAL, INC. and subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS   (Continued)

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

For the Period from January 23, 2004 to October 1, 2004 (Successor)
(in thousands)

	Parent (CPI International)	Issuer (CPI)	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Eliminations	Consolidated Total
Sales	$—	156,405	21,135	67,558	(42,832)	202,266
Cost of sales	—	113,363	18,717	51,924	(42,832)	141,172
Gross profit	—	43,042	2,418	15,634	—	61,094
Operating costs and expenses:
Research and development	—	1,579	—	3,674	—	5,253
Selling and marketing	—	4,765	1,581	4,736	—	11,082
General and administrative	—	8,867	453	3,179	—	12,499
Amortization of acquisition- related intangible assets	—	11,810	—	1,688	—	13,498
Acquired in-process research and development	—	1,415	—	1,085	—	2,500
Net loss on the disposition of assets	—	186	2	9	—	197
Total operating costs and expenses	—	28,622	2,036	14,371		45,029
Operating income	—	14,420	382	1,263	—	16,065
Interest expense (income), net	—	9,348	(8)	1,178	—	10,518
Income before income tax expense and equity in income of subsidiaries	—	5,072	390	85	—	5,547
Income tax expense	—	2,732	25	142	—	2,899
Equity in income of subsidiaries	2,648	308	—	—	(2,956)	—
Net income (loss)	$2,648	2,648	365	(57)	(2,956)	2,648

CPI INTERNATIONAL, INC. and subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS   (Continued)

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

From October 4, 2003 to January 22, 2004 (Predecessor)
(in thousands)

	Parent (Holding)	Issuer (CPI)	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Eliminations	Consolidated Total
Sales	$—	60,721	10,673	26,470	(17,945)	79,919
Cost of sales	—	43,551	9,448	21,223	(18,033)	56,189
Gross profit	—	17,170	1,225	5,247	88	23,730
Operating costs and expenses:
Research and development	—	607	—	1,593	—	2,200
Selling and marketing	—	2,136	591	1,678	(53)	4,352
General and administrative	355	4,983	236	1,491	(1,039)	6,026
Merger expenses	5,074	1,300	—	—	—	6,374
Intercompany income	(755)	(215)	(53)	—	1,023	—
Net (gain) loss on the disposition of assets	—	(10)	—	17	—	7
Total operating costs and expenses	4,674	8,801	774	4,779	(69)	18,959
Operating (loss) income	(4,674)	8,369	451	468	157	4,771
Interest expense (income), net	590	7,731	(3)	584	—	8,902
(Loss) income before income tax expense and equity in income of subsidiaries	(5,264)	638	454	(116)	157	(4,131)
Income tax expense	—	334	55	50	—	439
Equity in income of subsidiaries	694	321	—	—	(1,015)	—
Net (loss) income	$(4,570)	625	399	(166)	(858)	(4,570)

CPI INTERNATIONAL, INC. and subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS   (Continued)

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

For the Year Ended October 3, 2003 (Predecessor)
(in thousands)

	Parent (Holding)	Issuer (CPI)	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Eliminations	Consolidated Total
Sales	$—	198,881	33,397	93,398	(60,242)	265,434
Cost of sales	—	146,738	29,575	68,115	(60,471)	183,957
Gross profit	—	52,143	3,822	25,283	229	81,477
Operating costs and expenses:
Research and development	—	2,086	—	4,774	—	6,860
Selling and marketing	—	7,451	2,399	5,800	—	15,650
General and administrative	1,150	16,111	709	3,877	(4,000)	17,847
Intercompany income	(2,450)	(1,102)	(263)	—	3,815	—
Net loss on the disposition of assets	—	38	4	38	12	92
Gain on sale of Solid State Products Division	—	(136)	—	—	—	(136)
Total operating costs and expenses	(1,300)	24,448	2,849	14,489	(173)	40,313
Operating income	1,300	27,695	973	10,794	402	41,164
Interest expense (income), net	2,029	10,510	(8)	2,009	—	14,540
Income (loss) before income tax expense (benefit) and equity in income of subsidiaries	(729)	17,185	981	8,785	402	26,624
Income tax expense (benefit)	(249)	8,771	151	1,403	—	10,076
Equity in income of subsidiaries	17,028	8,441	—	—	(25,469)	—
Net income	$16,548	16,855	830	7,382	(25,067)	16,548

CPI INTERNATIONAL, INC. and subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS   (Continued)

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

For the Year Ended September 30, 2005 (Successor)
(in thousands)

	Parent (CPI International)	Issuer (CPI)	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Eliminations	Consolidated Total
Operating activities
Net cash provided by (used in) operating activities	$(4,023)	35,928	435	(991)	—	31,349
Investing activities
Expenses relating to sale of San Carlos property	—	(224)	—	—	—	(224)
Capital expenditures	—	(16,312)	(205)	(614)	—	(17,131)
Purchase of Econco's net assets, net of cash acquired	—	(18,325)	—	—	—	(18,325)
Net cash used in investing activities	—	(34,861)	(205)	(614)	—	(35,680)
Financing activities
Proceeds from/(payments for) the issuance of debt:		—
Floating rate senior notes	79,200	—	—	—	—	79,200
Debt issue costs	(3,455)	—	—	—	—	(3,455)
Repayment of senior term loan	—	(9,550)	—	—	—	(9,550)
Repayment on capital lease	—	—	(20)	—	—	(20)
Stockholder distribution payments	(75,809)	—	—	—	—	(75,809)
Intercompany dividends	4,120	(4,120)	—	—	—	—
Net cash provided by (used in) financing activities	4,056	(13,670)	(20)	—	—	(9,634)
Net increase (decrease) in cash and cash equivalents	33	(12,603)	210	(1,605)	—	(13,965)
Cash and cash equivalents at beginning of period	—	38,131	113	2,232	—	40,476
Cash and cash equivalents at end of period	$33	25,528	323	627	—	26,511

CPI INTERNATIONAL, INC. and subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS   (Continued)

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

For the Period from January 23, 2004 to October 1, 2004 (Successor)
(in thousands)

	Parent (CPI International)	Issuer (CPI)	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Eliminations	Consolidated Total
Operating activities
Net cash provided by (used in) operating activities	$14,691	(5,139)	138	2,513	—	12,203
Investing activities
Purchase of Predecessor, net of cash acquired	(113,130)	—	—	—	—	(113,130)
Advance payments from sale of San Carlos property	—	13,450	—	—	—	13,450
Expenses relating to sale of San Carlos property	—	(451)	—	—	—	(451)
Capital expenditures	—	(3,011)	(25)	(281)	—	(3,317)
Net cash (used in) provided by investing activities	(113,130)	9,988	(25)	(281)	—	(103,448)
Financing activities
Retirement of debt and preferred stock:
Senior subordinated notes	—	(74,000)	—	—	—	(74,000)
Senior redeemable preferred stock	—	(29,735)	—	—	—	(29,735)
Junior preferred stock	—	(32,336)	—	—	—	(32,336)
Dividends on senior redeemable preferred stock	—	(19,310)	—	—	—	(19,310)
Mortgage financing	—	(17,500)	—	—	—	(17,500)
Proceeds from/(payments for) the issuance of debt:	—
Senior subordinated notes	—	125,000	—	—	—	125,000
Senior term loan	—	90,000	—	—	—	90,000
Debt issue costs	—	(9,653)	—	—	—	(9,653)
Proceeds from the repayment of Predecessor stockholder loans	—	1,266	—	—	—	1,266
Net proceeds from the issuance of common stock	98,075	—	—	—	—	98,075
Repayment of senior term loan	—	(450)	—	—	—	(450)
Proceeds from exercise of stock options	364	—	—	—	—	364
Net cash provided by financing activities	98,439	33,282	—	—	—	131,721
Net increase in cash and cash equivalents	—	38,131	113	2,232	—	40,476
Cash and cash equivalents at beginning of period	—	—	—	—	—	—
Cash and cash equivalents at end of period	$—	38,131	113	2,232	—	40,476

CPI INTERNATIONAL, INC. and subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS   (Continued)

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

From October 4, 2003 to January 22, 2004 (Predecessor)
(in thousands)

	Parent (Holding)	Issuer (CPI)	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Eliminations	Consolidated Total
Operating activities
Net cash provided by (used in) operating activities	$—	6,513	206	(145)	—	6,574
Investing activities
Capital expenditures	—	(416)	(2)	(41)	—	(459)
Net cash used for investing activities	—	(416)	(2)	(41)	—	(459)
Financing activitites
Retirement of senior subordinated notes	—	(26,000)	—	—	—	(26,000)
Net cash used in financing activities	—	(26,000)	—	—	—	(26,000)
Net (decrease) increase in cash and cash equivalents	—	(19,903)	204	(186)	—	(19,885)
Cash and cash equivalents at beginning of period	—	30,561	1,718	1,472	—	33,751
Cash and cash equivalents at end of period	$—	10,658	1,922	1,286	—	13,866

CPI INTERNATIONAL, INC. and subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS   (Continued)

CONSOLIDATING CONDENSED STATEMENT OF CASH FLOWS

For the Year Ended October 3, 2003 (Predecessor)
(in thousands)

	Parent (Holding)	Issuer (CPI)	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Eliminations	Consolidated Total
Operating activities
Net cash provided by operating activities	$2,480	29,839	1,025	15,574	(14,436)	34,482
Investing activities
Proceeds from sale of Solid State Products Division	—	136	—	—	—	136
Equity investment in subsidiary	(2,299)	—	—	—	2,299	—
Capital expenditures	—	(2,492)	(5)	(570)	—	(3,067)
Net cash used in investing activities	(2,299)	(2,356)	(5)	(570)	2,299	(2,931)
Financing activities
Payment of debt issue costs	(41)	(298)	—	—	—	(339)
Net proceeds from the issuance of common stock	110	—	—	—	—	110
Repayments on capital leases	—	—	—	(45)	—	(45)
Repayments on mortgage refinancing	(250)	—	—	—	—	(250)
Repayment of intercompany note	—	—	—	(14,436)	14,436	—
Proceeds from parent investment in subsidiary	—	2,299	—	—	(2,299)	—
Net cash (used in) provided by financing activities	(181)	2,001	—	(14,481)	12,137	(524)
Net increase in cash and cash equivalents	—	29,484	1,020	523	—	31,027
Cash and cash equivalents at beginning of period	—	1,077	698	949	—	2,724
Cash and cash equivalents at end of period	$—	30,561	1,718	1,472	—	33,751

CPI INTERNATIONAL, INC. and subsidiaries

Condensed Consolidated BALANCE SHEETS

(in thousands, except share and per share data — unaudited)

	December 30, 2005	September 30, 2005
Assets
Current Assets:
Cash and cash equivalents	$16,761	$26,511
Restricted cash	1,044	1,287
Accounts receivable, net	41,609	39,295
Inventories	50,137	50,620
Deferred tax assets	12,990	12,346
Prepaids and other current assets	3,454	3,981
Total current assets	125,995	134,040
Property, plant and equipment, net	84,958	83,624
Deferred debt issue costs, net	10,704	11,061
Intangible assets, net	77,327	77,941
Goodwill	145,462	145,462
Other long-term assets	2,978	2,416
Total assets	$447,424	$454,544
Liabilities and Stockholders' Equity
Current Liabilities:
Accounts payable	$17,032	$21,421
Accrued expenses	33,287	27,247
Product warranty	6,190	6,359
Income taxes payable	3,744	1,546
Advance payments from customers	8,357	12,067
Total current liabilities	68,610	68,640
Deferred income taxes	33,420	35,556
Advance payments from sale of San Carlos property	13,450	13,450
Long-term debt	294,244	284,231
Total liabilities	409,724	401,877
Commitments and contingencies
Stockholders' Equity:
Common stock ($0.01 par value, 5,500,000 shares authorized; 4,275,566 shares issued and outstanding)	43	43
Additional paid-in capital	17,684	34,683
Accumulated other comprehensive income	1,438	1,621
Retained earnings	18,535	16,320
Total stockholders’ equity	37,700	52,667
Total liabilities and stockholders' equity	$447,424	$454,544

See accompanying notes to the condensed consolidated financial statements.

CPI INTERNATIONAL, INC. and subsidiaries

CONDENSED CONSOLIDATED
STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(in thousands, except share and per share data — unaudited)

	Quarter Ended
	December 30, 2005	December 31, 2004
Sales	$82,379	$73,733
Cost of sales	57,171	50,029
Gross profit	25,208	23,704
Operating costs and expenses:
Research and development	1,910	1,448
Selling and marketing	5,024	4,068
General and administrative	7,302	3,969
Amortization of acquisition-related intangible assets	548	4,906
Net loss on disposition of assets	65	56
Total operating costs and expenses	14,849	14,447
Operating income	10,359	9,257
Interest expense, net	6,064	4,080
Income before income taxes	4,295	5,177
Income tax expense	2,080	2,079
Net income	$2,215	$3,098
Other comprehensive income, net of tax
Net unrealized (loss)/gain on cash flow hedges	(183)	816
Comprehensive income	$2,032	$3,914
Net income per share — Basic	$0.52	$0.72
Net income per share — Diluted	$0.46	$0.69
Shares used to compute net income per share — Basic	4,275,566	4,275,566
Shares used to compute net income per share — Diluted	4,831,141	4,489,280

See accompanying notes to the condensed consolidated financial statements.

CPI INTERNATIONAL, INC. and subsidiaries

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands — unaudited)

	Quarter Ended
	December 30, 2005	December 31, 2004
Operating Activities
Net cash provided by operating activities	$198	$10,233
Investing Activities
Expenses relating to sale of San Carlos property	(3)	(8)
Purchase of Econco's net assets, net of cash acquired	—	(18,685)
Capital expenditures	(2,945)	(1,194)
Net cash used in investing activities	(2,948)	(19,887)
Financing Activities
Proceeds from (repayments on) senior term loan	10,000	(3,878)
Special cash dividend	(17,000)	—
Repayments on capital leases	—	(20)
Net cash used in financing activities	(7,000)	(3,898)
Net Decrease in Cash and Cash Equivalents	(9,750)	(13,552)
Cash and cash equivalents at beginning of period	26,511	40,476
Cash and cash equivalents at end of period	$16,761	$26,924
Supplemental Disclosures of Cash Flow Information
Cash paid for interest	$1,810	$1,410
Cash paid for taxes, net of refunds	$2,554	$120

See accompanying notes to the condensed consolidated financial statements.

CPI INTERNATIONAL, INC. and subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

1.    Basis of Presentation

Unless the context otherwise requires, (1) ‘‘CPI International’’ or the ‘‘Successor’’ means CPI International, Inc. (formerly known as CPI Holdco, Inc.), (2) ‘‘Predecessor’’ means Communications & Power Industries Holding Corporation, the predecessor to CPI International, (3) ‘‘CPI’’ means Communications & Power Industries, Inc. and (4) ‘‘Merger’’ means the January  23, 2004 merger pursuant to which CPI International acquired the Predecessor. CPI is a direct subsidiary of CPI International. CPI International is a holding company with no operations of its own. The terms ‘‘we,’’ ‘‘us,’’ ‘‘our’’ and the ‘‘Company’’ refer to CPI International, or the Predecessor, as applicable, and its direct and indirect subsidiaries on a consolidated basis.

The accompanying condensed consolidated financial statements represent the consolidated results and financial position of CPI International, a Delaware corporation, controlled by affiliates of The Cypress Group L.L.C. (‘‘Cypress’’). CPI International, through its wholly owned subsidiary, CPI, develops, manufactures, and distributes microwave and power grid Vacuum Electron Devices (‘‘VEDs’’), microwave amplifiers, modulators and various other power supply equipment and devices. The Company has two reportable segments, VED and satcom equipment. Effective January 17, 2006, the Company changed its name from CPI Holdco, Inc. to CPI International, Inc.

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include the accounts of the Company and its consolidated subsidiaries.  In the opinion of management, the accompanying unaudited consolidated financial statements contain all adjustments necessary to present fairly the consolidated financial position of the Company and its consolidated results of operations and cash flows.

The Company’s fiscal year is the 52 or 53-week period ending on the Friday nearest September 30. Fiscal year 2006 comprises the 52-week period ending September 29,  2006, and fiscal year 2005 comprised the 52-week period ended September 30, 2005. All period references are to the Company’s fiscal periods unless otherwise indicated. These interim financial statements should be read in conjunction with the consolidated financial statements and accompanying notes included elsewhere in this prospectus. Certain amounts in prior years’ condensed consolidated financial statements have been reclassified to conform to the fiscal 2006 presentation. Net operating results have not been affected by these reclassifications.

There is currently no public market for CPI International's common stock.

2.    Supplemental Balance Sheet Information

Accounts receivable:    Accounts receivable are stated net of allowances for doubtful accounts of $0.7 million for both December  30, 2005 and September 30,  2005.

Inventories:    The following table provides details of inventories, net of reserves (in thousands):

	December 30, 2005	September 30, 2005
Raw materials and parts	$33,225	$29,627
Work in process	11,237	12,540
Finished goods	5,675	8,453
Inventories	$50,137	$50,620

CPI INTERNATIONAL, INC. and subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(unaudited)

Reserve for excess, slow moving and obsolete inventory:    The following table summarizes the activity related to reserves for excess, slow moving and obsolete inventory during the first quarter of fiscal years 2006 and 2005 (in thousands):

	Quarter Ended
	December 30, 2005	December 31, 2004
Beginning balance	$8,655	$8,981
Econco acquisition	—	729
Inventory provision, charged to cost of sales	316	218
Inventory write-offs	(28)	(218)
Ending balance	$8,943	$9,710

Reserve for loss contracts and cost in excess of market inventory:    The following table summarizes the activity related to reserves for loss contracts and cost in excess of market inventory during the first quarter of fiscal years 2006 and 2005 (in thousands):

	Quarter Ended
	December 30, 2005	December 31, 2004
Beginning balance	$1,430	$2,845
Provision for loss contracts and cost in excess of market inventory, charged to cost of sales	306	447
Reserved inventory sold or otherwise disposed of	(222)	(874)
Ending balance	$1,514	$2,418

Product warranty:    The following table summarizes the activity related to product warranty during the first quarter of fiscal years 2006 and 2005 (in thousands):

	Quarter Ended
	December 30, 2005	December 31, 2004
Beginning accrued warranty	$6,359	$6,074
Accruals for product warranty	1,048	731
Cost of warranty claims	(1,217)	(741)
Ending accrued warranty	$6,190	$6,064

Goodwill:    As of December 30, 2005 and September 30, 2005 the Company had $145.5 million of goodwill, $131.6  million of which has been allocated to the VED segment and $13.9  million of which has been allocated to the satcom equipment segment. There were no changes in the carrying amount of goodwill for the quarter ended December 30, 2005.

Intangible assets:    The following tables present the details of the Company’s total purchased intangible assets (in thousands):

December 30, 2005	Cost	Accumulated Amortization	Net
VED core technology	$30,700	$(1,201)	$29,499
VED application technology	19,800	(1,538)	18,262
X-ray generator and satcom application technology	8,000	(1,036)	6,964
Customer backlog	17,450	(17,450)	—
Land lease	11,810	(510)	11,300
Tradename	5,800	—	5,800
Customer list and programs	5,700	(281)	5,419
Noncompete agreement	110	(27)	83
Net identifiable intangible assets	$99,370	$(22,043)	$77,327

CPI INTERNATIONAL, INC. and subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(unaudited)

September 30, 2005	Cost	Accumulated Amortization	Net
VED core technology	$30,700	$(1,048)	$29,652
VED application technology	19,800	(1,340)	18,460
X-ray generator and satcom application technology	8,000	(902)	7,098
Customer backlog	17,450	(17,450)	—
Land lease	11,810	(444)	11,366
Tradename	5,800	—	5,800
Customer list and programs	5,700	(224)	5,476
Noncompete agreement	110	(21)	89
Net identifiable intangible assets	$99,370	$(21,429)	$77,941

The estimated future amortization expense of purchased intangibles as of December 30, 2005 was as follows (in thousands):

Fiscal Year	Amount
2006 (remaining nine months)	$1,837
2007	2,451
2008	2,451
2009	2,451
2010	2,429
Thereafter	59,908
Total	$71,527

3.    Long-Term Debt

Long-term debt comprises the following (in thousands):

	December 30, 2005	September 30, 2005
Term loan, expiring 2010	$90,000	$80,000
8% Senior subordinated notes due 2012	125,000	125,000
Floating rate senior notes due 2015, net of unamortized issue discount of $756 and $769, respectively	79,244	79,231
	$294,244	284,231

Senior credit facility and term loan of CPI:    In connection with the Merger, CPI entered into a $130.0 million credit agreement, which was amended and restated on November 29, 2004, and further amended on February 16, 2005, April  13, 2005, and December 15, 2005 (the ‘‘Senior Credit Facility’’). The Senior Credit Facility consists of a $40.0 million revolving commitment, with a sub-facility of $15.0 million for letters of credit and $5.0 million for swingline loans (‘‘Revolver’’), which expires on January 23, 2010, and a $90.0 million term loan (‘‘Term Loan’’), which expires on July 23, 2010. As of December 30, 2005, the Company had no outstanding borrowings under the Revolver and $90.0 million outstanding under the Term Loan, including an additional $10 million of borrowings made in connection with the December 15, 2005 amendment. There are no scheduled principal payments due on the Term Loan during the 2006 fiscal year because of the optional Term Loan prepayments made by the Company in fiscal year 2005. Upon specified conditions, CPI may seek commitments for a new class of term loans, not to exceed $65 million. The Senior Credit Facility is guaranteed by CPI International and all of CPI’s domestic subsidiaries and is secured by substantially all of their assets.

CPI INTERNATIONAL, INC. and subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(unaudited)

On December 15, 2005, CPI International and CPI entered into Amendment No. 3 (the Amendment"), to the Senior Credit Facility. The Amendment increased the commitments under the Term Loan by $10 million, and CPI borrowed an additional $10 million thereunder. In addition, among other things, the Amendment (1) permitted CPI to pay a dividend (not to exceed $20 million) to CPI International to fund a dividend by CPI International to its stockholders, (2) amended the definition of Excess Cash Flow in the Senior Credit Facility to decrease Excess Cash Flow for CPI's fiscal year 2006 by the excess of the amount of the dividend described in clause (1) over the gross proceeds of the $10 million additional borrowing, and (3) permitted CPI or CPI International to use up to $70 million of the proceeds of the first equity issuance by CPI International to repurchase or redeem the FR Notes or CPI's 8% Senior Subordinated Notes due 2012 (the "8% Notes").

Any borrowings under the Revolver would currently bear interest at a rate equal to, at CPI’s option, LIBOR plus 2.75% per annum, or the Alternate Base Rate (‘‘ABR’’) plus 1.75% per annum. Available borrowings under the Revolver are reduced by any amounts secured through letters of credit; at December 30, 2005, we had letters of credit commitments for $4.5 million. The Term Loan borrowings currently bear interest at a rate equal to, at CPI’s option, LIBOR plus 2.25% per annum or the ABR plus 1.25% per annum, payable quarterly. The ABR is the greater of (a) the Prime Rate and (b) the Federal Funds Rate plus 0.50%. In addition to customary fronting and administrative fees under the Senior Credit Facility, CPI pays letter of credit participation fees equal to the applicable Revolver LIBOR margin per annum on the average daily amount of the letter of credit exposure, and a commitment fee of 0.50% per annum on the average daily unused amount of revolving commitment. As of December 30, 2005 (1) the Term Loan borrowing consisted of one tranche of $90 million with interest payable on January 17, 2006, at 6.62% per annum and (2) a Revolving commitment of $4.5 million for letter of credit exposure, with letter of credit participation fees and fronting fees payable quarterly at a combined interest rate of 3.0% per annum.

The Senior Credit Facility requires 1.0% of the original Term Loan amount to be repaid annually in quarterly installments of 0.25% beginning June 30, 2004 and continuing for five years, with the remainder due in equal quarterly installments thereafter. CPI is required to prepay its outstanding loans, subject to certain exceptions and limitations, with net cash proceeds received from certain events, including, without limitation (1) all such proceeds received from certain asset sales by CPI International, CPI or any of CPI’s subsidiaries; (2) all such proceeds received from issuances of debt (other than certain specified permitted debt) or preferred stock by CPI International, CPI or any of CPI’s subsidiaries, (3) all such proceeds paid to CPI International, CPI or any of CPI’s subsidiaries from casualty and condemnation events in excess of amounts applied to replace, restore or reinvest in any properties for which proceeds were paid within a specified period and (4) 50% of such proceeds received from issuances of common equity by, or equity contributions to, CPI International, except in the case of the first equity issuance whereby CPI or CPI International are permitted to use up to $70 million of the proceeds to repurchase or redeem its 8% Senior Subordinated Notes (‘‘8% Notes’’) or its Floating Rate Senior Notes (‘‘FR Notes’’).

CPI is also required to make an annual prepayment within 90 days after the end of each fiscal year based on a calculation of Excess Cash Flow (‘‘ECF’’), as defined in the Senior Credit Facility, multiplied by a factor of 25%, 50% or 75% depending on the leverage ratio at the end of the fiscal year, less optional prepayments made during the fiscal year. On December 30, 2004, CPI made an ECF payment of $3.9 million. The ECF payment was applied pro rata, in accordance with the provisions of the Senior Credit Facility, against the remaining scheduled installments of Term Loan principal due up to, but not including, the September 30, 2009 scheduled principal installment.

CPI can make optional prepayments on the outstanding loans at any time without premium or penalty, except for customary ‘‘breakage’’ costs with respect to LIBOR loans. On March 31, 2005, CPI made an optional prepayment of $5.7 million, in addition to the quarterly scheduled Term Loan amortization payment. The optional prepayment was applied pro rata, in accordance with the provisions of the Senior Credit Facility, against the remaining scheduled installments of Term Loan principal due up to June 30,  2009, with the balance applied to the September 30, 2009 installment.

CPI INTERNATIONAL, INC. and subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(unaudited)

The Senior Credit Facility contains a number of covenants that, among other things, restrict, subject to certain exceptions, the ability of CPI International, CPI and CPI’s domestic subsidiaries to: sell assets; engage in mergers and acquisitions; pay dividends and distributions or repurchase their capital stock; incur additional indebtedness or issue equity interests; make investments and loans; create liens or further negative pledges on assets; engage in certain transactions with affiliates; enter into sale and leaseback transactions; amend agreements or make prepayments relating to subordinated indebtedness; and amend or waive provisions of charter documents in a manner materially adverse to the lenders. CPI and CPI’s subsidiaries must comply with: a minimum interest coverage ratio; a maximum total leverage ratio; a minimum fixed charge coverage ratio; and a maximum capital expenditures limitation, each calculated on a consolidated basis for CPI and CPI’s subsidiaries. CPI International must also comply with a minimum interest coverage ratio, a minimum fixed charge coverage ratio and a maximum leverage ratio, each calculated on a consolidated basis for CPI International and its subsidiaries. As of December 30,  2005, CPI and CPI International were in compliance with all Senior Credit Facility financial covenants.

Subject in certain cases to applicable notice provisions and grace periods, events of default under the Senior Credit Facility include, among other things: failure to make payments when due; breaches of representations and warranties in the documents governing the Senior Credit Facility; non-compliance by CPI International, CPI and/or CPI’s subsidiaries with certain covenants; failure by CPI International, CPI and/or CPI’s subsidiaries to pay certain other indebtedness or to observe any other covenants or agreements that would allow acceleration of such indebtedness, collectively in excess of $5.0 million at any time; events of bankruptcy or insolvency of CPI International, CPI and/or CPI’s subsidiaries; certain uninsured and unstayed judgments of $5.0 million or more against CPI International; impairment of the security interests in the collateral or the guarantees under the Senior Credit Facility; and a change in control, as defined in the documents governing the Senior Credit Facility.

8% Senior subordinated notes of CPI:    In connection with the Merger on January 23, 2004, CPI issued $125 million in aggregate principal amount of its 8% Notes. The proceeds of the 8% Notes were used to redeem the Predecessor’s outstanding indebtedness and pay part of the Merger consideration. The 8% Notes have no sinking fund requirements.

The 8% Notes bear interest at the rate of 8.0% per year, payable on February 1 and August 1 of each year. The 8% Notes will mature on February 1, 2012. The 8% Notes are unsecured obligations, jointly and severally guaranteed by CPI International and each of CPI’s domestic subsidiaries. The payment of all obligations relating to the 8% Notes are subordinated in right of payment to the prior payment in full in cash or cash equivalents of all senior debt (as defined in the indenture governing the 8% Notes) of CPI, including debt under the Senior Credit Facility. Each guarantee of the 8% Notes is and will be subordinated to guarantor senior debt (as defined in the indenture governing the 8% Notes) on the same basis as the 8% Notes are subordinated to CPI’s senior debt.

At any time or from time to time on or after February 1, 2008, CPI, at its option, may redeem the 8% Notes, in whole or in part, at the redemption prices (expressed as percentages of principal amount) set forth below, together with accrued and unpaid interest thereon, if any, to the redemption date, if redeemed during the 12-month period beginning on February 1 of the years indicated below:

Year	Optional Redemption Price
2008	104%
2009	102%
2010 and thereafter	100%

At any time or from time to time prior to February 1, 2007, and subject to certain conditions, CPI may redeem up to 35% of the aggregate principal amount of the 8% Notes at a redemption price equal to 108% of the principal amount of the 8% Notes to be redeemed, plus accrued and unpaid interest to the date of redemption, with the net cash proceeds of one or more qualified equity offerings. At any time on or prior to February 1, 2008, the 8% Notes may also be redeemed or purchased (by CPI or any other person) in whole but not in part,

CPI INTERNATIONAL, INC. and subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(unaudited)

at CPI’s option, upon the occurrence of a change of control (as defined in the indenture governing the 8% Notes) at a price equal to 100% of the principal amount of the 8% Notes, plus a ‘‘make-whole’’ premium (as defined in the indenture governing the 8% Notes) to the redemption price on February 1, 2008, and accrued and unpaid interest, if any, to, the date of redemption or purchase.

Upon a change of control, CPI may be required to purchase all or any part of the 8% Notes for a cash price equal to 101% of the principal amount, plus accrued and unpaid interest thereon, if any, to the date of purchase.

The indenture governing the 8% Notes contains a number of covenants that, among other things, restrict, subject to certain exceptions, the ability of CPI and its restricted subsidiaries (as defined in the indenture governing the 8% Notes) to incur additional indebtedness, sell assets, consolidate or merge with or into other companies, pay dividends or repurchase or redeem capital stock or subordinated indebtedness, make certain investments, issue capital stock of their subsidiaries, incur liens and enter into certain types of transactions with their affiliates.

Events of default under the indenture governing the 8% Notes include: failure to make payments on the 8% Notes when due; failure to comply with covenants in the indenture governing the 8% Notes; a default under certain other indebtedness of CPI or any of its restricted subsidiaries that is caused by a failure to make payments on such indebtedness or that results in the acceleration of the maturity of such indebtedness; the existence of certain final judgments or orders against CPI or any of the restricted subsidiaries; and the occurrence of certain insolvency or bankruptcy events.

Floating rate senior notes of CPI International:    On February  22, 2005, CPI International issued $80.0 million in principal amount of its FR Notes. The FR Notes were issued at a 1% discount. The proceeds from the issuance of FR Notes were used to make a distribution to stockholders of CPI International of approximately $75.8 million and to pay fees and expenses of approximately $3.5 million associated with the issuance of FR Notes. The FR Notes have no sinking fund requirements.

The FR Notes require interest payments at an annual interest rate, reset at the beginning of each semi-annual period, equal to the then six-month LIBOR plus 5.75%, payable semiannually on February 1 and August 1 of each year. CPI International may, at its option, elect to pay interest through the issuance of additional FR Notes for any interest payment date on or after August 1, 2006 and on or before February 1, 2010. If CPI International elects to pay interest through the issuance of additional FR Notes, the annual interest rate on the FR Notes will increase by an additional 1% step-up, with the step-up increasing by an additional 1% for each interest payment made through the issuance of additional FR Notes (up to a maximum of 4%). The FR Notes will mature on February 1, 2015.

The FR Notes are general unsecured obligations of CPI International. The FR Notes are not guaranteed by any of CPI International’s subsidiaries and are structurally subordinated to all existing and future indebtedness and other liabilities of CPI International’s subsidiaries. The FR Notes are senior in right of payment to CPI International’s existing and future indebtedness that is expressly subordinated to the FR Notes.

Because CPI International is a holding company with no operations of its own, CPI International relies on distributions from CPI to satisfy its obligations under the FR Notes. The Senior Credit Facility and the indenture governing the 8% Notes restrict CPI’s ability to make distributions to CPI International. The Senior Credit Facility prohibits CPI from making distributions to CPI International unless there is no default under the Senior Credit Facility and CPI International and CPI satisfy certain leverage ratios. The indenture governing the 8% Notes prohibits CPI from making distributions to CPI International unless, among other things, there is no default under the indenture and the amount of the proposed dividend plus all previous Restricted Payments (as defined in the indenture governing the 8% Notes) does not exceed a specified amount.

At any time or from time to time prior to February  1, 2007, CPI International, at its option, may redeem the FR Notes in whole or in part at a ‘‘make whole’’ premium, plus accrued and unpaid interest to the date of redemption. At any time or from time to time on or after February 1, 2007, CPI International, at its option, may

CPI INTERNATIONAL, INC. and subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(unaudited)

redeem the Notes in whole or in part at the redemption prices (expressed as percentages of principal amount) set forth below, together with accrued and unpaid interest thereon, if any, to the redemption date, if redeemed during the 12-month period beginning on February 1 of the years indicated below:

Year	Optional Redemption
2007	103%
2008	102%
2009	101%
2010 and thereafter	100%

At any time or from time to time prior to February 1, 2007, and subject to certain conditions, CPI International, at its option, may redeem up to 35% of the aggregate principal amount of the FR Notes at a redemption price equal to 100% of the principal amount of the FR Notes to be redeemed, plus a premium equal to the interest rate per annum on the FR Notes applicable on the date on which the notice of redemption is given, plus accrued and unpaid interest to the date of redemption, with the net cash proceeds of one or more qualified equity offerings.

Upon a change of control, as defined in the indenture governing the FR Notes, CPI International may be required to purchase all or any part of the outstanding FR Notes for a cash price equal to 101% of the principal amount, plus accrued and unpaid interest thereon, if any, to the date of purchase.

The indenture governing the FR Notes contains certain covenants that, among other things, limit the ability of CPI International and its restricted subsidiaries (as defined in the indenture governing the FR Notes) to incur additional indebtedness, sell assets, consolidate or merge with or into other companies, pay dividends or repurchase or redeem capital stock or subordinated indebtedness, make certain investments, issue capital stock of their subsidiaries, incur liens and enter into certain types of transactions with their affiliates.

Events of default under the indenture governing the FR Notes include: failure to make payments on the FR Notes when due; failure to comply with covenants in the indenture governing the FR Notes; a default under certain other indebtedness of CPI International or any of its restricted subsidiaries that is caused by a failure to make payments on such indebtedness or that results in the acceleration of the maturity of such indebtedness; the existence of certain final judgments or orders against CPI International or any of the restricted subsidiaries; and the occurrence of certain insolvency or bankruptcy events.

Debt maturities:    As of December 30, 2005, maturities on long-term debt were as follows (in thousands):

Fiscal Year	Amount
2006	$—
2007	—
2008	—
2009	18,825
2010	71,175
Thereafter	205,000
Total	$295,000

4.    Derivative Financial Instruments

The Company uses forward exchange contracts to hedge the foreign currency exposure associated with forecasted manufacturing costs in Canada. As of December  30, 2005, CPI had outstanding forward contract commitments to purchase Canadian dollars for an aggregate U.S. notional amount of $5.0 million; the last forward contract expires on March  10, 2006. At December 30, 2005, the fair value of foreign currency forward contracts was $0.8 million and the unrealized gain was approximately $0.8 million, net of related tax expense.

The Company’s foreign currency forward contracts are designated as a cash flow hedge and are considered ‘‘highly effective’’, as defined by Statement of Financial Accounting Standards (‘‘SFAS’’) No. 133, ‘‘Accounting

CPI INTERNATIONAL, INC. and subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(unaudited)

for Derivative Instruments and Hedging Activities.’’ The unrealized gains and losses from foreign exchange forward contracts are included in ‘‘Accumulated other comprehensive income’’ in the Condensed Consolidated Balance Sheets, and the Company anticipates recognizing the entire unrealized gain in operating earnings within the next six months. Realized gains and losses from foreign currency exchange contracts are recognized in Cost of sales and General and administrative in the Condensed Consolidated Statements of Operations and Comprehensive Income. For the quarter ended December 30, 2005 and December 31, 2004, net income includes forward currency gains of $0.4 million and $0.2 million, respectively.

In April 2005, the Company entered into an $80 million interest rate swap contract (‘‘the Swap’’) to receive variable rate 6-month LIBOR interest and pay 4.15% fixed rate interest, which when combined with the 5.75% margin, results in a fixed rate of 9.9% on the FR Notes through January 31, 2008. The Swap interest payments are made semi-annually, beginning with the first payment on February 1, 2006. The Swap matures on January 31, 2008. The Swap is designated as a cash flow hedge under SFAS No. 133, and the gain or loss from changes in fair value is expected to be highly effective at offsetting the gain or loss from changes in fair value of the FR Notes attributable to changes in interest rates over the contract period. The Company deposited $1.0 million as collateral for the Swap, which is included as Other long-term assets in the accompanying Condensed Consolidated Balance Sheets. The amount of collateral fluctuates based on the fair value of the Swap. The unrealized gains and losses from the Swap are included in ‘‘Accumulated other comprehensive income’’ in the Condensed Consolidated Balance Sheets. At December 30, 2005, the fair value of the Swap was $1.1 million and the unrealized gain was approximately $0.6 million, net of related tax expense. At September 30, 2005, the fair value of the Swap was $0.7 million and the unrealized gain was approximately $0.4 million, net of related tax expense.

5.    Share-Based Compensation

At the beginning of fiscal year 2006, we adopted SFAS No. 123R (‘‘Share-Based Payments’’) (‘‘SFAS No. 123R’’), and Staff Accounting Bulletin No. 107, ‘‘Share-Based Payment,’’ for our existing stock option plans under the prospective method. Previously, we applied the intrinsic value-based method of accounting prescribed by Accounting Principles Board (‘‘APB’’) Opinion No. 25, ‘‘Accounting for Stock Issued to Employees,’’ and related interpretations. Under the intrinsic value-based method, compensation expense was recorded only if the market price of the stock exceeded the exercise price at the measurement date. Since the Company’s stock is not publicly traded and therefore does not have a quoted market price, the Company computes an estimated market price of its stock based on valuation techniques for determining the fair value of closely held stock. The exercise prices of all stock options issued by CPI International were at, or above, the estimated market price of the underlying stock at the date of issuance.

As a nonpublic entity prior to the adoption of SFAS No. 123R, we will continue to account for stock option awards outstanding at September 30, 2005 using the intrinsic value-based method of measuring equity share options. There is no unrecognized compensation cost relating to awards outstanding at September 30, 2005 and we have not granted any new stock option awards since the adoption of SFAS No. 123R. Therefore, there was no share-based compensation cost in the first quarter of fiscal year 2006. The application of SFAS No. 123R had no impact on our cash position.

The Company charges stock-based compensation expense against income under the caption ‘‘General and administrative’’ in the Condensed Consolidated Statements of Operations and Comprehensive Income because the majority of holders of stock options are in administrative functions.

The Company has two stock plans: the 2004 Stock Incentive Plan (‘‘the 2004 Plan’’) and the 2000 Stock Option Plan (‘‘the 2000 Plan’’).

Awards under the 2004 Plan may include stock options, stock appreciation rights, restricted stock, stock awards or any combination thereof. Options granted under the 2004 Plan shall be non-qualified stock options or incentive stock options, as determined by the Compensation Committee of the Board of Directors (‘‘the Committee’’), and as evidenced by the related award agreements. The option price shall be determined by the Committee, but with respect to incentive stock options, shall not be less than the fair market value on the date

CPI INTERNATIONAL, INC. and subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(unaudited)

of grant. To date, only non-qualified stock options have been granted under the 2004 Plan. Option awards vest at a rate of 20% to 25% per year and expire 10 years after the grant date. All stock option grants under the 2004 Plan were issued at exercise prices equal to or greater than the estimated market price of the Company’s common stock at option grant date.

The 2000 Plan was established by the Predecessor, and no furthur options are available for issuance thereunder. In accordance with the terms of the stock option agreements, the unvested stock options outstanding under the Predecessor’s 2000 Plan became fully vested at the Merger closing date. The 2000 Plan option holders were offered the opportunity to either roll over their stock options into options to purchase common stock of CPI International (‘‘Rollover Options’’) or exercise their stock options. Management elected to rollover options to purchase 298,341 shares of common stock at prices ranging from $0.62 to $2.25 per share. The Rollover Options are otherwise subject to the terms of the 2000 Plan, and, among other things, have a ten year expiration period and are subject to transferability restrictions and continued employment.

A summary of the status of the Company’s stock option activity for the quarter ending December 30, 2005, is presented below:

	Options Available for Grant	Options Outstanding	Weighted-Average Exercise Price
Outstanding at beginning of period	61,540	946,529	$9.58
Granted	—	—	—
Forfeited	—	—	—
Exercised	—	—	—
Outstanding at end of period	61,540	946,529	$9.58

The following table summarizes information about stock options outstanding at December 30,  2005:

Exercise Price	Number of Shares			Weighted-Average Remaining Contractual Life (in years)
	Vested	Unvested	Total
$0.62	230,372	—	230,372	7.17
$2.25	65,297	—	65,297	4.59
$3.30	2,642	—	2,642	8.08
$13.21	394,329	226,079	620,408	8.24
$20.21	17,810	—	17,810	8.75
$21.34	5,000	5,000	10,000	9.22
	715,450	231,079	946,529	7.75

At December 30, 2005, the intrinsic value of vested and unvested stock options based on the estimated fair value of CPI International's common stock was $24.2 million and $6.6 million, respectively.

6.    Income Taxes

Income tax expense for the first quarter of fiscal year 2006 includes a $315,000 charge attributable to the fourth quarter of fiscal year 2005, consisting of $505,000 to correct the overstatement of tax benefits recorded in the fourth quarter of fiscal year 2005 for stock-based compensation expense that is not deductible for income tax purposes in a foreign tax jurisdiction, offset by reversal of a $190,000 tax contingency reserve that is no longer considered necessary. The effective tax rates were approximately 48% and 40% for the first quarter of fiscal years 2006 and 2005, respectively.  Without the correction to the overstatement of tax benefits, the Company's effective tax rate for the first quarter of fiscal year 2006 would have been 41%.

CPI INTERNATIONAL, INC. and subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(unaudited)

7.    Net Income per share

Basic net income per share is computed using the weighted-average number of common shares outstanding during the period. Diluted net income per share is computed using the weighted-average number of common and dilutive potential common equivalent shares outstanding during the period. Potential common equivalent shares consist of common stock issuable upon exercise of stock options using the treasury stock method.

The following table is a reconciliation of the shares used to calculate basic and diluted net income per share:

	Quarter Ended
	December 30, 2005	December 31, 2004
Basic weighted average shares oustanding	4,275,566	4,275,566
Dilutive stock options	555,575	213,714
Diluted weighted average shares outstanding	4,831,141	4,489,280

The Company excludes stock options from the computation of diluted weighted average shares outstanding if the exercise price of the option is greater than the average market price of the shares because the inclusion of these options would be antidilutive to earnings per share. Accordingly, options to purchase 17,810 shares, at a weighted average exercise price of $20.21, were excluded from the computation of diluted weighted average shares outstanding during the first quarter of fiscal year 2005. For the first quarter fiscal year 2006, all stock options are dilutive.

8.    Segments and Related Information

In accordance with SFAS No. 131, the Company has six divisions that meet the criteria of an operating segment, and the Company has two reportable segments: VED and satcom equipment. Amounts not reported as VED or satcom equipment are reported as other. The CEO evaluates performance and allocates resources to each of these divisions based on the Company's principal performance measure, earnings before interest, income taxes, depreciation and amortization (‘‘EBITDA’’).

Summarized financial information concerning the Company’s reportable segments is shown in the following table (in thousands):

	Quarter Ended
	December 30, 2005	December 31, 2004
Revenues from external customers
VEDs	$63,196	$62,268
Satcom equipment	19,183	11,465
Total	$82,379	$73,733
Intersegment product transfers
VEDs	$6,208	$5,752
Satcom equipment	—	2
Total	$6,208	$5,754
EBITDA
VEDs	$16,065	$16,542
Satcom equipment	2,891	1,378
Other	(6,441)	(2,444)
Total	$12,515	$15,476

The ‘‘Other’’ category for EBITDA consists primarily of corporate operating expenses and international subsidiary sales expenses. Corporate operating expenses include headquarters general and administrative

CPI INTERNATIONAL, INC. and subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(unaudited)

expenses, Merger expenses, stock-based compensation expenses, management bonuses, and purchase accounting charges related to the Merger and Econco acquisition and certain other non-operating expenses. Intersegment product transfers are recorded at cost. The ‘‘Other’’ category of EBITDA for the quarter ended December 30, 2005 includes a $3.25 million bonus to employees and directors and move related expenses of $1.1 million associated with the relocation of the San Carlos, California manufacturing division to Palo Alto, California. On December 15, 2005, CPI's Board of Directors approved a payment of $3.25 million in bonuses to CPI employees and directors (other than directors who are employees or affiliates of Cypress), to reward them for the increase in Company value.

For the reasons listed below, we believe that GAAP-based financial information for highly leveraged businesses such as ours should be supplemented by EBITDA so that investors better understand our financial performance in connection with their analysis of our business:

•

EBITDA is a component of the measure used by our board of directors and management team to evaluate our operating performance;

•

our Senior Credit Facility contains covenants that require us to maintain certain interest expense coverage and leverage ratios that contain EBITDA as a component, and our management team uses EBITDA to monitor compliance with such covenants;

•

EBITDA is a component of the measure used by our management team to make day-to-day operating decisions;

•

EBITDA facilitates comparisons between our operating results and those of competitors with different capital structures and therefore is a component of the measure used by the management to facilitate internal comparisons to competitors' results and our industry in general; and

•

the payment of bonuses to certain members of management is contingent upon, among other things, the satisfaction by us of certain targets that contain EBITDA as a component.

Other companies may define EBITDA differently and, as a result, our measure of EBITDA may not be directly comparable to EBITDA of other companies. Although we use EBITDA as a financial measure to assess the performance of our business, the use of EBITDA is limited because it does not include certain material costs, such as interest and taxes, necessary to operate our business. When analyzing our performance, EBITDA should be considered in addition to, and not as a substitute for, net income (loss), cash flows from operating activities or other statements of operations or statements of cash flows data prepared in accordance with GAAP. The following table reconciles net income to EBITDA (in thousands):

	Quarter ended
	December 30, 2005	December 31, 2004
Net income	$2,215	$3,098
Depreciation and amortization	2,156	6,219
Interest expense, net	6,064	4,080
Income tax expense	2,080	2,079
EBITDA	$12,515	$15,476

CPI INTERNATIONAL, INC. and subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(unaudited)

Geographic sales by customer location were as follows (in thousands):

	Quarter ended
	December 30, 2005	December 31, 2004
United States	$51,000	$50,633
All foreign countries	31,379	23,100
Total sales	$82,379	$73,733

The United States Government is the only customer that accounted for 10% or more of the Company’s consolidated sales. Direct sales to the United States Government were $12.7 million, and $13.6 million of the Company’s consolidated sales for the quarters ended December 30, 2005 and December  31, 2004, respectively.

9.    San Carlos Sale Agreement

The Company has entered into an agreement to sell the land and close its facilities located in San Carlos, California. The purchase price is $23.8 million. Under the sale agreement, the buyer has paid the Company a $13.0 million deposit on the purchase price, which the Company is using to fund the capital expenditures and costs of moving its San Carlos operations to its Palo Alto facility and to a new location in the Palo Alto area. The $13.0 million deposit is nonrefundable unless the Company breaches the sale agreement. The San Carlos facility has preexisting soil and groundwater contamination that has been the subject of some remediation and is expected to undergo additional remediation by the purchaser after the sale closes. In connection with the sale agreement, the Company entered into an agreement regarding environmental conditions at the property and was named as an additional insured on a pollution liability insurance policy obtained by the purchaser that is intended to fund the remediation of the contamination of the San Carlos property to permit hospital and other ‘‘unrestricted’’ uses under the direction of the applicable environmental regulatory agency.

The closing of the sale is subject to a number of conditions, including the requirement that the Company vacate its facilities and obtain regulatory closure of certain permitted equipment located on the property. Although there can be no assurance that the sale of the San Carlos property will occur, the Company expects to close the sale of the property in fiscal year 2007.

Pursuant to the stock sale agreement by and between Varian Associates, Inc., the predecessor of Varian Medical Systems, Inc. (‘‘Varian’’), and the Company dated June 9, 1995, as amended, the Company had agreed to certain development restrictions affecting the San Carlos property. In connection with the San Carlos property sale agreement, Varian agreed to waive certain of the development restrictions on the San Carlos property in the event that the sale closes, subject to certain conditions, and further agreed to pay the Company $1.0 million, of which $0.5 million was paid as of December 30, 2005. The payments from Varian are being accounted for as part of the sale of the property, with the aggregate sales price, including the $23.8 million from the buyer, totaling $24.8 million. In addition, the Company has agreed to relieve Varian of certain of its indemnity obligations to the Company for certain environmental liabilities related to the San Carlos property relating to periods prior to August 1995 and to reimburse Varian for certain potential environmental costs related to the San Carlos property that are not covered by insurance. The Company and Varian have also agreed to certain use restrictions and environmental cost-sharing provisions related to the Company’s property in Beverly, Massachusetts, and the Company has relinquished its right to redevelop that property for residential or similar use.

As of December 30, 2005, the San Carlos land and building was classified as held for use in property, plant and equipment and the advance payments from the sale of the property, aggregating $13.5 million, are classified as a long-term liability in the accompanying Condensed Consolidated Balance Sheets. As of December 30, 2005, the Company had deferred expenses of $0.7 million relating to the sale of the San Carlos property and classified these amounts as other long-term assets in the accompanying Condensed Consolidated Balance Sheets. The San Carlos land and building had a net book value of $23.6 million as of December 30, 2005 and the building continues to be depreciated over its remaining useful life. Based on current projections of costs, the Company does not expect to recognize a loss on the sale of the San Carlos property.

CPI INTERNATIONAL, INC. and subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(unaudited)

10.    Econco Acquisition

On October 8, 2004, the Company purchased all of the outstanding stock of Econco Broadcast Service, Inc. (‘‘Econco’’) of Woodland, California for cash consideration of approximately $18.3 million. The preliminary Econco purchase price estimate of $18.7 million was finalized and adjusted in our financial results in the third quarter of fiscal year 2005. Econco is a provider of rebuilding service for VEDs, allowing broadcasters and other users of these critical products to extend the life of their devices at a cost that is lower than buying a new VED.

The Econco acquisition was accounted for using the purchase method of accounting as required by Financial Accounting Standards Board (‘‘FASB’’) Statement No. 141, ‘‘Business Combinations.’’  Accordingly, the assets and liabilities of Econco were adjusted to their fair values, and the excess of the purchase price over the fair value of the assets acquired was recorded as goodwill. The allocation of the purchase price to specific assets and liabilities was based, in part, upon internal estimates of cash flow and recoverability.

The following table summarizes the final allocation of fair value of the Econco assets acquired and liabilities assumed at October 8, 2004 (in thousands):

Net current assets	$2,049
Property, plant and equipment	3,239
Identifiable intangible assets	7,210
Goodwill	5,848
Total	$18,346

Net current assets include $0.4 million for the revaluation of inventory. The following table presents details of the purchased intangible assets acquired (in thousands):

	Weighted- Average Useful Life	Amount
Non-compete agreement	5 years	$110
Tradename	indefinite	1,400
Customer list and programs	25 years	5,700
Total		$7,210

11.    Special Cash Dividends

In December 2005, the Board of Directors declared and paid a special cash dividend to stockholders of $17 million. This dividend was paid using (a) the $10  million in net proceeds obtained from the additional borrowing under the Senior Credit Facility in connection with the December 2005 amendment thereto, and (b) available cash. The cash dividend was made on the basis of the stockholders’ relative ownership of CPI International’s outstanding common stock.

12.    Recent Accounting Pronouncements

In November 2004, the FASB issued SFAS No. 151, ‘‘Inventory Costs — an amendment of ARB No. 43, Chapter 4’’, which is the result of the FASB’s project to reduce differences between U.S. and international accounting standards. SFAS No. 151 requires idle facility costs, abnormal freight, handling costs, and amounts of wasted materials (spoilage) to be treated as current-period costs. Under this concept, if the costs associated with the actual level of spoilage or production defects are greater than the costs associated with the range of normal spoilage or defects, then the difference would be charged to current-period expense, and not included in inventory costs. We adopted SFAS No. 151 in the beginning of fiscal year 2006 and its adoption did not have a significant impact on our results of operations or financial condition.

In March 2005, the FASB issued Interpretation No. 47, ‘‘Accounting for Conditional Asset Retirement Obligations,’’ which clarifies that an entity is required to recognize a liability for the fair value of a conditional

CPI INTERNATIONAL, INC. and subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(unaudited)

asset retirement obligation if the fair value can be reasonably estimated even though uncertainty exists about the timing and (or) method of settlement. We are required to adopt Interpretation No. 47 by the end of fiscal year 2006. We do not expect the implementation of Interpretation No. 47 to have a significant impact on our results of operations or financial condition.

In May 2005, the FASB issued SFAS No. 154, ‘‘Accounting Changes and Error Corrections.’’ SFAS No. 154 replaces APB Opinion No. 20, ‘‘Accounting Changes,’’ and SFAS No. 3, ‘‘Reporting Accounting Changes in Interim Financial Statement,’’ and changes the requirements for the accounting for and reporting of a change in accounting principle. We are required to adopt SFAS No. 154 for accounting changes and error corrections in fiscal year 2007. Our results of operations and financial condition will only be impacted by SFAS No. 154 if we implement changes in accounting principle that are addressed by the standard or correct accounting errors in future periods.

13.    Supplemental Guarantors Condensed Consolidating Financial Information
(Unaudited)

On January  23, 2004, CPI issued $125.0 million of 8% Notes that are guaranteed by CPI International and all of CPI's domestic subsidiaries. Separate financial statements of the guarantors are not presented because (i) the guarantors are wholly-owned and have fully and unconditionally guaranteed the 8% Notes on a joint and several basis, and (ii) the Company’s management has determined that such separate financial statements are not material to investors. Instead, presented below are the consolidating condensed financial statements of: (a) the parent, CPI International, (b) the issuer, CPI, (c) the guarantor subsidiaries, our domestic subsidiaries (d) the non-guarantor subsidiaries, (e) the consolidating elimination entries, and (f) the consolidated total. The accompanying condensed consolidating financial statements should be read in connection with the condensed consolidated financial statements of CPI International.

Investments in subsidiaries are accounted for on the equity method. The principal elimination entries eliminate investments in subsidiaries, intercompany balances, intercompany transactions and intercompany sales.

CPI INTERNATIONAL, INC. and subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(unaudited)

CONDENSED CONSOLIDATING BALANCE SHEET
As of December 30, 2005

(in thousands)

	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Eliminations	Consolidated Total
Assets
Cash and cash equivalents	$2	11,564	515	4,680	—	16,761
Restricted cash	—	—	941	103	—	1,044
Accounts receivable, net	—	22,379	6,335	12,895	—	41,609
Inventories	—	33,149	2,028	16,062	(1,102)	50,137
Deferred tax assets	—	12,948	7	35	—	12,990
Intercompany receivable	—	29,892	1,383	—	(31,275)	—
Prepaid and other current assets	499	2,090	100	765	—	3,454
Total current assets	501	112,022	11,309	34,540	(32,377)	125,995
Property, plant and equipment, net	—	73,899	3,113	7,946	—	84,958
Deferred debt issue costs, net	3,270	7,434	—	—	—	10,704
Intangible assets, net	—	61,100	6,902	9,325	—	77,327
Goodwill	—	92,041	5,848	47,573	—	145,462
Other long-term assets	1,937	1,041	—	—	—	2,978
Intercompany notes receivable	—	1,035	—	—	(1,035)	—
Investment in subsidiaries	143,780	51,676	—	—	(195,456)	—
Total assets	$149,488	400,248	27,172	99,384	(228,868)	447,424
Liabilities and stockholders' equity
Accounts payable	$—	8,391	349	8,292	—	17,032
Accrued expenses	3,648	23,744	1,192	4,713	(10)	33,287
Product warranty	—	3,651	164	2,375	—	6,190
Income taxes payable	—	2,021	57	1,666	—	3,744
Advance payments from customers	—	4,599	1,953	1,805	—	8,357
Intercompany payable	27,372	—	—	3,893	(31,265)	—
Total current liabilities	31,020	42,406	3,715	22,744	(31,275)	68,610
Deferred income taxes	422	25,999	—	6,999	—	33,420
Intercompany notes payable	—	—	—	1,035	(1,035)	—
Advance payments from sale of San Carlos property	—	13,450	—	—	—	13,450
Long-term debt	79,244	215,000	—	—	—	294,244
Total liabilities	110,686	296,855	3,715	30,778	(32,310)	409,724
Common stock	43	—	—	—	—	43
Parent investment	—	78,180	22,228	57,216	(157,624)	—
Additional paid-in capital	17,684	—	—	—	—	17,684
Other comprehensive income	1,438	804	—	584	(1,388)	1,438
Retained earnings	19,637	24,409	1,229	10,806	(37,546)	18,535
Net stockholders’ equity	38,802	103,393	23,457	68,606	(196,558)	37,700
Total liabilities and stockholders' equity	$149,488	400,248	27,172	99,384	(228,868)	447,424

CPI INTERNATIONAL, INC. and subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(unaudited)

CONDENSED CONSOLIDATING BALANCE SHEET
As of September 30, 2005

(in thousands)

	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Eliminations	Consolidated Total
Assets
Cash and cash equivalents	$33	25,528	323	627	—	26,511
Restricted cash	—	—	1,180	107	—	1,287
Accounts receivable, net	—	21,982	5,531	11,782	—	39,295
Inventories	—	33,746	2,135	15,755	(1,016)	50,620
Deferred tax assets	—	12,339	7	—	—	12,346
Intercompany receivable	—	17,849	2,278	8,064	(28,191)	—
Prepaid and other current assets	165	3,930	127	791	(1,032)	3,981
Total current assets	198	115,374	11,581	37,126	(30,239)	134,040
Property, plant and equipment, net	—	72,462	3,166	7,996	—	83,624
Deferred debt issue costs, net	3,326	7,735	—	—	—	11,061
Intangible assets, net	—	61,500	6,965	9,476	—	77,941
Goodwill	—	92,041	5,848	47,573	—	145,462
Other long-term assets	1,515	901	—	—	—	2,416
Intercompany notes receivable	—	7,635	—	—	(7,635)	—
Investment in subsidiaries	157,658	49,587	—	—	(207,245)	—
Total assets	$162,697	407,235	27,560	102,171	(245,119)	454,544
Liabilities and stockholders' equity
Accounts payable	$—	13,223	368	7,830	—	21,421
Accrued expenses	1,320	21,610	1,078	3,239	—	27,247
Product warranty	—	3,698	164	2,497	—	6,359
Income taxes payable	—	—	11	2,567	(1,032)	1,546
Advance payments from customers	—	4,744	1,834	5,489	—	12,067
Intercompany payable	28,191	—	—	—	(28,191)	—
Total current liabilities	29,511	43,275	3,455	21,622	(29,223)	68,640
Deferred income taxes	272	28,240	—	7,044	—	35,556
Intercompany notes payable	—	—	—	7,635	(7,635)	—
Advance payments from sale of San Carlos property		13,450				13,450
Long-term debt	79,231	205,000	—	—	—	284,231
Total liabilities	109,014	289,965	3,455	36,301	(36,858)	401,877
Common stock	43	—	—	—	—	43
Parent investment	—	95,179	22,228	57,216	(174,623)	—
Additional paid-in capital	34,683	—	—	—	—	34,683
Other comprehensive income	1,621	1,213	—	360	(1,573)	1,621
Retained earnings	17,336	20,878	1,877	8,294	(32,065)	16,320
Net stockholders’ equity	53,683	117,270	24,105	65,870	(208,261)	52,667
Total liabilities and stockholders' equity	$162,697	407,235	27,560	102,171	(245,119)	454,544

CPI INTERNATIONAL, INC. and subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(unaudited)

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
For the Quarter Ended December 30, 2005

(in thousands — unaudited)

	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Eliminations	Consolidated Total
Sales	$—	52,004	12,942	34,808	(17,375)	82,379
Cost of sales	—	38,289	10,702	25,469	(17,289)	57,171
Gross profit	—	13,715	2,240	9,339	(86)	25,208
Operating costs and expenses:
Research and development	—	844	—	1,066	—	1,910
Selling and marketing	—	2,165	869	1,990	—	5,024
General and administrative	—	4,786	299	2,217	—	7,302
Amortization of acquisition-related intangible assets	—	334	63	151	—	548
Net loss on disposition of assets	—	29	—	36	—	65
Total operating costs and expenses	—	8,158	1,231	5,460	—	14,849
Operating income	—	5,557	1,009	3,879	(86)	10,359
Interest expense (income), net	2,048	4,007	(5)	14	—	6,064
(Loss) income before income tax expenseand equity in income of subsidiaries	(2,048)	1,550	1,014	3,865	(86)	4,295
Income tax (benefit) expense	(819)	1,240	306	1,353	—	2,080
Equity in income of subsidiaries	3,444	3,220	—	—	(6,664)	—
Net income	$2,215	3,530	708	2,512	(6,750)	2,215

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
For the Quarter Ended December 31, 2004

(in thousands — unaudited)

	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Eliminations	Consolidated Total
Sales	$—	54,133	9,573	25,110	(15,083)	73,733
Cost of sales	—	38,119	8,069	18,924	(15,083)	50,029
Gross profit	—	16,014	1,504	6,186	—	23,704
Operating costs and expenses:
Research and development	—	418	—	1,030	—	1,448
Selling and marketing	—	1,722	832	1,514	—	4,068
General and administrative	—	2,777	270	922	—	3,969
Amortization of acquisition-relatedintangible assets	—	4,242	58	606	—	4,906
Net loss on disposition of assets	—	56	—	—	—	56
Total operating costs and expenses	—	9,215	1,160	4,072	—	14,447
Operating income	—	6,799	344	2,114	—	9,257
Interest expense (income), net	—	3,770	(5)	315	—	4,080
Income before income tax expense and equity in loss of subsidiaries	—	3,029	349	1,799	—	5,177
Income tax expense (benefit)	—	2,202	—	(123)	—	2,079
Equity in income of subsidiaries	3,098	2,271	—	—	(5,369)	—
Net income	$3,098	3,098	349	1,922	(5,369)	3,098

CPI INTERNATIONAL, INC. and subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(unaudited)

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
For the Quarter Ended December 30, 2005

(in thousands — unaudited)

	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Eliminations	Consolidated Total
Operating Activities
Net cash (used in) provided by operating activities	$(31)	(4,181)	217	4,193	—	198
Investing Activities
Expenses relating to sale of San Carlos Property	—	(3)	—	—	—	(3)
Capital expenditures	—	(2,780)	(25)	(140)	—	(2,945)
Net cash used in investing activities	—	(2,783)	(25)	(140)	—	(2,948)
Financing Activities
Proceeds from senior term loan	—	10,000	—	—	—	10,000
Special cash dividend	(17,000)	—	—	—	—	(17,000)
Intercompany dividends	17,000	(17,000)	—	—	—	—
Net cash used in financing activities	—	(7,000)	—	—	—	(7,000)
Net (Decrease) Increase in Cash and Cash Equivalents	(31)	(13,964)	192	4,053	—	(9,750)
Cash and cash equivalents at beginning of period	33	25,528	323	627	—	26,511
Cash and cash equivalents at end of period	$2	11,564	515	4,680	—	16,761

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
For the Quarter Ended December 31, 2004

(in thousands — unaudited)

	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Eliminations	Consolidated Total
Operating Activities
Net cash provided by operating activities	$—	7,609	864	1,760	—	10,233
Investing Activities
Expenses relating to sale of San Carlos property	—	(8)	—	—	—	(8)
Purchase of Econco, net of cash acquired	—	(18,685)	—	—	—	(18,685)
Capital expenditures	—	(1,090)	(38)	(66)	—	(1,194)
Net cash used in investing activities	—	(19,783)	(38)	(66)	—	(19,887)
Financing Activities
Repayments on senior term loan	—	(3,878)				(3,878)
Repayments on capital leases	—	—	(20)	—	—	(20)
Net cash used in financing activities	—	(3,878)	(20)	—	—	(3,898)
Net (Decrease) Increase in Cash and Cash Equivalents	—	(16,052)	806	1,694	—	(13,552)
Cash and cash equivalents at beginning of period	—	38,131	113	2,232	—	40,476
Cash and cash equivalents at end of period	$—	22,079	919	3,926	—	26,924

CPI International, Inc.

Until                          , 2006 (25 days after the date of this prospectus), federal securities laws may require all dealers that effect transactions in our common stock, whether or not participating in this offering, to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.     Other Expenses of Issuance and Distribution.

The following table shows the costs and expenses, other than underwriting discounts, payable in connection with the sale and distribution of the securities being registered. The registrant will pay all of these amounts. All amounts are estimated.

Securities and Exchange Commission Registration Fee	$13,375.00
National Association of Securities Dealers, Inc. Filing Fee	13,000.00
Quotation fee—The Nasdaq Stock Market's National Market	*
Printing and Engraving Expenses	*
Legal Fees and Expenses	*
Accounting Fees and Expenses	*
Blue Sky Fees and Expenses	*
Transfer Agent and Registrar Agent Fees	*
Miscellaneous	*
Total	$ *

*	To be provided by amendment

Item 14.     Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law (‘‘DGCL’’) authorizes a corporation to indemnify any person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful. The DGCL does not permit indemnification in any threatened, pending or completed action or suit by or in the right of the corporation in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery of the State of Delaware in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery of the State of Delaware or such other court shall deem proper. To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, or in defense of any claim, issue or matter, such person shall be indemnified against expenses, including attorneys' fees, actually and reasonably incurred by such person in connection therewith. Section 102 of the DGCL also allows a corporation to eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director provided that such provisions shall not eliminate or limit the liability of a director:

(i)	for any breach of the director's duty of loyalty to the corporation or its stockholders;

(ii)	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

(iii)	for unlawful payments of dividends or unlawful stock purchases or redemptions; or

(iv)	for any transaction from which the director derived an improper personal benefit.

These provisions will not limit the liability of directors or officers under the federal securities laws of the United States.

The registrant's Amended and Restated Certificate of Incorporation will provide that, to the fullest extent that the DGCL or any other applicable law as it exists or as it may be amended permits the limitation or elimination of the liability of directors, no directors of the registrant will be liable to the registrant or its stockholders for monetary damages for breach of fiduciary duty as a director.

The registrant's amended and restated certificate of incorporation and amended and restated bylaws will provide that, to the fullest extent permitted by law, the registrant shall indemnify any director or officer of the registrant against all expenses (including attorneys' fees), judgments, fines and amounts paid in the defense or settlement actually and reasonably incurred by him in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, investigative or otherwise, and whether brought by or in the right of the registrant, to which he or she was or is a party or threatened to be made a party by reason of his or her current or former position with the registrant or by reason of the fact that he or she is or was serving, at the request of the registrant, as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

The registrant maintains officers' and directors' insurance covering certain liabilities that may be incurred by officers and directors in the performance of their duties and will continue to maintain such insurance coverage after the consummation of this offering. In addition, prior to the consummation of this offering, the registrant will enter into indemnification agreements with each of its directors and executive officers that provide for indemnification and expense advancement to the fullest extent permitted under the DGCL.

We expect that the underwriting agreement for this offering will provide for the indemnification of the registrant, its controlling persons, its directors and certain of its officers by the underwriters and for the indemnification of the underwriters by the registrant, in each case against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the ‘‘Securities Act’’).

Item 15.    Recent Sales of Unregistered Securities.

Set forth below is a description of the sales of all securities of the registrant sold by the registrant within the past three years that were not registered under the Securities Act.

Floating Rate Senior Notes due 2015 of the Registrant

On February 22, 2005, the registrant issued $80 million in aggregate principal amount of its Floating Rate Senior Notes due 2015 (the ‘‘FLR Notes’’). The FLR Notes were sold for cash to the initial purchasers listed in the table below:

Initial Purchasers	Principal Amount
UBS Securities LLC	$48,000,000
Wachovia Capital Markets, LLC	20,000,000
Bear, Stearns & Co. Inc.	12,000,000
Total	$80,000,000

The FLR Notes were sold to the initial purchasers for an aggregate purchase price of $76,824,000 and were resold by the initial purchasers at a 1% discount. The FLR Notes were sold to the initial purchasers in reliance upon the exemption from registration provided by Regulation D, Rule 506, of the Securities Act, and were subsequently resold by the initial purchasers pursuant to Rule 144A and Regulation S under the Securities Act. The sale of the FLR Notes was made without general solicitation or advertising.

Registrant's Guarantee of Communications & Power Industries, Inc.'s 8% Senior Subordinated Notes due 2012

On January 23, 2004, Communications & Power Industries, Inc. (‘‘CPI’’) issued $125 million in aggregate principal amount of its 8% Senior Subordinated Notes due 2012 (the ‘‘8% Notes’’) and in connection therewith the registrant guaranteed, on a senior subordinated basis, the 8% Notes. The 8% Notes were sold for cash to the initial purchasers listed in the table below:

Initial Purchasers	Principal Amount
UBS Securities LLC	$50,000,000
Bear, Stearns & Co. Inc.	50,000,000
Wachovia Capital Markets, LLC	25,000,000
Total	$125,000,000

The registrant received none of the gross proceeds from the issuance of the 8% Notes or the guarantee by the registrant of the 8% Notes (the ‘‘Guarantee’’). The issuance of the 8% Notes and the Guarantee to the initial purchasers was made on reliance on the exemption from registration afforded by the provisions of Section 4(2) under the Securities Act, and the 8% Notes were subsequently resold by the initial purchasers pursuant to Rule 144A and Regulation S under the Securities Act. The sale of the 8% Notes and the issuance of the Guarantee were made without general solicitation or advertising.

Common Stock

In March 2004, Michael Targoff and Chris Toffales, both of which were at such time and currently are directors of the registrant, purchased 21,256 and 3,188 shares of the registrant's common stock, respectively, at a price of $23.52 per share, for an aggregate purchase price of $500,000 and $75,000, respectively. These shares were issued in reliance on the exemption from registration afforded by the provisions of Section 4(2) of the Securities Act, as a transaction by an issuer not involving any public offering.

Item 16.    Exhibits and Financial Statement Schedules.

(a) Exhibits

See Exhibit Index beginning on page II-6 of this registration statement, which is incorporated herein by reference.

(b) Financial Statement Schedules

All schedules have been omitted because the information required to be set forth in such schedules is not applicable or is shown in the consolidated financial statements, including the notes thereto.

Item 17.    Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, CPI International, Inc. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Palo Alto, state of California, on March 21, 2006.

CPI International, Inc.
By:	/s/ Joel A. Littman Joel A. Littman Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on March 21, 2006.

Signature	Title

/s/*	Chief Executive Officer and Director (Principal Executive Officer)

O. Joe Caldarelli

/s/*	Chief Operating Officer, President and Director

Robert A. Fickett

/s/ Joel A. Littman	Chief Financial Officer, Treasurer and Secretary (Principal Financial and Accounting Officer)

Joel A. Littman

/s/*	Chairman of the Board of Directors

Michael Targoff

/s/*	Director

Michael F. Finley

/s/*	Director

Jeffrey P. Hughes

/s/*	Director

Chris Toffales

*/s/ Joel A. Littman

Joel A. Littman, Attorney-in-fact

EXHIBIT INDEX

Exhibit No.	Description
1.1**	Form of Underwriting Agreement
2.1	Agreement and Plan of Merger, dated as of November 17, 2003, by and among the Registrant, CPI Merger Sub Corp., Communications & Power Industries Holding Corporation (‘‘Holding’’) and Green Equity Investors II, L.P., as Securityholders' Representative (Exhibit 2.4)(7)
2.2	Stock Sale Agreement (‘‘Stock Sale Agreement’’), dated as of June 9, 1995, by and between Communications & Power Industries, Inc. (‘‘CPI’’) (as successor by merger to CPII Acquisition Corp., then known as Communications & Power Industries Holding Corporation) and Varian Associates, Inc. (‘‘Varian Associates’’) (Exhibit 2.1)(1)
2.3	First Amendment to Stock Sale Agreement, dated as of August 11, 1995, by and among Holding, CPI (as successor by merger to CPII Acquisition) and Varian Associates (Exhibit 2.2)(1)
2.4	Second Amendment to Stock Sale Agreement, dated as of August 11, 1995, by and among Holding, CPI (as successor by merger to CPII Acquisition) and Varian Associates (Exhibit 2.3)(1)
2.5	Modification Agreement to Stock Sale Agreement, dated June 18, 2004, by and between CPI and Varian Medical Systems, Inc. (Exhibit 10.2)(10)
3.1	Restated Certificate of Incorporation of CPI, filed with the Delaware Secretary of State on December 10, 2004 (Exhibit 3.1)(11)
3.2	Amended and Restated Bylaws of CPI, dated March 19, 2002 (Exhibit 3.2)(4)
3.3**	Amended and Restated Certificate of Incorporation of the Registrant to become effective upon the closing of this offering
3.4**	Amended and Restated Bylaws of the Registrant to become effective upon the closing of this offering
4.1	Indenture, dated as of January 23, 2004, by and among CPI, as Issuer, the Guarantors named therein, as Guarantors, and The Bank of New York Trust Company, N.A. (as successor to BNY Western Trust Company), as Trustee (Exhibit 4.1)(8)
4.2**	Form of Management Stockholders Agreement among the Registrant, Cypress Merchant Banking Partners II L.P., Cypress Merchant Banking II C.V., 55th Street Partners II L.P., Cypress Side-by-Side LLC, and certain management stockholders named therein, as such agreement will be amended to become effective upon closing of this offering
4.3	Indenture, dated as of February 22, 2005, by and between the Registrant, as Issuer, and The Bank of New York Trust Company, N.A., as Trustee (Exhibit 10.2)(12)
4.4**	Form of Registration Rights Agreement, dated as of January 23, 2004, by and among the Registrant, Cypress Merchant Banking Partners II L.P., Cypress Merchant Banking II C.V., 55th Street Partners II L.P. and Cypress Side-by-Side LLC, as such agreement will be amended to become effective upon closing of this offering
4.5**	Specimen common stock certificate
5.1*	Form of Legal Opinion of Irell & Manella LLP

Exhibit No.	Description
10.1	Credit Agreement, dated as of January 23, 2004, amended and restated as of November 29, 2004, by and among CPI, as Borrower, the Guarantors named therein, the Lenders from time to time party thereto, UBS Securities LLC, Bear, Stearns & Co. Inc., UBS Loan Finance LLC, UBS AG, Stamford Branch, Bear Stearns Corporate Lending Inc., Wachovia Bank, National Association, and Wachovia Capital Markets, LLC (Exhibit 10.1)(11)
10.2	Amendment No. 1, dated as of February 16, 2005, to the Credit Agreement (Exhibit 10.1)(12)
10.3	Amendment No. 2, dated as of April 13, 2005, to the Credit Agreement (Exhibit 10.1)(13)
10.4	Amendment No. 3, dated as of December 15, 2005, to the Credit Agreement (Exhibit 10.1)(15)
10.5	Security Agreement, dated as of January 23, 2004, among CPI, the Guarantors party thereto, and UBS AG, Stamford Branch (Exhibit 10.2)(8)
10.6	Cross License Agreement, dated as of August 10, 1995, between CPI and Varian Associates (Exhibit 10.11)(1)
10.7	Agreement of Purchase and Sale (San Carlos Property), dated February 7, 2003, by and between CPI (as successor to Holding) and Palo Alto Medical Foundation; Seventh Amendment, dated November 12, 2003; and Ninth Amendment, dated June 16, 2004 (Exhibit 10.1)(10)
10.8	Agreement re: Environmental Matters, dated June 18, 2004, by and between 301 Holding LLC, CPI, Varian Medical Systems, Inc. and Palo Alto Medical Foundation (Exhibit 10.3)(10)
10.9	Assignment and Assumption of Lessee's Interest in Lease (Units 1-4, Palo Alto) and Covenants, Conditions and Restrictions on Leasehold Interests (Units 1-12, Palo Alto), dated as of August 10, 1995, by and among Varian Realty Inc., Varian Associates and CPI (Exhibit 10.13)(1)
10.10	Fourth Amendment of Lease, dated December 15, 2000, by and between The Board of Trustees of the Leland Stanford Junior University and CPI (Exhibit 10.10)(3)
10.11	Sublease (Unit 8, Palo Alto), dated as of August 10, 1995, by and between Varian Realty Inc. and CPI (Exhibit 10.15)(1)
10.12	Sublease (Building 4, Palo Alto), dated as of August 10, 1995, by and between CPI, as Sublessee, Varian, as Sublessor, and Varian Realty Inc., as Adjacent Property Sublessor (Exhibit 10.16)(1)
10.13	First Amendment to Sublease, Subordination, Non-Disturbance and Attornment Agreement, dated as of April 2, 1999, by and among Varian, Inc., CPI, Varian, and Varian Realty Inc. (Exhibit 10.15)(14)
10.14	Second Amendment to Sublease, dated as of April 28, 2000, by and between Varian, Inc. and CPI (Exhibit 10.16) (14)
10.15	Communications & Power Industries 2000 Stock Option Plan (Exhibit 10.32)(2)
10.16	First Amendment to Communications and Power Industries 2000 Stock Option Plan (Exhibit 10.32.1)(5)
10.17	Form of Stock Option Agreement 2000 Stock Option Plan (Exhibit 10.33)(2)

Exhibit No.	Description
10.18	Form of Option Rollover Agreement (U.S. Employees) (Exhibit 10.3)(8)
10.19	Form of Option Rollover Agreement (Canadian Employees) (Exhibit 10.5)(14)
10.20	The 2004 Stock Incentive Plan (Exhibit 10.1)(9)
10.21	Amendment to the 2004 Stock Incentive Plan (Exhibit 10.27)(11)
10.22	Form of Option Agreement (Employees) (Exhibit 10.2)(9)
10.23	Form of Option Agreement (Directors) (Exhibit 10.3)(9)
10.24**	2006 Equity and Performance Incentive Plan
10.25	Pension Plan for Executive Employees of CPI Canada, Inc. (as applicable to O. Joe Caldarelli) effective January 1, 2002 (Exhibit 10.43)(7)
10.26	Employment Agreement for O. Joe Caldarelli, dated March 19, 2002 (Exhibit 10.37)(6)
10.27	Employment Agreement for Robert A. Fickett, dated September 30, 2002 (Exhibit 10.38)(6)
10.28	Employment Agreement for Joel A. Littman, dated September 30, 2002 (Exhibit 10.39)(6)
10.29	Employment Agreement for Mike Cheng, dated November 2, 2002 (Exhibit 10.40)(7)
10.30	Employment Agreement for Don C. Coleman, dated November 2, 2002 (Exhibit 10.41)(7)
12*	Statement re: Computation of Ratio of Earnings to Fixed Charges
21	Subsidiaries of the Registrant (Exhibit 21)(14)
23.1†	Consent of KPMG LLP
23.2**	Consent of Irell & Manella LLP
24.1*	Power of Attorney

†	Filed herewith.

*	previously filed.

**	To be filed by amendment.

(1)	Incorporated by reference to Communications & Power Industries Inc.'s Registration Statement on Form S-1 (Registration No. 33-96858) filed on September 12, 1995

(2)	Incorporated by reference to Communications & Power Industries Inc.'s Annual Report on Form 10-K for the fiscal year ended September 29, 2000 (File No. 033-96858)

(3)	Incorporated by reference to Communications & Power Industries Inc.'s Quarterly Report on Form 10-Q for the quarter ended December 29, 2000 (File No. 033-96858)

(4)	Incorporated by reference to Communications & Power Industries Inc.'s Quarterly Report on Form 10-Q for the quarter ended March 29, 2002

(5)	Incorporated by reference to Communications & Power Industries Inc.'s Quarterly Report on Form 10-Q for the quarter ended April 4, 2003

(6)	Incorporated by reference to Communications & Power Industries Inc.'s Annual Report on Form 10-K for the fiscal year ended September 27, 2002

(7)	Incorporated by reference to Communications & Power Industries Inc.'s Annual Report on Form 10-K for the fiscal year ended October 3, 2003

(8)	Incorporated by reference to Communications & Power Industries Inc.'s Quarterly Report on Form 10-Q for the quarter ended January 2, 2004

(9)	Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended April 2, 2004

(10)	Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended July 2, 2004

(11)	Incorporated by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended October 1, 2004

(12)	Incorporated by reference to the Registrant's Form 8-K filed on February 23, 2005

(13)	Incorporated by reference to the Registrant's Form 8-K filed on April 19, 2005

(14)	Incorporated by reference to the Registrant's Registration Statement on Form S-4 (Registration No. 333-123917) filed on April 7, 2005

(15)	Incorporated by reference to the Registrant's Form 8-K filed on December 16, 2005